Filed by Galaxy Digital Holdings Ltd.
Pursuant to Rule 425 of the Securities Act of 1933
Subject Company: Galaxy Digital Inc.
(Commission File No.: 333-262378)
NOTICE OF MEETING AND MANAGEMENT INFORMATION CIRCULAR For the Special Meeting of Shareholders To be held on May 9, 2025 At 10:00 a.m. (Eastern Daylight Time) Dated: April 7, 2025

These materials are important and require your immediate attention. They require the shareholders of Galaxy Digital Holdings Ltd. to make important decisions. If you are a Galaxy Digital Holdings Ltd. shareholder and are in doubt as to how to make such decisions, please contact your financial, legal, tax and other professional advisors. If you require further assistance, please do not hesitate to contact Galaxy Digital Holdings Ltd.’s strategic shareholder advisor and proxy solicitation agent, TMX Investor Solutions Inc., by email at INFO_TMXIS@tmx.com, by telephone at 1 (877) 478-5043 (toll free within North America) or for outside North America, call direct at (437) 561-5063. PROPOSED REORGANIZATION — YOUR VOTE IS VERY IMPORTANT To the Shareholders of Galaxy Digital Holdings Ltd.: This management information circular (the “Management Circular”) is furnished in connection with the solicitation of proxies by the management of Galaxy Digital Holdings Ltd. (“GDHL”) for use at the special meeting, which shall constitute an extraordinary general meeting for purposes of GDHL’s memorandum and articles of association (the “Meeting”), of the holders of ordinary shares of GDHL (each, a “Shareholder” or a “GDHL shareholder”) to be held in person on May 9, 2025 at 10:00 a.m. (local time) at 300 Vesey Street, New York City, New York, 10282, United States and virtually via live webcast at https://virtual-meetings.tsxtrust.com/1791 for the purposes set forth below and in the accompanying Notice of Meeting (the “Notice”). On May 5, 2021, GDHL announced that, subject to the approval of GDHL shareholders, GDHL expects to effect a reorganization and domestication (the “Reorganization”) of GDHL on the terms described herein. In summary, under the proposed terms of the Reorganization, among other things: • GDHL and Galaxy Digital Holdings LP (“GDH LP”) will redomicile from the Cayman Islands to the State of Delaware. • GDHL and its affiliated entities’ corporate and capital structure will be reorganized so as to normalize it on the basis of frequently used “Up-C structures” in the United States, with the Reorganization including the following steps: • Galaxy Digital Inc. (“Pubco”), a new Delaware-incorporated holding company, will become the successor public company of GDHL, with all outstanding Ordinary Shares (as defined below) being ultimately converted into and exchanged for shares of Class A Common Stock of Pubco. • The existing organizational documents of GDH LP will be amended and restated, including to provide that Michael Novogratz, the Chief Executive Officer and Founder of GDHL, who currently controls the general partnership interests of GDH LP, will transfer control of the general partnership interests of GDH LP to Pubco. However, notwithstanding such transfer of control of the general partnership interests of GDH LP to Pubco, Michael Novogratz will continue to ultimately effectively control the business of GDH LP by virtue of his ownership of the new voting securities of Pubco that will be issued to entities controlled by him, as described below (i.e., Michael Novogratz will have the same control over GDH LP he has now, but through his control of Pubco rather than directly through the general partnership interests of GDH LP). • Pubco will issue new voting securities to entities controlled by Michael Novogratz and other holders of Class B Units (as defined below) of GDH LP (such holders collectively, the “Existing LPs”) that will entitle them to vote (but not hold any economic rights) at the Pubco level, as though they had converted their existing Class B Units of GDH LP to shares of Class A Common Stock of Pubco. The holder of each such voting security of Pubco will also hold a LP Unit (as defined below) of GDH LP that will entitle its holder to economic rights in GDH LP and that NOTICE OF MEETING AND MANAGEMENT INFORMATION CIRCULAR cannot be transferred without a concurrent transfer of such a voting security of Pubco. As a result of such issuance, Michael Novogratz is expected to own approximately 59.9% of Pubco’s voting power immediately following the Reorganization and the Reorganization Merger. As a result, after the Reorganization and the Reorganization Merger, Pubco will be a “controlled company” within the meaning of the Nasdaq rules and may elect not to comply with certain corporate governance standards. Pubco does not currently intend to rely on any of these exemptions following the aforementioned transactions and may not elect to do so in the future without approval of its independent directors. • Pubco will enter into, and agree to certain payment rights and obligations pursuant to, an amendment and restatement of the existing tax receivable agreement between GDHL, GDH LP and certain other parties thereto. • The “variable voting rights” attached to the Ordinary Shares that currently restrict the aggregate votes that may be cast by U.S. shareholders will be eliminated. • Pubco has applied to list its Class A Common Stock on the Nasdaq Global Select Market (“Nasdaq”) under the symbol “GLXY.” • In order to comply with applicable money transmitter laws in the United States, the Proposed Organizational Documents (as defined below) will provide that Pubco’s board of directors may take certain actions, including (i) preventing the transfer of capital stock, (ii) redeeming capital stock at par value or (iii) restricting the exercise of rights with respect to capital stock, in certain circumstances in which a stockholder of Pubco would potentially hold more than 9.9% of the total issued and outstanding shares of Pubco on a fully diluted basis. More specifically, GDHL expects to (i) deregister under the Cayman Islands Companies Act (As Revised) and domesticate under Section 388 of the Delaware General Corporation Law, pursuant to which the jurisdiction of incorporation of GDHL will be transferred by way of continuation from the Cayman Islands to the State of Delaware (the “Domestication”) and GDHL will be renamed Galaxy Digital Holdings Inc. (GDHL following the Domestication, “GDH Delaware”), and (ii) consummate certain related corporate reorganization transactions, including the amendment, prior to the Domestication, of GDHL’s existing share capital and memorandum and articles of association, a copy of which is attached to this Management Circular as Annex “A,” by way of an amended and restated memorandum and articles of association of GDHL (as amended, the “Existing Organizational Documents”) to authorize and provide for the issuance and terms of up to 500 million Class B ordinary shares of GDHL (the “Governing Documents Amendment”), all as described in this Management Circular. In the Domestication, all of the issued and outstanding Class A ordinary shares of GDHL (the “Ordinary Shares”) will convert, automatically and by operation of law and without redemption or cancellation, on a one-for-one basis into an equivalent number of shares of Class A Common Stock of GDH Delaware and GDH Delaware will, pursuant to its post-Domestication certificate of incorporation, be authorized to issue up to 500 million shares of Class B Common Stock. In connection with the Domestication, GDHL shareholders are also being asked to consider and vote upon an amendment and restatement of the memorandum and articles of association of GDHL (as amended by the Governing Documents Amendment) by their deletion in their entirety and the substitution in their place of the proposed new certificate of incorporation, substantially in the form attached to this Management Circular as Annex “B,” and the proposed new bylaws, substantially in the form attached to this Management Circular as Annex “C” (such proposed certificate of incorporation and proposed bylaws, the “Proposed Organizational Documents,” and such amendment and restatement, the “Domestication Charter and Bylaws Amendment”). The Proposed Organizational Documents will be in effect as the governing documents of GDH Delaware upon the completion of the Domestication and will provide for two classes of Common Stock of GDH Delaware, Class A Common Stock and Class B Common Stock. Shareholders are also being asked to approve certain material differences between the Existing Organizational Documents and the Proposed Organizational Documents (the “Domestication Charter and Bylaws Differences”). Furthermore, GDHL shareholders, excluding persons required to be excluded for the purpose of such vote (the “Excluded Shareholders”) under Multilateral Instrument 61-101 — Protection of Minority Securityholders in Special Transactions (“MI 61-101”), are being asked to consider and vote upon the issuance, following the Domestication but prior to the Reorganization Merger (as described below), of a number of shares of Class B Common Stock of GDH Delaware (which shares of Class B Common Stock of GDH Delaware will convert, automatically and by operation of law, into shares of Class B Common Stock of Pubco in the Reorganization Merger) to each Existing LP of GDH LP equal to the number of

Class B limited partnership units (the “Class B Units”) of GDH LP held by each such Existing LP immediately following the Domestication (the “Issuance of Class B Common Stock”). The Domestication, the Governing Documents Amendment, the Domestication Charter and Bylaws Amendment, the Domestication Charter and Bylaws Differences and the Issuance of Class B Common Stock are collectively referred to in this Management Circular as the “Reorganization.” Finally, GDHL shareholders are being asked to consider and vote upon the technical proposal to allow the chairman to adjourn the Meeting to a later date or dates, if necessary or appropriate, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the proposals relating to Reorganization (the “Adjournment”). Assuming the Reorganization is approved by Shareholders, the Reorganization will be effectuated prior to the consummation of the Reorganization Merger, which is not required to be submitted to a vote of GDHL or GDH Delaware shareholders. In the Reorganization Merger, GDH Delaware will merge with and into Pubco (as defined in this Management Circular), an entity that was formed solely for the purpose of consummating the Reorganization Merger described in this Management Circular and which does not have any assets or operations, with Pubco continuing as the surviving entity (the “Reorganization Merger”). In connection with the Reorganization Merger, (i) each share of Class A Common Stock and Class B Common Stock of GDH Delaware will convert, automatically and by operation of law, on a one-for-one basis into one share of Class A Common Stock and Class B Common Stock of Pubco, respectively, and (ii) the certificate of incorporation and bylaws of Pubco will be amended and restated to be substantively identical to the Proposed Organizational Documents (and the term “Proposed Organizational Documents” shall refer, following the Reorganization Merger, to the certificate of incorporation and bylaws of Pubco as so amended). Each share of Class A Common Stock and Class B Common Stock of Pubco will entitle its holder to one vote per share on all matters submitted to a vote of holders of Pubco Common Stock. Following the Reorganization and the Reorganization Merger, Pubco will be a holding company that will succeed GDHL as the publicly traded company in which existing Shareholders will own their equity interests in our business. All of our activities are, and will be, conducted through GDH LP and its subsidiaries, and Pubco’s principal assets will be its direct ownership of (i) certain limited partnership interests of GDH LP, which will entitle it to a corresponding percentage ownership of the economic interest in our business, and (ii) the general partnership interest of GDH LP, which will entitle Pubco to control all actions of GDH LP as its sole general partner and thereby control our business. While the Reorganization is intended to normalize GDHL’s corporate and capital structure and align all stakeholders’ interests, the Issuance of Class B Common Stock is a “related party transaction” pursuant to MI 61-101. Accordingly, GDHL’s board of directors (the “Board”) formed a special committee of independent directors comprised of all the directors of GDHL, other than Michael Novogratz, Damien Vanderwilt, Michael Daffey, Richard Tavoso and Jane Dietze (the “Special Committee”), to consider the Reorganization. Your vote is very important. Whether or not you plan to attend the Meeting, please take appropriate action to make sure your Ordinary Shares are represented at the Meeting. After careful consideration of, among other things, the unanimous recommendation of the Special Committee, the Board has determined (with the interested directors declaring their interest and abstaining on voting with respect to the resolutions related to the Reorganization) that the Reorganization is (i) fair to GDHL shareholders, other than Excluded Shareholders, and (ii) in the best interest of GDHL, and recommends that you vote or give instruction to vote “FOR” the approval of the Reorganization. This Management Circular provides you with detailed information about the Reorganization and the Adjournment to be considered at the Meeting. We urge you to read this Management Circular carefully. In particular, you should review the matters discussed in the section entitled “Risk Factors” in this Management Circular. This Management Circular is also a prospectus under U.S. securities laws which covers the registration under the Securities Act of 1933, as amended, of the issuance of up to 138,002,717 shares of Class A Common Stock of Pubco that will ultimately be held by GDHL Shareholders upon consummation of the Reorganization (and immediately following the Reorganization Merger).

No securities regulatory authority or similar authority in Canada, nor the U.S. Securities and Exchange Commission or any state security commission, has approved or disapproved of the Class A Common Stock or the transactions described in this Management Circular, passed upon the merits or fairness of such transactions contemplated, or passed upon the adequacy or accuracy of this Management Circular. We appreciate your continued interest in our company. Dated as of the 7th day of April, 2025. /s/ “Michael Novogratz” MICHAEL NOVOGRATZ Founder and Chief Executive Officer

NOTICE OF SPECIAL MEETING OF GALAXY DIGITAL HOLDINGS LTD. SHAREHOLDERS NOTICE IS HEREBY GIVEN that the special meeting, which shall constitute an extraordinary general meeting for purposes of Galaxy Digital Holdings Ltd.’s (“GDHL”) memorandum and articles of association, on May 9, 2025 at 10:00 a.m. (local time) at 300 Vesey Street, New York City, New York, 10282, United States and virtually via live webcast at https://virtual-meetings.tsxtrust.com/1791 (the “Meeting”) of the holders of ordinary shares (the “Shareholders” or the “GDHL shareholders”) of GDHL for the purpose of considering and, if deemed advisable, voting to approve the following resolutions: 1. a special resolution to approve a reorganization of GDHL comprised of: a. GDHL’s deregistration under the Cayman Islands Companies Act (As Revised) and domestication under Section 388 of the Delaware General Corporation Law, pursuant to which the jurisdiction of incorporation of GDHL will be transferred by way of continuation from the Cayman Islands to the State of Delaware (the “Domestication” and such proposal “Domestication Proposal”) and GDHL will be renamed Galaxy Digital Holdings Inc. (GDHL following the Domestication, “GDH Delaware”); b. the amendment, prior to the Domestication, of GDHL’s existing share capital and memorandum and articles of association to authorize and provide for the issuance and terms of up to 500 million Class B ordinary shares of GDHL (the “Governing Documents Amendment” and such proposal the “Governing Documents Amendment Proposal”); c. upon the consummation of the Domestication, the amendment and restatement of the memorandum and articles of association of GDHL (as amended upon the approval of the Governing Documents Amendment Proposal) (the “Existing Organizational Documents”) by their deletion in their entirety and the substitution in their place of the proposed new certificate of incorporation, substantially in the form attached to the accompanying management information circular (the “Management Circular”) as Annex “B,” and the proposed new bylaws, substantially in the form attached to the accompanying Management Circular as Annex “C” (the “Domestication Charter and Bylaws Amendment,” and such proposed certificate of incorporation and proposed bylaws, the “Proposed Organizational Documents” and such proposal, the “Proposed Organizational Documents Proposal”); and d. four separate proposals with respect to certain material differences between the Existing Organizational Documents and the Proposed Organizational Documents (collectively, the “Domestication Charter and Bylaws Differences Proposals”); 2. assuming the Domestication Proposal, the Governing Documents Amendment Proposal, the Proposed Organizational Documents Proposal and the Domestication Charter and Bylaws Differences Proposals are approved, a resolution to approve, by a simple majority, excluding persons required to be excluded for the purpose of such vote (the “Excluded Shareholders”) under Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions (“MI 61-101”), the issuance of a number of shares of GDH Delaware Class B Common Stock to each existing Class B limited partner (collectively, the “Existing LPs”) of Galaxy Digital Holdings LP (“GDH LP”) equal to the number of limited partnership units of GDH LP held by each such Existing LP immediately following the Domestication (the “Issuance of Class B Common Stock” and such proposal the “Issuance of Class B Common Stock Proposal”); and 3. an ordinary resolution to approve the technical proposal to allow the chairman to adjourn the Meeting (the “Adjournment”) to a later date or dates, if necessary or appropriate, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Domestication Proposal, the Governing Documents Amendment Proposal, the Proposed Organizational Documents Proposal, the Domestication Charter and Bylaws Differences Proposals and the Issuance of Class B Common Stock Proposal (such proposal, the “Adjournment Proposal” and together with the Domestication Proposal, the Governing Documents Amendment Proposal, the Proposed Organizational Documents Proposal, each of the Domestication Charter and Bylaws Differences Proposals and the Issuance of Class B Common Stock Proposal, the “Proposals”).

Each of the Proposals is more fully described in the accompanying Management Circular, which we urge each GDHL shareholder to review carefully. The full text of the resolutions approving the Proposals is attached to this Management Circular as Appendix “1.” The Domestication, the Governing Documents Amendment, the Domestication Charter and Bylaws Amendment, the Domestication Charter and Bylaws Differences and the Issuance of Class B Common Stock are collectively referred to in this Management Circular as the “Reorganization.” Each of the Proposals that must be approved by special resolution must be approved, as a matter of Cayman Islands law, by the affirmative vote of not less than two-thirds of the Shareholders present in person or virtually or represented by proxy and entitled to vote at the Meeting. Each of the Proposals that must be approved by ordinary resolution must be approved, as a matter of Cayman Islands law, by the affirmative vote of a majority of the Shareholders present in person or virtually or represented by proxy and entitled to vote at the Meeting. While the Issuance of Class B Common Stock Proposal is conditional on the Domestication Proposal, the Governing Documents Amendment Proposal, the Proposed Organizational Documents Proposal and the Domestication Charter and Bylaws Differences Proposal, collectively, the Adjournment Proposal is not conditional on the approval of any other Proposal. GDHL has made arrangements to enable shareholders to attend and vote virtually at this Meeting. Registered Shareholders and proxyholders (including non-registered Shareholders who have appointed themselves as proxyholder) will be able to listen to the Meeting, ask questions and vote at the Meeting online in real time. Non-registered shareholders who have not duly appointed themselves as proxyholder will be able to attend the Meeting virtually as guests, but guests will not be able to vote or ask questions at the Meeting. The Meeting will be available online at https://virtual-meetings.tsxtrust.com/1791. A guide to how to login to, and vote at, the Meeting can be found at Appendix “3” of Management Circular. We would advise that Shareholders do not attend the Meeting in person at the meeting location and instead attend the virtual meeting. Those wishing to attend and vote at the Meeting will need to ensure that they remain connected to the Meeting at all times in order to vote when balloting commences, and it is such persons’ responsibility to ensure internet connectivity for the duration of the Meeting. Only GDHL’s registered Shareholders at the close of business on April 7, 2025 will be entitled to receive notice of, and to vote at, the Meeting or any adjournment thereof. Shareholders who are unable to or who do not wish to attend the Meeting are requested to date and sign the enclosed form of proxy promptly and return it in the self-addressed envelope enclosed for that purpose or by any of the other methods indicated in the form of proxy. To be effective, a properly executed proxy must be received by mail or delivered by hand to GDHL’s transfer agent, TSX Trust Company. In order to be valid and acted upon at the Meeting, a properly executed form of proxy must be received by 10:00 a.m. (local time) on May 7, 2025, or in the event the Meeting is adjourned or postponed, not later than 10:00 a.m. (local time) on the day which is two business days preceding the date of the adjourned or postponed Meeting. The time limit for the deposit of proxies may be waived by GDHL’s board of directors (the “Board”) at its discretion and without notice, but the Board is under no obligation to do so. GDHL’s beneficial Shareholders must complete and return the voting instruction form provided to them by their intermediary (such as a broker, custodian, trustee or nominee) and return it in accordance with the instructions accompanying such voting instruction form. We are providing the accompanying Management Circular to Shareholders in connection with the solicitation of proxies to be voted at the Meeting and at any adjournment of the Meeting. Whether or not you plan to attend the Meeting, we urge you to read the accompanying Management Circular carefully. The Board formed a special committee of independent directors comprised of all the directors of GDHL, other than Michael Novogratz, Damien Vanderwilt, Michael Daffey, Richard Tavoso and Jane Dietze (the “Special Committee”), to consider the Reorganization. The Special Committee retained independent counsel and an independent financial advisor. After careful consideration of, among other things, the unanimous recommendation of the Special Committee, the Board has determined (with the interested directors declaring their interest and abstaining on voting with respect to the resolutions related to the Reorganization) that the Reorganization is (i) fair to Shareholders, other than Excluded Shareholders, and (ii) in the best interest of GDHL, and recommends that you vote or give instruction to vote “FOR” the approval of the Reorganization. If you have any questions or need assistance voting your shares, please contact GDHL’s strategic shareholder advisor and proxy solicitation agent, TMX Investor Solutions Inc., by email at INFO_TMXIS@tmx.com, by telephone at 1 (877) 478-5043 (toll free within North America) or for outside North America, call direct at (437) 561-5063. Dated as of the 7th day of April, 2025. BY ORDER OF THE BOARD /s/ “Michael Novogratz” MICHAEL NOVOGRATZ Founder and Chief Executive Officer

TABLE OF CONTENTS GLOSSARY ............................................................. C-1 FORWARD-LOOKING INFORMATION ........................................ C-7 QUESTIONS & ANSWERS ABOUT THE PROPOSED TRANSACTIONS ............... C-8 THE REORGANIZATION .................................................. C-21 Overview of the Reorganization .............................................. C-21 Background To and Reasons For the Reorganization ............................... C-26 Recommendation of the Special Committee ...................................... C-34 Recommendation of the Board ............................................... C-34 Canadian Securities Law Matters ............................................. C-34 Formal Valuation ........................................................ C-36 Prior Valuations ......................................................... C-36 Minority Approval ....................................................... C-36 Organizational Structure Prior to the Reorganization ............................... C-37 Effect of the Reorganization on Our Organizational Structure ......................... C-38 Amended LP Agreement ................................................... C-39 Tax Receivable Agreement .................................................. C-41 Director Nomination Agreement ............................................. C-42 Indemnification Agreements ................................................ C-43 Description of Capital Stock ................................................ C-43 VOTING SHARES AND PRINCIPAL HOLDERS THEREOF ......................... C-50 THE SPECIAL MEETING OF GDHL SHAREHOLDERS ........................... C-52 The Meeting ............................................................ C-52 Registered Shareholders Attending Virtually ..................................... C-53 Beneficial Shareholders Attending Virtually ...................................... C-54 The Adjournment ........................................................ C-54 Appraisal and Dissenters Rights of Shareholders .................................. C-54 Solicitation of Proxies ..................................................... C-54 Voting by Proxyholder ..................................................... C-55 Registered Shareholders .................................................... C-55 Revocation of Proxy ...................................................... C-55 Beneficial Shareholders .................................................... C-56 Signature of Proxy ....................................................... C-57 LEGAL MATTERS ........................................................ C-58 Interests of Directors and Officers in the Proposed Transactions ....................... C-58 Securities Holdings of Directors and Officers ..................................... C-59 Arrangements Between the Issuer and Security Holders ............................. C-59 Interest of Certain Persons or Companies in Matters to be Acted Upon .................. C-60 Indebtedness of Directors and Executive Officers .................................. C-60 Interest of Informed Persons in Material Transactions .............................. C-60 Statutory Rights ......................................................... C-60 Auditor ............................................................... C-60 Other Legal Matters ...................................................... C-60 i MANAGEMENT INFORMATION CIRCULAR

Securities Authorized For Issuance Under Equity Compensation Plans ................... C-61 Market Information and Previous Sales ......................................... C-61 CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS ................. C-63 Currency Conversion ..................................................... C-64 Effect of the Domestication on Holders ......................................... C-64 Effect of the Reorganization Merger on Holders .................................. C-64 Effect of the GDHI LLC Merger on Holders ..................................... C-64 Holding and Disposing of Pubco Class A Common Stock Acquired in the Transaction ....... C-65 Taxation of Capital Gains and Capital Losses .................................... C-66 Refundable Tax on Aggregate Investment Income .................................. C-66 Eligibility for Investment ................................................... C-66 CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS ....................... C-67 Material U.S. Tax Consequences of the Domestication and Reorganization Merger to Shareholders .......................................................... C-67 U.S. Tax Consequences to U.S. and Non-U.S. Holders of Owning Pubco Class A Common Stock C-68 CERTAIN CAYMAN ISLANDS INCOME TAX CONSEQUENCES .................... C-78 Cayman Islands Tax Considerations ........................................... C-78 Under Existing Cayman Islands Laws .......................................... C-78 RISK FACTORS .......................................................... C-79 ADDITIONAL INFORMATION .............................................. C-84 APPENDIX “1” THE RESOLUTIONS ......................................... C-85 APPENDIX “2” COMPARISON OF CORPORATE GOVERNANCE AND SHAREHOLDER RIGHTS .............................................................. C-86 APPENDIX “3” ELECTRONIC MEETING GUIDE ................................ C-89 ANNEX “A” EXISTING MEMORANDUM AND ARTICLES OF ASSOCIATION .......... A-1 ANNEX “B” PROPOSED CHARTER .......................................... B-1 ANNEX “C” PROPOSED BYLAWS ........................................... C-1 ii

GLOSSARY Unless otherwise specified or if the context so requires, the following terms have the meanings set forth below for purposes of this Management Circular: In this Management Circular, references to “Galaxy,” the “Company,” “we” and “our” refer to (i) GDHL (a Cayman Islands exempted company) prior to the Domestication, (ii) GDH Delaware (a Delaware corporation) following the Domestication and prior to the Reorganization Merger and (iii) Pubco (a Delaware corporation) following the Reorganization Merger. “$” Except where otherwise indicated, references to “dollars,” “US$,” or “$” are to U.S. dollars, and any references to “C$” are to Canadian dollars; “10% shareholder” has the meaning set out on page 69; “Adjournment” has the meaning set out on page 54; “Adjournment Proposal” means the vote to approve by ordinary resolution the Adjournment; “allowable capital loss” has the meaning set out on page 66; “Amended LP Agreement” has the meaning set out on page 39; “Beneficial Shareholders” has the meaning set out on page 14; “Blakes” means Blake, Cassels & Graydon LLP; “Board” means the board of directors of GDHL; “Canadian Securities Laws” means the securities legislation and regulations thereunder of each province and territory of Canada and the rules, instruments, policies and orders of each Securities Regulator made thereunder; “Cayman Islands Companies Act” means the Cayman Islands Companies Act (As Revised); “Certification Process Adjustment” has the meaning set out on page 50; “Citi” means Citigroup Inc.; “Class A Common Stock” means Class A common stock in the capital of GDH Delaware which will convert, automatically and by operation of law, on a one-for-one basis into one share of Class A common stock in the capital of Pubco in the Reorganization Merger; “Class B Common Stock” means Class B common stock in the capital of GDH Delaware which will convert, automatically and by operation of law, on a one-for-one basis into one share of Class B common stock in the capital of Pubco in the Reorganization Merger; “Class A Units” means Class A limited partnership units of GDH LP, prior to consummation of the continuation of GDH LP as a Delaware limited partnership; “Class B Units” means Class B limited partnership units of GDH LP, prior to consummation of the continuation of GDH LP as a Delaware limited partnership; “CMF” means CryptoManufaktur LLC; “Code” means Internal Revenue Code of 1986, as amended; “Common Stock” means the Class A Common Stock and Class B Common Stock, collectively; “CRA” means the Canada Revenue Agency; “Davis Polk” means Davis Polk & Wardwell LLP; “Deferred Income Plan” means any trust governed by a TFSA, DPSP, FHSA, RDSP, RRSP, RRIF or RESP, each as defined herein; C-1

“DGCL” means Delaware General Corporation Law; “Director Nomination Agreement” has the meaning set out on page 42; “Dodd-Frank Wall Street Reform and Consumer Protection Act” means the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010; “Domestication” has the meaning set out on page 8; “Domestication Proposal” means the vote to approve by special resolution the Domestication; “Domestication Charter and Bylaws Amendment” has the meaning set out on page 9; “Domestication Charter and Bylaws Differences” has the meaning set out on page 23; “Domestication Charter and Bylaws Differences Proposals” means the vote to approve by special resolution the Domestication Charter and Bylaws Differences; “Domestication Tax Opinion” has the meaning set out on page 68; “DPSP” means a deferred profit sharing plan, as defined in the Tax Act; “Electing Shareholder” has the meaning set out on page 71; “Exchange Act” means the Securities Exchange Act of 1934, as amended; “Exchangeable Notes” means, together, the $500 million aggregate principal amount of 3.00% Exchangeable Senior Notes due 2026 issued by GDH LP on December 9, 2021, of which $445 million principal was outstanding as of December 31, 2024, and $402.5 million aggregate principal amount of 2.500% Exchangeable Senior Notes due 2029 issued by GDH LP on November 25, 2024; “Excluded Shareholders” means the following Shareholders, as applicable: (i) GDHL, (ii) “interested parties” (as defined in MI 61-101), (iii) any “related party” of an “interested party” and (iv) any person that is a “joint actor” (as such terms are defined in MI 61-101); “Existing Organizational Documents” has the meaning set out on page 9; “Existing LP” means each existing Class B limited partner of GDH LP; “F Reorganization” has the meaning set out on page 68; “Fasken” means Fasken Martineau DuMoulin LLP; “FASB” means Financial Accounting Standards Board; “FATCA” means sections 1471 through 1474 of the Code; “FHSA” means a first home savings account, as defined in the Tax Act; “Form 54-101F7” means the form “Request for Voting Instructions Made by Intermediary” under NI 54-101; “Form W-8BEN” means the Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding and Reporting (Individuals); “Form W-8BEN-E” means the Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding and Reporting (Entities); “Founder” or “Mr. Novogratz” means Michael Novogratz; “GAAP” means generally accepted accounting principles; “GDH Delaware” means GDHL following the Domestication; “GDH GP” means Galaxy Digital Holdings GP LLC; C-2

“GDH LP” means Galaxy Digital Holdings LP, an exempted limited partnership formed under the laws of the Cayman Islands, and, following the consummation of the continuation of GDH LP as a Delaware limited partnership, means such Delaware limited partnership; “GDH LPA” means the fifth amended and restated limited partnership agreement of Galaxy Digital Holdings LP, an exempted limited partnership formed under the laws of the Cayman Islands; “GDHI LLC Merger” has the meaning set out on page 38; “GDHL” means Galaxy Digital Holdings Ltd.; “GDHL Record Date” means April 7, 2025; “GDHL shareholder” means a holder of Ordinary Shares; “GGI” means Galaxy Group Investments LLC; “Governing Documents Amendment” has the meaning set out on page 8; “Governing Documents Amendment Proposal” means the vote to approve by special resolution the Governing Documents Amendment; “Governmental Entity” means any: (a) multinational, federal, provincial, territorial, state, regional, municipal, local or other government or any governmental or public department, court, tribunal, arbitral body, commission, board, bureau or agency; (b) any division, subdivision, ministry, department, section, agent, commission, board or authority of any of the foregoing; (c) any stock exchange; or (d) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; “Holder” has the meaning set out on page 63; “Intermediaries” has the meaning set out on page 55; “Issuance of Class B Common Stock” has the meaning set out on page 10; “Issuance of Class B Common Stock Proposal” means the votes to approve by a simple majority, excluding Excluded Shareholders, the Issuance of Class B Common Stock; “IFRS” means International Financial Reporting Standards, which are issued by the International Accounting Standards Board, as adopted in Canada; “IRS” means U.S. Internal Revenue Service; “Jenner” means Jenner & Block LLP; “KPMG” means KPMG LLP; “LP Units” means limited partnership units of GDH LP upon consummation of the continuation of GDH LP as a Delaware limited partnership; “LTIP” means the amended and restated long term incentive plan of the Company, effective June 18, 2024; “Maples” means Maples Group; “Management Circular” means this management information circular furnished in connection with the solicitation of proxies by the management of GDHL for use at the Meeting; C-3

“Meeting” means the special meeting, which shall also constitute an extraordinary general meeting for the purposes of GDHL’s memorandum and articles of association, of Shareholders to be held in person on May 9, 2025 at 10:00 a.m. (local time) at 300 Vesey Street, New York City, New York, 10282, United States and virtually via live webcast at https://virtual-meetings.tsxtrust.com/1791; “Minority Shareholders” means the Shareholders, excluding the Excluded Shareholders; “MI 61-101” means Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions; “Nasdaq” means the Nasdaq Global Select Market; “NI 54-101” means National Instrument 54-101 — Communication with Beneficial Owners of Securities of a Reporting Issuer; “NOBO” means Beneficial Shareholders who do not object to the issuers of the securities they own knowing who they are; “Non-Certifying Shareholder” has the meaning set out on page 49; “Non-Electing Shareholder” has the meaning set out on page 71; “Non-U.S. Holder” has the meaning set out on page 74; “Notice” means the notice of the Meeting; “OBO” means Beneficial Shareholders who object to their name being made known to the issuers of securities which they own; “OIFP Rules” has the meaning set out on page 65; “Ordinary Shares” means ordinary shares in the capital of GDHL; “person” includes an individual, firm, trust, partnership, limited partnership, limited liability partnership, association, corporation, limited liability company, joint venture, trustee, executor, administrator, legal representative or government (including any Governmental Entity); “PFIC” has the meaning set out on page 70; “Potential Alternative” has the meaning set out on page 27; “Proposals” means the Domestication Proposal, the Governing Documents Amendment Proposal, the Proposed Organizational Documents Proposal, the Domestication Charter and Bylaws Differences Proposals, the Issuance of Class B Common Stock Proposal and the Adjournment Proposal; “Proposed Bylaws” means bylaws substantially in the form attached to this Management Circular as Annex “B;” “Proposed Charter” means a certificate of incorporation substantially in the form attached to this Management Circular as Annex “C;” “Proposed Organizational Documents” has the meaning set out on page 22; “Proposed Organizational Documents Proposal” means the vote to approve by special resolution the Proposed Organizational Documents; “Proposed Transactions” means the Domestication, the Governing Documents Amendment, the Domestication Charter and Bylaws Amendment, the Issuance of Class B Common Stock and the Reorganization Merger; “Pubco” means Galaxy Digital Inc.; “QEF” has the meaning set out on page 71; C-4

“RDSP” means a registered disability savings plan, as defined in the Tax Act; “Registered Shareholders” means Shareholders who hold Ordinary Shares in their own name; “REIT” means real estate investment trust; “Reorganization” means the Domestication, the Governing Documents Amendment, the Domestication Charter and Bylaws Amendment, the Domestication Charter and Bylaws Differences and the Issuance of Class B Common Stock; “Reorganization Merger” means the process through which, after the Reorganization, GDH Delaware will merge with and into Pubco with Pubco continuing as the surviving entity; “Reorganization Mergers” has the meaning set out on page 39; “Reorganization Merger Tax Opinion” has the meaning set out on page 74; “RESP” means a registered education savings plan, as defined in the Tax Act; “RRIF” means a registered retirement income fund, as defined in the Tax Act; “RRSP” means a registered retirement savings plan, as defined in the Tax Act; “Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002; “Securities Regulators” means, when used with regard to Canada, the securities commission or other securities regulatory authority of each province and territory of Canada; “SEC” means the United States Securities and Exchange Commission; “SEDAR” means the System for Electronic Document Analysis and Retrieval; “Shareholder” means a holder of Ordinary Shares; “Shareholder Resolution” means any resolution passed by the Shareholders; “Special Committee” means the special committee of independent directors comprised of all the directors of GDHL, other than Michael Novogratz, Damien Vanderwilt, Michael Daffey, Richard Tavoso and Jane Dietze (Mr. Vanderwilt, Mr. Daffey, Mr. Tavoso and Ms. Dietze were not directors of GDHL when the Special Committee was formed); “Stock Option Plan” means the amended and restated stock option plan of the Company; “taxable capital gain” has the meaning set out on page 66; “Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended; “Tax Proposals” has the meaning set out on page 63; “Tax Receivable Agreement” has the meaning set out on page 41; “TFSA” means a tax free savings account, as defined in the Tax Act; “TRA Parties” means the parties to the Tax Receivable Agreement; “Treasury Department” means U.S. Department of the Treasury; “Treasury Regulation” means the tax regulations issued by the IRS; “TSX” means the Toronto Stock Exchange; “United States” or “U.S.” means the United States of America, its territories and possessions, any State of the United States and the District of Colombia; “U.S. Holder” has the meaning set out on page 67; C-5

“Ventum” means Ventum Financial Corp., formerly named Echelon Wealth Partners; “VIF” means a Voting Instruction Form; “Violation” has the meaning set out on page 47; “XBRL” means eXtensible Business Reporting Language. C-6

FORWARD-LOOKING INFORMATION We have made statements in this Management Circular that may be forward looking information within the meaning of Canadian Securities Laws (the “forward-looking statements”). In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue,” the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about us, may include projections of our future performance, our anticipated growth and anticipated trends in our business. Statements that are not historical facts, including statements about the pending Reorganization, and the parties, perspectives and expectations, are forward-looking statements. In addition, any statements that refer to estimates, projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These statements are only predictions based on our current expectations, beliefs and projections about future events taking into account information available to us. There can be no assurance that future developments affecting us will be those that we have anticipated. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including those factors discussed in this Management Circular, including under the headings “Reorganization,” “Certain Canadian Federal Income Tax Considerations,” “Certain U.S. Federal Income Tax Considerations,” “Certain Cayman Islands Income Tax Considerations” and “Risk Factors.” You should specifically consider the numerous risks outlined in this Management Circular. Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements contained in this Management Circular are not guarantees of future performance and our actual results of operations, financial condition or liquidity, and the development of the industry and markets in which we operate, may differ materially from the forward-looking statements contained in this Management Circular. In addition, even if our results of operations, financial condition or liquidity, and events in the industry and markets in which we operate, are consistent with the forward-looking statements contained in this Management Circular, they may not be predictive of results or developments in future periods. Any forward-looking statement speaks only as of the date of such statement. Except as required by law, we do not undertake any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise. C-7

QUESTIONS & ANSWERS ABOUT THE PROPOSED TRANSACTIONS The following questions and answers briefly address some commonly asked questions relating to the Proposed Transactions, including the proposals to be presented at the special meeting of GDHL’s shareholders, which shall constitute an extraordinary general meeting for purposes of GDHL’s memorandum and articles of association, and the questions that shareholders of GDHL may have relating to the Proposed Transactions. The following questions and answers may not include all of the information that may be important to you and that you should consider in making a decision with respect to the proposals described herein. Additionally, the following questions and answers, as well as the summary section that follows, are not meant to be a substitute for the information contained in the remainder of this Management Circular, and this information is qualified in its entirety by the more detailed descriptions and explanations contained elsewhere in this Management Circular. General Questions & Answers for GDHL Shareholders Q: Why are GDHL shareholders receiving this Management Circular? A: GDHL shareholders are receiving this Management Circular because they are being asked to consider and vote upon, among other things, a proposal to approve certain reorganization transactions, including a domestication of GDHL and GDH LP, as described in this Management Circular. This Management Circular is furnished to GDHL shareholders in connection with the solicitation of proxies by GDHL management for use at the special meeting, which shall constitute an extraordinary general meeting for purposes of GDHL’s memorandum and articles of association (the “Meeting”), of the holders of ordinary shares of GDHL to be held in person on May 9, 2025 at 10:00 a.m. (local time) at 300 Vesey Street, New York City, New York, 10282, United States and virtually via live webcast at https://virtual-meetings.tsxtrust.com/1791. Subject to the necessary approval of GDHL shareholders, among other transactions, GDHL expects to (i) deregister under the Cayman Islands Companies Act and domesticate under Section 388 of the Delaware General Corporation Law, pursuant to which domestication the jurisdiction of incorporation of GDHL will be transferred by way of continuation from the Cayman Islands to the State of Delaware (the “Domestication” and GDHL following the Domestication, “GDH Delaware”), (ii) consummate certain related corporate reorganization transactions, including the amendment, prior to the Domestication, of GDHL’s existing share capital and memorandum and articles of association, a copy of which is attached to this Management Circular as Annex A, to authorize and provide for the issuance and terms of Class B ordinary shares of GDHL (the “Governing Documents Amendment” and, all such related corporate reorganization transactions, collectively with the Domestication, the “Reorganization”) and (iii) consummate a merger with Pubco, in which GDH Delaware will merge with and into Pubco, with Pubco continuing as the surviving entity (the “Reorganization Merger”), with Pubco succeeding GDHL as the publicly traded company in which existing holders of GDHL ordinary shares will own their equity interests. In addition, pursuant to the registration statement of which this Management Circular forms a part, Pubco is registering the issuance of shares of Pubco Class A Common Stock that will ultimately be held by GDHL shareholders upon completion of the Reorganization and the Reorganization Merger. This Management Circular and its annexes contain important information about the transactions described herein and the other matters to be acted upon at the Meeting. You should read this Management Circular, including the attached annexes, carefully and in its entirety. YOUR VOTE IS IMPORTANT. IF YOU ARE A GDHL SHAREHOLDER, YOU ARE ENCOURAGED TO SUBMIT YOUR PROXY AS SOON AS POSSIBLE AFTER CAREFULLY REVIEWING THIS MANAGEMENT CIRCULAR, INCLUDING THE ATTACHED ANNEXES. Q: What is the Galaxy Reorganization? A: Subject to the approval of GDHL shareholders, GDHL is proposing to effectuate a reorganization and domestication, which would also include a re-domiciliation of GDHL and GDH LP. In summary, under the proposed terms of the Reorganization, among other things: • GDHL and GDH LP will redomicile from the Cayman Islands to the State of Delaware. C-8

• GDHL and its affiliated entities’ corporate and capital structure will be reorganized so as to normalize it on the basis of frequently used “Up-C Structures” in the United States, with the Reorganization including the following steps: • Pubco, a new Delaware-incorporated holding company, will become the successor public company of GDHL, with all outstanding GDHL ordinary shares ultimately being converted into and exchanged for shares of Class A Common Stock of Pubco. • The existing organizational documents of GDH LP will be amended and restated, including to provide that Michael Novogratz, the Chief Executive Officer and Founder of GDHL, who currently controls the general partnership interests of GDH LP, will transfer control of such general partnership interests to Pubco. However, notwithstanding such transfer of control of the general partnership interests of GDH LP to Pubco, Michael Novogratz will continue to ultimately effectively control the operations of GDH LP by virtue of his ownership of the new voting securities of Pubco that will be issued to entities controlled by him, as described below (i.e., Michael Novogratz will have the same control over GDH LP he has now, but through his control of Pubco rather than directly through the general partnership interests of GDH LP). • Pubco will issue new voting securities to entities controlled by Michael Novogratz and other holders of Class B Units of GDH LP (such holders collectively, the “Existing LPs”) that will entitle them to vote (but not hold any economic rights) at the Pubco level, as though they had converted their existing Class B Units of GDH LP to Class A Common Stock of Pubco. The holder of each such voting security of Pubco will also hold a LP Unit of GDH LP that will entitle its holder to economic rights in GDH LP and that cannot be transferred without a concurrent transfer of such a voting security of Pubco. As a result of such issuance, Michael Novogratz is expected to own approximately 59.9% of Pubco’s voting power immediately following the Reorganization and the Reorganization Merger. • Pubco will enter into, and agree to certain payment rights and obligations pursuant to, an amendment and restatement of the existing tax receivable agreement between GDHL, GDH LP and certain other parties thereto. • The “variable voting rights” attached to GDHL’s ordinary shares that currently restrict the aggregate votes that may be cast by U.S. shareholders will be eliminated. • Pubco has applied to list its Class A Common Stock on the Nasdaq. Q: What else will happen in the Reorganization and in the Reorganization Merger? A: In the Domestication, all of the issued and outstanding Class A ordinary shares of GDHL will convert, automatically and by operation of law and without redemption or cancellation, on a one-for-one basis into an equivalent number of shares of Class A Common Stock of GDH Delaware and GDH Delaware will, pursuant to its post-Domestication certificate of incorporation, be authorized to issue up to 500 million shares of Class B Common Stock. Additionally, in the Domestication, GDHL will change its name to, and GDH Delaware’s name will be, “Galaxy Digital Holdings Inc.” In connection with the Domestication, the memorandum and articles of association of GDHL (as amended by the Governing Documents Amendment) (the “Existing Organizational Documents”) will be amended and restated (as proposed to be amended and restated, the “Proposed Organizational Documents,” and such amendment, the “Domestication Charter and Bylaws Amendment”). The Proposed Organizational Documents will be in effect as the governing documents of GDH Delaware upon the completion of the Domestication, but prior to the consummation of the Reorganization Merger, and will provide for two classes of common stock of GDH Delaware: Class A Common Stock and Class B Common Stock. In the Reorganization Merger, (i) each share of Class A Common Stock and Class B Common Stock of GDH Delaware will convert, automatically and by operation of law, on a one-for-one basis into one share of Class A Common Stock and Class B Common Stock of Pubco, respectively, and (ii) the certificate of incorporation and bylaws of Pubco will be amended and restated to be substantively identical to the Proposed Organizational Documents (and the term “Proposed Organizational C-9

Documents” shall refer, following the Reorganization Merger, to the certificate of incorporation and bylaws of Pubco as so amended). Following the Reorganization Merger, each share of Class A Common Stock and Class B Common Stock of Pubco will entitle its holder to one vote per share on all matters submitted to a vote of Pubco stockholders. Shares of Class B Common Stock of Pubco will not have any rights to receive dividends or distributions on liquidation of Pubco (beyond their par value). As a result of and following the Reorganization and the Reorganization Merger, Pubco will succeed GDHL as the publicly traded company in which existing holders of GDHL ordinary shares will own their interests, and all securities being registered pursuant to the registration statement of which this Management Circular is a part will be issued by Pubco as the continuing parent entity following such transactions. Following the Reorganization and the Reorganization Merger, Pubco will be a holding company. All of our activities are, and will following the Reorganization and the Reorganization Merger be, conducted through GDH LP and its subsidiaries, and Pubco’s principal assets following the Reorganization and the Reorganization Merger will be its direct and indirect ownership of (i) certain limited partnership interests of GDH LP, which will entitle it to a corresponding percentage ownership of the economic interest in our business, and (ii) all of the general partnership interests of GDH LP, which will entitle it to control our business. Following the Reorganization and the Reorganization Merger, (i) Pubco will be the sole general partner of GDH LP and thereby will control all actions of GDH LP, and (ii) entities controlled by Michael Novogratz, the Chief Executive Officer and Founder of GDHL, will own approximately 59.9% of Pubco’s voting securities and ultimately effectively control our business. Q: Why is GDHL issuing shares of Class B Common Stock? A: GDHL shareholders, excluding persons required to be excluded for the purpose of such vote under Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions (“MI 61-101” and such excluded persons “Excluded Shareholders”), are further being asked to consider and vote upon the issuance, immediately following the Domestication, of a number of shares of Class B Common Stock of GDH Delaware (which shares of Class B Common Stock of GDH Delaware will convert automatically and by operation of law on a one-for-one basis into shares of Class B Common Stock of Pubco in the Reorganization Merger) to each Existing LP of GDH LP equal to the number of such Class B Units of GDH LP held by each such Existing LP of GDH LP (the “Issuance of Class B Common Stock”). Q: When will the Reorganization and the Reorganization Merger occur? A: Subject to the necessary approval of GDHL shareholders, the Board may adopt the Reorganization and the Reorganization Merger at any time. Additional Questions & Answers About the Special Meeting of GDHL Shareholders Q: What is the purpose of the Meeting? A: The purpose of the Meeting of GDHL shareholders is to vote on proposals related to the Reorganization, comprised of the Domestication, the Governing Documents Amendment, the Domestication Charter and Bylaws Amendment, Issuance of Class B Common Stock and, if necessary or appropriate, the adjournment of the Meeting to a later date or dates, and to transact such other business as is proper at the Meeting. Q: Where and when will the Meeting be held? A: The Meeting will be held in person on May 9, 2025 at 10:00 a.m. (local time) at 300 Vesey Street, New York City, New York, 10282, United States and virtually via live webcast at https://virtual-meetings.tsxtrust.com/1791. C-10

Q: How can I attend the meeting in person? A: The Meeting will be held in person and virtually on May 9, 2025 at 10:00 a.m. (local time). In order to attend in person, you must (i) be a Registered Shareholder or duly appointed proxyholder and (ii) present government-issued photo identification (such as a driver’s license or passport). You will only be allowed to attend the meeting if you are a Registered Shareholder or, if you are a Beneficial Shareholder, you have appointed yourself as a proxyholder by May 7, 2025 at 10:00 a.m. (local time). Please send an email to Investor.Relations@galaxy.com by the close of business on May 2, 2025, if you plan to attend the Meeting in person. We reserve the right to restrict admission to the Meeting for security or health and safety reasons at our sole discretion. Attendees who disrupt or impede the Meeting or breach the rules of conduct may be removed from the Meeting. No cameras, recording equipment, large bags or packages will be permitted in the Meeting. The use of cell phones, smart phones, tablets and other personal communication devices for any reason during the Meeting is strictly prohibited. Anyone can listen to the meeting by logging into the virtual meeting as a guest. Please see “How do I attend a virtual meeting?” Q: How do I attend a virtual meeting? A: If you are a Registered Shareholder, GDHL’s transfer agent, TSX Trust Company, will have sent you a form of proxy. Registered Shareholders planning to access and vote at the Meeting should not complete the proxy or return it to TSX Trust Company if you will be accessing and voting at the Meeting during the webcast. If you are planning to access the Meeting, your proxy will be required in order for you to complete the instructions below: 1. Log in at https://virtual-meetings.tsxtrust.com/1791 at least 15 minutes before the Meeting starts. 2. Click on “I have a control number” 3. Enter your 12-digit control number (your control number is located on your proxy) 4. Enter the password: galaxy2025 (case sensitive) 5. Follow the instructions to access the Meeting and vote when prompted Beneficial Shareholders wishing to access and vote at the Meeting during the live webcast can do so as follows: 1. Appoint yourself as proxyholder by writing your name in the space provided on the proxy or voting instruction form. Do not fill out your voting instructions 2. Sign and send it to your intermediary, following the voting deadline and submission instructions on the voting instruction form 3. Get a control number by contacting TSX Trust Company at tsxtrustproxyvoting@tmx.com by 10:00 a.m. (local time) on May 7, 2025 and complete the necessary forms 4. Log in at https://virtual-meetings.tsxtrust.com/1791 at least 15 minutes before the meeting starts 5. Click on “I have a control number” 6. Enter the control number provided to you by tsxtrustproxyvoting@tmx.com 7. Enter the password: galaxy2025 (case sensitive) 8. Follow the instructions to access the Meeting and vote when prompted Q: Who is soliciting the vote of GDHL shareholders? A: This Management Circular is furnished in connection with the solicitation of proxies by GDHL’s management for use at the Meeting. C-11

Q: What are GDHL shareholders being asked to consider and vote upon at the Meeting? A: GDHL shareholders will vote on the following proposals at the Meeting: 1. a special resolution to approve a reorganization comprised of: a. the Domestication (such proposal “Domestication Proposal”); b. the Governing Documents Amendment (such proposal the “Governing Documents Amendment Proposal”); c. upon the consummation of the Domestication, the amendment and restatement of the Existing Organizational Documents by their deletion in their entirety and the substitution in their place of the Proposed Organizational Documents (such proposal, the “Proposed Organizational Documents Proposal”); and d. four separate proposals with respect to certain material differences between the existing organizational documents and the proposed organizational documents of GDH Delaware following its domestication as a Delaware corporation (collectively, the “Domestication Charter and Bylaws Differences Proposals”); 2. assuming the Domestication Proposal, the Governing Documents Amendment Proposal, the Proposed Organizational Documents Proposal and the Domestication Charter and Bylaws Differences Proposals are approved, a resolution to approve, by a simple majority, excluding Excluded Shareholders, the Issuance of Class B Common Stock (such proposal, the “Issuance of Class B Common Stock Proposal”); and 3. to approve by ordinary resolution the technical proposal to allow the chairman to adjourn the Meeting (the “Adjournment”) to a later date or dates, if necessary or appropriate, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Domestication Proposal, the Governing Documents Amendment Proposal, the Proposed Organizational Documents Proposal, the Domestication Charter and Bylaws Differences Proposals and the Issuance of Class B Common Stock Proposal (such proposal, the “Adjournment Proposal” and together with the Domestication Proposal, the Governing Documents Amendment Proposal, the Proposed Organizational Documents Proposal, each of the Domestication Charter and Bylaws Differences Proposals and the Issuance of Class B Common Stock Proposal, the “Proposals”). The Issuance of Class B Common Stock is a “related party transaction” pursuant to MI 61-101. The Board formed a special committee of independent directors comprised of all the directors of GDHL, other than Michael Novogratz, Damien Vanderwilt, Michael Daffey, Richard Tavoso and Jane Dietze (the “Special Committee”), to consider the Reorganization. After careful consideration of, among other things, the unanimous recommendation of the Special Committee, the Board has determined (with the interested directors declaring their interest and abstaining on voting with respect to the resolutions related to the Reorganization) that the Proposed Transactions are in the best interests of GDHL and its shareholders and recommends that you vote or give instruction to vote “FOR” the approval of the Proposed Transactions. Q: What vote of GDHL shareholders is required to approve the Proposals presented at the Meeting? A: Each of the Proposals that must be approved by special resolution must be approved, as a matter of Cayman Islands law, by the affirmative vote of the holders of not less than two-thirds of the ordinary shares of GDHL who, being present in person or virtually or represented by proxy and entitled to vote at the Meeting, vote at the Meeting. Each of the Proposals that must be approved by ordinary resolution must be approved, as a matter of Cayman Islands law, by the affirmative vote of the holders of a majority of the ordinary shares of GDHL who, being present in person or virtually or represented by proxy and entitled to vote at the Meeting, vote at the Meeting. The Issuance of Class B Common Stock Proposal must be approved by a simple majority, excluding persons required to be excluded for the purpose of such vote under MI 61-101. C-12

The Domestication Charter and Bylaws Amendment Proposal and each of the Domestication Charter and Bylaws Differences Proposals is conditioned on the approval of the Domestication Proposal. The Adjournment Proposal is not conditioned on the approval of any other Proposal. Q: Will any other matters be voted on at the Meeting? A: The Board does not intend to present any other matters at the Meeting and does not know of any other matters that will be brought before GDHL’s shareholders for a vote at the Meeting. If any other matter is properly brought before the Meeting, your signed proxy gives authority to Francesca Don Angelo, Andrew Siegel and Michael Novogratz, as proxies, with full power of substitution, to vote on such matters at their discretion. Q: Will the Reorganization Merger be submitted to a vote of GDHL shareholders? A: Assuming the Reorganization is approved by GDHL shareholders, in accordance with applicable law, the Reorganization Merger is not required to be, and will not be, submitted to a vote of GDHL or GDH Delaware shareholders. Q: Who is entitled to vote at the Meeting? A: Only GDHL’s registered shareholders at the close of business on April 7, 2025 (the “GDHL Record Date”) will be entitled to receive notice of, and to vote at, the Meeting or any adjournment thereof. GDHL shareholders who are unable to or who do not wish to attend the Meeting are requested to date and sign the enclosed form of proxy promptly and return it in the self-addressed envelope enclosed for that purpose or by any of the other methods indicated in the form of proxy. Q: What constitutes a quorum at the Meeting? A: The quorum for the transaction of business at the Meeting consists of two or more GDHL shareholders holding at least 25% in par value of GDHL’s ordinary shares entitled to vote at the Meeting being individuals present in person or virtually or by proxy or if a corporation or other non-natural person by its duly authorized representative or proxy. As of the GDHL Record Date, 32,600,561 ordinary shares of GDHL, in the aggregate, would be required to achieve a quorum. Q: What happens if a GDHL shareholder sells or otherwise transfers their ordinary shares of GDHL before the Meeting? A: The GDHL Record Date is earlier than the date on which the transactions that are the subject of the Proposals are expected to be completed. If you transfer your ordinary shares of GDHL after the GDHL Record Date, but before the Meeting, unless the transferee obtains from you a proxy to vote those shares, you will retain your right to vote at the Meeting. If you transfer your ordinary shares of GDHL prior to the GDHL Record Date, you will have no right to vote those shares at the Meeting. Q: How many votes does each GDHL shareholder have? A: Subject to the Certification Process Adjustment (as described below), each GDHL shareholder is entitled to one vote for each ordinary share held by such GDHL shareholder as of the close of business on the GDHL Record Date. As of the close of business on the GDHL Record Date, there were 130,402,242 outstanding GDHL ordinary shares. The Existing Organizational Documents provide for a “Certification Process Adjustment” whereby, in connection with any resolution passed by GDHL shareholders (each, a “Shareholder Resolution”), each GDHL shareholder shall be required to provide a certification as to its status, and the status of any person for whom the GDHL shareholder holds GDHL ordinary shares beneficially, as a United States resident or a non-United States resident. In connection with the Certification Process Adjustment, in respect of any Shareholder Resolution in a meeting or in writing, each GDHL shareholder shall be required to certify that, at the time of the meeting (or any adjournment thereof) at which the resolution is tabled, or in the case of the resolution being proposed as a written resolution, at the time of signifying C-13 its agreement to the proposed written resolution: (a) it is not a United States resident; and (b) to the extent it holds GDHL ordinary shares for the account or benefit of any other person, such person is not a United States resident (each GDHL shareholder not making such certification, a “Non-Certifying Shareholder”). GDHL shareholders who certify that they hold GDHL ordinary shares for the account or benefit of any other person who is a United States resident, will also be asked to certify the extent to which GDHL ordinary shares they own beneficially are owned beneficially for United States residents and to which GDHL ordinary shares they hold are owned beneficially for persons that are not United States residents. This Certification Process Adjustment is intended to preserve GDHL’s status as a “foreign private issuer” within the meaning of Rule 405 under the United States Securities Act of 1933 and Rule 3b-4 under the United States Securities Exchange Act of 1934 by ensuring that the aggregate total number of votes that Non-Certifying Shareholders are entitled to cast may never exceed 49% of the total number of votes that all GDHL shareholders are entitled to cast. Q: What is the voting recommendation of the Board? A: After careful consideration of, among other things, the unanimous recommendation of the Special Committee, the Board has determined (with the interested directors declaring their interest and abstaining on voting with respect to the resolutions related to the Reorganization) that the Reorganization is (i) fair to GDHL shareholders, other than Excluded Shareholders, and (ii) in the best interest of GDHL, and recommends that you vote or give instruction to vote “FOR” the approval of the Reorganization. Q: When do proxies need to be submitted? A: To be effective, a properly executed proxy must be received not later than 10:00 a.m. (local time) on May 7, 2025 or, if the Meeting is adjourned or postponed, not later than 10:00 a.m. (local time) on the day which is two business days preceding the date of the adjourned or postponed meeting. The time limit for the deposit of proxies may be waived by the chairman of the Meeting at his discretion, without notice, but the chairman of the Meeting is under no obligation to do so. Q: What is the difference between holding ordinary shares of GDHL as a Registered Shareholder and as a Beneficial Shareholder? A: Many GDHL shareholders hold their ordinary shares through a stockbroker or bank (an “Intermediary” or “Intermediaries”) rather than directly in their own names. “Registered Shareholders” means GDHL shareholders who hold GDHL’s ordinary shares in their own name. “Beneficial Shareholders” means GDHL shareholders who do not hold GDHL’s ordinary shares in their own name and Intermediaries own securities on behalf of Beneficial Shareholders. As summarized below, there are some distinctions Registered Shareholders and Beneficial Shareholders. Registered Shareholder — If your ordinary shares of GDHL are registered directly in your name with our transfer agent, you are a Registered Shareholder and this Management Circular is being sent directly to you by GDHL. You may vote the ordinary shares registered directly in your name by completing and mailing the proxy or by voting in person or virtually at the Meeting. Beneficial Shareholder — Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by Registered Shareholders (those whose names appear on the records of GDHL as the registered holders of GDHL’s ordinary shares) or as set out in the following disclosure. If GDHL’s ordinary shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those GDHL’s ordinary shares will not be registered in the shareholder’s name on the records of GDHL. Such GDHL’s ordinary shares will more likely be registered under the names of Intermediaries. Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of meetings. Every Intermediary has its own mailing procedures and provides its own return instructions to clients. There are two kinds of Beneficial Shareholders — those who object to their name being made known to the issuers of securities which they own (called “OBOs” for Objecting Beneficial Owners) and those who do not object to the C-14 issuers of the securities they own knowing who they are (called “NOBOs” for Non-Objecting Beneficial Owners). GDHL is taking advantage of the provisions of National Instrument 54-101 — Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) that permit it to deliver the Notice, this Management Circular and the form of proxy (collectively, the “meeting materials”) directly to the NOBOs. Q: How can GDHL shareholders who are Registered Shareholders vote? A: If you are a Registered Shareholder, there are two ways to vote: (1) by completing and mailing your proxy, or (2) by voting in person or virtually at the Meeting. If you are voting by mailing your proxy, to be effective, a properly executed proxy from a Registered Shareholder must be submitted using one of the following methods: (a) date and sign the proxy and return it to GDHL’s transfer agent, TSX Trust Company, by fax within North America at (416) 595-9593 or by mail to 301-100 Adelaide Street West, Toronto, Ontario, M5H 4H1; or (b) log on to the website of TSX Trust Company at www.voteproxyonline.com. Registered Shareholders must follow the instructions set out on the website and refer to the proxy for the holder’s account number and the proxy access number. If you return your proxy but you do not indicate your voting preferences, the proxies will vote your GDHL ordinary shares FOR each of the Proposals and any other matter that is properly submitted to a GDHL shareholder vote at the Meeting. Only the form of proxy accompanying this Management Circular will be counted. The proxy must be executed by the Registered Shareholder, or if the applicable shareholder is a corporation, the proxy should be signed in its corporate name and its corporate seal must be affixed to the proxy or the proxy must be signed by an authorized officer whose title should be indicated. A proxy signed by an authorized officer or a person acting as attorney, executor, administrator or trustee, or in some other representative capacity, should reflect such person’s full title as such and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has been previously filed with GDHL). Q: How can GDHL shareholders who are Beneficial Shareholders vote? A: Beneficial Shareholders who are NOBOs can expect to receive a scannable Voting Instruction Form (“VIF”) from TSX Trust Company. The VIF is to be completed and returned to TSX Trust Company as set out in the instructions provided on the VIF. TSX Trust Company will tabulate the results of the VIFs received from NOBOs. By choosing to send these materials to you directly, GDHL (and not the Intermediary holding GDHL’s ordinary shares on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your VIF as specified in the request for voting instructions that was sent to you. Beneficial Shareholders who are OBOs should follow the instructions of their Intermediary carefully to ensure that their GDHL’s ordinary shares are voted at the Meeting. GDHL does intend to pay for intermediaries to forward to OBOs under NI 54-101 the proxy-related materials and Form 54-101F7 — Request for Voting Instructions Made by Intermediary, and in the case of an OBO, the OBO will not receive the materials unless the OBO’s Intermediary assumes the cost of delivery. The proxy supplied to you by your broker will be similar to the proxy provided to Registered Shareholders by GDHL. However, its purpose is limited to instructing the Intermediary on how to vote your GDHL’s ordinary shares on your behalf. Most brokers delegate responsibility for obtaining instructions from clients to Broadridge in the United States and in Canada. Broadridge mails a VIF in lieu of a proxy provided by GDHL. The VIF will name the same persons as GDHL’s proxy to represent your GDHL’s ordinary shares at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of GDHL), other than any of the persons designated in the VIF, to represent your GDHL’s ordinary shares at the Meeting and that person may be you. To exercise this right, insert the name of the desired representative (which may be you) in the blank space provided in the VIF. The completed VIF must then be returned C-15 to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge’s instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of GDHL’s ordinary shares to be represented at the Meeting and the appointment of any representative. If you receive a VIF from Broadridge, the VIF must be completed and returned to Broadridge, in accordance with its instructions, well in advance of the Meeting in order to have your GDHL’s ordinary shares voted or to have an alternate representative duly appointed to attend the Meeting and vote your GDHL’s ordinary shares at the Meeting. Non-registered GDHL shareholders who have not objected to their Intermediary disclosing certain ownership information about themselves to GDHL are referred to as “NOBOs.” Those non-registered GDHL shareholders who have objected to their Intermediary disclosing ownership information about themselves to GDHL are referred to as “OBOs.” GDHL has elected to send the meeting materials directly to the NOBOs, and, to the extent possible, indirectly through Intermediaries to the OBOs. The Intermediaries (or their service companies) are responsible for forwarding the meeting materials to each OBO, unless the OBO has waived the right to receive them. Intermediaries will frequently use service companies to forward the meeting materials to non-registered GDHL shareholders. Q: If a GDHL shareholder is not going to attend the Meeting in person or virtually, should they submit their proxy instead? A: Yes. Whether you plan to attend the Meeting or not, please read this Management Circular carefully and vote your shares by completing, signing, dating and returning the enclosed proxy in the non-postage-paid envelope provided. Q: To whom and when do GDHL shareholders’ proxies need to be submitted? A: To be effective, a properly executed proxy must be received not later than 10:00 a.m. (local time) on May 7, 2025 or, if the Meeting is adjourned or postponed, not later than 10:00 a.m. (local time) on the day which is two business days preceding the date of the adjourned or postponed meeting. The time limit for the deposit of proxies may be waived by the chairman of the Meeting at his discretion, without notice, but the chairman of the Meeting is under no obligation to do so. If you are voting by mailing your proxy, to be effective, a properly executed proxy from a Registered Shareholder must be submitted using one of the following methods: (a) date and sign the proxy and return it to GDHL’s transfer agent, TSX Trust Company, by fax within North America at (416) 595-9593 or by mail to 301-100 Adelaide Street West, Toronto, Ontario, M5H 4H1; or (b) log on to the website of TSX Trust Company at www.voteproxyonline.com. Registered Shareholders must follow the instructions set out on the website and refer to the proxy for the holder’s account number and the proxy access number. Persons who are Beneficial Shareholders must complete and return the voting instruction form provided to them by their intermediary (such as a broker, custodian, trustee, nominee) and return it in accordance with the instructions accompanying such voting instruction form. Q: Can GDHL shareholders change their vote or revoke their proxy? A: In addition to any other manner permitted by law, a proxy may be revoked by: (a) executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the Registered Shareholder or their authorized attorney in writing, or, if the GDHL shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to TSX Trust Company or at the address of the registered office of GDHL at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned or postponed, the last business day that precedes any C-16 reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law; or (b) personally attending the Meeting and voting. Q: How are votes counted at the Meeting? A: GDHL will appoint a scrutineer at the Meeting, who will collect all proxies and ballots and tabulate the results. The scrutineer is typically a representative of GDHL’s transfer agent. Q: Does a proxy need to be signed? A: The proxy must be executed by the Registered Shareholder, or if the applicable shareholder is a corporation, the proxy should be signed in its corporate name and its corporate seal must be affixed to the proxy or the proxy must be signed by an authorized officer whose title should be indicated. A proxy signed by an authorized officer or a person acting as attorney, executor, administrator or trustee, or in some other representative capacity, should reflect such person’s full title as such and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has been previously filed with GDHL). Q: What will happen if a GDHL shareholder signs and submits their proxy without indicating how they wish to vote? A: The persons named in the proxy will vote or withhold from voting GDHL ordinary shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your GDHL ordinary shares will be voted accordingly. In respect of a matter for which a choice is not specified in the proxy, the management appointee acting as a proxyholder will vote in favor of each matter identified in the proxy. Q: Who will solicit and pay the cost of soliciting proxies from GDHL shareholders? A: Solicitations of proxies will be primarily by mail, but may also be solicited personally or by Internet or telephone by directors, officers and regular employees of GDHL. They will not be paid any additional amounts for soliciting proxies. All costs of the solicitation will be borne by GDHL. GDHL has also engaged TMX Investor Solutions Inc. to assist with the solicitation of proxies. For questions on voting your shares, please contact TMX Investor Solutions Inc., by email at INFO_TMXIS@tmx.com, by telephone at 1 (877) 478-5043 (toll free within North America) or for outside North America, call direct at (437) 561-5063. GDHL has agreed to pay TMX Investor Solutions Inc. a reasonable fee, including an additional contingent success fee, and reimbursement of certain disbursements. GDHL will also reimburse TMX Investor Solutions Inc. for certain out-of-pocket losses, damages and expenses. Q: What should GDHL shareholders do if they receive more than one set of voting materials? A: GDHL shareholders may receive more than one set of voting materials, including multiple copies of this Management Circular and multiple proxies or VIFs. For example, if you hold your shares in more than one brokerage account, you will receive a separate VIF for each brokerage account in which you hold shares. If you are a Registered Shareholder and your shares are registered in more than one name, you will receive more than one proxy. Please complete, sign, date and return each proxy and VIF that you receive in order to cast your vote with respect to all of your GDHL ordinary shares. Q: What should GDHL shareholders do now? A: GDHL shareholders are urged to read carefully and consider the information contained in this Management Circular, including the section entitled “Risk Factors,” and the annexes attached hereto. GDHL shareholders should then vote as soon as possible in accordance with the instructions provided in this Management Circular and on the enclosed proxy or, if you hold your shares through a brokerage firm, bank or other nominee, on the VIF provided by the broker, bank or nominee. C-17

Q: Who can help answer GDHL shareholders’ questions? A: If you are a GDHL shareholder and have questions about the Meeting or the Proposals, or if you need additional copies of this Management Circular or the enclosed proxy, you should contact: Galaxy Digital Holdings Ltd. 300 Vesey Street New York City, New York 10282, United States Attention: Investor Relations Email: investor.relations@galaxy.com You may also contact GDHL’s strategic shareholder advisor and proxy solicitation agent: TMX Investor Solutions Inc. by email at INFO_TMXIS@tmx.com, by telephone at 1 (877) 478-5043 (toll free within North America) or for outside North America, call direct at (437) 561-5063. To obtain timely delivery, GDHL shareholders must request additional copies of this Management Circular or the enclosed proxy or any other materials no later than five business days prior to the Meeting. Additional Questions & Answers About the Reorganization and the Reorganization Merger Q: How will the Reorganization affect GDHL ordinary shares? A: In the Domestication, all of the issued and outstanding Class A ordinary shares of GDHL will convert, automatically and by operation of law and without redemption or cancellation, on a one-for-one basis into an equivalent number of shares of Class A Common Stock of GDH Delaware and GDH Delaware will, pursuant to its post-Domestication certificate of incorporation, be authorized to issue up to 500 million shares of Class B Common Stock. Then, in the Reorganization Merger, GDH Delaware shareholders will receive an equivalent number of shares of Class A Common Stock and Class B Common Stock of Pubco in exchange for their shares of Class A Common Stock and Class B Common Stock of GDH Delaware, respectively. Q: What exchanges will Pubco be listed on following the Reorganization and the Reorganization Merger? A: GDHL’s ordinary shares are currently listed on the TSX. In connection with the Reorganization, Pubco has applied to have Pubco’s Class A Common Stock approved for listing on the Nasdaq, either concurrently with or subsequent to consummation of the Reorganization and the Reorganization Merger. For a period of time following the consummation of the Reorganization, and immediately following Pubco’s intended listing on the Nasdaq, Pubco will remain listed on the TSX. Pubco ultimately may choose to delist its shares from the TSX in the future, which would not require further shareholder approval under TSX rules provided an acceptable alternative market exists for Pubco’s Class A Common Stock. There can be no assurance as to whether such listing and/or delisting will occur on the terms described herein or at all. Q: What amendments will be made to the existing organizational documents of GDHL in the Reorganization? A: Prior to the Domestication, GDHL intends to complete the Governing Documents Amendment, in which GDHL’s existing memorandum and articles of association will be amended to authorize and provide for the issuance and terms of up to 500 million Class B ordinary shares of GDHL. In connection with the Domestication, GDHL will complete the Domestication Charter and Bylaws Amendment, in which the memorandum and articles of association of GDHL (as amended by the Governing Documents Amendment) will be amended and restated by their deletion in their entirety and the substitution in their place of the proposed new certificate of incorporation, substantially in the form attached to this Management Circular as Annex B and the proposed new bylaws, substantially in the form attached to this Management Circular as Annex C. The Proposed Organizational Documents C-18

will be in effect as the governing documents of GDH Delaware upon the completion of the Domestication, but prior to the consummation of the Reorganization Merger, and will provide for two classes of common stock of GDH Delaware: Class A Common Stock and Class B Common Stock. Q: Will the Proposed Organizational Documents be the governing documents of Pubco? A: In the Reorganization Merger, the certificate of incorporation and bylaws of Pubco will be amended and restated to be substantively identical to the Proposed Organizational Documents (and the term “Proposed Organizational Documents” shall refer, following the Reorganization Merger, to the certificate of incorporation and bylaws of Pubco as so amended). Q: How will the Proposed Organizational Documents differ from GDHL’s Existing Organizational Documents? A: The Existing Organizational Documents under the Cayman Islands Companies Act (As Revised) differ materially from the Proposed Organizational Documents of GDH Delaware and, after the Reorganization Merger, Pubco, under the DGCL. Each share of Class A Common Stock and Class B Common Stock of GDH Delaware (prior to the Reorganization Merger) and Pubco (following the Reorganization Merger) will entitle its holder to one vote per share on all matters submitted to a vote of our stockholders. Shares of Class B Common Stock of GDH Delaware (prior to the Reorganization Merger) and Pubco (following the Reorganization Merger) will not be entitled to economic interests. Among other differences between the Existing Organizational Documents and the Proposed Organizational Documents, in order to comply with applicable money transmitter laws in the United States, the Proposed Organizational Documents provide that GDH Delaware’s (or, following the Reorganization Merger, Pubco’s) board may take certain actions including (i) preventing the transfer of capital stock, (ii) redeeming capital stock at par or (iii) restricting the exercise of rights with respect to capital stock, in certain circumstances in which a stockholder would potentially hold more than 9.9% of the total issued and outstanding shares of GDH Delaware (or, following the Reorganization Merger, Pubco) on a fully diluted basis. Q: Why does Galaxy intend to complete the Reorganization and the Reorganization Merger? A: The Reorganization is intended to normalize GDHL’s corporate and capital structure and align all stakeholders’ interests at the Pubco level. The Board and the Special Committee believe that the Reorganization and the Reorganization Merger will result in enhanced shareholder value. See — “Background To and Reasons For the Reorganization” below for a more detailed description of the reasons for and background to the Reorganization. Q: Do GDHL shareholders have appraisal or dissenters’ rights if they object to the Reorganization or the Reorganization Merger? A: No. There are no appraisal or dissenter rights available to holders of GDHL ordinary shares in connection with the Reorganization or the Reorganization Merger under Cayman Islands law or the DGCL. Q: What interests do GDHL’s current officers and directors have in the Proposals? A: In considering the recommendation of the Board to vote in favor of the Proposals, GDHL shareholders should be aware that, aside from their interests as GDHL shareholders, certain of our directors and officers have interests in the Proposals that are different from, or in addition to, those of other GDHL shareholders generally. The Special Committee and GDHL’s directors were aware of and considered these interests, among other matters, in evaluating the Proposals and in recommending approval of the Proposals. GDHL shareholders should take these interests into account in deciding whether to approve the Proposals. For a further discussion of these interests. C-19

Q: Did the Board obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the Reorganization? A: No. The Board did not obtain a third-party valuation or fairness opinion in connection with its determination to approve the Reorganization. However, the Board did establish the Special Committee to consider the Reorganization and the Special Committee retained independent counsel and an independent financial advisor. The members of the Special Committee and GDHL’s officers and directors have substantial experience in evaluating the operating and financial merits of companies from a wide range of industries and concluded that their experience and backgrounds, together with the experience and expertise of GDHL’s advisors and the advisors of the Special Committee, enabled them to make the necessary analyses and determinations regarding the Reorganization C-20

THE REORGANIZATION Overview of the Reorganization Subject to the approval of Shareholders, GDHL is proposing a reorganization and domestication of GDHL and GDH LP. In summary, under the proposed terms of the Reorganization, among other things: • GDHL and GDH LP will redomicile from the Cayman Islands to the State of Delaware. • GDHL and its affiliated entities’ corporate and capital structure will be reorganized so as to normalize it on the basis of frequently used “Up-C structures” in the United States, with the Reorganization including the following steps: • Pubco, a new Delaware-incorporated holding company, will become the successor public company of GDHL, with all outstanding Ordinary Shares being ultimately converted into and exchanged for shares of Class A Common Stock of Pubco. • The existing organizational documents of GDH LP will be amended and restated, including to provide that Michael Novogratz, the Chief Executive Officer and Founder of GDHL, who currently controls the general partnership interests of GDH LP, will transfer control of the general partnership interests of GDH LP to Pubco. However, notwithstanding such transfer of control of the general partnership interests of GDH LP to Pubco, Michael Novogratz will continue to ultimately effectively control the operations of GDH LP by virtue of his ownership of the new voting securities of Pubco that will be issued to entities controlled by him, as described below (i.e., Michael Novogratz will have the same control over GDH LP he has now, but through his control of Pubco rather than directly through the general partnership interests of GDH LP). • Pubco will issue new voting securities to entities controlled by Michael Novogratz and other Existing LPs that will entitle them to vote (but not hold any economic rights) at the Pubco level, as though they had converted their existing Class B Units of GDH LP to shares of Class A Common Stock of Pubco. The holder of each such voting security of Pubco will also hold a LP Unit of GDH LP that will entitle its holder to economic rights in GDH LP and that cannot be transferred without a concurrent transfer of such a voting security of Pubco. As a result of such issuance, Michael Novogratz is expected to own approximately 59.9% of Pubco’s voting power immediately following the Reorganization and the Reorganization Merger. As a result, after the Reorganization and the Reorganization Merger, Pubco will be a “controlled company” within the meaning of the Nasdaq rules and may elect not to comply with certain corporate governance standards. Pubco does not currently intend to rely on any of these exemptions following the aforementioned transactions and may not elect to do so in the future without approval of its independent directors. • Pubco will enter into, and agree to certain payment rights and obligations pursuant to, an amendment and restatement of the existing tax receivable agreement between GDHL, GDH LP and certain other parties thereto. • The “variable voting rights” attached to the Ordinary Shares that currently restrict the aggregate votes that may be cast by U.S. shareholders will be eliminated. • Pubco has applied to list its Class A Common Stock on the Nasdaq under the symbol “GLXY.” • In order to comply with applicable money transmitter laws in the United States, the Proposed Organizational Documents (as defined below) will provide that Pubco’s board of directors may take certain actions, including (i) preventing the transfer of capital stock, (ii) redeeming capital stock at par value or (iii) restricting the exercise of rights with respect to capital stock, in certain circumstances in which a stockholder of Pubco would potentially hold more than 9.9% of the total issued and outstanding shares of Pubco on a fully diluted basis. The Domestication Subject to the approval of Shareholders, GDHL expects to deregister under the Cayman Islands Companies Act and domesticate under Section 388 of the Delaware General Corporation Law, pursuant to C-21 which the jurisdiction of incorporation of GDHL will be transferred by way of continuation from the Cayman Islands to the State of Delaware. Pursuant to the Domestication, GDHL will re-domicile as a Delaware entity. To effect the Domestication, GDHL will file a notice of deregistration with the Cayman Islands Registrar of Companies, together with the necessary accompanying documents, and will file a certificate of domestication and a certificate of incorporation with the Secretary of State of the State of Delaware, pursuant to which the jurisdiction of incorporation of GDHL will be transferred by way of continuation from the Cayman Islands to the State of Delaware. GDHL is currently governed by the Cayman Islands Companies Act, but upon the completion of the Domestication, GDH Delaware will be governed by the DGCL. Accordingly, Shareholders are urged to carefully consult the information set forth in the Appendix “2” — “Comparison of Corporate Governance and Shareholder Rights.” In the Domestication, all of the issued and outstanding Ordinary Shares will convert, automatically and by operation of law, on a one-for-one basis into an equivalent number of shares of Class A Common Stock of GDH Delaware and GDH Delaware will, pursuant to its post-Domestication certificate of incorporation, be authorized to issue up to 500 million shares of Class B Common Stock. Additionally, in the Domestication, GDHL will change its name to, and GDH Delaware’s name will be, “Galaxy Digital Holdings Inc.” Shareholders are being asked to consider and vote upon the Domestication pursuant to the Domestication Proposal. The Governing Documents Amendment In connection with the Domestication, GDHL will consummate certain related corporate reorganization transactions, including the amendment of GDHL’s existing organizational documents to authorize and provide for the issuance and terms of Class B ordinary shares of GDHL. Shareholders are being asked to consider and vote upon the Governing Documents Amendment pursuant to the Governing Documents Amendment Proposal. The Proposed Organizational Documents In connection with the Domestication, the Existing Organizational Documents will be amended and restated (which documents, as proposed to be amended and restated, are referred to as the “Proposed Organizational Documents”). The Proposed Organizational Documents will be in effect as the governing documents of GDH Delaware upon the completion of the Domestication, but prior to the consummation of the Reorganization Merger (as described below), and will provide for two classes of common stock of GDH Delaware: Class A Common Stock and Class B Common Stock. If the Domestication and the Proposed Organizational Documents are approved by Shareholders and effectuated then, following the Domestication, GDHL’s affairs will no longer be governed by the Existing Organizational Documents under the Cayman Islands Companies Act, but rather GDH Delaware’s affairs will be governed by the Proposed Organizational Documents under the DGCL. The Proposed Organizational Documents will consist of a certificate of incorporation substantially in the form attached to this Management Circular as Annex “B” (the “Proposed Charter”) and bylaws substantially in the form attached to this Management Circular as Annex “C” (the “Proposed Bylaws.”) GDHL is proposing the adoption of the Proposed Organizational Documents in connection with the Domestication because they contain provisions typical of other Delaware public companies. C-22

Shareholders are being asked to consider and vote upon the Proposed Organizational Documents pursuant to the Proposed Organizational Documents Proposal. The Domestication Charter and Bylaws Differences The Existing Organizational Documents, which, following completion of the Governing Documents Amendment Proposal, will govern GDHL’s affairs under the Cayman Islands Companies Act differ materially from the Proposed Organizational Documents, which will govern GDH Delaware’s affairs under the DGCL. Accordingly, Shareholders are being asked to approve certain material differences between the Existing Organizational Documents and the Proposed Organizational Documents, which are referred to as the “Domestication Charter and Bylaws Differences” and which are described in this Management Circular. C-23

A summary of each of the Domestication Charter and Bylaws Differences Proposals is set forth below. These summaries are qualified in their entirety by reference to the complete text of the Proposed Organizational Documents. Existing Organizational Documents Proposed Organizational Documents Quorum for Shareholder Action – Organizational Documents Proposal A The Existing Organizational Documents provide that two or more GDHL shareholders holding at least 25% in par value of the GDHL ordinary shares entitled to vote constitutes a quorum for a GDHL shareholder meeting. The Proposed Organizational Documents provide that the presence of a majority of the outstanding voting power of GDH Delaware at a GDH Delaware shareholder meeting constitutes a quorum for a GDH Delaware shareholder meeting, except where a separate vote by a class or series of classes of shares is required, the presence in person or by proxy of a majority of the voting power of all outstanding shares of stock of such class or series of classes, as applicable, constitutes quorum. Removal of Directors – Organizational Documents Proposal B The Existing Organizational Documents provide that any director may be removed by an affirmative vote of at least 662∕3% of the total voting power of the outstanding GDHL ordinary shares. The Proposed Organizational Documents provide that directors may be removed, with or without cause, by the majority vote of the total voting power of outstanding shares of GDH Delaware common stock, voting together as a single class. Exclusive Forum – Organizational Documents Proposal C The Existing Organizational Documents do not contain a provision adopting an exclusive forum for certain shareholder litigation. The Proposed Organizational Documents provide that, unless GDH Delaware consents to a different forum, (i) certain specified actions and proceedings may only be brought before the Court of Chancery of the State of Delaware (or another state or federal district court in the State of Delaware), and (ii) any complaint asserting a cause of action arising under the Securities Act, the Exchange Act or other federal securities laws for which there is exclusive federal or concurrent federal and state jurisdiction, may only be brought before the federal district courts of the United States. Ownership Limitations – Organizational Documents Proposal D The Existing Organizational Documents do not contain provisions relating to ownership limitations. In order to comply with applicable money transmitter laws in the United States, the Proposed Organizational Documents provide that GDH Delaware’s board may take certain actions including (i) preventing the transfer of capital stock, (ii) redeeming capital stock at par or (iii) restricting the exercise of rights with respect to capital stock, in certain circumstances in which a stockholder would potentially hold more than 9.9% of the total issued and outstanding shares of GDH Delaware on a fully diluted basis. C-24

Shareholders are being asked to consider and vote upon the Domestication Charter and Bylaws Differences pursuant to the Domestication Charter and Bylaws Differences Proposal. The Issuance of Class B Common Stock Following the Domestication, but immediately prior to the Reorganization Merger, subject to the approval of Shareholders, GDH Delaware expects to issue a number of shares of Class B Common Stock of GDH Delaware (which shares of Class B Common Stock of GDH Delaware will convert into shares of Class B Common Stock of Pubco in the Reorganization Merger) to each existing Class B limited partner of GDH LP (each, an “Existing LP”) equal to the number of Class B Units of GDH LP held by each such Existing LP immediately following the Domestication, which issuance is referred to as the “Issuance of Class B Common Stock.” In addition, following the Reorganization, current holders of Class B Units of GDH LP will become holders of LP Units in GDH LP (which will entitle the holder to certain economic rights in GDH LP) and an equal number of shares of Class B Common Stock (which will entitle the holder to voting rights with respect to Pubco). A share of Class B Common Stock is not transferable unless there is a concurrent transfer of an LP Unit and vice versa. Each LP Unit (except any LP Units held by Pubco and its subsidiaries) may be exchanged for one share of Class A Common Stock (and any such exchange of an LP Unit will result in the cancellation of a share of Class B Common Stock). The shares of Class B Common Stock of GDH Delaware will not represent any economic interest in GDH Delaware (or, following the Reorganization Merger, Pubco) and will solely represent voting interests (with each Existing LP continuing to hold their economic interest in GDH LP directly by virtue of their ownership of LP Units, into which the Class B Units of GDH LP will convert by operation of law upon consummation of the continuation of GDH LP as a Delaware limited partnership). Shareholders, other than Excluded Shareholders, are being asked to consider and vote upon the Issuance of Class B Common Stock pursuant to the Issuance of Class B Common Stock Proposal. The Issuance of Class B Common Stock will occur immediately following the Domestication. The issuance of the Class B Common Stock of GDH Delaware to each Existing LP of GDH LP holding Class B Units of GDH LP is a “related party transaction” for the purposes of MI 61-101. The issuance of such stock must be approved by a resolution passed by simple majority, excluding persons required to be excluded for the purpose of such under MI 61-101. See — “Canadian Securities Law Matters” and — “Minority Approval” below. C-25

The Reorganization Merger Following the Reorganization, GDHL will complete the Reorganization Merger. In the Reorganization Merger, GDH Delaware will merge with and into Pubco, which was incorporated as a Delaware corporation for the purpose of consummating the Reorganization Merger and which does not have any assets or operations, with Pubco continuing as the surviving entity. In connection with the Reorganization Merger, (i) each share of Class A Common Stock and Class B Common Stock of GDH Delaware will convert, automatically and by operation of law, on a one-for-one basis into one share of Class A Common Stock and Class B Common Stock of Pubco, respectively, and (ii) the certificate of incorporation and bylaws of Pubco will be amended and restated to be substantively identical to the Proposed Organizational Documents (and the term “Proposed Organizational Documents” shall refer, following the Reorganization Merger, to the certificate of incorporation and bylaws of Pubco as so amended). Each share of Class A Common Stock and Class B Common Stock of Pubco will entitle its holder to one vote per share on all matters submitted to a vote of holders of Pubco Common Stock. As further described in this Management Circular, following the Reorganization and the Reorganization Merger, Pubco will succeed GDHL as the publicly traded company in which existing Shareholders will own their equity interests in our business. Following the Reorganization and the Reorganization Merger, Pubco will be a holding company. All of our activities are, and will be following the Reorganization and the Reorganization Merger, conducted through GDH LP and its subsidiaries, and Pubco’s principal assets following the Reorganization and the Reorganization Merger will be its direct ownership of (i) certain LP Units GDH LP, which will entitle it to a corresponding percentage ownership of the economic interest in our business, and (ii) all of the general partnership interests of GDH LP. As further described below, immediately following the Reorganization and Reorganization Merger, (i) Pubco will be the sole general partner of GDH LP and thereby will control all actions of GDH LP, and (ii) entities controlled by Michael Novogratz will own and control approximately 59.9% of Pubco’s voting securities and ultimately effectively control our business. Assuming the Reorganization is approved by GDHL shareholders, the Reorganization Merger is not required to be, and will not be, submitted to a vote of shareholders of GDHL or GDH Delaware, but will not be consummated unless the Reorganization is approved at the Meeting. Background To and Reasons For the Reorganization Background While the Reorganization is intended to normalize GDHL’s corporate and capital structure and align all stakeholders’ interests at the Pubco level, the Issuance of Class B Common Stock is a “related party transaction” pursuant to MI 61-101. The Board formed the Special Committee of independent directors, comprised of all the directors of GDHL, other than Mr. Novogratz, at the time of its formation, to consider the Reorganization. The Special Committee retained independent counsel, Fasken and an independent financial advisor, Ventum. The Special Committee met formally in person and by telephone six times from March 12, 2021 until the announcement of the Reorganization and then once more prior to the mailing of this Management Circular. In addition, members of the Special Committee engaged in discussions with each other and with representatives of Citi, Ventum, Jenner and Fasken on numerous other occasions. The following is a summary of the material events, meetings, negotiations and discussions leading up to the public announcement of the Reorganization on May 5, 2021 and thereafter. The Board from time to time evaluates business alternatives and strategic opportunities available to GDHL as part of its ongoing review and oversight of GDHL’s business, with a view to the best interests of GDHL. As part of this process, the Board has, from time to time, considered a variety of strategic alternatives available to GDHL, including redomiciling GDHL to the United States and normalizing its corporate structure. In February 2021, management of GDHL began to consider alternatives to achieve a normalized capital structure and to redomicile GDHL from the Cayman Islands to the United States. On February 8, 2021, management of GDHL met with Blakes, Davis Polk and Maples to discuss structuring and preliminary C-26 considerations for (i) a redomiciling of GDHL from the Cayman Islands to Delaware; (ii) a reorganization of GDHL and GDH LP that would include the holders of Class B Units of GDH LP receiving a new class of common stock of GDH Delaware and (iii) a listing of the shares of Pubco on the Nasdaq. From February 8, 2021 through February 16, 2021, Davis Polk, Blakes, Maples worked on evaluating the feasibility of the Reorganization. On February 16, 2021, the Board held a meeting where it discussed a potential acquisition of BitGo Holdings, Inc. (“BitGo”). At this meeting, management of GDHL presented on the potential redomiciliation of GDHL from the Cayman Islands to the United States. From February 16, 2021 through February 26, 2021, Davis Polk, Blakes, Maples continued to work on evaluating the feasibility of the Reorganization. The Board held a meeting on February 26, 2021. Management of GDHL presented to the Board on the possibility of undertaking the Reorganization. Representatives of Davis Polk and Blakes attended the meeting. Management of GDHL explained to the Board that they were considering a possible Reorganization, which would allow GDHL to redomicile to the State of Delaware, simplify and normalize its capital structure, pursue a U.S. listing and facilitate potential acquisitions. Counsel advised the Board of the duties and responsibilities of the directors in the context of the Reorganization under corporate law. Davis Polk outlined alternatives available to the Board, including continuing GDHL’s current structure (i.e., the status quo). Blakes advised that the possible Reorganization involved restructuring the Class B Units of GDH LP and that Mr. Novogratz, a director and the Chief Executive Officer of GDHL, and certain other officers of GDHL are holders of Class B Units of GDH LP and, as a result, portions of the Reorganization would constitute a related party transaction for the purposes of MI 61-101. The Board discussed matters of independence, including possible Special Committee membership considerations in that regard. The Board discussed these alternatives and unanimously agreed that management should continue to pursue the possible Reorganization. The Board agreed to establish the Special Committee, consisting of Bill Koutsouras (Chair), Nereida Flannery, Theagenis Iliadis and Dominic Docherty to: (i) review the proposal made to effect the Reorganization, (ii) evaluate the Reorganization and any other alternatives available to GDHL which may be in the best interests of GDHL, including maintenance of the status quo (each such alternative, a “Potential Alternative”), (iii) oversee any related negotiations, and (iv) make recommendations to the Board respecting the Reorganization or a Potential Alternative. The Special Committee was also given the power to engage independent legal counsel and retain financial and other professional advisors. We note that Nereida Flannery and Theagenis Iliadis did not stand for re-election to the Board of Directors in 2023 and therefore no longer serve on the Special Committee. From February 26, 2021 through March 12, 2021, management of GDHL, Davis Polk and Blakes continued background work related to the structuring of the possible Reorganization. Management of GDHL kept the Chair of the Special Committee appraised of the work. The Special Committee held a meeting on March 12, 2021, with representatives of Blakes and Davis Polk in attendance. The Special Committee and those in attendance discussed, among other things, the development of the Special Committee’s mandate, considerations under MI 61-101, and whether to retain independent legal counsel and financial advisor(s) and/or valuator(s). The Special Committee determined that it wished to retain independent counsel and agreed to further consider the foregoing matters further with such counsel. The Special Committee then discussed whether it should request compensation for their service. The Chair of the Special Committee proposed that, at this time and consistent with other committee service, the Special Committee not receive any additional compensation. He added that if the time commitment associated with the Special Committee were to materially increase then they could reconsider this matter. The other members of the Special Committee agreed with the Chair’s proposal. On March 16, 2021, the Special Committee met and determined to retain Fasken as independent legal counsel. On March 18, 2021, the Special Committee met with Fasken to discuss the mandate of the Special Committee and review the duties and responsibilities of the members. Fasken outlined the requirements for a “related party transaction” and the process required under MI 61-101 and the steps to the proposed C-27

Reorganization were reviewed. Fasken worked with the Chair of the Special Committee to create a list of financial advisors for the Special Committee to consider retaining. The Chair of the Special Committee and Fasken interviewed a number of prospective financial advisors. On April 18, 2021, the Special Committee retained Ventum as financial advisor in connection with the Reorganization, following confirmation that Ventum qualified as independent. During March 2021 and early April 2021, management of GDHL and Davis Polk and Blakes continued background work related to the structuring of the possible Reorganization. Management of GDHL kept the Chair of the Special Committee appraised of their work and Blakes and Fasken had numerous communications regarding such work. During these calls, it was indicated that management of GDHL was considering the possibility of including a “staggered board” as part of the new governance of Pubco. On April 9, 2021, the Special Committee met with Fasken to discuss the progress of the Reorganization, draft documentation, key terms of the Reorganization, tax consequences of the possible Reorganization and the possibility of including a staggered board as part of the new governance of Pubco. On April 14, 2021, the Chair of the Special Committee and Fasken met with Davis Polk and Blakes to discuss, among other matters, the proposed structuring of the possible Reorganization, timing, certain diligence issues, regulatory matters (including TSX rules and approvals), and additional information requested by the Special Committee. On April 15, 2021, the Special Committee met with Fasken to discuss the progress of the structuring of the possible Reorganization and the additional information the Special Committee required for their deliberations. Between April 15, 2021 and April 22, 2021, Fasken engaged in discussions with Blakes and Davis Polk in respect of additional information and questions posed by the Special Committee which included review and discussion of the current structure of GDHL and GDH LP and share capital matters, the proposed share terms and governing documents of Pubco following the Reorganization, consents and approvals that may be required, direct and indirect costs of the Reorganization, accounting treatment of the Reorganization, current and proposed governing documents (including proposed shareholder protections following the Reorganization), tax matters and regulatory issues. On April 21, 2021, the Special Committee retained Jenner, as its independent United States counsel, to assist with the review, assessment and comparison of the various governance and shareholder protections under Delaware law. On April 22, 2021, the Special Committee met and received a presentation from management of GDHL, together with Citi, which is a general financial advisor to GDHL, summarizing the anticipated implications of the Reorganization for Shareholders and other considerations that were mitigating factors, including those described below under the heading “Information and Factors Considered by the Special Committee.” After management of GDHL and Citi left the meeting, the Special Committee discussed these matters with its independent advisors. From April 22, 2021 to April 27, 2021, management of GDHL engaged in discussions with the Chair of the Special Committee in order to keep the Special Committee updated with timing and process. On April 27, 2021, the Special Committee met to discuss the Reorganization and whether the Special Committee would recommend the Board approve the Reorganization, subject to certain conditions and requirements. The Special Committee discussed at length the advice of its independent financial and legal advisors, the review and finding of the existing constating documents of GDHL and GDH LP and the structure under the proposed Reorganization, the general tax implications, the benefits and disadvantages to the Minority Shareholders and considered the increased litigation and insurance costs of a United States domiciled company. The Special Committee considered Potential Alternatives, including maintaining the status quo, collapsing the current operating subsidiary held by a public holding company structure through the conversion of GDH LP units into Ordinary Shares and a reorganization without a redomicilation to Delaware. On April 29, 2021, counsel at Fasken contacted counsel at Blakes and advised that the Special Committee would require the following if it were to support the proposed Reorganization: 1. GDHL will seek “majority of the minority” approval of the Reorganization in accordance with MI 61-101, notwithstanding that no such approval is required under MI 61-101. C-28

2. GDHL will not be relying on the “control company exemptions” under the rules of the Nasdaq at the time of the Reorganization and, if it does in the future intend to rely on these exemptions, such decision will be made by the independent directors. 3. There will not be a staggered board implemented as part of the Reorganization. 4. The management information circular to be prepared in connection with seeking Shareholder approval of the Reorganization will provide disclosure to Shareholders to make a fully informed decision regarding the Reorganization and will comply with the applicable requirements of MI 61-101; and 5. The documents (including the management information circular) implementing the Reorganization will be reviewed and negotiated under the supervision of the Special Committee. On May 2, 2021, the Board met to discuss the Reorganization and the Special Committee delivered its recommendations to the Board. The Chair of the Special Committee noted that the mandate and purpose of the Special Committee was to evaluate the proposed Reorganization and act as a procedural safeguard to ensure that key decisions are made by directors whose judgment is, and is perceived to be, free of conflicts. He shared with the Board the Special Committee’s process, including, among other things, holding six meetings, hiring independent counsel and an independent financial advisor and reviewing the benefits and disadvantages of the proposed Reorganization to the Minority Shareholders and to GDHL. The Chair of the Special Committee noted that, in addition to considering the terms of the proposed Reorganization, the Special Committee considered whether the fair market value of the securities to be issued to interested parties (as defined in MI 61-101) and the consideration to be received by GDHL is not readily determinable, and in such case whether such fair market value is less than 25% of the market capitalization of GDHL, both of which are important determinations relating to whether GDHL must obtain a formal valuation under certain Canadian Securities Law requirements. The Chair of the Special Committee outlined the framework that the independent financial advisor prepared for the Special Committee to assist it in making these determinations. The Chair of the Special Committee advised that the Special Committee, after taking into account legal and financial advice, had determined that GDHL may rely upon an exemption from the valuation requirements for the Reorganization as the fair market value of the securities to be issued to interested parties and the consideration to be received by GDHL is: (i) not readily determinable, and (ii) the Special Committee acting in good faith has determined that each such fair market value is less than 25% of the market capitalization of GDHL. See “Canadian Securities Law Matters.” The Chair of the Special Committee then conveyed the Special Committee’s recommendations to the Board that the proposed Reorganization is (i) fair to the Minority Shareholders and (ii) in the best interest of GDHL, and that the Board should approve the proposed Reorganization. He also noted that the recommendation is based on the conditions communicated on April 29, 2021. Following receipt of the recommendations of the Special Committee, Mr. Novogratz declared an interest in the proposed resolutions of the Board in respect of the Reorganization and abstained from the vote. Based on the unanimous recommendations of the Special Committee and after full discussion and deliberation and after review of the terms and conditions of the Reorganization: 1. The Board determined that the steps of Reorganization are in the best interests of GDHL and fair to Shareholders (other than the Excluded Shareholders). 2. The Board, acting in good faith, determined that the fair market value of each of (i) GDH Delaware Class B Common Stock to be issued to Mr. Novogratz and other current senior officers of GDHL (which shares of Class B Common Stock of GDH Delaware will convert automatically and by operation of law on a one-for-one basis into shares of Class B Common Stock of Pubco in the Reorganization Merger) and (ii) the consideration to be received by GDHL (being the transfer of all of the general partnership interests of GDH LP) are not readily determinable but in any event are less than 25% of GDHL’s market capitalization (calculated in accordance with MI 61-101), and, as a result, GDHL is exempt from the requirements to obtain a formal valuation and obtain “majority of the minority” approval under Sections 5.5(a)(i) and 5.7(a) of MI 61-101. C-29

3. The Board approved the Reorganization, subject to final resolution of the outstanding matters identified to the Board by management of GDHL, as determined by management of GDHL following review and approval by the Special Committee, and declared it advisable that GDHL proceed with the Reorganization. 4. The Board (i) directed that the Reorganization be submitted for consideration by Shareholders at the Meeting, called for the purpose of considering the Reorganization and (ii) recommended that Shareholders (excluding the Excluded Shareholders) vote in favor of the Reorganization. The potential acquisition of BitGo was also discussed and approved at the May 2, 2021 Board meeting. The completion of the Reorganization was never conditioned on the completion of the potential acquisition of BitGo, although completing the acquisition of BitGo would have been conditioned on the Reorganization being completed. The Board noted that this was one of the advantages of the Reorganization: the Reorganization, including the Domestication, would ultimately make Pubco’s shares attractive as consideration in acquisitions. See “Information and Factors Considered by the Special Committee.” On May 5, 2021, immediately following final resolution of the outstanding matters by management of GDHL and review and approval by the Special Committee, the Reorganization was announced. On August 15, 2022, GDHL announced that it terminated the acquisition agreement with BitGo, but still intended to complete the Reorganization, including the Domestication. During September 2022 and early October 2022, management of GDHL and Davis Polk considered the structure of the Reorganization in light of the termination of the potential acquisition of BitGo and proposed certain changes to reduce the complexity of the Reorganization and simplify the legal structure of Pubco. Between October 3, 2022 and October 8, 2022, Fasken engaged in discussions with Blakes and Davis Polk in respect of the changes to the structure of the Reorganization. On October 12, 2022, the Special Committee met with its legal and financial advisors in attendance to discuss the changes to the structure to the Reorganization. The Special Committee concluded that the changes to the structure did not affect their analysis of the transactions or alter their previous recommendation to the Board. Work on the Reorganization continued and by June 2024, management of GDHL through various engagements with the SEC and other regulators had determined to move forward with the Reorganization. The Special Committee was reengaged, which is comprised now of Bill Koutsouras (Chair) and Dominic Docherty as Nereida Flannery and Theagenis Iliadis did not stand for re-election to the Board of Directors in 2023. As the Reorganization’s structure was substantially consistent with the prior work completed by the Special Committee, it was deemed to be more efficient and expedient for the existing members of the Special Committee to continue their analysis and interactions with their independent advisors in order to provide a recommendation to the Board. The Special Committee met on July 23, 2024 to consider and determine what was required to refresh its review and analysis of the Reorganization. The Special Committee engaged with its independent advisors to provide instructions for them to review the Reorganization given the passage of time and provide advice to the Special Committee. The Special Committee met on August 22, 2024 to discuss the Reorganization with its independent advisors. The Special Committee’s preliminary conclusion was that the passage of time and market changes did not affect their analysis of the Reorganization or alter their previous recommendation to the Board. On September 4, 2024, the Special Committee and its independent advisors attended a GDHL management presentation on the Reorganization and had a dialogue with management and their advisors on the presentation and the proposed Reorganization. The Special Committee met on January 24, 2025, received updated presentations from its legal and financial advisors, and reaffirmed its recommendation to the Board that the Reorganization is in the best interests of GDHL and is fair to Minority Shareholders. C-30

On January 24, 2025 the Board met to discuss the Reorganization, and the Special Committee delivered its reaffirmed recommendations to the Board. Following the receipt of the re-affirmed recommendations of the Special Committee, Mr. Novogratz declared an interest in the proposed resolutions of the Board in respect of the Reorganization and abstained from the vote. Based on the unanimous recommendations of the Special Committee, after full discussion and deliberation, and after review of the terms and conditions of the Reorganization, the Board ratified, confirmed and approved the determinations, approval, direction and recommendation previously made on May 2, 2021, specifically that: 1. The steps of the Reorganization are in the best interests of GDHL and fair to Shareholders (other than the Excluded Shareholders). 2. The fair market value of each of (i) GDH Delaware Class B Common Stock to be issued to Mr. Novogratz and other current senior officers of GDHL (which shares of Class B Common Stock of GDH Delaware will convert automatically and by operation of law on a one-for-one basis into shares of Class B Common Stock of Pubco in the Reorganization Merger) and (ii) the consideration to be received by GDHL (being the transfer of all of the general partnership interests of GDH LP) are not readily determinable but in any event are less than 25% of GDHL’s market capitalization (calculated in accordance with MI 61-101), and, as a result, GDHL is exempt from the requirements to obtain a formal valuation and obtain “majority of the minority” approval under Sections 5.5(a)(i) and 5.7(a) of MI 61-101. 3. The Reorganization is approved subject to final resolution of the outstanding matters identified to the Board by management of GDHL, as determined by management of GDHL following review and approval by the Special Committee, and it is advisable that GDHL proceed with the Reorganization. 4. The Reorganization be submitted for consideration by Shareholders at the Meeting, called for the purpose of considering the Reorganization and (ii) the Board recommends that Shareholders (excluding the Excluded Shareholders) vote in favor of the Reorganization. Information and Factors Considered by the Special Committee In determining that the Reorganization is in the best interests of GDHL and fair to Minority Shareholders, and in making its recommendations to Board, the Special Committee undertook a thorough review of, and carefully considered, the terms of the Reorganization, received the advice of Ventum and Fasken and considered a number of factors. In view of the variety of factors and the amount of information considered in connection with the Special Committee’s evaluation of the Reorganization, the Special Committee did not find it practicable to, and did not, quantify or otherwise attempt to assign any relative weight to each of the specific factors considered in reaching its determination and recommendation. The Special Committee’s determination and recommendation is based upon the totality of the information presented and considered by it. The determination and recommendation of the Special Committee were made after consideration of the factors noted herein, other factors and in light of the Special Committee’s knowledge of the business, financial condition and prospects of GDHL and considering the advice of the Special Committee’s financial, legal and other advisors. Individual members of the Special Committee may have assigned different weights to different factors. The factors considered include the following: 1. Enhanced shareholder value — The Reorganization will provide increased liquidity through access to U.S. capital markets, which are the deepest, most dynamic and most liquid in the world and will improve flexibility for future equity and debt capital market needs. The Reorganization reduces complexity and restrictions arising from not being a U.S. registrant and from being a “foreign private issuer” and certain current uncertainties regarding that status. It also allows greater access to and ability to communicate directly with its U.S. retail shareholder base. While GDHL has taken significant efforts to not direct any selling efforts to U.S. investors that are not qualified, nonetheless there is a sizable U.S. shareholder base, many of whom it cannot currently engage with due to regulatory restrictions. Redomiciling to the United States will eliminate restrictions on U.S. shareholder engagement. Galaxy will be able to share its mission broadly to enhance shareholder value. C-31

2. Normalized corporate structure — The Reorganization is shareholder friendly because it moves all voting rights to the publicly traded company into an “Up-C Structure” frequently used in the United States and well-understood by the market. The Reorganization is also expected to permit full consolidation vs. passive equity investment for the Pubco and GDH LP financial statement and for U.S. Investment Company Act purposes. As a result, financial reporting should be easier for the internal finance team to produce and for investors and equity analysts to understand. 3. Normalized capital structure — The Reorganization removes restrictions on U.S. shareholder ownership by eliminating the certification and adjustment process currently in place (as described under the heading “Voting Shares and Principal Holders Thereof ”), thereby opening significant possibilities for financing opportunities. Following the Reorganization, Pubco equity can be issued to U.S. residents with tax deferred treatment which may create additional opportunities for acquisitions and allows management to compensate all employees directly in equity. 4. Aligns all stakeholders’ interests, including shareholders, employees, and clients — All ultimate holders of Common Stock will vote together at the Pubco level following the Reorganization and the Reorganization Merger. In addition, since GGI, an entity beneficially owned by our Founder, will indirectly transfer the general partnership interests of GDH LP to Pubco, GDH LP will be controlled by Pubco, unlike under the current structure of GDHL where the general partnership interests of GDH LP are wholly-owned by GDH GP and, indirectly, GGI. There is no expected impact on creditors from the Reorganization. 5. Headquarters — The Reorganization also aligns principal trading market, governing jurisdiction and governance structure to Galaxy’s established U.S. headquarters. It also permits the primarily U.S. executive team to engage actively with established U.S. relationships for business and financing opportunities. 6. Prominence, predictability, and flexibility of Delaware law. For many years, the State of Delaware has followed a policy of encouraging incorporation in its state and, in furtherance of that policy, has been a leader in adopting, construing, and implementing comprehensive, flexible corporate laws responsive to the legal and business needs of corporations organized under its laws. Many corporations have chosen the State of Delaware initially as a state of incorporation or have subsequently changed the corporate domicile to the State of Delaware. Because of the State of Delaware’s prominence as the state of incorporation for many major corporations, both the legislature and courts in Delaware have demonstrated the ability and a willingness to act quickly and effectively to meet changing business needs. The DGCL is frequently revised and updated to accommodate changing legal and business needs and is more comprehensive, widely used and interpreted than other state corporate laws. This favorable corporate and regulatory environment is attractive to businesses such as ours. 7. Well-established principles of corporate governance. There is substantial judicial precedent in the Delaware courts as to the legal principles applicable to measures that may be taken by a corporation and to the conduct of a corporation’s board of directors, such as under the business judgment rule and other standards. Because the judicial system is based largely on legal precedents, the abundance of Delaware case law provides clarity and predictability to many areas of corporate law. Such clarity would be advantageous to Galaxy, its directors and management to make corporate decisions and take corporate actions with greater assurance as to the validity and consequences of those decisions and actions. Further, investors and securities professionals are generally more familiar with Delaware corporations, and the laws governing such corporations, increasing their level of comfort with Delaware corporations relative to other jurisdictions. The Delaware courts have developed considerable expertise in dealing with corporate issues, and a substantial body of case law has developed construing Delaware law and establishing public policies with respect to corporate legal affairs. Moreover, Delaware’s vast body of law on the fiduciary duties of directors provides appropriate protection for Galaxy stockholders from possible abuses by directors and officers. It is anticipated that the DGCL will continue to be interpreted and explained in a number of significant court decisions that may provide greater predictability with respect to corporate legal affairs. C-32

8. Increased ability to attract and retain qualified directors. Redomiciliation from the Cayman Islands to the State of Delaware is attractive to directors, officers and Shareholders alike. Pubco’s jurisdiction of incorporation being in the State of Delaware may make it more attractive to future candidates for the board of directors, because many such candidates are already familiar with Delaware corporate law from their past business experience. Candidates’ familiarity and comfort with Delaware law — especially those relating to director indemnification — draw such qualified candidates to Delaware corporations. Moreover, Delaware’s vast body of law on the fiduciary duties of directors provides appropriate protection for Pubco stockholders from possible abuses by directors and officers. The frequency of claims and litigation pursued against directors and officers has greatly expanded the risks facing directors and officers of corporations in carrying out their respective duties. The amount of time and money required to respond to such claims and to defend such litigation can be substantial. While both Cayman and Delaware law permit a corporation to include a provision in its governing documents to reduce or eliminate the monetary liability of directors for breaches of fiduciary duty in certain circumstances, in general, Delaware law is more developed and provides more guidance than Cayman law on matters regarding a corporation’s ability to limit director liability. 9. Continuity — The Reorganization allows continuity of existence (with Pubco installed as the public parent company of GDHL) and continuity of asset ownership. There will be no material change in the carrying amount of the consolidated assets and liabilities of Galaxy solely as a result of the Reorganization. The business, capitalization, assets and liabilities and financial statements of Pubco immediately following the Reorganization will be the same as those of GDHL immediately prior to the Reorganization. 10. Effects on share capital — Existing Ordinary Shares will ultimately become Class A Common Stock of Pubco and existing options and other security-based incentives of GDHL will ultimately become options and security-based incentives of Pubco. The economic rights of such security holders will not change. The Reorganization is considered a new issuance of securities for U.S. securities law purposes and, hence, requires a registration statement on Form S-4 to be filed with and declared effective by the SEC. As a result, the Class A Common Stock will be issued as freely tradeable for U.S. securities law purposes pursuant to a U.S. registration statement. The Class A Common Stock will also be issued as freely tradeable for Canadian securities law purposes, without the requirement to file a prospectus. The Reorganization allows continued public trading since trading should not be disrupted on the TSX prior to Galaxy’s anticipated Nasdaq listing. 11. Contractual consents and approvals — There are no known material consents or approvals under contracts at the GDHL or GDH LP level for the Reorganization, except those required by pursuant to the GDH LPA which are anticipated to be obtained. 12. Tax considerations — Based on the facts and considerations described herein under the headings “Certain U.S. Federal Income Tax Considerations” and “Certain Cayman Islands Income Tax Considerations,” among others, there are no material adverse U.S. tax consequences because of the Reorganization or Reorganization Merger expected to apply (i) to Galaxy or (ii) to holders of options and other security-based incentives of GDHL. Going forward, Galaxy will be taxed as a U.S. entity but the actual impact is not meaningful due to existing tax obligations. For U.S. Shareholders, there is a non-economic benefit due to removal of PFIC status. U.S. Shareholders would no longer need to deal with annual PFIC information statements and related matters. Based on the facts and considerations described herein under the heading “Certain Canadian Federal Income Tax Considerations,” there are no material adverse Canadian tax consequences because of the Reorganization or the Reorganization Merger to Canadian Shareholders. The Special Committee also considered numerous uncertainties, risks and other potential negative factors associated with the Reorganization, including, among others, the following: 1. Increased litigation and insurance expenses — Following the Reorganization, Pubco may face potential increase in litigation and associated expenses. However, the potential for increased litigation as a U.S. company are mitigated by the benefits anticipated of operating as a U.S. public C-33 company due to increased ability to engage with the U.S. market. In addition, the cost of directors’ and officers’ insurance is expected to increase. The increased cost expected for required insurance as a U.S. public company is mitigated by the fact that the U.S. market has been more willing to engage with digital asset companies and as a result, the market for underwriting will be larger. 2. Potentially heightened regulatory scrutiny — Pubco will be subject to SEC reporting standards similar to, but more stringent than, standards in Canadian markets following the Reorganization. In addition, Pubco is expected to remain a reporting issuer in Canada subject to Canadian Securities Laws for the foreseeable future. The stricter regulatory scrutiny and reporting environment are mitigated by ability to access the benefits of transparency, liquidity and flexibility of U.S. capital markets. 3. Non-completion — There are risks to GDHL if the Reorganization is announced and not completed, including the costs to GDHL in pursuit of the Reorganization and the potential impact on the trading price of the Ordinary Shares and the market’s perceptions of GDHL’s prospects. 4. Change in accounting principles and standards — The change to U.S. GAAP from IFRS will have a meaningful impact on the way cryptocurrency assets are accounted for, as digital assets will be accounted for as intangible assets rather than receive fair value accounting treatment. This concern is mitigated because management will be able to report non-GAAP metrics, which Galaxy believes more accurately reflect the current valuation of the digital asset portfolio, better reflect Galaxy’s actual book value and provide investors with more consistent and historically comparable results. The other changes not anticipated to be collectively material. In addition, a majority of investors are familiar with U.S. GAAP standards, reducing complexity to model and value the business. 5. Business risks — There is a risk that the potential benefits of the Reorganization are not fully realized, or only partially realized, and recognizing that many of those benefits are uncertain and that there are many potential regulatory challenges associated with successfully completing the Reorganization. Costs relating to implementing the Reorganization may be significantly higher than expected. The Reorganization may be potentially disruptive to Galaxy as it may interrupt business operations, result in system integration issues or divert management’s time away from their usual roles. The foregoing summary of the information and factors considered by Special Committee in making its recommendations to the Board is not intended to be exhaustive but includes the material information and factors considered by Special Committee in its consideration of the Reorganization. Recommendation of the Special Committee The Special Committee unanimously determined that the proposed Reorganization is (i) fair to the Minority Shareholders and (ii) in the best interest of GDHL, and that the Board should approve the proposed Reorganization. Recommendation of the Board After careful consideration of, among other things, the unanimous recommendation of the Special Committee, the Board has determined (with the interested directors declaring their interest and abstaining on voting with respect to the resolutions related to the Reorganization) that the Reorganization is (i) fair to the Shareholders (other than Excluded Shareholders) and (ii) in the best interest of GDHL, and recommends that you vote or give instruction to vote “FOR” the approval of the Reorganization. Canadian Securities Law Matters GDHL is a reporting issuer in all provinces and territories of Canada and accordingly is subject to requirements of Canadian Securities Laws including MI 61-101, which regulates transactions that raise the potential for conflicts of interest. MI 61-101 regulates certain types of transactions to ensure fair treatment of C-34 security holders when, in relation to a transaction, there are persons in a position that could cause them to have an actual or reasonably perceived conflict of interest or informational advantage over other security holders. Pursuant to MI 61-101, if a transaction meets the definition of a “related party transaction” then some of the following may be required: (i) enhanced disclosure in documents sent to security holders, (ii) the approval of security holders excluding, among others, “interested parties” (as defined in MI 61-101), (iii) a formal valuation of the equity securities being acquired, prepared by an independent and qualified valuator, and (iv) an independent committee of the directors of the reporting issuer to carry out specified responsibilities. The security holder protections provided by MI 61-101 go substantially beyond the requirements of corporate law. The issuance by GDH Delaware (and, in the Reorganization Merger, Pubco) of shares of Class B Common Stock to our Founder, the directors and senior officers of GDHL and the managers of and senior officers of GDH GP who hold Class B Units of GDH LP is a “related party transaction” pursuant to MI 61-101. The Reorganization Merger is not a “business combination” pursuant to MI 61-101. The Board formed the Special Committee to consider the Reorganization. The Special Committee retained independent counsel, Fasken, Jenner and an independent financial advisor, Ventum. As noted above, in consultation with these advisors, the Board, upon the recommendation of the Special Committee, determined that the fair market value of the subject matter of the transaction and the consideration for the transaction is not readily determinable as there is no market to determine the fair market value of the voting rights exchanged in the proposed Reorganization. Notwithstanding this determination, the Board, acting in good faith and based on the recommendation of the Special Committee with the input from its independent financial and legal advisors, concluded that neither the fair market value of the subject matter of the transaction nor the consideration for the transaction exceeds 25% of the market capitalization of GDHL. The subject matter of the related party transaction is the transfer of control of the general partnership interests of GDH LP from GDH GP and, indirectly, GGI (a company controlled by our Founder) to GDH Delaware (and ultimately to Pubco following the Reorganization Merger). GDH LP is the operating entity of GDHL and, currently, GDHL has a minority non-controlling interest in GDH LP. The consideration for the Founder ultimately transferring control of the general partnership interests of GDH LP from GDH GP to Pubco is the issuance of Class B Common Stock (with no economic interest) that gives our Founder (i) the same control over Pubco that he would have upon conversion of his existing Class B Units of GDH LP into Ordinary Shares and (ii) the same control over GDH LP he has now but through Pubco rather than through GDH GP. There are no economic rights associated with the Class B Common Stock that are to be issued to our Founder. Under our current structure, our Founder has no control over GDHL but has complete control over GDH LP. Following the Reorganization, our Founder will have control over Pubco with no direct control over GDH LP. Our Founder will have a right to nominate one director to Pubco following the Reorganization. Prior to the Reorganization, our Founder currently has a right to be nominated for election as a director at each annual general meeting of Shareholders. The Special Committee considered the Reorganization extensively and the effect of the transfer of control of the operating business to the public entity (i.e., the transfer of GDH GP to Pubco) and received advice from both independent legal counsel and its financial advisors on the impact of the Reorganization on the interests of the Pubco shareholders. The Special Committee, after receiving advice from its advisors, is of the view that the risk exposure of the current shareholders of GDHL as a result of the Reorganization Merger is not adversely impacted in any material manner and any risk exposure is mitigated significantly given that Pubco will now have complete control over the GDH LP subject to the protections and requirements under Delaware law. In addition, the economic exposure to the current shareholders of GDHL upon becoming shareholders of Pubco, is the same both prior and after the Reorganization as the assets of GDHL are limited to limited partnership units of GDH LP. The Reorganization does not involve a purchase of securities to effect a change of control. The transaction is simply a reorganization of the corporate and capital structure that effects a transfer of control from a subsidiary operating entity level to a parent holding company level but does not involve a transfer of any economic or other rights of the parties. There is no recognized (non-arbitrary) manner or market by which to value the fair market value of the voting control of a holding company that is separate and apart from its economic value or the fair market value of voting control of an operating entity, which is being exchanged for voting control of the holding company. The financial advisor for the Special Committee C-35 considered in detail the value of the subject matter and the consideration to be received as part of the Reorganization. Although there were no precedent transactions directly on point to this transaction and no market whereby the value of standalone voting rights could be determined, the most analogous transactions (although not perfectly analogous) that could provide some insight as to the “potential” value of standalone voting rights involving a collapse of a multiple voting/dual class structure that result in the elimination of the controlling voting rights of such shares but maintains the existing economic rights of the shareholders. Given that the shareholders’ economic rights in these precedent transactions were not compromised (other than by dilution in favour of the multiple voting shareholder) and only the “voting rights” that were being eliminated, one basis to consider the value for such “voting rights” was the premium paid in those transactions with the premium being calculated as the percentage of share ownership issued to the multiple voting shareholder in excess of its current economic ownership (resulting in dilution to the other class of shareholders). In the recent precedent transactions in the Canadian public markets whereby multiple voting/ dual class structures were eliminated that included premiums paid to the multiple voting shareholder, premiums ranged from 0.8% to 11.4%, representing even at the anomalous upper extreme far less than 25% of the market capitalization of the target company under section 5.5 of MI 61-101. The Board and the Special Committee determined the market capitalization of GDHL pursuant to subsection (a) of its definition under section 1 of MI 61-101 (as a published market exists). Reliance was not placed on any exemptive relief to include the equity value of GDH LP as is the case in typical REIT related party transactions. The Board did not obtain a third-party valuation or fairness opinion in connection with its determination to approve the Reorganization. GDHL’s officers and directors have substantial experience in evaluating the operating and financial merits of companies from a wide range of industries and concluded that their experience and backgrounds, together with the experience and expertise of GDHL’s advisors, enabled them to make the necessary analyses and determinations regarding the Reorganization. As a result, GDHL is exempt from the requirements to obtain a formal valuation and obtain “majority of the minority” approval under Sections 5.5(a)(i) and 5.7(a) of MI 61-101. See “The Reorganization — Background to and Reasons for the Reorganization.” All securities to be issued under the Reorganization, will be issued in reliance on exemptions from the prospectus requirements of applicable Canadian Securities Laws and will generally be “freely tradeable” (other than as a result of any “control block” restrictions which may arise by virtue of the ownership thereof) under Canadian Securities Laws. Following the Reorganization, Shareholders will retain the same proportionate interest in Pubco that they have in GDHL and Pubco will have the same proportionate interest in the assets of Galaxy as GDHL holds prior to the Reorganization. Formal Valuation As described above, GDHL is not required to obtain a formal valuation under MI 61-101 as a result of the exemption from the formal valuation requirement under section 5.5(a)(i) of MI 61-101 for issuers where at the time the transaction is agreed to, neither the fair market value of the subject matter of, nor the fair market value of the consideration for, the transaction, insofar as it involves interested parties, is readily determinable, but in any event do not exceed 25% of the issuer’s market capitalization. Prior Valuations To the knowledge of the directors and senior officers of GDHL, after reasonable enquiry, there have been no “prior valuations” (as defined in MI 61-101) prepared in respect of GDHL, the Ordinary Shares or any material assets of GDHL during the 24 months prior to the date of this Management Circular. Minority Approval Notwithstanding that no “majority of the minority” approval is required under MI 61-101, the Special Committee and the Board determined to also seek such approval from Shareholders As a result, the Issuance of Class B Common Stock Proposal will require the affirmative vote of a majority of the votes attached to Ordinary Shares held by Shareholders present in person or virtually or C-36 represented by proxy at the Meeting, excluding for this purpose votes attached to Ordinary Shares held by (i) GDHL, (ii) "interested parties,".(iii) any "related party" of an "interested party" and (iv) any person that is a "joint actor" (as such terms are defined in MI 61-101) with the foregoing.

To the knowledge of the directors and senior officers of GDHL after reasonable inquiry, as of April 7, 2025, the Shareholders whose votes are required to be excluded for purposes of "minority approval" in accordance with MI 61-101, as described above, beneficially owned, or exercised control or direction over, an aggregate of 2,895,004 Ordinary Shares representing approximately an aggregate of 2.2% of the outstanding Ordinary Shares.

Details of such holdings are as follows:

Name	Relationship with GDHL	Number of Ordinary Shares	% Voting Participation
Michael Novogratz[(1)]	Interested Party	569,257	0.4%
Christopher Ferraro	Interested Party	1,167,886	1.0%
Steve Kurz	Interested Party	675,901	0.5%
Andrew Siegel	Interested Party	396,511	0.3%
Michael Ashe	Interested Party	85,449	0.1%
Kim Pillemer[(2)]	Interested Party	—	—%

Notes:

(1) Mr. Novogratz is the beneficial owner of the securities through Galaxy Group Investments LLC, Novofam Macro LLC and family trusts controlled by Mr. Novogratz.

(2) Ms. Pillemer ceased to be an officer on May 6, 2022.

Organizational Structure Prior to the Reorganization

GDHL is a holding company. All of its activities are conducted through GDH LP and its subsidiaries, and GDHL's principal asset is its ownership, directly and indirectly, of Class A Units of GDH LP, which entitles it to a corresponding percentage ownership of the economic interest in our business. GDH LP holds all of the issued and outstanding limited partnership interests of Galaxy Digital LP, an exempted limited partnership formed under the laws of the Cayman Islands. GDH GP is the existing general partner of GDH LP. GGI is the parent company of GDH GP, and therefore indirectly controls GDH LP. Because GDHL does not manage or operate the business or control the strategic decisions and day-to-day operations of GDH LP and because GDHL only has a minority financial interest in GDH LP, GDHL does not currently consolidate the financial results of GDH LP, and instead accounts for it as an equity method noncontrolling interest to reflect GDHL's entitlement to a portion of GDH LP's net income.

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The following diagram illustrates the structure of GDHL and its interest in GDH LP prior to the consummation of the Reorganization and is provided for illustrative purposes only and does not purport to and does not actually represent all legal entities within our organizational structure. * Denotes newly formed shell company with nominal assets and operations, formed primarily for the purpose of consummating the Reorganization and the Reorganization Merger. Effect of the Reorganization on Our Organizational Structure Upon completion of the Reorganization and Reorganization Merger (assuming for the purpose of illustration, in the case of any share counts and ownership percentages, that such transactions had been consummated as of December 31, 2024), Pubco will be the sole general partner of GDH LP and will hold 127,577,780 LP Units, constituting 37.2% of the outstanding economic interests in GDH LP. Pubco will thereby control all actions of GDH LP and will consolidate GDH LP in its financial results. The Existing LPs will collectively hold (i) 1,919,072 shares of Class A Common Stock and 215,862,343 LP Units, which together directly and indirectly represent approximately 63.4% of the economic interest in GDH LP and (ii) through their collective ownership of 1,919,072 shares of Class A Common Stock and 215,862,343 shares of Class B Common Stock, approximately 63.4% of the combined voting power of Pubco’s Common Stock. Our Founder, and funds affiliated with our Founder, through their holdings of LP Units and Class B Common Stock, will collectively own 59.9% of the economic interest in GDH LP, as well as an equal percentage of the voting power in Pubco. The following diagram depicts our organizational structure immediately following the consummation of the Reorganization and the Reorganization Merger, as well as certain post-closing internal restructuring steps we intend to effect immediately following the consummation of such transactions, including the merger of GDH Intermediate LLC with and into Pubco following completion of the Reorganization Merger with Pubco continuing as the surviving entity (the “GDHI LLC Merger” and together with the Reorganization C-38

Merger, the “Reorganization Mergers”) and is provided for illustrative purposes only and does not purport to represent all legal entities within our organizational structure. Amended LP Agreement In connection with the Reorganization, the GDH LPA will be amended and restated to effect the continuation of GDH LP to Delaware (the “Amended LP Agreement”). GDH Delaware, GDH LP and each of the Existing LPs will enter into the Amended LP Agreement. Following the Reorganization, and in accordance with the terms of the Amended LP Agreement, we will operate our business through GDH LP. Pursuant to the terms of the Amended LP Agreement, so long as the Existing LPs continue to own any LP Units or securities redeemable or exchangeable into shares of our Class A Common Stock, we will not, without the prior written consent of such holders, engage in any business activity other than the management and ownership of GDH LP or own any assets other than securities of GDH LP and/or any cash or other property or assets distributed by or otherwise received from GDH LP, unless we determine in good faith that such actions or ownership are in the best interest of GDH LP. Pubco will be the sole general partner of GDH LP and, as a result, Pubco will have control over all of the affairs and decision making of GDH LP. As such, through our officers and directors, we will be responsible for all operational and administrative decisions of GDH LP and the day-to-day management of GDH LP’s business. Pubco will fund any dividends to its holders of Class A Common Stock by causing GDH LP to make distributions to the holders of LP Units. If GDH LP makes such distributions, the holders of LP Units will be entitled to receive equivalent distributions from GDH LP. However, because Pubco (i) may be subject to corporate-level taxation on its allocable share of GDH LP’s taxable income and be required to use a portion of the distributions it receives to pay such corporate-level taxes and (ii) must make payments under the Tax Receivable Agreement, amounts ultimately distributed as dividends to holders of Pubco’s Class A Common Stock are expected to be less than the amounts distributed by GDH LP to the other holders of LP Units on a per share basis. Prior to the Reorganization, GDHL has not paid or declared a dividend on the Ordinary Shares. Assuming GDH LP makes distributions to its limited partners in any given year, the determination to pay dividends, if any, to holders of Class A Common Stock out of the portion, if any, of such distributions remaining after our payment of taxes and Tax Receivable Agreement payments (any such portion, an “excess LP distribution”) will be made by Pubco’s board of directors. Because our board of directors may C-39 determine to pay or not pay dividends to holders of Class A Common Stock, holders of Class A Common Stock may not necessarily receive dividend distributions relating to excess LP distributions, even if GDH LP makes such distributions to us. The holders of LP Units will generally incur U.S. federal, state and local income taxes on their proportionate share of any net taxable income of GDH LP. Net profits and net losses of GDH LP will generally be allocated to its limited partners pro rata in accordance with the percentages of their respective ownership of LP Units. The Amended LP Agreement will provide for pro rata cash distributions to the holders of LP Units for purposes of funding their tax obligations in respect of the taxable income of GDH LP that is allocated to them. Generally, these tax distributions will be computed based on GDH LP’s estimate of the net taxable income of GDH LP allocable to each holder of LP Units multiplied by an assumed tax rate equal to the highest effective marginal combined U.S. federal, state and local income tax rate prescribed for an individual or corporate resident of New York, New York (taking into account the non-deductibility of certain expenses and the character of our income). As a result of (i) potential differences in the amount of net taxable income allocable to us and the other LP Unit holders, (ii) the lower tax rate applicable to corporations than individuals and (iii) the use of an assumed tax rate in calculating GDH LP’s distribution obligations, we may receive tax distributions significantly in excess of our tax liabilities and obligations to make payments under the Tax Receivable Agreement. Except as otherwise determined by us, if at any time we issue a share of our Class A Common Stock, the net proceeds received by us with respect to such share, if any, shall be concurrently invested in GDH LP and GDH LP shall issue to us one LP Unit, unless such share was issued by us solely to fund the purchase of an LP Unit from a holder of LP Units (upon an election by us to exchange such LP Unit in lieu of redemption following a redemption request by such holder of LP Units), in which case such net proceeds shall instead be transferred to the selling holder of LP Units as consideration for such purchase, and GDH LP will not issue an additional LP Unit to us. Similarly, except as otherwise determined by us, (i) GDH LP will not issue any additional LP Units to us unless we issue or sell an equal number of shares of our Class A Common Stock and (ii) should GDH LP issue any additional LP Units to the Existing LPs or any other person, we will issue an equal number of shares of our Class B Common Stock to such Existing LPs or any other person. Conversely, if at any time any shares of our Class A Common Stock are redeemed, purchased or otherwise acquired by us, GDH LP will redeem, purchase or otherwise acquire an equal number of LP Units held by us, upon the same terms and for the same price per security, as the shares of our Class A Common Stock are redeemed, purchased or otherwise acquired. In addition, GDH LP will not effect any subdivision (by any unit split, unit distribution, reclassification, reorganization, recapitalization or otherwise) or combination (by reverse unit split, reclassification, reorganization, recapitalization or otherwise) of the LP Units unless it is accompanied by a substantively identical subdivision or combination, as applicable, of each class of our Common Stock, and we will not effect any subdivision or combination of any class of our Common Stock unless it is accompanied by a substantively identical subdivision or combination, as applicable, of the LP Units. Under the Amended LP Agreement, the holders of LP Units (other than us) will have the right, from and after the completion of the Reorganization (subject to the terms of the Amended LP Agreement), to require GDH LP to redeem all or a portion of their LP Units for, at our election, newly-issued shares of Class A Common Stock on a one-for-one basis or a cash payment equal to the volume weighted average market price of one share of our Class A Common Stock for each LP Unit redeemed (subject to customary adjustments, including for stock splits, stock dividends and reclassifications). If we decide to make a cash payment, the holder of an LP Unit has the option to rescind its redemption request within a specified time period. Upon the exercise of the redemption right, the redeeming holder of LP Units will surrender such LP Units to GDH LP for cancellation. The Amended LP Agreement requires that we contribute cash or shares of our Class A Common Stock to GDH LP in exchange for an amount of newly-issued LP Units in GDH LP equal to the number of LP Units redeemed from the holders of LP Units. GDH LP will then distribute the cash or shares of our Class A Common Stock to such holder of an LP Unit to complete the redemption. In the event of a redemption request by a holder of an LP Unit, we may, at our option, effect a direct exchange of cash or Class A Common Stock for LP Units in lieu of such a redemption. Whether by redemption or exchange, we are obligated to ensure that at all times the number of LP Units that we own equals the number of shares of Class A Common Stock issued by us (subject to certain exceptions for treasury shares and shares underlying certain convertible or exchangeable securities). Shares of Class B C-40

Common Stock will be canceled on a one-for-one basis if we, following a redemption request of a holder of an LP Unit, redeem or exchange LP Units of such holder of an LP Unit pursuant to the terms of the Amended LP Agreement. The Amended LP Agreement will provide that, in the event that a tender offer, share exchange offer, issuer bid, take-over bid, recapitalization or similar transaction with respect to our Class A Common Stock is proposed by us or our stockholders and approved by our board of directors or is otherwise consented to or approved by our board of directors, the holders of LP Units will be permitted to participate in such offer by delivery of a notice of redemption or exchange that is effective immediately prior to the consummation of such offer. In the case of any such offer proposed by us, we are obligated to use our reasonable best efforts to enable and permit the holders of LP Units to participate in such offer to the same extent or on an economically equivalent basis as the holders of shares of our Class A Common Stock without discrimination. In addition, we are obligated to use our reasonable best efforts to ensure that the holders of LP Units may participate in each such offer without being required to redeem or exchange LP Units. The Amended LP Agreement will provide that, except for transfers to us as provided above or to certain permitted transferees, the LP Units and shares of Class B Common Stock may not be sold, transferred or otherwise disposed of. Moreover, no transfer will be permitted unless the transfer would not require that the transferee make an offer to holders of Class A Common Stock to acquire shares of Class A Common Stock on the same terms and conditions under applicable Canadian Securities Laws if such LP Units were redeemed in exchange for Class A Common Stock as provided above. Subject to certain exceptions, GDH LP will indemnify all of its limited partners and their officers and other related parties, against all losses or expenses arising from claims or other legal proceedings in which such person (in its capacity as such) may be involved or become subject to in connection with GDH LP’s business or affairs or the Amended LP Agreement or any related document. GDH LP may be dissolved upon (i) the determination by us to dissolve GDH LP or (ii) any other event which would cause the dissolution of GDH LP under the Delaware Revised Uniform Partnership Act, unless GDH LP is continued in accordance with the Delaware Revised Uniform Partnership Act. Upon dissolution, GDH LP will be liquidated and the proceeds from any liquidation will be applied and distributed in the following manner: (a) first, to creditors (including creditors who are limited partners or affiliates of limited partners) in satisfaction of all of GDH LP’s liabilities (whether by payment or by making reasonable provision for payment of such liabilities, including the setting up of any reasonably necessary reserves) and (b) second, to the limited partners in proportion to their vested LP Units. Tax Receivable Agreement Future redemptions or exchanges by Existing LPs of LP Units for shares of our Class A Common Stock or cash, and other transactions described herein are expected to result in favorable tax attributes for us. These tax attributes would not be available to us in the absence of those transactions and are expected to reduce the amount of tax that we would otherwise be required to pay in the future. After giving effect to the Reorganization, Pubco will enter into an amended and restated tax receivable agreement (the “Tax Receivable Agreement”) among the TRA Parties. Under the Tax Receivable Agreement, we generally will be required to pay to the TRA Parties, in the aggregate, 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax or franchise tax that Pubco actually realizes as a result (i) of any increase in tax basis in GDH LP’s assets resulting from redemptions or exchanges by those holders of LP Units and payments made under the Tax Receivable Agreement, and (ii) deductions in respect of interest with respect to payments made under the Tax Receivable Agreement, as and when such tax benefits are realized. Pubco will be required to make similar payments to Class B limited partners of GDH LP who previously exchanged their partnership interests in GDH LP for Ordinary Shares pursuant to the GDH LPA. We will retain the benefit of the remaining 15% of these tax savings. The payment obligations under the Tax Receivable Agreement are our obligations and not the obligations of GDH LP. We expect that the payments we will be required to make under the Tax Receivable Agreement could be material. The actual increase in tax basis, as well as the amount and timing of any payments under the Tax Receivable Agreement, will vary depending upon a number of factors, including the timing of redemptions or C-41 exchanges by the TRA Parties, the price of Class A Common Stock at the time of the exchange, the extent to which such exchanges are taxable, the amount and timing of the taxable income that we generate in the future, the tax rate then applicable and the portion of Pubco’s payments under the Tax Receivable Agreement that constitute imputed interest. Payments under the Tax Receivable Agreement are not conditioned on our existing owners’ continued ownership interest in GDH LP. Payments under the Tax Receivable Agreement will be based on the tax reporting positions we determine, and the IRS or another tax authority may challenge all or a part of the tax basis increases or other tax attributes subject to the Tax Receivable Agreement, and a court could sustain such challenge. Further, the parties to the Tax Receivable Agreement will not reimburse us for any payments previously made if such tax attributes are subsequently disallowed, except that any excess payments made to a TRA Party will be netted against future payments otherwise to be made to such TRA Party under the Tax Receivable Agreement, if any, after our determination of such excess. In addition, upon the occurrence of certain changes of control, the actual federal, state and local tax savings we may realize may be different than the amount of such tax savings we are deemed to realize under the Tax Receivable Agreement, which will be based on the federal, state and local tax rates in effect on the date of the change of control and certain assumptions, including that we would have sufficient taxable income to fully utilize the deductions arising from the tax deductions, tax basis and other tax attributes subject to the Tax Receivable Agreement. In both such circumstances, we could make payments to the TRA Parties that are greater than our actual cash tax savings and we may not be able to recoup those payments, which could negatively impact our liquidity. The Tax Receivable Agreement provides that (1) in the event that we breach any of our material obligations under the Tax Receivable Agreement or (2) if, at any time, we elect an early termination of the Tax Receivable Agreement, our obligations under the Tax Receivable Agreement (with respect to all LP Units, whether or not LP Units have been redeemed or exchanged before or after such transaction) would accelerate and become payable in a lump sum amount equal to the present value of the anticipated future tax benefits calculated based on certain assumptions, including that we would have sufficient taxable income to fully utilize the deductions arising from the tax basis increases and other tax attributes subject to the Tax Receivable Agreement. The change of control provisions in the Tax Receivable Agreement may result in situations where the Existing LPs have interests that differ from or are in addition to those of our other stockholders. Finally, because we are a holding company, with no operations of our own, our ability to make payments under the Tax Receivable Agreement depends on the ability of GDH LP to make distributions to us. To the extent that we are unable to make payments under the Tax Receivable Agreement for any reason, such payments will be deferred and will accrue interest until paid. Non-payment may in certain circumstances constitute a breach of a material obligation under the Tax Receivable Agreement and therefore accelerate payments due under the Tax Receivable Agreement, which could negatively impact our results of operations and could also affect our liquidity in periods in which such payments are made. Director Nomination Agreement In connection with the Reorganization, we will enter into the director nomination agreement with GGI (the “Director Nomination Agreement”). Pursuant to the terms of the Director Nomination Agreement, so long as GGI continues to beneficially own, in the aggregate and without duplication at least 25% of the total number of issued and outstanding shares of our Common Stock as of the date of such calculation, GGI shall be entitled to nominate one director to the board of directors of Pubco and the board of directors must take certain actions and use its reasonable best efforts to cause any such nominee to be elected or to fill such vacancy. This right will be deemed to have been exercised for so long as our Founder remains on our board of directors. Our Founder is the sole owner of GGI, and as a result, following the Reorganization, he will be able to designate himself or another nominee for election to our board of directors provided that the right of any director designated by our Founder to serve on a committee will be subject to applicable laws and independence rules. The right granted under the Director Nomination Right is materially equivalent to the nomination right our Founder has prior to the Reorganization. Under the Existing Organizational Documents, for so long as our Founder holds 25% of the issued and outstanding Ordinary Shares (assuming for such purposes the conversion of all Class B Units of GDH LP to Ordinary Shares), the Board shall nominate the Founder for election as a director at each annual general meeting of Shareholders. C-42

Indemnification Agreements We expect to enter into an indemnification agreement with each of our executive officers and directors that provides, in general, that we will indemnify them to the fullest extent permitted by law, in connection with their service to us or on our behalf. Description of Capital Stock As a result of the Reorganization, Shareholders will become holders of Pubco’s Class A Common Stock. Subject to the consummation of such transactions, your rights as holders of Pubco’s Class A Common Stock will be governed by the DGCL and the Proposed Organizational Documents. The following description of the material terms of Pubco’s securities reflects the anticipated state of affairs upon completion of the Reorganization. This description is a summary and is not complete. We urge you to read in their entirety the Proposed Organizational Documents each of which will be in effect upon the consummation of the Reorganization, the forms of which are attached hereto as Annex “B” and Annex “C.” In connection with the Reorganization, all outstanding stock options and other incentives granted under our equity incentive plans, to the extent they may be exercised for or settled with Ordinary Shares will automatically be exercised for or settled with shares of Class A Common Stock of GDH Delaware, and upon consummation of the Reorganization Merger, shares of Class A Common Stock of Pubco, on the same terms and in the same proportions. Authorized but Unissued Capital Stock Delaware law does not require stockholder approval for any issuance of authorized shares. However, to the extent we are successful in listing our Class A Common Stock on the Nasdaq, the listing requirements of the Nasdaq which would apply so long as the shares of Class A Common Stock remain listed on the Nasdaq, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power of our Common Stock (or the then outstanding number of shares of Class A Common Stock, which we believe the position of the Nasdaq is that the calculation in this latter case treats as outstanding shares of Class A Common Stock issuable upon redemption or exchange of outstanding LP Units not held by Pubco (together with an equivalent number of shares of Class B Common Stock)). These additional shares of Class A Common Stock may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions. Further, the listing requirements of the TSX will continue to apply for as long as Pubco remains listed on the TSX. For example, TSX rules require stockholder approval of issuances for an aggregate number of listed securities issuable greater than 25% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of closing of the transaction if the price per security is less than the market price; or that during any six month period are to insiders for listed securities or options, rights or other entitlements to listed securities greater than 10% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of closing of the first private placement to an insider during the six month period. Certain exemptions maybe available if Pubco has less than 25% of the overall trading volume of its listed securities occurring on the TSX in the 12 months immediately preceding a relevant date. One of the effects of the existence of unissued and unreserved Common Stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares at prices higher than prevailing market prices. Common Stock The Proposed Charter will authorize the issuance of 2,500,000,000 shares of Common Stock, consisting of (i) 2,000,000,000 shares of Class A Common Stock, par value $0.001 per share and (ii) 500,000,000 shares of Class B Common Stock, par value of $0.001 per share. C-43

Class A Common Stock Holders of shares of our Class A Common Stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote generally, including the election or removal of directors. The holders of our Class A Common Stock do not have cumulative voting rights in the election of directors. Holders of shares of our Class A Common Stock are entitled to receive dividends when and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends. Upon our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of any outstanding class or series of stock having a preference over, or right to participate with, the Common Stock as to any such distributions, if any, the holders of shares of our Class A Common Stock will be entitled to receive pro rata our remaining assets available for distribution. All shares of our Class A Common Stock that will be outstanding upon the consummation of the Reorganization will be fully paid and non-assessable. The Class A Common Stock will not be subject to further calls or assessments by us. The rights, powers and privileges of our Class A Common Stock will be subject to those of the holders of any series or class of stock we may authorize and issue in the future. Class B Common Stock Each share of Class B Common Stock will entitle its holders to one vote per share on all matters submitted to a vote of our holders of Common Stock. The number of issued and outstanding shares of Class B Common Stock will be equal to the number of issued and outstanding LP Units of GDH LP not held by Pubco or one of its subsidiaries, which LP Units will be redeemable or exchangeable, on a one-for-one basis, for shares of Class A Common Stock. Prior to the consummation of the Reorganization, each Existing LP has the right to exchange (or cause GDH LP to redeem) its Class B Units for an equal number of Ordinary Shares, the ownership of which would entitle such Existing LP to vote together with holders of Ordinary Shares on all matters submitted to a vote of Shareholders. In addition, following the Reorganization, current holders of Class B Units of GDH LP will be become holders of LP Units (which will entitle the holder to certain economic rights) and an equal number of shares of Class B Common Stock (which will entitle the holder to voting rights with respect to Pubco). A share of Class B Common Stock is not transferable unless there is a concurrent transfer of an LP Unit and vice versa. Each LP Unit (except any LP Units held by Pubco and its subsidiaries) may be exchanged for one share of Class A Common Stock (and any such exchange of an LP Unit will result in the cancellation of a share of Class B Common Stock). Except for transfers to us pursuant to the Amended LP Agreement or to certain permitted transferees, the LP Units and corresponding shares of Class B Common Stock may not be sold, transferred or otherwise disposed of. Holders of shares of our Class B Common Stock will vote together with holders of our Class A Common Stock as a single class on all matters on which stockholders are entitled to vote, except as otherwise required by law. The Class B Common Stock is not entitled to economic interests in Pubco. Existing LPs and other future holders of our Class B Common Stock do not have any right to receive dividends or to receive a distribution upon a liquidation or winding up of Pubco. However, if GDH LP makes distributions to Pubco, the other holders of LP Units, including the Existing LPs, will be entitled to receive distributions pro rata in accordance with the percentages of their respective LP Units. The Class B Common Stock will not be subject to further calls or assessment by us. Dividends The DGCL permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by its board of directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. C-44

Net assets equal the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, remaining capital would be less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets. Declaration and payment of any dividend will be subject to the discretion of our board of directors. Stockholder Meetings Our Proposed Organizational Documents will provide that annual stockholder meetings will be held at a date, time and place, if any, as exclusively selected by our board of directors. Our Proposed Charter will provide that, subject to any special rights of the holders as required by law, special meetings of the stockholders can only be called by the chairman of our board, our chief executive officer, our president, or at the request of holders of a majority of the total voting power of our outstanding shares of Common Stock, voting together as a single class. Except as described above, stockholders are not permitted to call a special meeting or to require the board of directors to call a special meeting. To the extent permitted under applicable law, we may conduct meetings by remote communications, including by webcast. Transferability, Redemption and Exchange Under the Amended LP Agreement, the Existing LPs and other future holders of LP Units will have the right, from and after the completion of the Reorganization (subject to the terms of the Amended LP Agreement), to require GDH LP to redeem all or a portion of their LP Units for, at our election, newly issued shares of Class A Common Stock on a one-for-one basis or a cash payment equal to volume weighted average market price of one share of our Class A Common Stock based on the number of LP Units redeemed (subject to customary adjustments, including for stock splits, stock dividends and reclassifications) in accordance with the terms of the Amended LP Agreement. Additionally, in the event of a redemption request by a holder of LP Units, we may, at our election, effect a direct exchange of cash or Class A Common Stock for LP Units in lieu of such a redemption. Shares of Class B Common Stock will be canceled on a one-for-one basis if we, following a redemption request of a holder of LP Units, redeem or exchange LP Units of such holder of LP Units pursuant to the terms of the Amended LP Agreement. As described above, except for transfers to us pursuant to the Amended LP Agreement or to certain permitted transferees, the LP Units and corresponding shares of Class B Common Stock may not be sold, transferred or otherwise disposed of. We may also take certain actions with respect to both the Class A Common Stock and the Class B Common Stock including preventing the transfer of our capital stock, redeeming our capital stock at par or restricting the exercise of rights with respect to capital stock in certain circumstances as described below under “Certain Certificate of Incorporation, Bylaws and Statutory Provisions — Transfer Restrictions; Pubco’s Regulatory Redemption Right.” Other Provisions Neither the Class A Common Stock nor the Class B Common Stock has any preemptive or other subscription rights. There will be no redemption, conversion or sinking fund provisions applicable to the Class A Common Stock or Class B Common Stock. At such time when no LP Units remain redeemable or exchangeable for shares of our Class A Common Stock, our Class B Common Stock will be canceled. Corporate Opportunity Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our Proposed Charter will, to the maximum extent permitted from time to time by Delaware law, renounce any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to members of our board of directors who are not employees of the Galaxy. Our Proposed Charter provides that, to the fullest extent permitted by law, none C-45 of our directors who are not employed by us (including any non-employee director who serves as one of our officers in both his or her director and officer capacities) or his or her affiliates will have any duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (ii) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that our Founder or any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself, himself or herself or its, his or her affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. Our Proposed Charter will not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of Galaxy. In addition, these provisions shall not release any person who is or was our employee from any obligations or duties that such person may otherwise have under applicable law or pursuant to any other agreement with us. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted to undertake the opportunity under our Proposed Charter, we have sufficient financial resources to undertake the opportunity and the opportunity would be in line with our business. Certain Certificate of Incorporation, Bylaws and Statutory Provisions The provisions of our Proposed Organizational Documents and of the DGCL summarized below may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that you might consider in your best interest, including an attempt that might result in your receipt of a premium over the market price for your shares of Class A Common Stock. The Proposed Organizational Documents and the DGCL contain provisions that are summarized in the following paragraphs and that are intended to enhance the likelihood of continuity and stability in the composition of Pubco’s board of directors. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile or abusive change of control and enhance the ability of Pubco’s board of directors to maximize stockholder value in connection with any unsolicited offer to acquire our company. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of us by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of Common Stock held by stockholders. No cumulative voting. Under Delaware law, the right to vote cumulatively does not exist unless the Proposed Charter specifically authorizes cumulative voting. Our Proposed Charter will not authorize cumulative voting. Therefore, stockholders holding a majority in voting power of the shares of our Common Stock entitled to vote generally in the election of directors will be able to elect all our directors. Election of directors. Our Proposed Organizational Documents will provide that, the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the board of directors. Our Director Nomination Agreement will also provide that GGI, subject to certain beneficial ownership requirements, will be entitled to nominate one director to the board (and we will agree to recommend the election of any such nominee and use reasonable best efforts to support any such nominee for election), which nominee shall initially be our Founder. Our Proposed Charter will also provide that, any vacancies on our board will be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum. Removal of director; vacancies and newly created directorships. Subject to obtaining any required stockholder votes, directors may be removed, with or without cause, by the majority vote of the total voting power of our outstanding shares of Common Stock, voting together as a single class. This requirement of a majority vote to remove directors could enable our Founder (or any future holder of a large portion of our total voting power) to exercise veto power over or otherwise significantly influence any such removal. Prior to such time, directors may be removed, but for cause only, by the affirmative vote of the holders of a majority of the total voting power of our outstanding shares of Common Stock. C-46

Action by written consent; special meetings of stockholders. Pursuant to Section 228 of the DGCL, our Proposed Charter will provide that any stockholder action permitted to be taken by or at any annual or special meeting of our stockholders may be effected without a meeting, without prior notice and without a vote, by the written consent of the holders of the majority of the total voting power of our outstanding stock entitled to vote thereon. Our Proposed Charter will also provide that, subject to any special rights of the holders as required by law, special meetings of the stockholders can be called by the chairman of the board of directors, the chief executive officer or the president of the company or, at the request of holders of a majority of the total voting power of our outstanding shares of Common Stock, voting together as a single class. Advance notice procedures. Our Proposed Bylaws will establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors. Unless our board of directors elects to waive any applicable requirements, stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our Secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Although the bylaws will not give our board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed and our board of directors does not waive compliance with such procedures or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of our company. Super-majority approval requirements. The DGCL generally provides that the affirmative vote of the holders of a majority of the total voting power of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless either a corporation’s certificate of incorporation or bylaws require a greater percentage. Our Proposed Organizational Documents will provide that the affirmative vote of holders of 66 2/3% of the total voting power of our outstanding Common Stock eligible to vote in the election of directors, voting together as a single class, will be required to amend, alter, change or repeal specified provisions, including those relating to actions by written consent of stockholders, calling of special meetings of stockholders, election and removal of directors, business combinations and amendment of our Proposed Charter and Proposed Bylaws. This requirement of a super-majority vote to approve amendments to our certificate of incorporation and certificate of incorporation and bylaws could enable a minority of our stockholders to exercise veto power over any such amendments. Authorized but unissued shares. The authorized but unissued shares of Common Stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing rules of the Nasdaq, the TSX or other applicable stock exchange or regulatory authority. The existence of authorized but unissued and unreserved Common Stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise. Transfer Restrictions; Pubco’s Regulatory Redemption Right. The Proposed Charter will provide that we may request that holders or proposed transferees of our capital stock provide such information (including, without limitation, information with respect to citizenship, other holdings of our capital stock and affiliations) as we may reasonably request to determine whether the ownership of, or the exercise of any rights with respect to, our capital stock by such stockholder could result in such stockholder beneficially owning more than 9.9% of our issued and outstanding capital stock on a fully diluted basis (a “Violation”). This provision is designed to ensure we comply with the various licensing regimes of the several jurisdictions in which we operate, as the acquisition of more than 10% of our issued and outstanding capital stock in such jurisdictions could require regulatory notifications and/or consents. In the event a holder or proposed transferee fails to respond to our request for information or if, upon review of information provided by such holder or proposed transferee, our board of directors determines that such person’s holdings or acquisition of our capital stock would result in a Violation, we may refuse to permit any such transfer of capital stock, refuse to honor any transfer of capital stock purported to have been effected (in which case, such transfer shall be deemed to have been void ab initio), suspend rights of stock ownership the exercise of which could result in a Violation, or redeem such shares of our capital stock at C-47 par, on such other terms and conditions as the our board of directors may determine. The Proposed Charter provides that our board of directors may, in its sole discretion, exempt (proactively or retroactively) any person from the foregoing restrictions. The existence of such requirement to provide our board of directors with information on request, and the actions that are available to our board of directors in the event we determine that’s a Violation has occurred (or would occur as a result of a proposed transaction), could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise, and otherwise discourage stockholders and potential transferees or other investors from acquiring large positions in our capital stock, any of which could have the effect of negatively impacting the market price and transferability of our Class A Common Stock. Business combinations with interested stockholders. In general, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporation’s voting stock for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. We have opted out of Section 203 of the DGCL; however, our Proposed Charter will contain similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless: • prior to such time, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; • upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or • at or subsequent to that time, the business combination is approved by our board of directors and by the affirmative vote of holders of at least 66 2/3% of our outstanding voting stock that is not owned by the interested stockholder. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder”is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of our outstanding voting stock. For purposes of this section only, “voting stock” has the meaning given to it in Section 203 of the DGCL. Under certain circumstances, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with us for a three-year period. This provision may encourage companies interested in acquiring us to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests. Our Proposed Charter provides that our Founder, and any direct or indirect transferees of our Founder and any group as to which such persons are a party, do not constitute “interested stockholders” for purposes of this provision. Limitations on Liability and Indemnification of Officers and Directors The DGCL authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our Proposed Charter includes a provision that eliminates the personal liability of directors and officers for monetary damages to the corporation or its stockholders for any breach of fiduciary duty as a director or officer, respectively, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary C-48 damages from a director or officer for breach of fiduciary duty as a director or officer, respectively, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any director or officer if such director or officer has breached their duty of loyalty, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends, redemptions or repurchases or derived an improper benefit from his or her actions as a director or officer, respectively. Our Proposed Bylaws generally provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We also are expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers. The limitation of liability, indemnification and advancement provisions in our Proposed Organizational Documents may discourage stockholders from bringing a lawsuit against directors or officers for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought Dissenters’ Rights of Appraisal and Payment Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation in which we are a constituent entity. Pursuant to the DGCL, stockholders who properly demand and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery, plus interest, if any, on the amount determined to be the fair value, from the effective time of the merger or consolidation through the date of payment of the judgment. Stockholders’ Derivative Actions Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law. To bring such an action, the stockholder must otherwise comply with Delaware law regarding derivative actions. Transfer Agent and Registrar Following the Reorganization, the transfer agent and registrar for the Class A Common Stock is anticipated to be American Stock Transfer & Trust Company, LLC. For so long as Pubco’s Class A Common Stock remains listed on the TSX, we expect that TSX Trust will be a co-transfer agent for the Class A Common Stock. Listing The Ordinary Shares are currently listed on the TSX under the symbol “GLXY.” In connection with the Reorganization, we have applied to have Pubco Class A Common Stock approved for listing on the Nasdaq, either concurrently with or subsequent to the consummation of the Reorganization and Reorganization Merger. For a period of time following the consummation of the Reorganization and Reorganization Merger, and immediately following our intended listing on the Nasdaq, we will remain listed on the TSX, and we expect to continue to be a reporting issuer in Canada for the foreseeable future, subject to certain Canadian Securities Laws requiring us to file reports and other information on SEDAR+, and will therefore be subject to multiple, additional, and at times, competing, governance and reporting obligations. We may choose to delist from the TSX in the future, which would not require further shareholder approval under TSX rules provided an acceptable alternative market exists for our stock. C-49

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Only Ordinary Shares carry voting rights at the Meeting. Subject to the Certification Process Adjustment (as described below), each Ordinary Share carries the right to one vote. The Board fixed April 7, 2025 as the GDHL Record Date for the determination of Shareholders entitled to receive notice of and to vote at the Meeting and at any adjournment thereof, and only Registered Shareholders at the close of business on that date are entitled to such notice and to vote at the Meeting. As of the GDHL Record Date, 130,402,242 Ordinary Shares were issued and outstanding as fully paid and non-assessable ordinary shares in the capital of GDHL.

To the knowledge of the directors and executive officers of GDHL, as at the GDHL Record Date no person beneficially owned, or controlled or directed, directly or indirectly, shares carrying more than 10% of the voting rights attached to GDHL's Ordinary Shares, other than:

		Percentage of Outstanding Ordinary Shares	
Name	Number of Securities	Non-diluted[3]	Partially Exchanged[4]
Michael Novogratz[1]	569,257 Ordinary Shares 205,096,000 Class B Units[2]	0.4%	61.3%

Notes:

(1) Michael Novogratz is the beneficial owner of the securities through Galaxy Group Investments LLC, Novofam Macro LLC and family trusts controlled by Michael Novogratz.

(2) Class B Units do not entitle the holder the right to vote at a meeting of the Company, but are, pursuant to the fifth amended and restated limited partnership agreement of GDH LP and subject to certain limitations, exchangeable for Ordinary Shares on a one-for-one basis subject to customary adjustments for stock splits, stock dividends and reclassifications and other similar transactions.

(3) Assuming no Class B Units are exchanged for Ordinary Shares, no exchangeable senior notes of GDH LP are exchanged for Ordinary Shares and no dilution from options.

(4) Assuming that the 205,096,000 B Units held by Michael Novogratz are exchanged for Ordinary Shares (and, for the avoidance of doubt, assuming no other B Units are exchanged for Ordinary Shares, no exchangeable senior notes of GDH LP are exchanged for Ordinary Shares and no dilution from options).

The Existing Organizational Documents of GDHL provide for a Certification Process Adjustment whereby, in connection with any resolution passed by the Shareholders (each, a "Shareholder Resolution"), each Shareholder shall be required to provide a certification as to its status, and the status of any person for whom the Shareholder holds Ordinary Shares beneficially, as a United States resident or a non-United States resident. In connection with the Certification Process Adjustment, in respect of any Shareholder Resolution in a meeting or in writing, each Shareholder shall be required to certify that, at the time of the meeting (or any adjournment thereof) at which the resolution is tabled, or in the case of the resolution being proposed as a written resolution, at the time of signifying its agreement to the proposed written resolution: (a) it is not a United States resident; and (b) to the extent it holds Ordinary Shares for the account or benefit of any other person, such person is not a United States resident (each Shareholder not making such certification, a "Non-Certifying Shareholder"). Shareholders who certify that they hold Ordinary Shares for the account or benefit of any other person who is a United States resident, will also be asked to certify the extent to which Ordinary Shares they own beneficially are owned beneficially for United States residents and to which Ordinary Shares they hold are owned beneficially for persons that are not United States residents. This Certification Process Adjustment is intended to preserve GDHL's status as a "foreign private issuer" within the meaning of Rule 405 under the United States Securities Act of 1933 and Rule 3b-4 under the United States Securities Exchange Act of 1934 by ensuring that the aggregate total number of votes that Non-Certifying Shareholders are entitled to cast may never exceed 49% of the total number of votes that all Shareholders are entitled to cast (pursuant to the adjustment that is described in the following paragraphs).

The proxy, VIF and declaration of beneficial ownership (which declaration of ownership is to be completed, if required, as per the instructions set out therein and returned to TSX Trust Company within

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the timelines applicable to the return of a proxy or VIF as set out above) accompanying this Management Circular allow each Shareholder to make the certifications referred to above. Shareholders attending the Meeting in person will be required to make the certifications when they arrive at the Meeting. For the purposes of calculating the number of votes which Non-Certifying Shareholders are entitled to cast on a Shareholder Resolution, if and to the extent that, in the absence of the Certification Process Adjustment: “A” > (49 ÷ 100) × “B,” then “A” shall be reduced so that “D” is the whole number nearest to but not exceeding: “C” × (49 ÷ 51). Where the aggregate number of votes actually cast by Non-Certifying Shareholders (whether on a poll or on a written resolution) “for” and “against” the relevant Shareholder Resolution when added to the number of votes withheld by Non-Certifying Shareholders in respect of such resolution, exceeds “D,” then the number of: (a) votes cast “for;” (b) votes cast “against;” and (c) votes withheld in respect of, such resolution by Non-Certifying Shareholders, will each be reduced pro rata until the aggregate number of votes “for,” votes “against” and votes withheld in respect of such resolution by Non-Certifying Shareholders, is the whole number nearest to but not exceeding “D.” Where the aggregate number of votes actually cast (whether on a poll or on a written resolution) and votes withheld, in each case by Non-Certifying Shareholders, is equal to or less than “D,” then each of such votes or votes withheld (as applicable) shall be counted and no reduction shall occur. For the purposes of the foregoing: “A” = the aggregate total of votes which all Non-Certifying Shareholders, whether or not actually voting, are entitled to cast, whether on a poll or on a written resolution, on the resolution prior to the operation of the Certification Process Adjustment; “B” = “A” + “C;” “C” = the aggregate total of votes which all holders of Ordinary Shares who are not Non-Certifying Shareholders, whether or not actually voting, are entitled to cast, whether on a poll or on a written resolution, on the resolution; and “D” = the aggregate total of votes all Non-Certifying Shareholders, whether or not actually voting, are entitled to cast, whether on a poll or on a written resolution, on the resolution, following the operation of the Certification Process Adjustment. The Board may specify such other requirements or vary the requirements of the Certification Process Adjustment as it in its discretion considers necessary or appropriate to give effect to these restrictions. C-51

THE SPECIAL MEETING OF GDHL SHAREHOLDERS The Meeting GDHL will hold the Meeting of GDHL shareholders on May 9, 2025 at 10:00 a.m. (local time) at 300 Vesey Street, New York City, New York, 10282, United States and virtually via live webcast at https://virtual-meetings.tsxtrust.com/1791 for the purpose of considering and, if deemed advisable, voting to approve the following proposals (collectively, the “Proposals”): 1. a special resolution to approve: a. the Domestication Proposal; b. the Governing Documents Amendment Proposal; c. Proposed Organizational Documents Proposal; and d. the Domestication Charter and Bylaws Differences Proposals; 2. assuming the Domestication Proposal, the Governing Documents Amendment Proposal, the Proposed Organizational Documents Proposal and the Domestication Charter and Bylaws Differences Proposals are approved, a resolution to approve, by a simple majority, excluding Excluded Shareholders, the Issuance of Class B Common Stock Proposal; and 3. to approve by ordinary resolution the Adjournment Proposal. The full text of the resolutions approving the Proposals is attached to this Management Circular as Appendix “1.” The Domestication, the Governing Documents Amendment, the Domestication Charter and Bylaws Amendment, the Domestication Charter and Bylaws Differences and the Issuance of Class B Common Stock are collectively referred to in this Management Circular as the “Reorganization.” Each of the Proposals that must be approved by special resolution and must be approved, as a matter of Cayman Islands law, by the affirmative vote of the holders of not less than two-thirds of the GDHL shareholders who, being present in person or virtually or represented by proxy and entitled to vote at the Meeting, vote at the Meeting. Each of the Proposals that must be approved by ordinary resolution must be approved, as a matter of Cayman Islands law, by the affirmative vote of the holders of a majority of the GDHL shareholders who, being present in person or virtually or represented by proxy and entitled to vote at the Meeting, vote at the Meeting. The Issuance of Class B Common Stock Proposal must be approved by a simple majority, excluding persons required to be excluded for the purpose of such vote under MI 61-101. While the Issuance of Class B Common Stock Proposal is conditional on the Domestication Proposal, the Governing Documents Amendment Proposal, the Proposed Organizational Documents Proposal and the Domestication Charter and Bylaws Differences Proposals, collectively, the Adjournment Proposal is not conditional on the approval of any other Proposal. Only Registered Shareholders at the close of business on the GDHL Record Date will be entitled to receive notice of, and to vote at, the Meeting or any adjournment thereof. Shareholders who are unable to or who do not wish to attend the Meeting are requested to date and sign the enclosed form of proxy promptly and return it in the self-addressed envelope enclosed for that purpose or by any of the other methods indicated in the form of proxy. Only Registered Shareholders and duly appointed proxyholders who present government-issued photo identification (such as a driver’s license or passport) will be permitted to attend in person. GDHL may restrict admission to the Meeting for security or health and safety reasons at our sole discretion. Each GDHL shareholder is entitled to one vote for each Ordinary Share held by such GDHL shareholder as of the close of business on the GDHL Record Date. As of the close of business on the GDHL Record Date, there were 130,402,242 outstanding Ordinary Shares. C-52

The GDHL Record Date is earlier than the date on which the transactions that are the subject of the Proposals are expected to be completed. If you transfer your ordinary shares of GDHL after the GDHL Record Date, but before the Meeting, unless the transferee obtains from you a proxy to vote those shares, you will retain your right to vote at the Meeting. If you transfer your ordinary shares of GDHL prior to the GDHL Record Date, you will have no right to vote those shares at the Meeting. The quorum for the transaction of business at the Meeting consists of two or more GDHL shareholders holding at least 25% in par value of Ordinary Shares entitled to vote at the Meeting being individuals present in person or virtually or by proxy or if a corporation or other non-natural person by its duly authorized representative or proxy. As of the GDHL Record Date, 32,600,561 Ordinary Shares, in the aggregate, would be required to achieve a quorum. GDHL will appoint a scrutineer at the Meeting, who will collect all proxies and ballots and tabulate the results. The scrutineer is typically a representative of GDHL’s transfer agent. The Board does not intend to present any other matters at the Meeting and does not know of any other matters that will be brought before GDHL’s shareholders for a vote at the Meeting. If any other matter is properly brought before the Meeting, your signed proxy card gives authority to Francesca Don Angelo, Andrew Siegel and Michael Novogratz, as proxies, with full power of substitution, to vote on such matters at their discretion. The Company has made arrangements to enable Shareholders to attend and vote virtually at this Meeting. Registered Shareholders and proxyholders (including Beneficial Shareholders who have appointed themselves as proxyholder) will be able to listen to the Meeting, ask questions and vote at the Meeting online in real time. Beneficial Shareholders who have not duly appointed themselves as proxyholder will be able to attend the Meeting virtually as guests, but guests will not be able to vote or ask questions at the Meeting. The Meeting will be available online at https://virtual-meetings.tsxtrust.com/1791. In addition to the information below, a detailed guide to how to login to, and vote at, the Meeting can be found at Appendix “3” of this Management Circular. Shareholders may attend the Meeting virtually using an internet connected device such as a laptop, computer, tablet or mobile phone and the meeting platform will be supported across browsers and devices that are running the most updated version of the applicable software plugins. Those wishing to attend and vote at the Meeting will need to ensure that they remain connected to the Meeting at all times in order to vote when balloting commences, and it is such persons’ responsibility to ensure internet connectivity for the duration of the Meeting. The steps that Shareholders will need to follow to access the Meeting will depend on whether they are Registered Shareholders or Beneficial Shareholders. Please read and follow the applicable instructions below carefully. Registered Shareholders Attending Virtually If you are a Registered Shareholder, our transfer agent, TSX Trust Company, will have sent you a form of proxy. Registered Shareholders planning to access and vote at the Meeting should not complete the proxy or return it to TSX Trust Company if you will be accessing and voting at the Meeting during the webcast. If you are planning to access the Meeting, your proxy will be required in order for you to complete the instructions below: 1. Log in at https://virtual-meetings.tsxtrust.com/1791 at least 15 minutes before the Meeting starts 2. Click on “I have a control number” 3. Enter your 12-digit control number (your control number is located on your proxy) 4. Enter the password: galaxy2025 (case sensitive) 5. Follow the instructions to access the Meeting and vote when prompted C-53

Even if you currently plan to access the Meeting, you should consider voting your Ordinary Shares by proxy in advance so that your vote will be counted if you later decide not to attend the Meeting or in the event that you are unable to access the Meeting for any reason. Beneficial Shareholders Attending Virtually Beneficial Shareholders wishing to access and vote at the Meeting during the live webcast can do so as follows: 1. Appoint yourself as proxyholder by writing your name in the space provided on the proxy or voting instruction form. Do not fill out your voting instructions 2. Sign and send it to your intermediary, following the voting deadline and submission instructions on the voting instruction form 3. Get a control number by contacting TSX Trust Company at tsxtrustproxyvoting@tmx.com by 10:00 a.m. (Eastern daylight time) on May 7, 2025 and complete the necessary forms 4. Log in at https://virtual-meetings.tsxtrust.com/1791 at least 15 minutes before the meeting starts 5. Click on “I have a control number” 6. Enter the control number provided to you by tsxtrustproxyvoting@tmx.com 7. Enter the password: galaxy2025 (case sensitive) 8. Follow the instructions to access the Meeting and vote when prompted Even if you currently plan to access the Meeting, you should consider voting your Ordinary Shares by proxy in advance so that your vote will be counted if you later decide not to attend the Meeting or in the event that you are unable to access the Meeting for any reason. The Adjournment GDHL shareholders are being asked to consider and vote upon a technical proposal to allow the chairman to adjourn the Meeting to a later date or dates, if necessary or appropriate, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the proposals relating to Reorganization. If the Adjournment Proposal is not approved by Shareholders, the Board may not be able to adjourn the Meeting to a later date in the event that there are insufficient votes to approve one or more resolutions at the Meeting. Appraisal and Dissenters Rights of Shareholders There are no appraisal or dissenter rights available to holders of Ordinary Shares in connection with the Reorganization under Cayman Islands law or the DGCL. Solicitation of Proxies This Management Circular is furnished in connection with the solicitation of proxies by the management of GDHL to be used at the Meeting. Solicitations of proxies will be primarily by mail, but may also be solicited personally or by Internet or telephone by directors, officers and regular employees of GDHL. They will not be paid any additional amounts for soliciting proxies. All costs of the solicitation will be borne by GDHL. GDHL has also engaged TMX Investor Solutions Inc. at a customary fee to assist with the solicitation of proxies. For questions on voting your shares, please contact TMX Investor Solutions Inc., by email at INFO_TMXIS@tmx.com, by telephone at 1-877-478-5043 (toll free within North America) or for outside North America, direct at 1-437-561-5063 (banks, brokers and collect calls outside Canada and the United States). GDHL has agreed to pay TMX Investor Solutions Inc. a reasonable fee, including an additional contingent success fee, and reimbursement of certain disbursements. GDHL will also reimburse TMX Investor Solutions Inc. for certain out-of-pocket losses, damages and expenses. C-54

“Registered Shareholders” means Shareholders who hold Ordinary Shares in their own name. “Beneficial Shareholders” means Shareholders who do not hold Ordinary Shares in their own name and “Intermediaries” refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders. Accompanying this Management Circular is a proxy for Registered Shareholders. The persons named in the enclosed proxy are executive officers and/or directors of GDHL and have been appointed by management of GDHL. A Registered Shareholder has the right to appoint some other person or company who need not be a Shareholder of GDHL, to represent him or her at the Meeting and may do so by inserting the name of such other person or company in the blank space provided in the proxy or by completing another proper proxy and returning it to GDHL’s transfer agent as indicated on the proxy. Voting by Proxyholder The persons named in the proxy will vote or withhold from voting Ordinary Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Ordinary Shares will be voted accordingly. The proxy confers discretionary authority on the persons named therein with respect to: (a) each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors; (b) any amendment to or variation of any matter identified therein; and (c) any other matter that properly comes before the Meeting. In respect of a matter for which a choice is not specified in the proxy, the management appointee acting as a proxyholder will vote in favor of each matter identified in the proxy. Registered Shareholders To be effective, a properly executed proxy from a Registered Shareholder must be submitted using one of the following methods: (a) date and sign the proxy and return it to GDHL’s transfer agent, TSX Trust Company, by fax within North America at (416) 595-9593 or by mail to Attn: Proxy Dept., 301-100 Adelaide Street West, Toronto, Ontario, M5H 4H1; or (b) log on to the website of TSX Trust Company at www.voteproxyonline.com. Registered Shareholders must follow the instructions set out on the website and refer to the proxy for the holder’s account number and the proxy access number. Whatever method Registered Shareholders choose to submit their proxy, they must ensure that the proxy is received not later than 10:00 a.m. (local time) on May 7, 2025 or, if the Meeting is adjourned or postponed, not later than 10:00 a.m. (local time) on the day which is two business days preceding the date of the adjourned or postponed meeting. The time limit for the deposit of proxies may be waived by the chairman of the Meeting at his discretion, without notice, but the chairman of the Meeting is under no obligation to do so. Revocation of Proxy In addition to any other manner permitted by law, a proxy may be revoked by: (a) executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the Registered Shareholder or their authorized attorney in writing, or, if the Shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to TSX Trust Company or at the address of the registered office of GDHL at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned or postponed, the last business day that C-55 precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law; or (b) personally attending the Meeting and voting. A revocation of a proxy will not affect a matter on which a vote is taken before the revocation. A Registered Shareholder attending the Meeting has the right to vote by attending the Meeting and, if he or she does so, his or her proxy is nullified with respect to the matters such person votes upon and any subsequent matters thereafter to be voted upon at the Meeting or any adjournment thereof. Under normal conditions, confidentiality of voting is maintained by virtue of the fact that TSX Trust Company tabulates proxies and votes. However, such confidentiality may be lost as to any proxy or ballot if a question arises as to its validity or revocation or any other like matter. Loss of confidentiality may also occur if the Board decides that disclosure is in the interests of GDHL or its Shareholders. A Registered Shareholder attending the Meeting has the right to vote by attending the virtual Meeting and, if he or she does so, his or her proxy is nullified with respect to the matters such person votes upon and any subsequent matters thereafter to be voted upon at the Meeting or any adjournment thereof. A Registered Shareholder attending the Meeting will be required to register for the Meeting as described above under the heading “Registered Shareholders Attending Virtually.” Beneficial Shareholders The following information is of significant importance to shareholders who do not hold Ordinary Shares in their own name. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by Registered Shareholders or as set out in the following disclosure. If Ordinary Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Ordinary Shares will not be registered in the shareholder’s name on the records of GDHL. Ordinary Shares will more likely be registered under the names of Intermediaries. For example, in Canada, under the name of CDS (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of meetings of Shareholders. Every Intermediary has its own mailing procedures and provides its own return instructions to clients. There are two kinds of Beneficial Shareholders — those who object to their name being made known to the issuers of securities which they own (called “OBOs” for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called “NOBOs” for Non-Objecting Beneficial Owners). GDHL is taking advantage of the provisions of NI 54-101 that permit it to deliver proxy-related materials directly to its NOBOs. As a result, NOBOs can expect to receive a scannable VIF from TSX Trust Company. The VIF is to be completed and returned to TSX Trust Company as set out in the instructions provided on the VIF. TSX Trust Company will tabulate the results of the VIFs received from NOBOs. These Shareholder materials are being sent to both Registered and Beneficial Shareholders. If you are a Beneficial Shareholder, and GDHL or its agent has sent these materials directly to you, your name, address and information about your holdings of Ordinary Shares, were obtained in accordance with applicable securities regulatory requirements from the Intermediary holding Ordinary Shares on your behalf. By choosing to send these materials to you directly, GDHL (and not the Intermediary holding Ordinary Shares on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your VIF as specified in the request for voting instructions that was sent to you. Beneficial Shareholders who are OBOs should follow the instructions of their Intermediary carefully to ensure that their Ordinary Shares are voted at the Meeting. GDHL does intend to pay for Intermediaries to C-56 forward to OBOs under NI 54-101 the proxy-related materials and Form 54-101F7 — Request for Voting Instructions Made by Intermediary, and in the case of an OBO, the OBO will not receive the materials unless the OBO’s Intermediary assumes the cost of delivery. The proxy supplied to you by your broker will be similar to the proxy provided to Registered Shareholders by GDHL. However, its purpose is limited to instructing the Intermediary on how to vote your Ordinary Shares on your behalf. Most brokers delegate responsibility for obtaining instructions from clients to Broadridge in the United States and in Canada. Broadridge mails a VIF in lieu of a proxy provided by GDHL. The VIF will name the same persons as GDHL’s proxy to represent your Ordinary Shares at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of GDHL), other than any of the persons designated in the VIF, to represent your Ordinary Shares at the Meeting and that person may be you. To exercise this right, insert the name of the desired representative (which may be you) in the blank space provided in the VIF. The completed VIF must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge’s instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Ordinary Shares to be represented at the Meeting and the appointment of any Shareholder’s representative. If you receive a VIF from Broadridge, the VIF must be completed and returned to Broadridge, in accordance with its instructions, well in advance of the Meeting in order to have your Ordinary Shares voted or to have an alternate representative duly appointed to attend the Meeting and vote your Ordinary Shares at the Meeting. Shareholders may receive more than one set of voting materials, including multiple copies of this Management Circular and multiple proxy cards or VIFs. For example, if you hold your shares in more than one brokerage account, you will receive a separate VIF for each brokerage account in which you hold shares. If you are a Registered Shareholder and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and VIF that you receive in order to cast your vote with respect to all of your Ordinary Shares. Signature of Proxy The proxy must be executed by the Registered Shareholder, or if the applicable shareholder is a corporation, the proxy should be signed in its corporate name and its corporate seal must be affixed to the proxy or the proxy must be signed by an authorized officer whose title should be indicated. A proxy signed by an authorized officer or a person acting as attorney, executor, administrator or trustee, or in some other representative capacity, should reflect such person’s full title as such and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has been previously filed with GDHL). Whether you plan to attend the Meeting or not, please read this Management Circular, which is also a prospectus under U.S. securities laws, carefully and vote your shares by completing, signing, dating and returning the enclosed proxy in the non-postage-paid envelope provided. C-57

LEGAL MATTERS

Interests of Directors and Officers in the Proposed Transactions

The directors and officers of GDHL may have interests in the Reorganization that are, or may be, different from, or in addition to, the interests of other Shareholders. The Special Committee and the Board are aware of these interests and considered them, among other matters, when recommending approval of the Reorganization. In considering the recommendation of the Board and Special Committee, Shareholders should be aware that, as disclosed elsewhere in this Management Circular, certain of the directors and the senior officers of GDHL have interests in the Reorganization or may receive benefits that may differ from, or be in addition to, the interests of Shareholders generally, which may present them with actual or potential conflicts of interest in connection with the Reorganization. These interests and benefits are described herein.

As a result of the Issuance of Class B Common Stock, our Founder and the other holders of Class B Units of GDH LP will receive Class B Common Stock entitling them to vote together with the Class A Common Stock (with each share of Class B Common Stock and each share of Class A Common Stock being entitled to one vote per share). The number of votes attached to the Class B Common Stock will be equal to the number of votes such holders would have if they converted their Class B Units of GDH LP into Ordinary Shares (assuming no U.S. resident holder restrictions). The Class B Units of GDH LP are currently exchangeable into Ordinary Shares on a 1:1 basis.

The following table includes a description of the interest in the Reorganization of persons who are directors or senior officers of GDHL or managers of the board or senior officers of GDH GP and the anticipated effect of the Reorganization and Reorganization Merger on the percentage of voting securities of Pubco beneficially owned or controlled by such persons. The Reorganization will not result in a change in the percentage of securities of GDH LP held by such persons. The numbers below are presented on a non-fully diluted basis as of April 7, 2025. The remaining 37.7% of voting control of Pubco not included in the following table will be represented by the Class A Common Stock.

Name	Number of Class B Units of GDH LP Currently Held	Number of Shares of Class B Common Stock of Pubco to Ultimately Be Issued	Anticipated Percentage of Voting Control of Pubco via Class B Common Stock
Michael Novogratz	205,096,000[(1)]	205,096,000	59.2%
Chairman			
Chief Executive Officer			
Manager			
Christopher Ferraro	4,661,001[(2)]	4,661,001	1.4%
President			
Manager			
Steve Kurz	1,520,278[(3)]	1,520,278	0.4%
Head of Asset Management			
Andrew Siegel	223,169[(4)]	223,169	0.1%
General Counsel and Chief Compliance Officer			
Michael Ashe	60,903[(5)]	60,903	0.0%
Head of Investment Banking			
Other Holders of Class B Units of GDH LP	4,300,992	4,300,992	1.2%

Note:

(1) Mr. Novogratz owns 569,257 Ordinary Shares as the beneficial owner of all securities held by GGI, Novofam Macro LLC and certain family trusts that he controls.

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(2) Mr. Ferraro owns 1,167,886 Ordinary Shares and holds 1,490,590 options and 270,035 restricted share units entitling him to acquire an additional 1,490,590 and 270,035 Ordinary Shares, respectively. (3) Mr. Kurz owns 675,901 Ordinary Shares and holds 470,684 options and 146,404 restricted share units entitling him to acquire an additional 470,684 and 146,404 Ordinary Shares, respectively. (4) Mr. Siegel owns 396,511 Ordinary Shares and holds 34,106 options and 83,388 restricted share units entitling him to acquire an additional 34,106 and 83,388 Ordinary Shares, respectively. (5) Mr. Ashe holds 85,449 Ordinary Shares and holds 1,179,512 options and 88,974 restricted share units entitling him to acquire an additional 1,179,512 and 88,974 Ordinary Shares, respectively. Securities Holdings of Directors and Officers In addition to the security holdings described above as of April 7, 2025: • Bill Koutsouras, our Lead Director, held 100,000 options and 57,467 deferred share units entitling him to acquire 100,000 and 57,467 Ordinary Shares, respectively. • Dominic Docherty, a director of GDHL and manager of GDH LP, owned 89,100 Ordinary Shares and held 150,000 options and 57,467 deferred share units entitling him to acquire 150,000 and 57,467 Ordinary Shares, respectively. • Damien Vanderwilt, a director of GDHL, held 533,120 Ordinary Shares and held 3,634,300 options entitling him to acquire 3,634,300 Ordinary Shares. • Rhonda Adams Medina, a manager of GDH LP, held 150,000 options and 57,467 deferred share units entitling her to acquire 150,000 and 57,467 Ordinary Shares, respectively. • Jason Urban, our Head of Trading, owned 426,826 Ordinary Shares and held 1,633,696 options and 205,026 restricted share units entitling him to acquire 1,633,696 and 205,026 Ordinary Shares, respectively. • Alex Ioffe, our former Chief Financial Officer, owned 261,686 Ordinary Shares and held 599,000 options (including 204,000 options which will be cancelled and forfeited in their entirety in connection with Mr. Ioffe’s termination of employment pursuant to the Ioffe Separation Agreement) and 55,001 restricted share units entitling him to acquire 599,000 and 55,001 Ordinary Shares, respectively. • Richard Tavoso, a director of GDHL, owned 575,000 Ordinary Shares and held 57,467 deferred share units entitling him to acquire 57,467 Ordinary Shares. • Michael Daffey, the Chairman of the Board, owned 1,500,000 Ordinary Shares and held 500,000 options entitling him to acquire 500,000 Ordinary Shares. • Erin Brown, our Chief Operating Officer owned 292,207 Ordinary Shares and held 1,435,484 options and 197,728 restricted share units entitling her to acquire 1,435,484 and 197,728 Ordinary Shares, respectively. • Francesca Don Angelo, our Deputy General Counsel and Corporate Secretary, owned 290,497 Ordinary Shares and held 127,285 options and 59,353 restricted share units entitling her to acquire 127,285 and 59,353 Ordinary Shares, respectively. • Jane Dietze, a director of GDHL, held 74,645 deferred share units entitling her to acquire 74,645 Ordinary Shares. • Anthony Paquette, who became our Chief Financial Officer in January 2025, held 975,000 options and 375,000 restricted share units entitling him to acquire 975,000 and 375,000 Ordinary Shares, respectively. Arrangements Between the Issuer and Security Holders Other than as disclosed in this Management Circular, there is no agreement, commitment or understanding made or proposed to be made between GDHL and a security holder of GDHL relating to the matters to be acted upon as identified in this Management Circular. C-59

Interest of Certain Persons or Companies in Matters to be Acted Upon Other than as disclosed in this Management Circular, none of the directors or executive officers of GDHL, no proposed nominee for election as a director of GDHL, and none of the persons who have been directors or executive officers of GDHL since the commencement of GDHL’s last completed financial year and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting. As the Reorganization is an internal reorganization being proposed to Shareholders, neither GDHL nor any related party of GDHL has entered into any agreement with any interested party with respect to the Reorganization, except as disclosed in this Management Circular. Indebtedness of Directors and Executive Officers As at the date hereof, and during GDHL’s financial year ended December 31, 2024, no director or executive officer of GDHL, no proposed nominee for election as a director of GDHL, no associate of any such director, executive officer or proposed nominee (including companies controlled by them), no employee of GDHL or any of its subsidiaries, and no former executive officer, director or employee of GDHL or any of its subsidiaries, is indebted to GDHL or any of its subsidiaries (other than for “routine indebtedness” as defined under applicable securities legislation) or is indebted to another entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by GDHL or any of its subsidiaries or affiliates. Interest of Informed Persons in Material Transactions This Management Circular briefly describes (and, where practicable, states the approximate amount) of any material interest, direct or indirect, of any informed person of GDHL, any proposed director of GDHL, or any associate or affiliate of any informed person or proposed director, in any transaction since the commencement of GDHL’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect GDHL or any of its subsidiaries. Statutory Rights Securities legislation in the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at law, one or more rights of rescission, price revision or to damages, if there is a misrepresentation in a circular or notice that is required to be delivered to those Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult a lawyer. Auditor Shareholders approved the appointment of KPMG as auditor of GDHL at the annual meeting of Shareholders held on June 18, 2024. Upon completion of the Reorganization, KPMG will be the auditor of Pubco. Other Legal Matters Certain legal matters relating to the Reorganization are to be passed upon by Blake, Cassels & Graydon LLP on behalf of Galaxy with respect to matters of Canadian law, Davis Polk & Wardwell LLP, on behalf of Galaxy with respect to matters of U.S law, Maples Group, on behalf of Galaxy with respect to matters of Cayman Islands law and Fasken Martineau DuMoulin LLP, on behalf of the Special Committee. C-60

Securities Authorized For Issuance Under Equity Compensation Plans

The following table sets out information on GDHL's equity compensation plans under which Ordinary Shares are authorized for issuance as of December 31, 2024:

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plan approved by securityholders – Stock Option Plan	2,859,800[2]	C$ 4.66	—
Equity compensation plan approved by securityholders – LTIP Options	13,370,908	C$10.06	—
Equity compensation plan approved by securityholders – LTIP RSUs	9,528,616	—	—
Equity compensation plan approved by securityholders – LTIP PSUs	156,198	—	—
Equity compensation plan approved by securityholders – LTIP DSUs	324,759	—	—
Equity compensation plans not approved by securityholders – Options	3,634,300[3]	C$ 6.21	—
Equity compensation plans not approved by securityholders – Share Units (RSUs)	—	—	—
Total	29,874,581	C$ 8.58	22,050,197[1]

Notes:

(1) As at December 31, 2024, the total number of Ordinary Shares that could be reserved and authorized for issuance pursuant to equity granted under the Stock Option Plan and LTIP was 48,290,478 Ordinary Shares, such fixed number is equal to 14.04% of the Fully Exchanged Share Capital (as defined below) as of March 24, 2025. Since December 31, 2024, 178,462 options were exercised, 79,157 options were cancelled, no options were granted, 4,803,663 RSUs vested, 99,621 RSUs were cancelled, no RSUs were granted so that as of March 24, 2025, a total of 31,401,184 Ordinary Shares remain authorized for issuance pursuant to equity granted under the Stock Option Plan and LTIP.

(2) The terms of each option varies, as determined by GDHL and Board, but including vesting periods.

(3) Granted pursuant to section 613(c) of the TSX Company Manual.

Market Information and Previous Sales

The Ordinary Shares are currently listed on the TSX under the symbol "GLXY." The market value of the Ordinary Shares on March 11, 2021, the last trading day before the announcement of the Reorganization, was $18.11 per share. On April 7, 2025, being the last complete trading day prior to the date hereof, the closing price of the Ordinary Shares on the TSX was C$12.34. The trading data on the TSX for the prior 12-months is:

Month	High (C$)	Low (C$)	Volume
April 2024	16.29	11.13	20,306,588
May 2024	15.11	11.57	14,445,809
June 2024	17.91	14.21	18,330,339
July 2024	19.16	14.90	14,086,776
August 2024	17.10	11.86	12,505,670

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Month	High (C$)	Low (C$)	Volume
September 2024	19.08	13.40	10,200,679
October 2024	20.12	16.18	12,410,146
November 2024	28.84	16.12	26,714,376
December 2024	30.71	24.20	21,302,913
January 2025	34.98	24.65	25,752,320
February 2025	29.08	18.02	19,937,284
March 2025	23.98	14.76	21,761,496

In the 12 months preceding this Management Circular, GDHL issued (i) 864,215 Ordinary Shares for acquisitions and (ii) 12,100,000 Ordinary Shares pursuant to a bought deal in April 2024 with a syndicate of underwriters, led by Canaccord Genuity Corp. under which Galaxy raised C$169.4 million. Galaxy has also issued shares pursuant to the exercise of stock options, vesting of restricted share units and deferred share units, and conversion rights (including the exchange of Class B Units of GDH LP).

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CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS The following is, as of the date hereof, a summary of the principal Canadian federal income tax considerations regarding the Reorganization and the Reorganization Mergers that are generally applicable to a GDHL shareholder who acquires Pubco Class A Common Stock and becomes a shareholder of Pubco as a consequence of the Reorganization Merger and who, for the purposes of the Tax Act and at all relevant times, is resident or deemed to be resident in Canada, holds Ordinary Shares (including, for greater certainty, Class A ordinary shares of GDHL after the Governing Documents Amendment becomes effective) and subsequently Class A Common Stock of GDH Delaware and then Pubco Class A Common Stock as capital property, deals at arm’s length with each of GDHL and Pubco, including any successors thereto as a consequence of the Reorganization and Reorganization Mergers, and is not affiliated with GDHL or Pubco, including any successors thereto as a consequence of the Reorganization and Reorganization Mergers (a “Holder”). Generally, Ordinary Shares, shares of Class A Common Stock of GDH Delaware and shares of Pubco Class A Common Stock will be considered to be capital property to a Holder provided that the Holder does not hold such shares in the course of carrying on a business of trading or dealing in securities and has not acquired such shares in one or more transactions considered to be an adventure or concern in the nature of trade. None of the Ordinary Shares, Class A Common Stock of GDH Delaware or Pubco Class A Common Stock are or will be (as the case may be) “Canadian securities” for purposes of the irrevocable election under subsection 39(4) of the Tax Act to treat all “Canadian securities” (as defined in the Tax Act) owned by a Holder as capital property, and therefore any such election will not apply to the Ordinary Shares, Class A Common Stock of GDH Delaware or Pubco Class A Common Stock. Holders who (a) do not hold Ordinary Shares or (b) in the case of shares of Class A Common Stock of GDH Delaware or shares of Pubco Class A Common Stock will not hold such shares, in each case, as capital property should consult their own tax advisors regarding their particular circumstances. This summary is not applicable to a Holder (a) that is a “financial institution” (as defined in the Tax Act) for the purposes of the mark-to-market rules in the Tax Act, (b) an interest in which is a “tax shelter investment” (as defined in the Tax Act), (c) that is a “specified financial institution” (as defined in the Tax Act), (d) that reports its “Canadian tax results” (as defined in the Tax Act) in a currency other than Canadian dollars, (e) that has entered or will enter into a “derivative forward agreement” (as defined in the Tax Act) in respect of Ordinary Shares, Class A Common Stock of GDH Delaware or Pubco Class A Common Stock, (f) in respect of which GDHL, GDH Delaware or Pubco is at any time a “foreign affiliate” for any purpose of the Tax Act (including for purposes of any “specified provision” within the meaning of paragraphs 93.1(1.1)(a) through (d) of the Tax Act), or (g) that does not deal at arm’s length with a corporation in respect of which GDHL, GDH Delaware or Pubco is at any relevant time a “foreign affiliate” for purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Any such Holder should consult its own advisor with respect to the tax consequences of the Reorganization and the Reorganization Mergers to it. This summary does not discuss the Canadian income tax consequences of the Reorganization or Reorganization Mergers to holders of Class B Units of GDH LP. Any such holders should consult with their own tax advisors. This summary assumes that none of GDHL, GDH Delaware or Pubco will, at any relevant time, be resident in Canada for purposes of the Tax Act on the basis that the “central management and control” of GDHL, GDH Delaware and Pubco will reside outside Canada at all relevant times. This summary is based on the descriptions of the Reorganization and Reorganization Mergers herein, a confirmation as to certain factual matters received from an officer of GDHL, and on confirmations received from local counsel to GDHL in each of Delaware and the Cayman Islands as to certain matters of foreign law, in each case without independent investigation or verification. This summary is also based on the provisions of the Tax Act in force on the date hereof, all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (“Tax Proposals”) and an understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) made publicly available prior to the date hereof. This summary assumes that the Tax Proposals will be enacted in the form proposed; however, no assurance can be given that the Tax Proposals will be enacted in the form proposed or at all. This summary is not exhaustive of all possible Canadian federal C-63 income tax considerations and, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental, administrative or judicial decision or action, nor does it take into account any other federal or any provincial, territorial or foreign income tax legislation or considerations, which may differ significantly from those discussed herein. This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder, and no representation with respect to the income tax consequences to any particular Holder is made. Holders should consult their own tax advisors for advice with respect to the tax consequences of the Reorganization and Reorganization Mergers to them, having regard to their particular circumstances. Currency Conversion For purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Ordinary Shares, Class A Common Stock of GDH Delaware and Pubco Class A Common Stock must generally be expressed in Canadian dollars. Amounts denominated in another currency must be converted into Canadian dollars using the applicable exchange rate determined in accordance with the Tax Act. Effect of the Domestication on Holders The Domestication will not give rise to a taxable event to a Holder, and a Holder’s adjusted cost base in their Class A Common Stock of GDH Delaware immediately after the Domestication will be equal to such Holder’s adjusted cost base in their Ordinary Shares immediately before the Domestication. Effect of the Reorganization Merger on Holders It is expected that the Reorganization Merger will be a “foreign merger” for purposes of the Tax Act. As a result, pursuant to subsection 87(8) of the Tax Act, a Holder of Class A Common Stock of GDH Delaware (other than a Holder that elects for such subsection not to apply, as discussed below) will be deemed to dispose of such Class A Common Stock of GDH Delaware for proceeds of disposition equal to the aggregate adjusted cost base of such Class A Common Stock of GDH Delaware to the Holder immediately before the Reorganization Merger and will be deemed to acquire Pubco Class A Common Stock on the Reorganization Merger at a cost equal to the same amount. Accordingly, such a Holder will not realize any capital gain or capital loss as a result of the Reorganization Merger. A Holder of Class A Common Stock of GDH Delaware who elects for subsection 87(8) not to apply in respect of the disposition of such Holder’s Class A Common Stock of GDH Delaware in the Reorganization Merger will be considered to have disposed of their Class A Common Stock of GDH Delaware for proceeds of disposition equal to the fair market value of the Pubco Class A Common Stock received in exchange therefor on the Reorganization Merger. Such a Holder of Class A Common Stock of GDH Delaware will realize a capital gain (or capital loss) to the extent that such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to such Holder of the Class A Common Stock of GDH Delaware immediately before the Reorganization Merger and will acquire the Pubco Class A Common Stock at a cost equal to the fair market value of such Pubco Class A Common Stock. For a description of the treatment of capital gains and capital losses, see “Taxation of Capital Gains and Capital Losses” below. Effect of the GDHI LLC Merger on Holders It is expected that the GDHI LLC Merger will be a “foreign merger” for purposes of the Tax Act. As a result, pursuant to subsection 87(8) of the Tax Act, a Holder of Pubco Class A Common Stock (other than a Holder that elects for such subsection not to apply, as discussed below) will be deemed to dispose of such Pubco Class A Common Stock for proceeds of disposition equal to the aggregate adjusted cost base of such Pubco Class A Common Stock to the Holder immediately before the GDHI LLC Merger and will be deemed to reacquire Pubco Class A Common Stock on the GDHI LLC Merger at a cost equal to the same amount. Accordingly, such a Holder will not realize any capital gain or capital loss as a result of the GDHI LLC Merger. C-64

It is unclear whether a Holder of Pubco Class A Common Stock who elects for subsection 87(8) not to apply in respect of the GDHI LLC Merger will be considered to have disposed of their Pubco Class A Common Stock on the GDHI LLC Merger for purposes of the Tax Act. A Holder of Pubco Class A Common Stock who intends to make such an election should consult their own tax advisor prior to making such an election. Holding and Disposing of Pubco Class A Common Stock Acquired in the Transaction Receipt of Dividends on Pubco Class A Common Stock Any dividends received by an individual Holder of Pubco Class A Common Stock will be included in such Holder’s income and will not be eligible for the gross-up and dividend tax credit treatment generally applicable to dividends on shares of taxable Canadian corporations. Any dividends received by a Holder of Pubco Class A Common Stock that is a corporation will be included in calculating that Holder’s income and will generally not be deductible in computing taxable income. To the extent that non-Canadian withholding taxes are imposed on dividends paid by Pubco to a Holder, the amount of such tax will generally be eligible for a Canadian foreign tax credit or tax deduction, subject to the detailed rules and limitations in the Tax Act. Disposition of Pubco Class A Common Stock On the disposition (or deemed disposition) of a share of Pubco Class A Common Stock following the Reorganization Mergers, a Holder will generally realize a capital gain (or capital loss) to the extent that the proceeds of disposition exceed (or are exceeded by) the aggregate of such Holder’s adjusted cost base of the share of Pubco Class A Common Stock and any reasonable costs of disposition. For a description of the treatment of capital gains and capital losses, see “Taxation of Capital Gains and Capital Losses” below. Foreign Property Reporting A Holder that is a “specified Canadian entity” (as defined in the Tax Act) for a taxation year or fiscal period is required under the Tax Act to report its holdings of “specified foreign property” (as defined in the Tax Act) if the aggregate cost amount of such holdings at any time in the year or period exceeds $100,000. Pubco Class A Common Stock will constitute specified foreign property for these purposes and its cost amount will count towards the calculation of the $100,000 threshold. Subject to certain exceptions, a taxpayer resident in Canada, other than a corporation or trust exempt from tax under Part I of the Tax Act, will be a specified Canadian entity, as will certain partnerships. Holders should consult their own tax advisors regarding compliance with these rules. Offshore Investment Fund Property Rules The “offshore investment fund property” rules in the Tax Act (the “OIFP Rules”) generally require a taxpayer to include in income for each taxation year an imputed return which is determined based on the cost of offshore investment fund properties held by the taxpayer multiplied by a prescribed interest rate plus two percent. An offshore investment fund property generally includes shares of a non-resident corporation if such shares may reasonably be considered to derive their value, directly or indirectly, primarily from portfolio investments in certain specified types of assets, including commodities and foreign currencies. It is unclear whether the Pubco Class A Common Stock will satisfy this definition. However, a Holder will only be subject to the OIFP Rules in respect of a share of Pubco Class A Common Stock to the extent that it may reasonably be concluded that one of the main reasons for the Holder acquiring, holding or having such share is to derive a benefit from portfolio investments in such assets in such a manner that the amount of tax payable by the Holder on income, profit or gain from such assets for any particular year is significantly less than the tax that would have been payable under Part I of the Tax Act had the Holder held such assets directly. The OIFP Rules are complex and their application will potentially depend, in part, on the reasons for a Holder acquiring, holding or having Pubco Class A Common Stock. Holders should consult their own tax advisors regarding the application of these rules based on their particular circumstances. C-65

Taxation of Capital Gains and Capital Losses Generally (i) a Holder will be required to include in computing such Holder’s income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized in that year, and (ii) a Holder will be required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) sustained in a taxation year from taxable capital gains realized by the Holder in that year. Allowable capital losses in excess of taxable capital gains realized in a taxation year may be carried back to any of the three preceding taxation years or carried forward to any subsequent taxation year and deducted against net taxable capital gains realized in such years, subject to and in accordance with the detailed rules contained in the Tax Act. Capital gains realized by a Holder that is an individual, other than certain specified trusts, may be subject to alternative minimum tax. Foreign tax, if any, levied on any gain realized on a disposition of Pubco Class A Common Stock may be eligible for a foreign tax credit under the Tax Act to the extent and under the circumstances described in the Tax Act. Holders should consult their own tax advisors with respect to the availability of such a credit, having regard to their particular circumstances. Refundable Tax on Aggregate Investment Income A Holder that is throughout its taxation year a “Canadian-controlled private corporation” or a “substantive CCPC” (each as defined in the Tax Act) at any time in a taxation year, may be liable to pay an additional tax (refundable in certain circumstances) on such Holder’s “aggregate investment income” (as defined in the Tax Act) for the year, which will generally include dividends received on PubCo Class A Common Stock and taxable capital gains realized on dispositions of Class A Common Stock of GDH Delaware or Pubco Class A Common Stock. Holders that are corporations are advised to consult their own tax advisors. Eligibility for Investment Provided the Class A Common Stock of GDH Delaware and the Pubco Class A Common Stock are, at all relevant times, listed on a designated stock exchange for purposes of the Tax Act (which currently includes the TSX and the Nasdaq), the Class A Common Stock of GDH Delaware and Pubco Class A Common Stock will each be a qualified investment for a Deferred Income Plan. The Class A Common Stock of GDH Delaware and the Pubco Class A Common Stock will not be a prohibited investment for a trust governed by a TFSA, RDSP, FHSA, RRSP, RRIF or RESP unless the holder of such TFSA, FHSA or RDSP, the annuitant of such RRSP or RRIF or the subscriber of such RESP, as the case may be, (i) does not deal at arm’s length with GDH Delaware or Pubco, as the case may be, for purposes of the Tax Act or (ii) has a “significant interest” (as defined in the Tax Act) in GDH Delaware or Pubco, as the case may be. In addition, Class A Common Stock of GDH Delaware or Pubco Class A Common Stock will not be a prohibited investment for a trust governed by a TFSA, RDSP, FHSA, RRSP, RRIF or RESP if the Class A Common Stock of GDH Delaware or Pubco Class A Common Stock, as the case may be, is “excluded property” for purposes of the prohibited investment rules in the Tax Act. Holders of a TFSA, FHSA or RDSP, annuitants of an RRSP or RRIF and subscribers of an RESP should consult their own tax advisors with respect to whether the Class A Common Stock of GDH Delaware and Pubco Class A Common Stock would be prohibited investments in their particular circumstances. C-66

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS Material U.S. Tax Consequences of the Domestication and Reorganization Merger to Shareholders In the opinion of Davis Polk, special U.S. tax counsel to GDHL, the following discussion sets forth the material U.S. federal income tax consequences for U.S. Holders of Ordinary Shares of (i) the Domestication, and (ii) the exchange of GDH Delaware Class A Common Stock for Pubco Class A Common Stock pursuant to the Reorganization Merger. This discussion applies only to beneficial owners that hold their Ordinary Shares as capital assets for U.S. federal income tax purposes (generally, property held for investment). This discussion does not consider all aspects of U.S. federal income taxation that may be relevant to a particular beneficial owner in light of such beneficial owner’s circumstances or status, including the U.S. federal income tax consequences to: • financial institutions or financial services entities; • broker-dealers; • taxpayers that are subject to the mark-to-market tax accounting rules; • tax-exempt entities; • governments or agencies or instrumentalities thereof; • insurance companies; • regulated investment companies; • real estate investment trusts; • expatriates or former long-term residents of the United States; • “controlled foreign corporations,” PFICs (as that term is defined below), and corporations that accumulate earnings to avoid U.S. federal income tax; • foreign corporations with respect to which there are one or more United States shareholders within the meaning of Treasury Regulation Section 1.367(b)-3(b)(1)(ii); • persons that actually or constructively own 10 percent or more of GDHL’s shares, by vote or value; • persons that acquired Ordinary Shares as compensation; • persons that hold Ordinary Shares as part of a straddle, constructive sale, hedge, conversion or other integrated or similar transaction; or • U.S. Holders whose functional currency is not the U.S. dollar. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), proposed, temporary and final Treasury Regulations promulgated under the Code, and judicial and administrative interpretations thereof, all as of the date hereof. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax considerations described herein. This discussion does not address alternative minimum tax considerations, special tax accounting rules under Section 451(b) of the Code, or U.S. federal taxes other than those pertaining to U.S. federal income taxation (such as gift taxes or the Medicare tax on investment income), nor does it address any aspects of U.S. state or local or non-U.S. taxation. We have not and do not intend to seek any rulings from the U.S. Internal Revenue Service (the “IRS”) regarding the Domestication or the Reorganization Merger. There can be no assurance that the IRS will not take positions concerning the tax consequences of the transactions that are inconsistent with the consequences discussed below or that any such positions would not be sustained by a court. As used herein, the term “U.S. Holder” means a beneficial owner of the relevant security that is, for U.S. federal income tax purposes: • an individual citizen or resident of the United States, • a corporation, or entity treated as a corporation, organized in or under the laws of the United States, any state thereof or the District of Columbia, or C-67

• a trust, if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons (as defined in the Code) have authority to control all substantial decisions of the trust or (ii) it has a valid election in effect under Treasury Regulations to be treated as a U.S. person. If a partnership (or any entity so characterized for U.S. federal income tax purposes) holds Ordinary Shares, the tax treatment of such partnership, and of a person treated as a partner of such partnership, will generally depend on the status of the partner and the activities of the partnership. Partnerships holding any Ordinary Shares and persons that are treated as partners of such partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences of the Domestication and the Reorganization Merger. ALL HOLDERS OF ORDINARY SHARES SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE DOMESTICATION AND THE REORGANIZATION MERGER, INCLUDING THE EFFECTS OF U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX LAWS. U.S. Tax Consequences of the Domestication Davis Polk has delivered an opinion to GDHL to the effect that, under the U.S. federal income tax laws in effect as of the date of such opinion, the Domestication will qualify as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code (an “F Reorganization” and, such opinion, the “Domestication Tax Opinion”), and the parties have agreed to report the Domestication as qualifying as an F Reorganization for U.S. federal income tax purposes. The completion of the Domestication is not conditioned, however, on the receipt of any opinion on the U.S. federal income tax consequences of the Domestication as of the closing of the Domestication from Davis Polk or any other counsel. The Domestication Tax Opinion is based on customary assumptions and representations, warranties and covenants of GDHL and GDH Delaware. If any of these assumptions, representations, warranties or covenants is or becomes incorrect, incomplete or inaccurate, or is violated, or if there is a change in U.S. federal income tax law after the date hereof, the validity of the Domestication Tax Opinion may be adversely affected and the U.S. federal income tax consequences of the Domestication could differ materially from those described below. An opinion of counsel represents counsel’s legal judgment but is not binding on the IRS or any court. We will not request a ruling from the IRS with respect to the tax treatment of the Domestication and, as a result, no assurance can be given that the IRS will not take the position that the Domestication does not qualify as an F Reorganization or that any such position would not be sustained by a court. The remainder of this disclosure assumes that the Domestication qualifies as an F Reorganization. For U.S. federal income tax purposes, U.S. Holders of Ordinary Shares will be deemed to exchange those Ordinary Shares for GDH Delaware Class A Common Stock in the Domestication. Except as provided below under “— Application of Section 367(b) of the Code to the Domestication” and “— PFIC Considerations with Respect to the Domestication”: • U.S. Holders of Ordinary Shares generally will not recognize taxable gain or loss as a result the Domestication for U.S. federal income tax purposes, • the tax basis of a share of GDH Delaware Class A Common Stock deemed received by a U.S. Holder in the Domestication will equal the U.S. Holder’s tax basis in the Ordinary Share surrendered in exchange therefor, increased by any amount included in the income of such U.S. Holder as a result of Section 367 of the Code (as discussed below), and • the holding period for a share of GDH Delaware Class A Common Stock deemed received by a U.S. Holder will include such U.S. Holder’s holding period for the Ordinary Share surrendered in exchange therefor. Application of Section 367(b) of the Code to the Domestication Section 367(b) of the Code, which applies to certain non-recognition transactions involving foreign corporations, including a domestication of a foreign corporation in an F Reorganization, requires the C-68 recognition of income or gain by certain U.S. persons in connection with such transactions. Section 367(b) of the Code will generally apply to U.S. Holders of Ordinary Shares at the time of the Domestication. U.S. Holders that Own More Than 10% of GDHL’s Ordinary Shares. A U.S. Holder who on the date of the Domestication owns actually and/or constructively 10% or more of the total combined voting power of all classes of GDHL shares entitled to vote or 10% or more of the total value of all classes of GDHL shares (a “10% shareholder”) must include in income as a dividend the “all earnings and profits amount” attributable to the Ordinary Shares it directly owns, within the meaning of Treasury Regulation Section 1.367(b)-2(d). Complex attribution rules apply in determining whether a U.S. Holder owns 10% or more of the total combined voting power of all classes of GDHL shares entitled to vote or 10% or more of the total value of all classes of GDHL shares. All U.S. Holders are urged to consult their tax advisors with respect to the attribution rules that apply in determining whether a U.S. Holder is a 10% shareholder. A 10% shareholder’s all earnings and profits amount with respect to its Ordinary Shares is the net positive earnings and profits of GDHL (as determined under Treasury Regulation Section 1.367(b)-2(d)(2)) attributable to the shares (as determined under Treasury Regulation Section 1.367(b)-2(d)(3)) but without regard to any gain that would be realized on a sale or exchange of such shares. Treasury Regulation Section 1.367(b)-2(d)(3) provides that the all earnings and profits amount attributable to a shareholder’s stock is determined according to the principles of Section 1248 of the Code. In general, Section 1248 of the Code and the Treasury Regulations thereunder provide that the amount of earnings and profits attributable to a block of stock in a foreign corporation is the ratably allocated portion of the foreign corporation’s earnings and profits generated during the period the shareholder held the block of stock. Accordingly, under Treasury Regulation Section 1.367(b)-3(b)(3), a 10% shareholder should be required to include in income as a deemed dividend the all earnings and profits amount (as defined in Treasury Regulation Section 1.367(b)-2(d)) with respect to its Ordinary Shares. If GDHL’s cumulative earnings and profits through the date of the Domestication are not greater than zero, then a U.S. Holder should not be required to include in gross income an all earnings and profits amount with respect to its Ordinary Shares. Although the determination of earnings and profits for U.S. federal income tax purposes is complex and depends on a number of factors, GDHL has determined that it did not have any earnings and profits in any taxable year since its formation through its taxable year ended December 31, 2024. GDHL has not yet made any determination regarding its earnings and profits for its taxable year ending as of the date of the Domestication. Subject to the discussion below of QEF (as defined below) and purging elections under “— PFIC Considerations with Respect to the Domestication,” if GDHL’s earnings and profits are greater than zero through the date of the Domestication, depending upon the period in which a U.S. Holder held its Ordinary Shares, such U.S. Holder could be required to include in income as a deemed dividend the all earnings and profits amount with respect to its Ordinary Shares under Treasury Regulation Section 1.367(b)-3(b)(3) as a result of the Domestication. U.S. Holders that Own Less Than 10% of GDHL’s Ordinary Shares. A U.S. Holder who on the date of the Domestication directly, indirectly and constructively owns Ordinary Shares with a fair market value of $50,000 or more but who is not a 10% shareholder will recognize gain (but not loss) with respect to the deemed receipt of GDH Delaware Class A Common Stock in the Domestication unless such holder elects to recognize the “all earnings and profits amount” as described below. Unless a U.S. Holder makes the “all earnings and profits amount” election as described below, such U.S. Holder generally must recognize gain (but not loss) with respect to the deemed receipt of shares of GDH Delaware Class A Common Stock in the Domestication. Subject to the discussion below under “— PFIC Considerations with Respect to the Domestication,” any such gain should be equal to the excess of the fair market value of the share of GDH Delaware Class A Common Stock deemed to be received over the U.S. Holder’s adjusted basis in the Ordinary Shares deemed to be surrendered in exchange therefor. Such gain should be capital gain, and should be long-term capital gain if the U.S. Holder held the Ordinary Shares for longer than one year. Long-term capital gains of non-corporate taxpayers are generally subject to tax at preferential rates under current law. In lieu of recognizing any gain as described in the preceding paragraph, a U.S. Holder may elect to include in income the all earnings and profits amount attributable to its Ordinary Shares under Section 367(b) C-69 of the Code. There are, however, strict conditions for making this election. This election must comply with applicable Treasury Regulations and generally must include, among other things: (i) a statement that the Domestication is a Section 367(b) exchange; (ii) a complete description of the Domestication; (iii) a description of any stock, securities, or other consideration transferred or received in the Domestication; (iv) a statement describing the amounts required to be taken into account for U.S. federal income tax purposes; (v) a statement that the U.S. Holder is making the election that includes (A) a copy of the information that the U.S. Holder received from GDHL establishing and substantiating the U.S. Holder’s all earnings and profits amount with respect to the U.S. Holder’s Class A Common Stock, which GDHL intends to make available to its shareholders on its website, and (B) a representation that the U.S. Holder has notified GDH Delaware that such U.S. Holder is making the election; and (vi) certain other information required to be furnished with the U.S. Holder’s tax return or otherwise furnished pursuant to the Code or the Treasury Regulations thereunder. If, as GDHL expects, at the date of the Domestication GDHL has never had any earnings and profits that would result in any shareholder having an all earnings and profits amount, a U.S. Holder is permitted to make an abbreviated form of election. The election must be attached by the U.S. Holder to its timely filed U.S. federal income tax return for the year of the Domestication and the U.S. Holder must send notice to GDH Delaware of the election no later than the date such tax return is filed. If, as GDHL expects, at the date of the Domestication GDHL has never had any earnings and profits that would result in any shareholder having an all earnings and profits amount, a U.S. Holder who makes this election should generally not have an income inclusion under Section 367(b) of the Code provided the U.S. Holder properly executes the election and complies with the applicable notice requirements. Subject to the discussion below of QEF (as defined below) and purging elections under “— PFIC Considerations with Respect to the Domestication,” if GDHL has had positive earnings and profits in any year through the date of the Domestication during which a U.S. Holder held Ordinary Shares, a U.S. Holder that makes the election described herein could have an all earnings and profits amount with respect to its Ordinary Shares, and thus could be required to include that amount in income as a deemed dividend as a result of the Domestication. U.S. HOLDERS ARE STRONGLY URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING WHEN AND WHETHER TO MAKE THIS ELECTION AND, IF THE ELECTION IS DETERMINED TO BE ADVISABLE, THE APPROPRIATE FILING REQUIREMENTS WITH RESPECT TO THIS ELECTION. U.S. Holders that Own Ordinary Shares with a Fair Market Value Less Than $50,000. Subject to the discussion below under “— PFIC Considerations with Respect to the Domestication,” a U.S. Holder who on the date of the Domestication owns (or is considered to own) Ordinary Shares with a fair market value less than $50,000 and is not a 10% shareholder should not be required to recognize any gain or loss under Section 367 of the Code in connection with the Domestication, and generally should not be required to include any part of the all earnings and profits amount, if any, in income. U.S. HOLDERS ARE STRONGLY URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICABILITY AND THE CONSEQUENCES OF SECTION 367(B) OF THE CODE WITH RESPECT TO THE DOMESTICATION. PFIC Considerations with Respect to the Domestication A non-U.S. corporation will be classified as a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes if either (i) at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income or (ii) at least 50% of its assets in a taxable year (ordinarily determined based on fair market value and averaged quarterly over the year), including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. Although the application of these rules is uncertain in certain respects, GDHL has determined that it was likely a PFIC for its 2024, 2023, 2022 and 2021 taxable years. GDHL has not yet made any determination regarding its PFIC status for its taxable year ending as of the date of the C-70

Domestication. In addition to the discussion under the heading “— Application of Section 367(b) of the Code to the Domestication,” above, the Domestication could be a taxable event to U.S. Holders under the PFIC provisions of the Code. If GDHL is determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder for its Ordinary Shares and the U.S. Holder did not make either a timely qualified electing fund (“QEF”) election or a mark-to-market election for GDHL’s first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) Ordinary Shares, as described below, such U.S. Holder generally is subject to special adverse U.S. tax rules with respect to (i) any gain recognized by the U.S. Holder on the sale or other disposition of its Ordinary Shares and (ii) any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the Ordinary Shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the Ordinary Shares. Under these rules: • The U.S. Holder’s gain will be allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares; • the amount allocated to the taxable year in which the U.S. Holder recognized the gain, or to the period in the U.S. Holder’s holding period before the first day of our first taxable year in which GDHL was a PFIC, will be taxed as ordinary income; • the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in the U.S. Holder’s holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and • an additional amount equal to the interest charge generally applicable to underpayments of tax will be imposed with respect to the tax attributable to each such other taxable year of the U.S. Holder. In addition to the discussion under the heading “— Application of Section 367(b) of the Code to the Domestication,” above, the Domestication could be a taxable event to U.S. Holders under the PFIC provisions of the Code. Even if the Domestication qualifies as a reorganization for U.S. federal income tax purposes under Section 368(a) of the Code, Section 1291(f) of the Code requires that, to the extent provided in regulations, a U.S. person that disposes of stock of a PFIC recognize gain notwithstanding any other provision of the Code. No final Treasury Regulations are in effect under Section 1291(f) of the Code. Proposed Treasury Regulations under Section 1291(f) of the Code were promulgated in 1992, with a retroactive effective date once they become finalized. If finalized in their present form, those regulations would require taxable gain recognition by a U.S. Holder with respect to its exchange of Ordinary Shares for GDH Delaware Class A Common Stock in the Domestication if GDHL were classified as a PFIC at any time during such U.S. Holder’s holding period for the Ordinary Shares unless such U.S. Holder made a timely and effective QEF election (as described below) for GDHL’s first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) Ordinary Shares, or made a QEF election along with a purging election (as described below), or made a mark-to-market election (as described below) (a U.S. Holder that has not made such a QEF or mark-to-market election, a “Non-Electing Shareholder” and any U.S. Holder that has made such a QEF election (or QEF election along with a purging election), or a mark-to-market election, an “Electing Shareholder”). Under the PFIC rules, any such gain would be treated as an “excess distribution” made in the year of the Domestication and subject to the special tax and interest charge rules discussed above. In addition, such proposed Treasury Regulations would provide coordinating rules with Section 367(b) of the Code, whereby, if the gain recognition rule of the proposed Treasury Regulations under Section 1291(f) of the Code applies to a disposition of PFIC stock that results from a transfer with respect to which Section 367(b) of Code requires the shareholder to recognize gain or include an amount in income as a distribution under Section 301 of the Code, the gain realized on the transfer is taxable as an excess distribution under Section 1291 of the Code, and the excess, if any, of the amount to be included in income under Section 367(b) of the Code over the gain realized under Section 1291 of the Code is taxable as provided under Section 367(b) of the Code. See the discussion above under the section entitled “— Application of Section 367(b) of the Code to the Domestication.” C-71

As described below, the proposed Treasury Regulations under Section 1291(f) of the Code (if finalized in their current form) should not apply to an Electing Shareholder with respect to its Ordinary Shares for which a timely QEF election (or a QEF election along with a purging election), or a mark-to-market election is made. An Electing Shareholder may, however, be subject to the rules discussed above under the section entitled “— Application of Section 367(b) of the Code to the Domestication.” In addition, it is unclear whether Section 1291(f) of the Code applies in the absence of final regulations, and a U.S. Holder may be able to take the position that Section 1291(f) of the Code does not apply in the absence of final regulations. U.S. Holders are urged to consult their tax advisors as to the application of Section 1291(f) to the Domestication in their particular circumstances. A U.S. Holder will avoid the PFIC tax consequences described above in respect of Ordinary Shares upon the Domestication if it made a timely and valid QEF election (if eligible to do so) to include in income its pro rata share of GDHL’s net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, for GDHL’s first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) Ordinary Shares. For a U.S. Holder that made a timely and valid QEF election in a taxable year after GDHL’s first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) Ordinary Shares, the potential adverse tax consequences described above, adjusted to take into account the current income inclusions resulting from the QEF election, would continue to apply, unless the U.S. Holder makes a purging election under the PFIC rules. Under the purging election, the U.S. Holder will be deemed to have sold such Ordinary Shares at their fair market value and any gain recognized on such deemed sale will be treated as an excess distribution, as described above. As a result of the purging election, the U.S. Holder will have a new basis and holding period in the Ordinary Shares for purposes of the PFIC rules. U.S. Holders are urged to consult their tax advisors as to the application of the rules governing purging elections to their particular circumstances. The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF election (and a purging election, if applicable) by attaching a completed IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a PFIC annual information statement, to a timely filed U.S. federal income tax return for the tax year to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS. U.S. Holders should consult their tax advisors regarding the availability and tax consequences of a retroactive QEF election under their particular circumstances. In order to comply with the requirements of a QEF election, a U.S. Holder must receive a PFIC annual information statement from GDHL. A PFIC annual information statement for 2024 for GDHL is available on GDHL’s website at https://s201.q4cdn.com/407453138/files/doc_financials/2024/ar/GDHL-PFIC-Notice-Annual-Information-Statement-FAQs-TY-2024.pdf. GDHL has not yet made any determination regarding its PFIC status for its taxable year ending as of the date of the Domestication. If Ordinary Shares constitute “marketable stock,” a U.S. Holder may avoid the adverse PFIC tax consequences discussed above if such U.S. Holder, at the close of the first taxable year in which it holds (or is deemed to hold) Ordinary Shares, made a mark-to-market election with respect to such stock for such taxable year. Such U.S. Holder generally will include for each of its taxable years as ordinary income the excess, if any, of the fair market value of its Ordinary Shares at the end of such year over its adjusted basis in its Ordinary Shares. The U.S. Holder also will recognize an ordinary loss in respect of the excess, if any, of the adjusted basis of its Ordinary Shares over the fair market value of its Ordinary Shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in its Ordinary Shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of its Ordinary Shares will be treated as ordinary income. The mark-to-market election is available only for “marketable stock,” generally, stock that is regularly traded on a national securities exchange that is registered with the SEC or on a foreign exchange or market C-72 that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. U.S. Holders should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election with respect to Ordinary Shares under their particular circumstances. The rules dealing with PFICs and with the QEF and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of Ordinary Shares should consult their own tax advisors concerning the application of the PFIC rules to Ordinary Shares under their particular circumstances. U.S. Tax Consequences of the Reorganization Merger Treatment of the Reorganization Merger Davis Polk has delivered an opinion to GDHL to the effect that, under the U.S. federal income tax laws in effect as of the date of such opinion, the Reorganization Merger will qualify as an F Reorganization. (the “Reorganization Merger Tax Opinion”). The completion of the Reorganization Merger is not conditioned, however, on the receipt of any opinion on the U.S. federal income tax consequences of the Reorganization Merger as of the closing of the Reorganization Merger from Davis Polk or any other counsel. The Reorganization Merger Tax Opinion is based on customary assumptions and representations, warranties and covenants of the parties to the Reorganization Merger. If any of these assumptions, representations, warranties or covenants is or becomes incorrect, incomplete or inaccurate, or is violated, or if there is a change in U.S. federal income tax law after the date hereof, the validity of the Reorganization Merger Tax Opinion may be adversely affected and the U.S. federal income tax consequences of the Reorganization Merger could differ materially from those described below. An opinion of counsel represents counsel’s legal judgment but is not binding on the IRS or any court, and GDHL will not request a ruling from the IRS with respect to the tax treatment of the Reorganization Merger. As a result, no assurance can be given that the IRS will not successfully challenge the treatment of the Reorganization Merger as an F Reorganization. If the IRS were to successfully challenge the status of the Reorganization Merger as an F Reorganization, the tax consequences would differ from those set forth in this proxy statement/prospectus, and U.S. Holders of GDH Delaware Class A Common Stock could be subject to U.S. federal income tax upon the receipt of Pubco Class A Common Stock in the Reorganization Merger. The remainder of this disclosure assumes that the Reorganization Merger will qualify as an F Reorganization. U.S. Holders Exchanging GDH Delaware Class A Common Stock for Pubco Class A Common Stock A U.S. Holder that holds only shares of GDH Delaware Class A Common Stock will generally not recognize gain or loss as a result of its exchange of GDH Delaware Class A Common Stock for Pubco Class A Common Stock pursuant to the Reorganization Merger. A U.S. Holder’s aggregate tax basis in Pubco Class A Common Stock received pursuant to the Reorganization Merger will equal the U.S. Holder’s aggregate tax basis in the GDH Delaware Class A Common Stock exchanged therefor. A U.S. Holder’s holding period in Pubco Class A Common Stock received pursuant to the Reorganization Merger will include the holding period for its shares of GDH Delaware Class A Common Stock surrendered in exchange therefor. U.S. Holders who hold shares of GDH Delaware Class A Common Stock with differing bases or holding periods should consult their tax advisors with regard to identifying the bases or holding periods of the particular shares of Pubco Class A Common Stock received in the Reorganization Merger. Determining the actual tax consequences of the Reorganization Merger to you may be complex and will depend on your specific situation and on factors that are not within our control. You should consult your tax advisors with respect to the application of U.S. federal income tax laws to your particular situation as well as any tax consequences arising under the U.S. federal estate or gift tax rules or under the laws of any state, local, non-U.S. or other taxing jurisdiction. U.S. Tax Consequences to U.S. and Non-U.S. Holders of Owning Pubco Class A Common Stock In the opinion of Davis Polk, the tax consequences set forth in the following discussion are the material U.S. federal income and estate tax consequences of the ownership and disposition of Pubco Class A Common C-73

Stock by “U.S. Holders” and “Non-U.S. Holders.” This discussion applies only to beneficial owners that hold their Pubco Class A Common Stock as capital assets for U.S. federal income tax purposes (generally, property held for investment). This discussion does not consider all aspects of U.S. federal income taxation that may be relevant to a particular beneficial owner in light of such beneficial owner’s circumstances or status, including the U.S. federal income tax consequences to: • financial institutions or financial services entities; • broker-dealers; • taxpayers that are subject to the mark-to-market tax accounting rules; • tax-exempt entities; • governments or agencies or instrumentalities thereof; • insurance companies; • regulated investment companies; • real estate investment trusts; • expatriates or former long-term residents of the United States; • “controlled foreign corporations,” PFICs, and corporations that accumulate earnings to avoid U.S. federal income tax; • persons that acquired Pubco Class A Common Stock as compensation; • persons that hold Pubco Class A Common Stock as part of a straddle, constructive sale, hedge, conversion or other integrated or similar transaction; or • U.S. Holders whose functional currency is not the U.S. dollar. The term “U.S. Holder” has the same meaning ascribed to it as under “Material U.S. Tax Consequences of the Domestication and Reorganization Merger to Shareholders.” A “Non-U.S. Holder” is a beneficial owner of a share of Pubco Class A Common Stock that is, for U.S. federal income tax purposes: • a non-resident alien individual, other than a former citizen or resident of the United States subject to U.S. tax as an expatriate, • a foreign corporation, or • a foreign estate or trust, but generally does not include an individual who is present in the United States for 183 days or more in the taxable year of distribution or disposition. If you are such an individual, you are urged to consult your tax advisor regarding the U.S. federal income tax consequences of owning shares of Pubco Class A Common Stock. If a partnership or other pass-through entity (including an entity or arrangement treated as a partnership or other type of pass-through entity for U.S. federal income tax purposes) owns Pubco Class A Common Stock, the tax treatment of a partner or beneficial owner of the entity may depend upon the status of the owner, the activities of the entity and certain determinations made at the partner or beneficial owner level. Partners and beneficial owners in partnerships or other pass-through entities that own Pubco Class A Common Stock should consult their own tax advisors as to the particular U.S. federal income and estate tax consequences applicable to them. This discussion is based on the Code, and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, changes to any of which subsequent to the date of this Management Circular may affect the tax consequences described herein (possibly with retroactive effect). This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to U.S. Holders and Non-U.S. Holders in light of their particular circumstances, does not discuss alternative minimum tax and Medicare contribution tax consequences and does not address any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction. Prospective holders are urged to consult C-74 their tax advisors with respect to the particular tax consequences to them of owning and disposing of Pubco Class A Common Stock, including the consequences under the laws of any state, local or non-U.S. jurisdiction. U.S. Holders Dividends on Pubco Class A Common Stock As discussed under “Per Share Data, Market and Dividend Information” above, Pubco does not currently expect to make distributions on its common stock following the Reorganization Merger. In the event that Pubco makes a distribution of cash or other property in respect of its Class A Common Stock (other than certain pro rata distributions of our stock), a U.S. Holder generally will be required to include in gross income as dividends the amount of any cash distribution paid on Pubco Class A Common Stock to the extent the distribution is paid out of Pubco’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividends will be taxable to a corporate U.S. Holder at regular rates but will be eligible (subject to applicable requirements and limitations) for the dividends-received deduction. Distributions in excess of current and accumulated earnings and profits generally will be applied against and reduce the U.S. Holder’s basis in its stock (but not below zero) and, to the extent in excess of basis, will be treated as gain from the sale or exchange of such stock as described below under “— Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Pubco Class A Common Stock.” With respect to non-corporate U.S. Holders, under tax laws currently in effect, dividends generally will be taxed at the lower applicable long-term capital gains rate (see “— Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Pubco Class A Common Stock” below), subject to applicable requirements and limitations. Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Pubco Class A Common Stock A U.S. Holder generally will recognize capital gain or loss on the sale or other taxable disposition of Pubco Class A Common Stock. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for Pubco Class A Common Stock so disposed of exceeds one year at the time of disposition. Long-term capital gains recognized by noncorporate U.S. Holders are generally subject to tax at preferential rates under current law. The deductibility of capital losses is subject to limitations. The amount of gain or loss recognized on a sale or other taxable disposition generally will be equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition and (ii) the U.S. Holder’s adjusted tax basis in its Pubco Class A Common Stock so disposed of. Non-U.S. Holders Dividends As discussed under “Per Share Data, Market and Dividend Information” above, Pubco does not currently expect to make distributions on its Common Stock following the Reorganization Merger. In the event that Pubco makes a distribution of cash or other property (other than certain pro rata distributions of our stock), in respect of its Class A Common Stock, the distribution generally will be treated as a dividend for U.S. federal income tax purposes to the extent it is paid out of its current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Any portion of a distribution that exceeds Pubco’s current and accumulated earnings and profits generally will be treated first as a tax-free return of capital that reduces the adjusted tax basis of a Non-U.S. Holder’s Pubco Class A Common Stock, and to the extent the amount of the distribution exceeds a Non-U.S. Holder’s adjusted tax basis in its Pubco Class A Common Stock, the excess will be treated as gain from the disposition of Pubco Class A Common Stock (the tax treatment of which is discussed below under “— Gain on Disposition of Pubco Class A Common Stock”). C-75

Dividends paid to a Non-U.S. Holder generally will be subject to U.S. federal withholding tax at a 30% rate, or a reduced rate specified by an applicable income tax treaty, subject to the discussion of FATCA (as defined below) withholding taxes below. In order to obtain a reduced rate of withholding under an applicable income tax treaty, a Non-U.S. Holder generally will be required to provide a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E (or acceptable substitute form), as applicable, certifying its entitlement to benefits under the treaty. Dividends paid to a Non-U.S. Holder that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder in the United States) will not be subject to U.S. federal withholding tax if the Non-U.S. Holder provides a properly executed IRS Form W-8ECI. Instead, the effectively connected dividend income will generally be subject to regular U.S. income tax as if the Non-U.S. Holder were a U.S. person as defined under the Code. A Non-U.S. Holder that is a treated as a corporation for U.S. federal income tax purposes receiving effectively connected dividend income may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate) on its effectively connected earnings and profits (subject to certain adjustments). A Non-U.S. Holder eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Gain on Disposition of Pubco Class A Common Stock Subject to the discussions of backup withholding and FATCA below, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on gain realized on a sale or other disposition of Pubco Class A Common Stock unless: • the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States (and, if required by an applicable tax treaty, the gain is attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder in the United States), in which case the gain will be subject to U.S. federal income tax generally in the same manner as effectively connected dividend income as described above; • the Non-U.S. Holder is an individual present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met, in which case the gain (net of certain U.S.-source losses) generally will be subject to U.S. federal income tax at a rate of 30% (or a lower treaty rate); or • Pubco is or has been a “United States real property holding corporation” (as described below) at any time within the five-year period preceding the disposition or the Non-U.S. Holder’s holding period, whichever period is shorter, and (i) the Pubco Class A Common Stock ceases to be regularly traded on an established securities market (“regularly traded”) prior to the beginning of the calendar year in which the sale or disposition occurs or (ii) the Non-U.S. Holder has owned or is deemed to have owned, at any time within the five-year period preceding the disposition or the Non-U.S. Holder’s holding period, whichever period is shorter, more than 5% of the Pubco Class A Common Stock. Pubco will be a United States real property holding corporation at any time that the fair market value of its “United States real property interests,” as defined in the Code and applicable Treasury Regulations, equals or exceeds 50% of the aggregate fair market value of its worldwide real property interests and other assets used or held for use in a trade or business (all as determined for the U.S. federal income tax purposes). Pubco believes that it is not, and does not anticipate becoming in the foreseeable future, a United States real property holding corporation. Information Reporting and Backup Withholding Distributions paid to a Non-U.S. Holder and the amount of any tax withheld with respect to such distributions generally will be reported to the IRS. Copies of the information returns reporting such distributions and any withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty. C-76

A Non-U.S. Holder will not be subject to backup withholding on dividends received if such holder certifies under penalty of perjury that it is a Non-U.S. Holder (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person as defined under the Code), or such holder otherwise establishes an exemption. Information reporting and, depending on the circumstances, backup withholdings will apply to the proceeds of a sale or other disposition of Pubco Class A Common Stock made within the U.S. or conducted through certain U.S.-related financial intermediaries, unless the Non-U.S. Holder complies with certification procedures to establish that it is not a U.S. person in order to avoid additional information reporting and backup withholding. The certification procedures required to claim a reduced rate of withholding under a treaty will generally satisfy the certification requirements necessary to avoid backup withholding as well. Backup withholding is not an additional tax and the amount of any backup withholding from a payment to a Non-U.S. Holder will be allowed as a credit against the Non-U.S. Holder’s U.S. federal income tax liability and may entitle the Non-U.S. Holder to a refund, provided that the required information is furnished to the IRS in a timely manner. FATCA Under Sections 1471 through 1474 of the Code (commonly referred to as “FATCA”), payments of dividends on and the gross proceeds of dispositions of common stock of a U.S. issuer paid to (i) a “foreign financial institution” (as specifically defined in the Code) or (ii) a “non-financial foreign entity” (as specifically defined in the Code) will be subject to a withholding tax (separate and apart from, but without duplication of, the withholding tax described above) at a rate of 30%, unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied or an exemption from these rules applies. Under proposed U.S. Treasury Regulations promulgated by the Treasury Department, which state that taxpayers may rely on the proposed Treasury Regulations until final Treasury Regulations are issued, this withholding tax will not apply to the gross proceeds from the sale or disposition of common stock. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under “— Dividends,” the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax. Non-U.S. Holders should consult their tax advisors regarding the possible implications of this withholding tax on their investment in Pubco Class A Common Stock. Federal Estate Tax Individual Non-U.S. Holders (as specifically defined for U.S. federal estate tax purposes) and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers) should note that the Pubco Class A Common Stock will be treated as U.S. situs property subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise. C-77

CERTAIN CAYMAN ISLANDS INCOME TAX CONSEQUENCES Cayman Islands Tax Considerations The following is a discussion on certain Cayman Islands income tax consequences of an investment in the securities of the Company. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law. Under Existing Cayman Islands Laws Payments of dividends and capital in respect of our securities will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the securities nor will gains derived from the disposal of the securities be subject to Cayman Islands income or corporate tax. The Cayman Islands currently has no income, corporate or capital gains tax and no estate duty, inheritance tax or gift tax. Consequently there will be no Cayman Islands taxes payable in respect of the registration by way of continuation of the Company as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands. C-78

RISK FACTORS The following risk factors should be carefully considered by Shareholders in evaluating whether to approve the Reorganization. These risk factors should be considered in conjunction with the other information contained in or incorporated by reference into this Management Circular including, without limitation, the risks and potential issues disclosed under “The Reorganization,” “Certain Canadian Federal Income Tax Considerations,” “Certain U.S. Federal Income Tax Considerations” and “Certain Cayman Islands Income Tax Considerations.” Whether or not the Reorganization is completed, GDHL will continue to face many of the risks that it currently faces with respect to its business and affairs which are disclosed in the Company’s filings on its profile on SEDAR at www.sedarplus.ca, including its annual information form for the year ended December 31, 2024. The nature of our business requires the application of complex financial accounting rules, and there is limited guidance from accounting standard setting bodies. If financial accounting standards undergo significant changes, our operating results could be adversely affected. The accounting rules and regulations that we must comply with are complex and subject to interpretation by the Financial Accounting Standards Board (the “FASB”), and recent actions and public comments from the FASB have focused on the integrity of financial reporting and internal controls. In addition, many companies’ accounting policies are being subjected to heightened scrutiny by regulators and the public. Further, there have been limited precedents for the financial accounting of digital assets and related valuation and revenue recognition, and while the SEC has issued certain staff interpretations regarding the accounting of certain digital asset transactions, there has been little to no official guidance provided by the FASB or the SEC. As such, there remains significant uncertainty on how companies can account for digital assets transactions, digital assets, and related revenue. Uncertainties in or changes to in regulatory or financial accounting standards could result in the need to change our accounting methods and restate our financial statements and impair our ability to provide timely and accurate financial information, which could adversely affect our financial statements, result in a loss of investor confidence, and more generally impact our business, operating results, and financial condition. Changes in, or the development of guidance relating to, accounting standards governing the preparation of our financial statements and future events could have a material impact on our reported financial condition, results of operations, cash flows and other financial data. Historically, we have prepared our financial statements in conformity with IFRS, however, following the Reorganization, we will no longer be subject to IFRS requirements and will prepare our financial statements in conformity with U.S. GAAP. The applicable accounting policies and methods are fundamental to how we record and report our financial condition and results of operations, and therefore, any difference between IFRS and U.S. GAAP reporting may significantly impact investors’ ability to compare and analyze our financial and operating results from period to period and make informed estimates of our financial performance in the future. Moreover, preparation of financial statements in conformity with U.S. GAAP requires management to make estimates based upon assumptions about future economic and market conditions which affect reported amounts and related disclosures in our financial statements. If subsequent events occur that are materially different than the assumptions and estimates we used, our reported financial condition, results of operation and cash flows may be materially negatively impacted. Following the Reorganization, we also anticipate supplementing our U.S. GAAP financial statements from time to time with certain non-GAAP measures. However, such non-GAAP measures are not a replacement for our GAAP results, and are important to additional risks and uncertainties. To the extent that such guidance imposes obligations on audit firms that they are not able to meet with respect to the review of digital assets, we could have difficulty in obtaining an audit opinion, filing audited financial statements in a timely manner or obtaining an unqualified opinion. Further, from time to time, regulators change the financial accounting and reporting standards governing the preparation of our financial statements or the interpretation of those standards. These changes are difficult to predict and can materially impact how we record and report our financial condition, results of operations, cash flows and other financial data. In some cases, we may be required to apply a new or revised standard retroactively or to apply an existing standard differently, also retroactively, in each C-79 case potentially resulting in the restatement of prior period financial statements and related disclosures, which could have a material adverse effect on the market price of our Ordinary Shares. Our internal control over financial reporting may not be effective and our independent registered public accounting firm may not be able to certify as to their effectiveness, which could have a significant and adverse effect on our business and reputation. We are not currently required to publish a formal assessment of the effectiveness of our internal control over financial reporting under the SEC rules that implement Section 404 of the Sarbanes-Oxley Act, and will not be required to do so until we file our second annual report on Form 10-K, and our independent auditors may be required to issue an attestation report on the effectiveness of our internal control over financial reporting as early as when we file our second report on Form 10-K. We may incur significant expenses and devote substantial management effort in the process of ensuring compliance with the attestation requirements of Section 404 of the Sarbanes-Oxley Act. When evaluating our internal control over financial reporting, we may identify material weaknesses that we may not be able to remediate in time to meet the applicable deadline imposed upon us for compliance with the requirements of Section 404 of the Sarbanes-Oxley Act. In addition, if we fail to achieve and maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. We cannot be certain as to the timing of completion of our evaluation, testing and any remediation actions or the impact of the same on our operations. If we are not able to implement the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner or with adequate compliance, our independent auditors may issue an adverse opinion due to ineffective internal control over financial reporting, and we may be subject to sanctions or investigation by regulatory authorities, such as the SEC. As a result, there could be a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. In addition, we may be required to incur costs in improving our internal controls system and the hiring of additional personnel. Any such action could negatively affect our results of operations and cash flows. We will face new challenges, increased costs and administrative responsibilities as a result of Domestication, and management will devote substantial time to related compliance initiatives. We incur significant levels of legal, accounting and other expenses in respect of its status as a publicly listed company in Canada. Canadian Securities Law, together with the listing requirements of the TSX impose significant requirements relating to disclosure controls and procedures and internal control over financial reporting. Upon consummation of the Reorganization, our Class A Common Stock will be registered under the Exchange Act, and we will be required to comply with, and incur costs associated with such compliance with, the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, as well as rules and regulations implemented by the SEC. In addition, to the extent we are successful in listing our Class A Common Stock on the Nasdaq, we will also need to comply with its rules and regulations. The expenses incurred by U.S. public companies generally for reporting and corporate governance purposes have been increasing. We expect that compliance with these rules and regulations will increase our legal and financial compliance costs, require us to hire additional personnel, and will make some activities more time consuming and costly. Our management will need to devote a substantial amount of time to ensure that we comply with all of these requirements, diverting the attention of management away from revenue-producing activities. These laws and regulations also could make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our Board of Directors, our board committees or as our executive officers. C-80

As a result of becoming subject to increased regulation upon consummation of the Reorganization, we will need to: • institute a more comprehensive compliance framework; • update, evaluate and maintain a system of internal controls over financial reporting in compliance with the requirements of Section 404 of Sarbanes-Oxley and the related rules and regulations of the SEC, as and when such requirements, rules and regulations become applicable to us; • prepare and distribute periodic public reports in compliance with our obligations under the federal securities laws; • revise our existing internal policies, such as those relating to disclosure controls and procedures and insider trading; • comply with SEC rules and guidelines requiring registrants to provide their financial statements in interactive data format using XBRL; • involve and retain to a greater degree outside counsel and accountants in the above activities; and • enhance our investor relations function. In addition, as a company in the digital assets industry, we may experience higher-than-anticipated operating expenses as well as higher independent auditor and consulting fees and may need to hire additional qualified personnel to continue to satisfy these public-company requirements. We are required to expend considerable time and resources with respect to our compliance with public company regulations and, following the consummation of the Reorganization, this will be exacerbated and we will incur even greater expenses. If we are unable to satisfy our obligations as a public company, we could be subject to de-listing of our Class A Common Stock on any stock exchange on which it is then listed, fines, sanctions or other detrimental regulatory actions. Our management team has limited experience managing a U.S. public company and some members of senior management are new to our company and our industry. Our business could be adversely affected if our management team is not successfully integrated or does not execute our business plan and developmental strategies. Our management team has limited experience managing a U.S. publicly traded company, interacting with U.S. public company investors, and complying with the increasingly complex laws pertaining to U.S. public companies. Our management team may not successfully or efficiently manage our transition to being a U.S. public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. For a period of time following the consummation of the Reorganization and the Reorganization Merger, and immediately following our intended listing on the Nasdaq (if successful), we will remain listed on the TSX, and we expect to continue to be subject to certain Canadian Securities Laws requiring us to file reports and other information on SEDAR for the foreseeable future, and will therefore be subject to multiple, additional, and at times, competing, governance and reporting obligations. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, operating results, and financial condition. Further, some members of our management team have recently joined our company and will need to be successfully integrated in order to effectively execute our business plan and developmental strategies. Our management team therefore has limited historical experience with our clients, our business and our industry and the process of transitioning our new members into our business is complex and time consuming. This may impact our ability to collectively respond to issues in a quick and efficient manner. If our management team is unable to develop a business strategy that can be executed in a successful manner, it could materially adversely impact business and our revenue. The Domestication will subject us to additional costs and expose us to additional risks, and any anticipated benefits may not be realized. The Domestication will result in additional direct costs. We will incur attorneys’ fees, accountants’ fees, filing fees, mailing expenses and financial printing expenses in connection with the Domestication. The C-81

Domestication will also temporarily divert the attention of our management and employees from the day-to-day management of the business to a limited extent. Following the Domestication, we will be domiciled in the state of Delaware. Historically, U.S. governed companies have been exposed to a greater risk of class action stockholder litigation as compared to Cayman governed companies. We may not realize the benefits we expect from the Domestication. If we do not, we will have expended considerable resources and management efforts in completing the Domestication without benefiting our company or our stockholders. Such expenditure of time and resources would adversely affect our business, operating results, and financial condition if the anticipated benefits are not achieved. The Reorganization is subject to certain conditions precedent and required approvals, some of which are outside our control. If the Reorganization is not completed, there may be adverse effects on the market price of the Class A Common Stock. Any fees and costs incurred in connection with the Reorganization will not be recovered. The completion of the Reorganization is subject to a number of conditions precedent, some of which are outside our control, including receipt of the required shareholder approval and regulatory approvals from Canadian securities regulators and the TSX. There can be no certainty, nor can we provide any assurance, that all conditions precedent to the Reorganization will be satisfied or waived, or, if satisfied or waived, when they will be satisfied or waived. If the Reorganization is not completed, the market price of the Ordinary Shares may be materially adversely affected. GDHL’s business, financial condition or results of operations or prospects, could also be subject to various material adverse consequences. Also, GDHL will not recover the fees, costs and expenses it has incurred in connection with the Reorganization. Such fees, costs and expenses include, without limitation, legal fees, accounting fees, financial advisor fees, valuation fees, depositary fees and printing and mailing costs, which will be payable whether or not the Reorganization is completed. Substantial future sales of shares of our Class A common stock in the public market could cause the market price of our Class A common stock to fall. If the Reorganization is approved and our application for listing on the Nasdaq is successful, we expect to have increased access to U.S. capital markets as described under “Background To and Reasons For the Reorganization” and we may in the future conduct a public offering of our Class A common stock in the United States. Sales of a substantial number of shares of our Class A common stock in the public market, or the perception that these sales might occur, could adversely affect the market price of our Class A common stock and may make it more difficult for you to sell your Class A common stock at a time and price that you deem appropriate. If the Existing LPs or any holders of our Class A common stock (or LP Units that are redeemable or exchangeable for our Class A common stock) sell, or indicate an intention to sell, substantial amounts of our Class A common stock in the public market after any legal restrictions on resale lapse, the market price of our Class A common stock could substantially decline. Furthermore, immediately following the consummation of the Reorganization and the Reorganization Merger, approximately 59.9% of our outstanding Class A common stock will be beneficially owned by our Founder (assuming the exchange of all shares of Class B common stock beneficially owned by him). If our Founder alone were to sell a substantial portion of the shares he beneficially owns, it could cause the market price of our Class A common stock to decline. Immediately following the consummation of the Reorganization and the Reorganization Merger, all shares of our Class A common stock into which the ordinary shares of GDHL will ultimately convert by operation of law will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are issued to or then held by one of our “affiliates,” as that term is defined in Rule 144 under the Securities Act (“Rule 144”). The remaining outstanding shares of Class A common stock (as well as any additional shares of our Class A common stock issuable (i) upon the redemption or exchange of outstanding LP Units held by the Existing LPs or (ii) upon the exchange of outstanding Exchangeable Notes by the holders thereof) will be, and, unless covered by a registration statement on Form S-8 or otherwise registered under the Securities Act, shares of Class A common stock underlying outstanding RSUs or subject to outstanding stock options C-82 will be on issuance, deemed to be “restricted securities” as defined in Rule 144. We intend to file a registration statement on Form S-8 under the Securities Act covering all the shares of Class A common stock subject to stock options outstanding and reserved for issuance under our equity incentive plans. Such registration statement will become effective immediately on filing, and shares covered by this registration statement will be eligible for sale in the public markets, subject to Rule 144 limitations applicable to affiliates. We also intend to file one or more resale registration statements on Form S-1 in respect of the shares of Class A common stock issuable upon the redemption or exchange of outstanding LP Units and upon the exchange of outstanding Exchangeable Notes. If such shares or our Class A common stock are sold, or if it is perceived that they will be sold in the public market, the market price of our Class A common stock could decline. C-83

ADDITIONAL INFORMATION Additional information relating to the Company is available on SEDAR at www.sedarplus.ca. Financial information relating to the Company is provided in the Company’s comparative financial statements and management’s discussion and analysis for its financial year ended December 31, 2024 which are available on SEDAR and may also be obtained by sending a written request to the Corporate Secretary of the Company at the Company’s head office located at 300 Vesey Street, 13th Floor, New York City, New York 10282, United States. C-84

APPENDIX “1” THE RESOLUTIONS RESOLVED, as a special resolution that: 1. With effect immediately prior to the de-registration of the Company pursuant to the below resolution, the authorized share capital of Galaxy Digital Holdings Ltd. (the “Company”) be amended from CAD$2,000,000 divided into 2,000,000,000 Ordinary Shares of CAD$0.001 par value each to CAD$2,500,000 divided into 2,000,000,000 Class A ordinary shares of CAD$0.001 par value each and 500,000,000 Class B ordinary shares of CAD$0.001 par value each by the re-designation of each authorised and issued and authorised and unissued Ordinary Share of CAD$0.001 par value as a Class A ordinary share of CAD$0.001 par value and the creation of 500,000,000 Class B ordinary shares of CAD$0.001 par value each. 2. With effect immediately prior to the de-registration of the Company pursuant to the below resolution, the Memorandum and Articles of Association of the Company be amended and restated by the deletion in their entirety and the substitution in their place of a Memorandum and Articles of Association of the Company amended only to reflect the amended authorised share capital of the Company adopted pursuant to the above resolution and any related changes required by law (the “Existing Organizational Documents”). 3. The Company be deregistered in the Cayman Islands pursuant to Article 44 of the Existing Organizational Documents and be registered by way of continuation as a corporation in the State of Delaware. 4. The Existing Organizational Documents be amended and restated by the deletion in their entirety and the substitution in their place of the proposed new certificate of incorporation and proposed new bylaws of the Company (following its domestication), substantially in the form attached to the Management Circular. RESOLVED, that the Company, following the steps set out above, issue up to 500 million shares of Class B Common Stock as described in the Management Circular. RESOLVED, as an ordinary resolution, that the adjournment of the special meeting of shareholders, which shall constitute an extraordinary general meeting for purposes of the Memorandum and Articles of Association of the Company (the “Meeting”) to a later date or dates, if necessary or appropriate, to permit further solicitation and vote of proxies in the event that it is determined by the Company that more time is necessary or appropriate to approve one or more resolutions at the Meeting be approved and adopted in all respects. C-85

APPENDIX “2” COMPARISON OF CORPORATE GOVERNANCE AND SHAREHOLDER RIGHTS GDHL is an exempted company incorporated under the Cayman Islands Companies Act. The Cayman Islands Companies Act and GDHL’s existing organizational documents govern the rights of Shareholders. The Cayman Islands Companies Act differs in some material respects from laws generally applicable to United States corporations and their stockholders. In addition, the Existing Organizational Documents will differ in certain material respects from the Proposed Organizational Documents of GDH Delaware, following the Reorganization, and Pubco, the ultimate successor entity to GDHL following the Reorganization and Reorganization Merger. As a result, when you become a stockholder of Pubco, your rights will differ in some regards as compared to when you were a Shareholder of GDHL before the Reorganization. Below is a summary chart outlining important similarities and differences in the corporate governance and shareholder rights associated with each of Pubco and GDHL according to applicable law and/or the organizational documents of Pubco and GDHL. You also should review the proposed organizational documents of Pubco attached hereto as Annex “B” and Annex “C” to this Management Circular, as well as the DGCL and corporate laws of the Cayman Islands, including the Cayman Islands Companies Act, to understand how these laws apply to Pubco to GDHL. Cayman Islands Delaware Stockholder/Shareholder Approval of Business Combinations Mergers require a special resolution (i.e., 662∕3% in value of shareholders in attendance and voting at a shareholders’ meeting), and any other authorization as may be specified in the relevant memorandum and articles of association. Parties holding certain security interests in the constituent companies must also consent. Mergers generally require approval of a majority of all outstanding shares. Certain business combinations involving “interested stockholders” (i.e., holders of 15% or more of voting shares) are prohibited within first three years of such person becoming an interested stockholder, unless certain conditions are met (including either (x) obtaining prior board approval or (y) if prior board approval was not obtained, then following the combination, obtaining board approval and the affirmative vote of at least 662∕3% of voting power of disinterested stockholders). All mergers (other than parent/ subsidiary mergers) require shareholder approval — no exception for smaller mergers. Mergers in which less than 20% of the acquirer’s stock is issued generally do not require acquirer stockholder approval. Where a bidder has acquired 90% or more of the shares in a Cayman Islands company, it can compel the acquisition of the shares of the remaining shareholders and thereby become the sole shareholder. Mergers in which one corporation owns 90% or more of a second corporation may be completed without the vote of the second corporation’s board of directors or stockholders. A Cayman Islands company may also be acquired through a “scheme of arrangement” sanctioned by a Cayman Islands court and approved by 75% in value of shareholders in attendance and voting at a shareholders’ meeting. N/A C-86

Cayman Islands Delaware Stockholder/Shareholder Votes for Routine Matters Under the Cayman Islands Companies Act, routine corporate matters may be approved by an ordinary resolution (being a resolution passed by a simple majority of the shareholders as being entitled to do so). Certain specified amendments to the constitutional documents of a company require a special resolution to be passed (see threshold above). Generally, approval of routine corporate matters that are put to a stockholder vote require the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter. Certain specified amendments to the Proposed Organizational Documents require an affirmative vote of at least 662∕3% of the total voting power of the outstanding shares. Regulatory Restrictions on Transfers N/A In order to comply with applicable money transmitter laws in the United States, the Proposed Organizational Documents provide that Pubco board may take certain actions including (i) preventing the transfer of capital stock, (ii) redeeming capital stock at par or (iii) restricting the exercise of rights with respect to capital stock, in certain circumstances in which a stockholder would potentially hold more than 9.9% of the total issued and outstanding shares of Pubco on a fully diluted basis. Appraisal Rights Minority shareholders that dissent from a merger are entitled to be paid the fair market value of their shares, which if necessary may ultimately be determined by the court. With certain exceptions, generally, a stockholder of a publicly traded corporation will have appraisal rights in connection with a merger or consolidation in which we are a constituent entity. Pursuant to the DGCL, stockholders who properly demand and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery, plus interest, if any, on the amount determined to be the fair value, from the effective time of the merger or consolidation through the date of payment of the judgment. C-87

Cayman Islands Delaware Inspection of Books and Records Shareholders generally do not have any rights to inspect or obtain copies of the register of shareholders or other corporate records of a company (but do have a right to know who the directors of a company are and to receive a copy of the memorandum and articles of association of the company). Any stockholder may inspect the corporation’s books and records for a proper purpose during the usual hours for business. Stockholder/Shareholder Lawsuits In the Cayman Islands, the decision to institute proceedings on behalf of a company is generally taken by the company’s board of directors. A shareholder may be entitled to bring a derivative action on behalf of the company, but only in certain limited circumstances. A stockholder may bring a derivative suit subject to procedural requirements. Fiduciary Duties of Directors A director owes fiduciary duties to a company, including to exercise loyalty, honesty and good faith to the company as a whole. In addition to fiduciary duties, directors owe a duty of care, diligence and skill. Such duties are owed to the company but may also be owed directly be owed direct to creditors or shareholders in certain limited circumstances. Directors must exercise a duty of care and duty of loyalty and good faith to a corporation and its stockholders. Pubco’s Proposed Organizational Documents waive any corporate opportunity doctrine and similar claims against any non-employee directors (other than to the extent any corporate opportunity is offered to a non-employee director in his or her capacity as a director). Indemnification of Directors and Officers A Cayman Islands company generally may indemnify its directors or officers except with regard to actual fraud or willful default. A corporation is generally permitted to indemnify its director and officers. Pubco’s Proposed Bylaws provide for indemnification of executive officers and directors acting in good faith. Pubco may also enter into a contractual indemnification agreement with each of its directors at the time of the Nasdaq listing, if successful. Limited Liability of Directors Liability of directors may be limited, except with regard to their actual fraud or willful default. Liability of directors may be limited or eliminated, except with regard to breaches of duty of loyalty, intentional misconduct, unlawful repurchases or dividends or improper personal benefit. Pubco’s Proposed Organizational Documents limit or eliminate the liability of a director to Pubco or its stockholders to the extent permitted under Delaware law. C-88

APPENDIX "3"
. ELECTRONIC MEETING GUIDE

TSX TRUST

Virtual Meeting Guide 1/2

Issuer Name	
GALAXY DIGITAL HOLDINGS LTD.	
Meeting Date	Time
FRIDAY, MAY 9, 2025	10:00AM (ET)

This year we will be conducting a virtual meeting, giving you the opportunity to attend the meeting online, using your smartphone, tablet or computer.

You will be able to view a live webcast of the Meeting, ask questions and submit your votes in real time (where applicable).

APPOINTING SOMEONE TO BE YOUR PROXYHOLDER
An additional step is required, if you appoint someone to be your proxy, other than the individual(s) named on the form of proxy or voting instruction form, you or your proxy will be required to register with TSX Trust to receive a **Meeting Access Number**, in order to participate at the Meeting. To Register, please go the URL below.

NON-REGISTERED HOLDERS, holding securities through a broker or financial institution, should carefully follow the instructions set out on the voting instruction form and in the information circular. Please note that only registered securityholders and proxyholders are permitted to vote at the meeting. A non-registered securityholder wishing to vote at the meeting, should appoint themselves as a proxyholder, and will be required to register with TSX Trust to receive Meeting Access Number in order participate at the Meeting.

NOTE: If you do not register with TSX Trust to receive your Meeting Access Number, you will NOT be able to participate at the Meeting.

To Register with TSX Trust go to:
tsxtrust.com/resource/en/75

ATTENDING THE MEETING VIRTUALLY

Simply go to the following website in your web browser (not a Google search) on your smartphone, tablet or computer. You will need the latest versions of Chrome, Safari, Edge or Firefox. Please ensure your browser is compatible by logging in early.

URL
https://virtual-meetings.tsxtrust.com/1791

I HAVE A CONTROL NUMBER / MEETING ACCESS NUMBER

If you have received a form of proxy from our transfer agent, TSX Trust Company, with a control number, or you are a proxyholder with a Meeting Access Number, select "I have a Control Number / Meeting Access Number" and enter the numbers and the password below (case sensitive):

Meeting Password (case sensitive)
galaxy2025

I AM A GUEST

If you do not have a control number select "I am a Guest" and fill in the required information.

Please login at least 15 minutes before the start of the meeting and ensure your web browser and internet connection are working properly.



tsxtrust.com

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TSX TRUST

Virtual Meeting Guide 2/2

NAVIGATION



When successfully authenticated, the info screen will be displayed. You can view the company information, ask questions and watch the webcast.

If you would like to watch the webcast press the play icon. If viewing on a computer, the webcast will appear automatically once the meeting has started.

VOTING



Once the voting is announced, click the voting icon on the left hand side. VOTING

To vote, simply select your voting direction from the options shown on screen and click **SUBMIT**. A confirmation message will appear to show your vote has been received.

If you have additional control numbers to vote, click + I HAVE ADDITIONAL CONTROL NUMBERS at the top to enter the additional credential.

To change your vote, simply click REFRESH VOTING RESOLUTIONS

Voting will remain open until the voting on the ballot is closed.

QUESTIONS



Eligible securityholders (registered securityholder and proxyholders) attending the meeting, with their control number / Meeting Access Number may ask questions during the meeting.

Messages can be submitted at any time during the Q&A session up until the Chair closes the session.

If you would like to ask a question, select the icon on the left. ASK A QUESTION

Type your message within the chat box in the messaging screen. Once you are happy with your message click the "Ask Now" button

Questions sent via TSX Trust Virtual Meeting platform will be moderated before being sent to the Chair

ADDITIONAL NOTES

This document should be read in conjunction with the Information Circular. Registered and Non-registered securityholders should carefully follow the instructions on the Form of Proxy / Voting Instruction Form, and ensure that Votes / Proxy Appointments are submitted by the Proxy Filing Deadline.

It is important that you are connected to the internet at all times during the Meeting. It is your responsibility to ensure connectivity for the duration of the Meeting. We encourage you to log-in to the Meeting at least 15 minutes before the start of the Meeting to check your connectivity and audio settings.

tsxtrust.com

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ANNEX “A” EXISTING MEMORANDUM AND ARTICLES OF ASSOCIATION Please see attached. C-91

Annex A THE COMPANIES LAW (2018 REVISION) OF THE CAYMAN ISLANDS COMPANY LIMITED BY SHARES MEMORANDUM AND ARTICLES OF ASSOCIATION OF GALAXY DIGITAL HOLDINGS LTD. Annex A-1

THE COMPANIES LAW (2018 REVISION) OF THE CAYMAN ISLANDS COMPANY LIMITED BY SHARES MEMORANDUM OF ASSOCIATION OF GALAXY DIGITAL HOLDINGS LTD. 1 The name of the Company is Galaxy Digital Holdings Ltd. 2 The Registered Office of the Company will be at the offices of Maples Corporate Services Limited at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, or at such other place within the Cayman Islands as the Directors may decide. 3 The objects for which the Company is established are unrestricted and the Company will have full power and authority to carry out any object not prohibited by the laws of the Cayman Islands. 4 The liability of each Member is limited to the amount unpaid on such Member’s Shares. 5 The share capital of the Company is CAD$2,000,000 divided into 2,000,000,000 Ordinary Shares of CAD$0.001 par value each. 6 The Company has power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands. 7 Capitalised terms that are not defined in this Memorandum of Association bear the respective meanings given to them in the Articles of Association of the Company. Annex A-2

THE COMPANIES LAW (2018 REVISION) OF THE CAYMAN ISLANDS COMPANY LIMITED BY SHARES ARTICLES OF ASSOCIATION OF GALAXY DIGITAL HOLDINGS LTD. 1 Interpretation 1.1 In the Articles, Table A in the First Schedule to the Statute does not apply and, unless there is something in the subject or context inconsistent therewith: Accredited Investor means an “accredited investor” within the meaning of Rule 501(a) of Regulation D under the United States Securities Act of 1933, as amended. Articles means these articles of association of the Company. Auditor means the person for the time being performing the duties of auditor of the Company (if any). Company means the above-named company. Directors means the directors for the time being of the Company. Disqualified Holder means: (a) any U.S. Benefit Plan Investor other than one all of whose holdings of Shares or other securities of the Company were purchased from the Company (or result from conversion or exercise of securities purchased from the Company) after complete and correct disclosure by the U.S. Benefit Plan Investor to the Company with respect to its status as such; (b) any U.S. Subscriber or U.S. Transferee who is not an Accredited Investor and a Qualified Purchaser; and (c) any person, as determined by the Directors, to whom a sale or transfer of Shares, or in relation to whom the holding of Shares: (i) would or could be in breach of the laws or requirements of any jurisdiction or governmental authority or in circumstances (whether directly or indirectly affecting such person, and whether taken alone or in conjunction with other persons, connected or not, or any other circumstances) appearing to the Directors to be relevant; or (ii) might result in the Company’s incurring a liability to taxation or suffering a pecuniary, fiscal, legal, administrative or regulatory disadvantage, including the Company’s being required to register as an “investment company” under the U.S. Investment Company Act, the Company’s no longer being a “foreign private issuer” for purposes of the U.S. Exchange Act, the assets of the Company being deemed to be plan assets of a U.S. Benefit Plan Investor, the Company’s becoming subject to regulation as a depositary institution holding company subsidiary or otherwise subject to banking law or the Company’s otherwise not being in compliance with the U.S. Investment Company Act, ERISA, the U.S. Code or any other provision of U.S. federal or state law or non-U.S. law. Dividend means any dividend (whether interim or final) resolved to be paid on Shares pursuant to the Articles. Electronic Record has the same meaning as in the Electronic Transactions Law. Electronic Transactions Law means the Electronic Transactions Law (2003 Revision) of the Cayman Islands. Eligible Transferee means a person to whom a Required Disposal is permitted to be made. ERISA means the U.S. Employee Retirement Income Security Act of 1974. Independent Director means a Director who is not also an officer or employee of the Company, the Primary Subsidiary or any affiliate of either, and who has not otherwise been determined by the Directors to be non-independent for purposes of any laws applicable to the Company. Annex A-3

IFRS means International Financial Reporting Standards, as adopted by the International Accounting Standards Board and as in effect from time to time. Member has the same meaning as in the Statute. Member Resolution means an Ordinary Resolution or a Special Resolution, as applicable. Memorandum means the memorandum of association of the Company. Ordinary Resolution means a resolution passed by a simple majority of the voting power, determined in accordance with Section 19.2, of Members who, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting, and includes a unanimous written resolution. Ordinary Share means an ordinary share of CAD$0.001 in the share capital of the Company. Primary Subsidiary means Galaxy Digital Holdings LP, including any successor-in-interest thereto. Public Company means a company that: (i) is a reporting issuer, as defined in applicable Canadian securities laws, or the equivalent in any jurisdiction in Canada; or (ii) has any of its securities traded on or through the facilities of a securities exchange or reported through the facilities of a quotation and trade reporting system. Qualified Purchaser has the same meaning as in Section 2(a)(51) of the U.S. Investment Company Act and the regulations thereunder. Register of Members means the register of Members maintained in accordance with the Statute and includes (except where otherwise stated) any branch or duplicate register of Members. Registered Office means the registered office for the time being of the Company. Required Disposal means a transfer or other disposal or disposals of all Disqualifiable Securities, which transfer or other disposal is made to another person who, in the sole and conclusive determination of the Directors, is not a Disqualified Holder and which transfer would not cause any other person to become a Disqualified Holder. Seal means the common seal of the Company and includes every duplicate seal. Share and Shares means a share or shares, including Ordinary Shares, of the Company, and includes a fraction of a Share. Special Resolution has the same meaning as in the Statute, where the voting power of Members for this purpose will be determined in accordance with Section 19.2, and includes a unanimous written resolution. Statute means the Companies Law (2018 Revision) of the Cayman Islands. Subscriber means the subscriber to the Memorandum. Transfer Agent means such company as may from time to time be appointed by the Company to act as registrar and transfer agent of the Shares, together with any sub-transfer agent duly appointed by the Transfer Agent. Treasury Share means a Share held in the name of the Company as a treasury share in accordance with the Statute. U.S. Benefit Plan Investor means: (a) a person that is or uses assets of: (i) an “employee benefit plan” as defined in Section 3(3) of ERISA that is subject to Title I of ERISA; (ii) a “plan” as defined in Section 4975 of the U.S. Code, including an individual retirement account or other arrangement that is subject to Section 4975 of the U.S. Code; or (iii) an entity that is deemed to hold the assets of any of the foregoing types of plans, accounts or arrangements that is subject to Title I of ERISA or Annex A-4

Section 4975 of the U.S. Code; or (ii) a governmental, church, non-U.S. or other employee benefit plan that is subject to any federal, state, local or non-U.S. law that is substantially similar to the provisions of Title I of ERISA or Section 4975 of the U.S. Code. U.S. Code means the U.S. Internal Revenue Code of 1986. U.S. Exchange Act means the U.S. Securities Exchange Act of 1934. U.S. Investment Company Act means the U.S. Investment Company Act of 1940. U.S. Person means a “U.S. person” as defined in Regulation S under the U.S. Securities Act. U.S. Securities Act means the U.S. Securities Act of 1933. 1..2 In the Articles: (a) words importing the singular number include the plural number and vice versa; (b) words importing the masculine gender include the feminine gender; (c) words importing persons include corporations as well as any other legal or natural person; (d) “written” and “in writing” include all modes of representing or reproducing words in visible form, including in the form of an Electronic Record; (e) references to provisions of any law or regulation will be construed as references to those provisions as amended, modified, re-enacted or replaced; (f) any phrase introduced by the terms “including,” “include,” “in particular” or any similar expression will be construed as illustrative and will not limit the sense of the words preceding those terms; (g) the term “and/or” is used herein to mean both “and” as well as “or.” The use of “and/or” in certain contexts in no respects qualifies or modifies the use of the terms “and” or “or” in others. The term “or” will not be interpreted to be exclusive and the term “and” will not be interpreted to require the conjunctive (in each case, unless the context otherwise requires); (h) headings are inserted for reference only and will be ignored in construing the Articles; (i) any requirements as to delivery under the Articles include delivery in the form of an Electronic Record; (j) any requirements as to execution or signature under the Articles including the execution of the Articles themselves can be satisfied in the form of an electronic signature as defined in the Electronic Transactions Law; (k) sections 8 and 19(3) of the Electronic Transactions Law will not apply; (l) the term “clear days” in relation to the period of a notice means that period excluding the day when the notice is received or deemed to be received and the day for which it is given or on which it is to take effect; and (m) the term “holder” in relation to a Share means a person whose name is entered in the Register of Members as the holder of such Share. 2 Business of the Company 2.1 The business of the Company may be commenced as soon after incorporation of the Company as the Directors see fit. 2.2 The Directors may pay, out of the capital or any other monies of the Company, all expenses incurred in or about the formation and establishment of the Company, including the expenses of registration. Annex A-5

2.3 At all times, the Company will not, directly or indirectly, undertake any acquisition or investing activity or operate any business, except in or through the Primary Subsidiary or subsidiaries of the Primary Subsidiary. 3 Issue of Shares 3.1 Subject to the provisions of the Statute and the Articles about the redemption and purchase of the Company’s own Shares, the Directors have general and unconditional authority to allot (with or without confirming rights of renunciation), issue, grant options over or otherwise deal with any unissued Shares of the Company to such persons, at such times and on such terms and conditions as they may decide. No Share may be issued at a discount. The Company’s Shares are non-assessable. A Share will not be issued until the consideration for the Share is fully paid in money or in property or services that are not less in value than the fair equivalent of the money that the Company would have received if the Share had been issued for money. 3.2 The Company will not issue Shares to bearer. 3.3 Terms Applicable to Primary Subsidiary Units. (a) The holder of each limited partnership unit of the Primary Subsidiary designated as a “Class B Unit” (a “Primary Sub Class B Unit”) will, pursuant to the terms of and subject to the conditions of the Limited Partnership Agreement of the Primary Subsidiary, as amended from time to time (the “Primary Sub LP Agreement”), and any Exchange Agreement between the Company, the Primary Subsidiary, the general partner of the Primary Subsidiary and each person who from time to time executes an Exchange Agreement or is deemed to be a party thereto (an “Exchange Agreement”), have the right to exchange such Primary Sub Class B Unit for one fully paid and nonassessable Share or, at the option of the Primary Subsidiary, an equivalent amount of cash, in each case, on and subject to the terms and conditions set forth hereunder, in the Primary Sub LP Agreement and in the Exchange Agreement. (b) In connection with such exercise of the exchange privilege under the Primary Sub LP Agreement and the Exchange Agreement, the Company will (unless and to the extent that the Primary Subsidiary has elected in accordance with the terms and provisions of the Primary Sub LP Agreement and the Exchange Agreement to pay cash in lieu of Shares) issue to or as directed by the Primary Subsidiary a number of Shares, as requested by the Primary Subsidiary, in exchange for an equal number of limited partnership units of the Primary Subsidiary designated as “Class A Units,” which may be subdivided in accordance with the Primary Sub LP Agreement (the “Primary Sub Class A Units”) issued to the Primary Subsidiary, provided that the aggregate number of Shares issued will not exceed the number of Primary Sub Class B Units surrendered to the Primary Subsidiary by the exchanging partner of the Primary Subsidiary and the number of Primary Sub Class A Units delivered to the Company by the Primary Subsidiary. (c) Such number of Shares as may from time to time be required for exchange pursuant to the terms of this Article 3.3 will be reserved for issuance upon exchange of outstanding Primary Sub Class B Units. 3.4 All initial subscribers of Shares or other securities of the Company that are U.S. Persons (“U.S. Subscribers”) must give the Company such notice and certifications as the Directors may require upon the sale or other transfer by the U.S. Subscriber of such Shares or other securities in order to give notice to the Company as to whether such Shares or other securities have been sold to or for the account of another U.S. Person (a “U.S. Transferee”). All U.S. Transferees, whether having purchased their Shares or other securities from the U.S. Subscriber or from another U.S. Transferee, must also give the Company such certifications as the Directors may require in order to assure the Company that such U.S. Transferee is an Accredited Investor and a Qualified Purchaser and is not otherwise a Disqualified Holder and must further give the Company such notice and certifications as the Directors may require upon the sale or other transfer by such U.S. Transferee of such Shares or other securities in order to give notice to the Company as to whether such Shares or other securities have been sold to another U.S. Transferee. Annex A-6

4 Register of Members 4.1 The Company will maintain or cause to be maintained the Register of Members in accordance with the Statute. 4.2 The Directors may from time to time appoint a registrar to maintain the Register of Members and a Transfer Agent to maintain the register of transfers, which may be the same person. The Directors may determine that the Company will maintain one or more branch registers of Members in accordance with the Statute. The Directors may also determine which Register of Members will constitute the principal register and which will constitute the branch register or registers, and to vary such determination from time to time. 5 Closing Register of Members or Fixing Record Date 5.1 For the purpose of determining Members entitled to notice of, or to vote at any meeting of Members or any adjournment thereof, or Members entitled to receive payment of any Dividend or other distribution or right, or in order to make a determination of Members for any other purpose, the Directors may provide that the Register of Members will be closed for transfers for a stated period which will not in any case exceed 40 days. 5.2 In lieu of, or apart from, closing the Register of Members, the Directors may: (a) set a date as the record date for the purpose of determining Members entitled to notice of any general meeting. The record date must not precede the date on which the general meeting is to be held by more than two months or, in the case of a general meeting requisitioned by Members, by more than four months. The record date must not precede the date on which the general meeting is held by fewer than 21 days. If no record date is set, the record date is 5:00 p.m. Toronto time on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the general meeting; (b) set a date as the record date for the purpose of determining Members entitled to vote at any general meeting. The record date must not precede the date on which the general meeting is to be held by more than two months or fewer than 21 days or, in the case of a general meeting requisitioned by Members, by more than four months. If no record date is set, the record date is 5:00 p.m. Toronto time on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the general meeting. When a determination of Members entitled to vote at any meeting of Members has been made as provided in this Article, such determination will apply to any adjournment thereof; and (c) fix in advance or arrears a date, preceding by not more than 50 days the date for the payment of any Dividend or distribution or the date for the issue of any warrant or other evidence of right to subscribe for securities of the Company, as the record date for the determination of the Members entitled to receive payment for such Dividend or distribution or to exercise the right to subscribe for such securities, and notice of any such record date will be given not less than seven days before such record date in accordance with Article 40.1. 5.3 If no record date is so fixed, the record date for the determination of the Members entitled to receive payment of any Dividend or distribution or to exercise the right to subscribe for securities of the Company will be 5:00 p.m. Toronto time on the day on which the resolution relating to such dividend or distribution or right to subscribe is passed by the Directors. 6 Certificates for Shares 6.1 Every holder of one or more Shares may request, but will not be entitled to and such request may be approved or denied in the Company’s sole discretion, a share certificate stating the number and class or series of Shares or other securities of the Company held by him or her as shown on the Register of Members. Share certificates will be in such form as the Directors will from time to time approve and will bear any legends as required by law or otherwise determined to be appropriate by the Directors. Any share certificate will be signed in accordance with Article 35.4; it need not be under the corporate Annex A-7 seal. The signature of one or more of the signing officers may be printed or mechanically reproduced upon share certificates. Every printed or mechanically reproduced signature will for all purposes be deemed to be a signature binding upon the Company. Unless the Directors otherwise determine, certificates representing Shares in respect of which a Transfer Agent or registrar, as the case may be, has been appointed will not be valid unless countersigned by or on behalf of such Transfer Agent or registrar. In the case of share certificates which are not valid unless countersigned by or on behalf of a Transfer Agent or registrar, the signature of any one or more signing officers may be printed or mechanically reproduced upon share certificates and every such printed or mechanically reproduced signature will for all purposes be deemed to be a signature binding upon the Company. Notwithstanding any change in the persons holding office between the time of signing and the issuance of any certificate, and notwithstanding that a person may not have held office at the date of issuance of such certificate, any such certificate so signed will be valid and binding upon the Company. 6.2 In the event that Shares or other securities of the Company are jointly held by more than one person, delivery of a certificate to one joint holder will be a sufficient delivery to all of them. 6.3 If a share certificate is defaced, worn out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and on the payment of such expenses reasonably incurred by the Company in investigating evidence, as the Directors may prescribe, and (in the case of defacement or wearing out) upon delivery of the old certificate. 6.4 Every share certificate sent in accordance with the Articles will be sent at the risk of the Member or other person receiving the certificate. The Company will not be responsible for any share certificate lost or delayed in the course of delivery. 7 Transfer of Shares 7.1 Subject to Article 7.3, Shares are transferable subject to the approval by resolution of the Directors who may, in their absolute discretion, decline to register any transfer of Shares without giving any reason. If the Directors refuse to register a transfer, they will notify the transferee within two months of such refusal. 7.2 The instrument of transfer of any Share must be in writing and must be executed by or on behalf of the transferor (and if the Directors so require, signed by or on behalf of the transferee). The transferor will be deemed to remain the holder of a Share until the name of the transferee is entered in the Register of Members. 7.3 For so long as the Company is a Public Company, the Shares (other than those held by U.S. Subscribers, U.S. Transferees or Disqualified Holders) will be freely transferable in any usual or common form approved by the Directors. 7.4 Without prejudice to Article 7.1 or Article 7.2, and notwithstanding Article 7.3 or anything in these Articles to the contrary: (a) The Directors may in their sole discretion and without assigning any reason therefor decline to register any person as a holder of a Share or other securities of the Company unless there has been furnished to them a declaration (in such form as the Directors may from time to time prescribe), together with such evidence as the Directors may require of the authority under which any such declaration may have been signed, stating whether or not such person is a Disqualified Holder and whether or not, upon registration of such Share or other securities of the Company in the relevant name or names, any Disqualified Holder is or will be interested in such Share or other securities of the Company. The Directors may in any case where they may consider appropriate require such person to provide such evidence or give such information as to the matters referred to in the declaration as they think fit, and may decline to register any person as a holder of a Share or other security of the Company if such further evidence or information is not provided or given. (b) The Directors may at any time give notice in writing to the holder (or to any or each one of joint holders) of a Share or other security of the Company requiring it within such reasonable Annex A-8 period as may be specified in the notice to show to Directors’ satisfaction whether or not a Disqualified Holder is interested in such Share or other security of the Company. If within 14 days after the giving of such notice (or such extended time as in all the circumstances the Directors consider reasonable or shorter period as may be required to comply with law or avoid a disadvantage to the Company) they are not so satisfied, the Directors may declare that a Disqualified Holder is interested in such Share or other security of the Company. (c) If it comes to the attention of the Directors that any Shares or other securities of the Company are owned directly or beneficially by any Disqualified Holder (such Shares or other securities, “Disqualifiable Securities”), or the Directors have declared that a Disqualified Holder is interested in any Shares or other securities of the Company (such Shares or other securities also constituting Disqualifiable Securities), then the Directors will serve written notice (a “Transfer Notice”) on a registered holder of Disqualifiable Securities and on any other person who appears to them to be a Disqualified Holder (or any one of such persons where Disqualifiable Securities are registered in joint names) in relation to those Disqualifiable Securities calling for a Required Disposal to be made within 14 days of the service of the Transfer Notice on the registered holder (or such extended time as in all the circumstances the Directors consider reasonable or shorter period as may be required to comply with law or avoid a disadvantage to the Company). The registered holder of the Disqualifiable Securities and any other person on whom a Transfer Notice is served may make representations to the Directors in such manner and detail as the Directors deem appropriate to the effect that no Disqualified Holder is interested in relation to such Shares or other securities of the Company. The Directors may extend the period in which a Transfer Notice is required to be complied with and may withdraw any Transfer Notice (whether before or after the expiration of the period referred to) if it appears to them that there is no Disqualified Holder in relation to the Shares or other securities of the Company concerned. Upon the giving of a Transfer Notice and save for the purpose of a Required Disposal, no transfer of any Disqualifiable Securities subject to a Transfer Notice (or any interest therein) may be made until either the Transfer Notice has been withdrawn or a Required Disposal has been made to the satisfaction of the Directors and registered. (d) If a Transfer Notice served under Article 7.4(c) has not been complied with in all respects to the satisfaction of the Directors and has not been withdrawn, the Directors may in their sole discretion, so far as they are able, arrange for a Required Disposal to be made at the best price reasonably obtainable at the relevant time and will give written notice within such reasonable time as the Directors may determine of such disposal to the former registered holder. The manner, timing and terms under which any such Required Disposal is made or sought to be made by the Directors (including the price or prices at which the same is made and the extent to which assurance is obtained that no transferee is or would become a Disqualified Holder) will be such as the Directors determine, based upon advice from financial or legal counsel or other appropriate persons consulted by them for the purpose, to be reasonably practicable having regard to all the circumstances (including the number of Disqualifiable Securities to be disposed of and the requirement for the disposal be made without delay), and the Directors will not be liable for any of the consequences of reliance on such advice. (e) For the purpose of a Required Disposal under Article 7.4(d), the Directors may appoint any person to execute as transferor an instrument of transfer in favour of the transferee and may enter the name of the transferee in respect of the transferred Disqualifiable Securities in the Register of Members notwithstanding the absence of any Share or other security certificate and such instrument of transfer will be as effective as if it had been executed by the registered holder and the title of the transferee will not be affected by any irregularity or invalidity in the proceedings relating thereto. The Company may instruct a broker to sell the relevant Disqualifiable Securities at the best price reasonably obtainable at the time of sale to any one or more Eligible Transferees. To give effect to a sale, the Directors may authorise in writing the Transfer Agent to transfer the relevant Disqualifiable Securities on behalf of the holder thereof (or any person who is automatically entitled to the Shares by transmission or by law) or to cause the transfer of the Disqualifiable Securities to the Eligible Transferee, and in relation Annex A-9 to an uncertificated security, may require the Transfer Agent to convert the security into certificated form and an instrument of transfer executed by that person will be as effective as if it had been executed by the holder of, or the person entitled by transmission to, the relevant Disqualifiable Securities. An Eligible Transferee is not bound to see the application of the purchase money and the title of the Eligible Transferee is not affected by any irregularity in or invalidity of the proceedings connected to the sale. The net proceeds of a Required Disposal will be received by the Company (whose receipt will be a good discharge for the purchase money) and will be held on trust for and paid (together with interest at such rate as the Directors deem appropriate) to the former registered holder (or, in the case of joint holders, the first named joint holder thereof in the Register of Members), upon surrender by him or her or on his or her behalf of any certificate in respect of the Shares or other securities sold and formerly held by him or her. When a Required Disposal is made as aforesaid the Directors will notify the former registered holder of the Shares or other securities of the Company disposed of and inform him or her that such net proceeds of the Required Disposal will be paid to him or her upon surrender by him or her or on his or her behalf of any certificate in respect of the Shares or other securities concerned. The Company may register or cause the registration of the Eligible Transferee as holder of the relevant Shares or other securities and thereupon the Eligible Transferee will become absolutely entitled thereto. (f) On and after the date of a Transfer Notice, and until registration of the Required Disposal or withdrawal of the Transfer Notice, any rights and privileges attaching to the Disqualifiable Securities will be suspended and not capable of exercise other than as specifically set forth in this Article 7.4(f). A registered holder of a Disqualifiable Security on whom a Transfer Notice has been served under Article 7.4(c) will not in respect of that Share or other security of the Company be entitled, until such time as the Transfer Notice either has been complied with to the satisfaction of the Directors or withdrawn, to attend or vote in person or, except as follows, by proxy, at any meeting of Members, and any such registered holder will be deemed to have appointed the chairman of any such meeting as his or her proxy in respect of the rights to attend and to demand and vote on a poll attached to the Disqualifiable Security. The manner in which the chairman exercises or refrains from exercising any such right will be entirely at his or her discretion. The chairman of any such meeting as aforesaid will be informed by the Directors of any Share or other security becoming or being deemed to be a Disqualifiable Security. (g) Subject to the provisions of this Article 7.4 and to the delivery of all required certifications the Directors will, unless any Director has any reason to believe otherwise, be entitled to assume without enquiry that no Shares or other securities are Disqualifiable Securities and that no person is a Disqualified Holder. (h) The Directors will not be obliged to serve any notice required under this Article 7.4 upon any person if they know neither his or her identity nor his or her address. The absence of service in such circumstances as aforesaid and any accidental error in or failure to give any notice to any person upon whom notice is required to be served under this Article 7.4 will not prevent the implementation of or invalidate any procedure under this Article 7.4. Subject as aforesaid, the provisions of Article 40 dealing with the service of notices will apply to this Article 7.4. (i) In exercising their powers under this Article 7.4 in respect of Disqualifiable Securities, the Directors will, so far as practicable and determined by the Directors to be equitable, have regard to the order of the date (insofar as the Directors are able to determine) in which such Shares or other securities of the Company became Disqualifiable Securities and/or the relative number of Disqualifiable Securities held or owned beneficially by each Disqualified Holder. (j) The Directors will, so long as they act reasonably and in good faith, be under no liability to the Company or to any other person for failing to treat any Share or other security of the Company as a Disqualifiable Security or any person as a Disqualified Holder in accordance with the provisions of this Article 7.4, and neither will the Directors be liable to the Company or any other person if, having acted reasonably and in good faith, they determine erroneously that any Share or other security of the Company is a Disqualifiable Security, or any person Annex A-10 is a Disqualified Holder, or on the basis of such determination or any other determination or resolution of the Directors, they perform or exercise (or purport to perform or exercise) their duties, powers, rights or discretions under this Article 7.4 in relation to such Share or other security of the Company. 7.5 Other than in the case of initial subscribers of Shares or other securities of the Company to be issued by the Company, a person may not acquire Shares, either as part of an initial distribution of Shares or subsequently, if such person is, or is acting on behalf of or with the assets of, a U.S. Benefit Plan Investor. Each purchaser and transferee of Shares will be deemed to represent, warrant and covenant, to and for the benefit of the Company and the Directors, it is not, and is not acting on behalf of or with the assets of, a U.S. Benefit Plan Investor. 7.6 A person who becomes aware that his or her owning directly or beneficially of Shares or other securities of the Company will be or is likely to be a holding of Disqualifiable Securities will forthwith, unless he or she has already received a Transfer Notice, either transfer the Shares to one or more Eligible Transferees or give a request in writing to the Directors for the issue of a Transfer Notice. Every such request must, in the case of certificated securities, be accompanied by the certificate(s) for the securities to which it relates. 7.7 The Directors will not be required to give any reasons for any decision, determination or declaration taken or made in accordance with this Article 7. The exercise of the powers conferred by this Article may not be questioned or invalidated in any case on the ground that there was insufficient evidence of direct or beneficial ownership or holding of securities by any person or that the true direct or beneficial owner or holder of any securities was otherwise than as appeared to the Directors at the relevant date provided that the said powers have been exercised in good faith. 8 Redemption, Repurchase and Surrender of Shares 8.1 Subject to the provisions of the Statute the Company may issue Shares that are to be redeemed or are liable to be redeemed at the option of the Member or the Company. The redemption of such Shares will be effected in such manner and upon such other terms as the Company may, by Special Resolution, determine before the issue of the Shares. 8.2 Subject to the provisions of the Statute, the Company may purchase its own Shares (including any redeemable Shares) in such manner and on such other terms as the Directors may agree with the relevant Member. 8.3 The Company may make a payment in respect of the redemption or purchase of its own Shares in any manner permitted by the Statute, including out of capital. 8.4 The Directors may accept the surrender for no consideration of any fully paid Share. 9 Treasury Shares 9.1 The Directors may, prior to the purchase, redemption or surrender of any Share, determine that such Share will be held as a Treasury Share. 9.2 The Directors may determine to cancel a Treasury Share or transfer a Treasury Share on such terms as they think proper (including, without limitation, for nil consideration). 10 Variation of Rights of Shares 10.1 If at any time the share capital of the Company is divided into different classes of Shares, all or any of the rights attached to any class (unless otherwise provided by the terms of issue of the Shares of that class) may, whether or not the Company is being wound up, be varied with the consent in writing of the holders of not less than two-thirds of the issued Shares of that class, or with the sanction of a resolution passed by a majority of not less than two-thirds of the votes cast at a separate meeting of the holders of the Shares of that class. To any such meeting all the provisions of the Articles relating to general meetings will apply mutatis mutandis. Annex A-11

10.2 For the purposes of a separate class meeting, the Directors may treat two or more or all the classes of Shares as forming one class of Shares if the Directors consider that such class of Shares would be affected in the same way by the proposals under consideration, but in any other case will treat them as separate classes of Shares. 10.3 The rights conferred upon the holders of the Shares of any class issued with preferred or other rights will not, unless otherwise expressly provided by the terms of issue of the Shares of that class, be deemed to be varied by the creation or issue of further Shares ranking pari passu therewith. 11 Commission on Sale of Shares The Company may, from time to time, in so far as the Statute permits, pay a reasonable commission to any person in consideration of his or her subscribing or agreeing to subscribe (whether absolutely or conditionally) or procuring or agreeing to procure subscriptions (whether absolutely or conditionally) for any Shares. Such commissions may be satisfied by the payment of cash or the issue of fully paid-up Shares. The Company may also on any issue of Shares pay such brokerage as may be lawful. 12 Non-Recognition of Trusts The Company will not be bound by or compelled to recognise in any way (even when notified) any equitable, contingent, future or partial interest in any Share, or (except only as is otherwise provided by the Articles or the Statute) any other rights in respect of any Share other than an absolute right to the entirety thereof in the holder. 13 Transmission of Shares 13.1 If a Member dies, the survivor or survivors (where he or she was a joint holder) or his or her legal personal representatives (where he or she was a sole holder) will be the only persons recognised by the Company as having any title to his or her Shares. 13.2 Any person becoming entitled to a Share in consequence of the death or bankruptcy or liquidation or dissolution of a Member (or in any other way than by transfer) may, upon such evidence being produced as may be required by the Directors, elect, by a notice in writing sent by him or her to the Company, either to become the holder of such Share or to have some person nominated by him or her registered as the holder of such Share provided that such person is not a Disqualified Holder. If he or she elects to have another person registered as the holder of such Share he or she will sign an instrument of transfer of that Share to that person. The Directors will, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the relevant Member before his or her death or bankruptcy or liquidation or dissolution, as the case may be. 13.3 A person becoming entitled to a Share by reason of the death or bankruptcy or liquidation or dissolution of a Member (or in any other case than by transfer) will, provided that he or she is not a Disqualified Holder, be entitled to the same Dividends, other distributions and other advantages to which he or she would be entitled if he or she were the holder of such Share. However, he or she will not, before becoming a Member in respect of a Share, be entitled in respect of it to exercise any right conferred by membership in relation to general meetings of the Company and the Directors may at any time give notice requiring any such person to elect either to be registered himself or herself or to have some person nominated by him or her be registered as the holder of the Share (but the Directors will, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the relevant Member before his or her death or bankruptcy or liquidation or dissolution or any other case than by transfer, as the case may be). If the notice is not complied with within 90 days of being received or deemed to be received (as determined pursuant to the Articles) the Directors may thereafter withhold payment of all Dividends, other distributions, bonuses or other monies payable in respect of the Share until the requirements of the notice have been complied with. Annex A-12

14 Amendments of Memorandum and Articles of Association and Alteration of Capital 14.1 The following actions will only be taken by the Company if approved by Special Resolution: (a) increase its share capital by such sum as the Special Resolution will prescribe and with such rights, priorities and privileges annexed thereto, as the Company in general meeting may determine; (b) consolidate and divide all or any of its share capital into Shares of larger amount than its existing Shares; (c) by subdivision of its existing Shares or any of them divide the whole or any part of its share capital into Shares of smaller amount than is fixed by the Memorandum or into Shares without par value; (d) cancel any Shares that at the date of the passing of the Special Resolution have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the Shares so cancelled; (e) change its name; (f) alter or add to the Articles; (g) alter or add to the Memorandum with respect to any objects, powers or other matters specified therein; and (h) reduce its share capital or any capital redemption reserve fund. All new Shares created in accordance with the provisions of the preceding Article will be subject to the same provisions of the Articles with reference to the payment of liens, transfer, transmission, forfeiture and otherwise as the Shares in the original share capital. 14.1 The Company will not take any action to convert Shares into stock. 14.2 For as long as the Company is a reporting issuer, as defined in applicable Canadian securities laws, or the equivalent in any jurisdiction in Canada and has any of its securities traded on or through the facilities of a Canadian securities exchange (each, an “Exchange”), the Company will seek prior written approval from the applicable Exchange prior to amending the Memorandum or Articles. 15 Offices and Places of Business Subject to the provisions of the Statute, the Company may by resolution of the Directors change the location of its Registered Office. The Company may, in addition to its Registered Office, maintain such other offices or places of business as the Directors determine. 16 General Meetings 16.1 All general meetings other than annual general meetings will be called extraordinary general meetings. The Directors may call general meetings. 16.2 Unless an annual general meeting is deferred or waived in accordance with the Articles, the Company must hold a general meeting of Members as its annual general meeting at least once in each calendar year and, in any event, not more than 15 months after the last annual general meeting, and the Directors will specify the meeting as such in the notices calling it for the purpose of considering the financial statements and reports to be placed before the annual general meeting, electing directors, appointing auditors and for the transaction of such other business as may properly be brought before the annual general meeting. Any annual general meeting will be held at such time and place as the Directors may determine. At these meetings the report of the Directors (if any) and the audited accounts of the Company for the prior financial year, as required under Article 38.3, will be presented. 16.3 Members referred to in Article 16.4 may requisition an extraordinary general meeting for the purpose of transacting any business that may be transacted at a general meeting. Annex A-13

16.4 A requisition by Members under this Article 16: (a) may be made by at least two Members who, at the date on which the requisition is received by the Company, hold in the aggregate more than twenty percent in par value of the issued Shares which as at that date carry the right to vote at general meetings of the Company; (b) must, in 1,000 words or less, state the business to be transacted at the extraordinary general meeting, including any special resolution to be submitted to the extraordinary general meeting; (c) must be signed by, and include the names and mailing addresses of, all of the requisitioning Members; (d) may be made in a single record or may consist of several records, in similar form and content, each of which is signed by one or more of the requisitioning Members; and (e) must be delivered to the delivery address of, or mailed by registered mail to the mailing address of, the Registered Office. 16.5 If a requisition under this Article 16 consists of more than one record, the requisition is received by the Company on the first date by which the Company has received requisition records that comply with Article 16.4 from Members who, in the aggregate, hold at least the number of Shares necessary to qualify under Article 16.4(a). 16.6 On receiving a requisition that complies with Article 16.4, the Directors will call an extraordinary general meeting to be held not more than four months after the date on which the requisition is received by the Company to transact the business stated in the requisition and must, subject to Article 16.8: (a) send notice of the date, time and location of that extraordinary general meeting at least the prescribed number of days, but not more than four months, before the extraordinary general meeting: (i) to each Member entitled to attend the extraordinary general meeting; and (ii) to each Director; and (b) send, in accordance with Article 16.7, to the persons entitled to notice of the extraordinary general meeting, the text of the requisition referred to in Article 16.4(b). 16.7 The text referred to in Article 16.4(b) must be sent: (a) in, or within the time set for the sending of, the notice of the requisitioned meeting; or (b) in the Company’s information circular or equivalent, if any, sent in respect of the requisitioned meeting. 16.8 The Directors need not comply with Article 16.6 if: (a) the directors have called a general meeting to be held after the date on which the requisition is received by the Company and have sent notice of that meeting in accordance with these Articles; (b) substantially the same business was submitted to Members to be transacted at a general meeting that was held not more than the prescribed period before the receipt of the requisition, and any resolution to transact that business at that earlier meeting did not receive the prescribed amount of support; (c) it clearly appears that the business stated in the requisition does not relate in a significant way to the business or affairs of the Company; (d) it clearly appears that the primary purpose for the requisition is: (i) securing publicity; or Annex A-14

(ii) enforcing a personal claim or redressing a personal grievance against the Company or any of its Directors, officers or security holders; (e) the business stated in the requisition has already been substantially implemented; (f) the business stated in the requisition, if implemented, would cause the Company to commit an offence; or (g) the requisition deals with matters beyond the Company’s power to implement. 16.9 If the Directors do not, within 21 days after the date on which the requisition is received by the Company, send notice of an extraordinary general meeting, the requisitioning Members, or any one or more of them holding, in the aggregate, more than two and a half percent in par value of the issued Shares which as at that date carry the right to vote at general meetings of the Company, may send notice of an extraordinary general meeting to be held to transact the business stated in the requisition. 16.10 An extraordinary general meeting called under Article 16.9 by the requisitioning Members must: (a) be called in accordance with Article 16.4; (b) be held within four months after the date on which the requisition is received by the Company; and (c) as nearly as possible, be conducted in the same manner as an extraordinary general meeting called by the Directors. 16.11 Unless the Members resolve otherwise by an Ordinary Resolution at the extraordinary general meeting called, under Article 16.9, by the requisitioning Members, the Company will not reimburse the requisitioning Members for the expenses actually and reasonably incurred by them in requisitioning, calling and holding that extraordinary general meeting. 17 Notice of General Meetings 17.1 At least 21 days’ notice will be given of any general meeting. Every notice will specify the place, the day and the hour of the meeting and the general nature of the business to be conducted at the general meeting and will be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company. 17.2 The accidental omission to give notice of a general meeting to, or the non-receipt of notice of a general meeting by, any person entitled to receive such notice will not invalidate the proceedings of that general meeting. 17.3 If the Members will consider any special business, as defined below in Article 17.4, at any general meeting, the notice of meeting must: (a) state the general nature of the special business; and (b) if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document will be available for inspection by Members: (i) at the Company’s principal office, or at such other reasonably accessible location as is specified in the notice; and (ii) during statutory business hours on any one or more specified days before the day set for the holding of the meeting. 17.4 At any general meeting of Members, the following business is special business: (a) at a meeting of Members that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting; and Annex A-15

(b) at an annual general meeting, all business is special business except for the following: (i) business relating to the conduct of or voting at the meeting; (ii) consideration of any financial statements of the Company presented to the meeting; (iii) consideration of any reports of the Directors or auditor; (iv) the setting or changing of the number of Directors; (v) the election or appointment of Directors; (vi) the appointment of an auditor; (vii) the setting of the remuneration of an auditor; and (viii) any other business which, under these Articles, may be transacted at a meeting of Members without prior notice of the business being given to the Members. 18 Proceedings at General Meetings 18.1 No business will be transacted at any general meeting unless a quorum is present. Two or more Members holding at least 25% in par value of the Shares entitled to vote at such general meeting being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorised representative or proxy will be a quorum. 18.2 A person may participate at a general meeting by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other. Participation by a person in a general meeting in this manner is treated as presence in person at that meeting. 18.3 A resolution (including a Special Resolution) in writing (in one or more counterparts) signed by or on behalf of all of the Members for the time being entitled to receive notice of and to attend and vote at general meetings (or, being corporations or other non-natural persons, signed by their duly authorised representatives) will be as valid and effective as if the resolution had been passed at a general meeting of the Company duly convened and held. 18.4 If a quorum is not present within half an hour from the time appointed for the meeting to commence or if during such a meeting a quorum ceases to be present, the meeting, if convened upon a Members’ requisition, will be dissolved and in any other case it will stand adjourned to the same day in the next week at the same time and/or place or to such other day, time and/or place as the Directors may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting to commence, the Members present will be a quorum. 18.5 The chairman of any meeting will be the first mentioned of such of the following officers as have been appointed and who is present at the meeting: chairman of the board, chief executive officer, president or a vice-president who is a Member. If no such officer is present within 15 minutes from the time fixed for holding the meeting, the persons present and entitled to vote will choose one of their number to be chairman. If the Secretary of the Company is absent, the chairman will appoint some person, who need not be a Member, to act as secretary of the meeting. If desired, one or more scrutineers, who need not be Members, may be appointed by a resolution or by the chairman with the consent of the meeting. 18.6 The chairman may, with the consent of a meeting at which a quorum is present (and must if so directed by the meeting) adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. 18.7 When a general meeting is adjourned for 30 days or more, notice of the adjourned meeting will be given as in the case of an original meeting. Otherwise it will not be necessary to give any such notice of an adjourned meeting. Annex A-16

18.8 A resolution put to the vote of the meeting will be decided on a poll. 18.9 Except on a poll demanded on the election of a chairman or on a question of adjournment, a poll will be taken as the chairman directs, and the result of the poll will be deemed to be the resolution of the general meeting at which the poll was demanded. 18.10 A poll demanded on the election of a chairman or on a question of adjournment will be taken forthwith. A poll demanded on any other question will be taken at such date and time being within seven days of such demand, and at such place as the chairman of the general meeting directs, and any business other than that upon which a poll has been demanded or is contingent thereon may proceed pending the taking of the poll. 18.11 In the case of an equality of votes, the chairman will not be entitled to a second or casting vote. 19 Votes of Members 19.1 Subject to Article 19.2 and to any rights or restrictions attached to any Shares, every Member present in any such manner will have one vote for every Share of which he or she is the holder. 19.2 In respect of any Member Resolution, each Member holding Shares will be required to certify that, at the time of the general meeting (or any adjournment thereof) at which the relevant Member Resolution is proposed, or in the case of a Member Resolution that is proposed as a written resolution at the time of signifying its agreement to the proposed written resolution: (i) it is not a U.S. resident; and (ii) to the extent that it holds Shares for the account or benefit of any other person, such person is not a U.S. resident, provided that each Member will certify the extent to which Shares it owns beneficially are owned beneficially for U.S. residents and to which Shares it holds are owned beneficially for persons that are not U.S. residents. (a) Each Member holding Shares that does not certify at the relevant time in a manner satisfactory to the Directors, in their absolute discretion, that: (i) it is not a U.S. resident; and (ii) to the extent that it holds Shares for the account or benefit of any other person, such person is not a U.S. resident, is referred to in this Article 19.2 as a “Non-Certifying Shareholder,” provided that to the extent that a certifying Member holds Shares for the benefit of one or more persons that are U.S. residents and one or more persons that are not U.S. residents, that Member will be a Non-Certifying Shareholder with respect to the Shares that it owns beneficially for the U.S. residents and not a Non-Certifying Shareholder with respect to the Shares that it owns beneficially for the persons that are not U.S. residents. (b) For the purposes of calculating the number of votes that all Non-Certifying Shareholders, whether or not actually voting, are entitled to cast on a Member Resolution, if and to the extent that, in the absence of this Article: A > (49 ÷ 100) × C, then “A” will be reduced to “D” such that “D” is the whole number nearest to but not exceeding: B × (49 ÷ 51). (c) Where the aggregate number of votes actually cast by Non-Certifying Shareholders (whether on a poll or on a written resolution) “for” and “against” the relevant Member Resolution, when added to the number of votes withheld by Non-Certifying Shareholders in respect of such Member Resolution, exceeds “D,” then the number of: (i) votes cast “for;” (ii) votes cast “against;” and (iii) votes withheld in respect of such Member Resolution by Non-Certifying Shareholders will each be reduced pro rata until the aggregate number of votes “for,” votes “against” and votes withheld in respect of such Member Resolution by Non-Certifying Shareholders is equal to “D.” Where the aggregate number of votes actually cast (whether on a poll or on a written resolution) and votes withheld, in each case by Non-Certifying Shareholders, is equal to or less than “D,” then each of such votes or votes withheld (as applicable) will be counted and no reduction will occur. Annex A-17

(d) For the purposes of the foregoing: (i) “A” equals the aggregate total of votes that all Non-Certifying Shareholders, whether or not actually voting, are entitled to cast, whether on a poll or on a written resolution, on the relevant Member Resolution prior to the operation of this Article; (ii) “B” equals the aggregate total of votes that all Members holding Shares who are not Non-Certifying Shareholders, whether or not actually voting, are entitled to cast, whether on a poll or on a written resolution, on the relevant Member Resolution; (iii) “C” equals “A” plus “B;” and (iv) “D” equals the aggregate total of votes that Non-Certifying Shareholders whether or not actually voting, are entitled to cast, whether on a poll or on a written resolution, on the relevant Member Resolution, following the operation of this Article. 19.3 The Directors may specify such other requirements or vary the requirements of Article 19.2 as they in their discretion consider necessary or appropriate to give effect to the restrictions set out in Article 19.2. 19.4 In the case of joint holders the vote of the senior holder who tenders a vote, whether in person or by proxy (or, in the case of a corporation or other non-natural person, by its duly authorised representative or proxy), will be accepted to the exclusion of the votes of the other joint holders, and seniority will be determined by the order in which the names of the holders stand in the Register of Members. 19.5 A Member of unsound mind, or in respect of whom an order has been made by any court, having jurisdiction in lunacy, may vote, by his or her committee, receiver, curator bonis, or other person on such Member’s behalf appointed by that court, and any such committee, receiver, curator bonis or other person may vote by proxy. 19.6 No person will be entitled to vote at any general meeting unless he or she is registered as a Member on the record date for such. 19.7 Without limitation on Article 19.2, no objection will be raised as to the qualification of any voter except at the general meeting or adjourned general meeting at which the vote objected to is given or tendered and every vote not disallowed at the meeting will be valid. Any objection made in due time in accordance with this Article will be referred to the chairman whose decision will be made in good faith and will be final and conclusive. 19.8 Without limitation on Article 19.2, on a poll, votes may be cast either personally or by proxy (or in the case of a corporation or other non-natural person by its duly authorised representative or proxy). A Member may appoint more than one proxy or the same proxy under one or more instruments to attend and vote at a meeting. Where a Member appoints more than one proxy the instrument of proxy will specify the number of Shares in respect of which each proxy is entitled to exercise the related votes. 19.9 Without limitation on Article 19.2, on a poll, a Member holding more than one Share need not cast the votes in respect of his or her Shares in the same way on any resolution and therefore may vote a Share or some or all such Shares either for or against a resolution and/or abstain from voting a Share or some or all of the Shares and, subject to the terms of the instrument appointing him or her, a proxy appointed under one or more instruments may vote a Share or some or all of the Shares in respect of which he or she is appointed either for or against a resolution and/or abstain from voting a Share or some or all of the Shares in respect of which he or she is appointed. 20 Proxies 20.1 The instrument appointing a proxy must be in writing and must be executed under the hand of the appointor or of his or her attorney duly authorised in writing, or, if the appointor is a corporation or other non-natural person, under the hand of its duly authorised representative. A proxy need not be a Member. Annex A-18

20.2 The Directors may, in the notice convening any meeting or adjourned meeting, or in an instrument of proxy sent out by the Company, specify the manner by which the instrument appointing a proxy will be deposited and the place and the time (being not later than the time appointed for the commencement of the meeting or adjourned meeting to which the proxy relates) at which the instrument appointing a proxy will be deposited. In the absence of any such direction from the Directors in the notice convening any meeting or adjourned meeting or in an instrument of proxy sent out by the Company, the instrument appointing a proxy will be deposited physically at the Registered Office not less than 48 hours before the time appointed for the meeting or adjourned meeting to commence at which the person named in the instrument proposes to vote. 20.3 The chairman may in any event at his or her discretion declare that an instrument of proxy will be deemed to have been duly deposited. An instrument of proxy that is not deposited in the manner permitted, or which has not been declared to have been duly deposited by the chairman, will be invalid. 20.4 The instrument appointing a proxy may be in any usual or common form (or such other form as the Directors may approve) and may be expressed to be for a particular meeting or any adjournment thereof or generally until revoked. An instrument appointing a proxy will be deemed to include the power to demand or join or concur in demanding a poll. 20.5 Votes given in accordance with the terms of an instrument of proxy will be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the Share in respect of which the proxy is given unless notice in writing of such death, insanity, revocation or transfer was received by the Company at the Registered Office before the commencement of the general meeting, or adjourned meeting at which it is sought to use the proxy. 21 Corporate Members Any corporation or other non-natural person that is a Member may in accordance with its constitutional documents, or in the absence of such provision by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of Members, and the person so authorised will be entitled to exercise the same powers on behalf of the corporation which he or she represents as the corporation could exercise if it were an individual Member. The Directors may require such evidence as they consider necessary in order to confirm the due authorisation of any such representative. 22 Shares That May Not Be Voted Shares in the Company that are beneficially owned by the Company will not be voted, directly or indirectly, at any meeting and will not be counted in determining the total number of outstanding Shares at any given time. 23 Directors There will be a board of Directors consisting of not less than three persons; provided that, at all times, a majority of the Directors must be persons that are not U.S. citizens or residents. If not otherwise determined by the Members by Ordinary Resolution, the numbers of Directors will be set from time to time by resolution of the directors, subject to the foregoing minimum number of directors. There will be no maximum number of directors. 24 Nomination of Directors 24.1 For purposes of this Article 24: (a) “Applicable Meeting of Members” means such annual or extraordinary general meeting of the Members at which one or more persons are nominated for election to the board by a Nominating Member; Annex A-19

(b) “owned beneficially” or “owns beneficially” means, in connection with the ownership of Shares by a person, any such Shares which such person owns legally or beneficially at the applicable time; and (c) “public announcement” means disclosure in a press release or other public announcement disseminated in a manner that satisfies the requirements for dissemination of news releases or Company announcements pursuant to the rules of each securities exchange or quotation service on or through which the Company or its Shares is or are listed or quoted (other than a listing or quotation that has arisen without the consent of the Company), or in a document publicly filed by the Company or its agents as required under securities laws applicable to the Company. 24.2 Subject only to the Statute, only persons who are nominated in accordance with the following procedures will be eligible for election as Directors of the Company. Nominations of persons for election as directors of the Company may be made at any annual general meeting of the Members or any extraordinary general meeting of the Members (but only if the election of Directors is a matter specified in the notice of meeting given by or at the direction of the person calling such extraordinary general meeting) either: (a) by or at the direction of the board of Directors or the chairman of the board of Directors, including pursuant to a notice of meeting; or (b) by or at the direction or request of one or more Members (a “Nominating Member”) pursuant to a requisition by Members of an extraordinary general meeting made in accordance with Article 16. 24.3 To be eligible to be a candidate for election as a Director and to be duly nominated, a candidate must be nominated in the manner prescribed in this Article 24 and the candidate for nomination, whether nominated by the board of Directors, the chairman of the board of Directors or by any other manner, must have previously delivered to the Secretary of the Company at the Registered Office, not less than five days prior to the date of the Applicable Meeting of Members, a written consent to act as a Director. 24.4 No person will be eligible for election as a Director unless nominated in accordance with the provisions of this Article 24; provided, however, that nothing in this Article 24 will be deemed to preclude discussion by a Member (as distinct from nominating Directors) at a meeting of Members of any matter in respect of which it would have been entitled to submit a proposal pursuant to these Articles and applicable laws. The chair of a meeting of Members will have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination will be disregarded. 24.5 For a nomination to be made by a Nominating Member, such person must have given proper notice of the nomination in written form to the Secretary of the Company at the Registered Office of the Company in accordance with this Article 24. To be in proper written form, a Nominating Member’s notice to the Secretary of the Company under this Article 24.5 must set forth as to each person whom the Nominating Member proposes to nominate for election as a Director at the extraordinary general meeting: (a) the name, age, business address, citizenship and residence address of the person; (b) the principal occupation or employment of the person; (c) the class or series and number of shares in the capital of the Company which are controlled or which are owned beneficially or of record by the person as of the record date for the Applicable Meeting of Members (if such date will then have been made publicly available and will have occurred) and as of the date of such notice; (d) a statement as to whether and how such person would be “independent” of the Company, if elected as a Director, in accordance with any criteria applicable to the Directors, including any criteria applying to a determination of the independence of Directors that were described by the Company in its most recent circular or other communication to Members in connection with the most recent Applicable Meeting of Members, and the reasons and basis for such determination; (e) a questionnaire to be completed by the nominee in the form determined by the board of Directors; Annex A-20 and (f) any other information relating to the person that may be required by the board of Directors or would be required to be disclosed in a circular or other communication to Members in connection with solicitations of proxies for election of Directors pursuant to the Statute, applicable securities laws and other applicable laws. For the avoidance of doubt and notwithstanding Section 16.7(b), the contents of this notice of nomination will not need to be included on the Company’s information circular or proxy card. 24.6 Notwithstanding any other provision to this Article 24, notice or any delivery given to the Secretary of the Company pursuant to this Article 24 may only be given by personal delivery, facsimile transmission or by email (provided that the Secretary of the Company has stipulated an email address for purposes of this notice, at such email address as stipulated from time to time), and will be deemed to have been given and made only at the time it is served by personal delivery, emailed (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received) to the Secretary at the address of the Registered Office; provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. (Toronto time) on a day which is a business day, then such delivery or electronic communication will be deemed to have been made on the subsequent day that is a business day. 24.7 Notwithstanding the provisions of this Article 24: (a) for the first annual general meeting of the Members following the registration of the Company in the Cayman Islands, the board shall nominate Mr. Michael Novogratz (the “Founder”) for election as a director; and (b) for so long as the Founder owns, directly or indirectly, 25% of the total outstanding Shares (assuming for such purposes the conversion of all Class B Units to Shares), the board shall nominate the Founder for election as a director at each annual general meeting of the Members. 25 Powers of Directors 25.1 Subject to the provisions of the Statute, the Memorandum and the Articles and to any directions given by Special Resolution, the business of the Company will be managed by the Directors who may exercise all the powers of the Company, provided that no transaction or series of transactions resulting in the sale, lease or other disposal of all or substantially all of the assets or undertaking of the Company may be completed without the approval of a Special Resolution. No alteration of the Memorandum or Articles and no such direction will invalidate any prior act of the Directors which would have been valid if that alteration had not been made or that direction had not been given. A duly convened meeting of Directors at which a quorum is present may exercise all powers exercisable by the Directors. 25.2 All cheques, promissory notes, drafts, bills of exchange and other negotiable or transferable instruments and all receipts for monies paid to the Company will be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as the Directors will determine by resolution. 25.3 The Directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any Director who has held any other salaried office or place of profit with the Company or to his or her widow or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance. 25.4 The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof and to issue debentures, debenture stock, mortgages, bonds and other such securities whether outright or as security for any debt, liability or obligation of the Company or of any third party. 26 Appointment and Removal of Directors 26.1 Subject to Article 19.2, the Company may by Ordinary Resolution appoint any person to be a Director or may by Special Resolution remove any Director. If at any general meeting where the Annex A-21

Members are asked to vote on the election of Directors the number of Director nominees exceeds the number of seats to be filled on the board of Directors, then the Director nominees to be elected will be those nominees who receive the greatest number of votes of Members (as determined pursuant to Article 19.2), in declining order, until all available seats on the board of Directors have been filled; provided that no Director will be elected unless he or she has been sanctioned by an Ordinary Resolution of the Members in accordance with Article 19.2. For example, if at a general meeting there are five seats to be filled on the board of Directors and seven Director nominees are approved for election by Ordinary Resolution, the five Director nominees who receive the greatest number of votes of Members (as determined pursuant to Article 19.2) will be elected to the board of Directors, provided that the number of votes cast in favour of each Director nominee’s appointment exceeds the number of votes cast against each such Director nominee’s appointment (as determined pursuant to Article 19.2). For the avoidance of doubt, each nominee will be voted on separately and votes cast pursuant to this Article 26 will not be cumulative. 26.2 The board of Directors may remove any Director before the expiration of his or her term of office if the Director is convicted of an indictable offence. 26.3 The Directors may appoint any person to be a Director, either to fill a vacancy or as an additional Director, provided that the appointment does not cause the number of Directors to exceed any number fixed by or in accordance with the Articles as the maximum number of Directors. 27 Vacation of Office of Director 27.1 Every Director will retire from office at the annual general meeting of the Company in each year, but each retiring Director will be eligible for re-election. 27.2 Subject to Article 27.1, the office of a Director will be vacated if: (a) the Director gives notice in writing to the Company that he or she resigns the office of Director; or (b) the Director dies, becomes bankrupt or makes any arrangement or composition with his or her creditors generally; or (c) the Director is found to be or becomes of unsound mind. 28 Proceedings of Directors 28.1 The quorum for the transaction of business at any meeting of the Directors will consist of fifty percent (50%) of the directors then in office and, notwithstanding any vacancy among the directors, a quorum of directors may exercise all the powers of the Directors. 28.2 Subject to the provisions of the Articles, the Directors may regulate their proceedings as they think fit. Questions arising at any meeting will be decided by a majority of votes. In the case of an equality of votes, the chairman will not have a second or casting vote. Directors and classes of Directors will have the same voting rights. 28.3 A person may participate in a meeting of the Directors or any committee of Directors by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other at the same time. Participation by a person in a meeting in this manner is treated as presence in person at that meeting. Unless otherwise determined by the Directors the meeting will be deemed to be held at the place where the chairman is located at the start of the meeting. 28.4 A resolution in writing (in one or more counterparts) signed by all the Directors or all the members of a committee of the Directors will be as valid and effectual as if it had been passed at a meeting of the Directors, or committee of Directors, as the case may be, duly convened and held. 28.5 A the chair of the board of Directors, any “lead” Director of the board of Directors, two Directors, the chief executive officer or the president, if any, may call a meeting of the Directors by at least two Annex A-22 days’ notice in writing to every Director, which notice will set forth the general nature of the business to be considered unless notice is waived by all the Directors either at, before or after the meeting is held. To any such notice of a meeting of the Directors all the provisions of the Articles relating to the giving of notices by the Company to the Members will apply mutatis mutandis. 28.6 The continuing Directors (or a sole continuing Director, as the case may be) may act notwithstanding any vacancy in their body. 28.7 The Directors may elect a chairman of their board and determine the period for which he or she is to hold office; but if no such chairman is elected, or if at any meeting the chairman is not present within 15 minutes after the time appointed for the meeting to commence, the Directors present may choose one of their number to be chairman of the meeting. 28.8 All acts done by any meeting of the Directors or of a committee of the Directors will, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any Director, and/or that they or any of them were disqualified, and/or had vacated their office and/or were not entitled to vote, be as valid as if every such person had been duly appointed and/or not disqualified to be a Director and/or had not vacated their office and/or had been entitled to vote, as the case may be. 29 Presumption of Assent A Director who is present at a meeting of the board of Directors at which action on any Company matter is taken will be presumed to have assented to the action taken unless his or her dissent will be entered in the minutes of the meeting or unless he or she will file his or her written dissent from such action with the person acting as the chairman or secretary of the meeting before the adjournment thereof or will forward such dissent by registered post to such person immediately after the adjournment of the meeting. Such right to dissent will not apply to a Director who voted in favour of such action. 30 Directors’ Interests 30.1 A Director may hold any other office or place of profit under the Company or the Primary Subsidiary (other than the office of Auditor) in conjunction with his or her office of Director for such period and on such terms as to remuneration and otherwise as the Directors may determine. 30.2 A Director may act by himself or herself or by, through or on behalf of his or her firm in a professional capacity for the Company and he or she or his or her firm will be entitled to remuneration for professional services as if he or she were not a Director, provided that the Director has complied with Articles 30.5 and 30.6. 30.3 A Director may be or become a director or other officer of or otherwise interested in any company promoted by the Company or in which the Company may be interested as a shareholder, a contracting party or otherwise, and no such Director will be accountable to the Company for any remuneration or other benefits received by him or her as a director or officer of, or from his or her interest in, such other company, provided that the Director has complied with Articles 30.5 and 30.6. 30.4 Provided that the applicable person has complied with Articles 30.5 and 30.6, no person will be disqualified from the office of Director or prevented by such office from contracting with the Company, either as vendor, purchaser or otherwise, nor will any such contract or any contract or transaction entered into by or on behalf of the Company in which any Director will be in any way interested be or be liable to be voided, nor will any Director so contracting or being so interested be liable to account to the Company for any profit realised by or arising in connection with any such contract or transaction by reason of such Director holding office or of the fiduciary relationship thereby established. 30.5 In the circumstances described in Articles 30.2 through 30.4, a Director will: (a) disclose to the board of Directors the general nature and extent of his or her interest in the matter, relationship or transaction described in Articles 30.2, 30.3 or 30.4, as the case may be, in writing or orally at a meeting of the board of Directors or in writing; (b) provide the disclosure required under the preceding Annex A-23 subparagraph prior to any consideration of the matter, relationship or transaction in question; and (c) abstain from any vote of the board of Directors or any committee thereof with respect to the matter, relationship or transaction in question. 30.6 A general notice that a Director is a shareholder, director, officer or employee of any specified firm or company and is to be regarded as interested in any matter, relationship or transaction with such firm or company will be sufficient disclosure for the purposes of subparagraph (a) of Article 30.5. 31 Minutes The Directors will cause minutes to be made in books kept for the purpose of recording all appointments of officers made by the Directors, all proceedings at meetings of the Company or the holders of any class of Shares and of the Directors, and of committees of the Directors, including the names of the Directors present at each meeting. 32 Delegation of Directors’ Powers 32.1 The Directors may delegate any of their powers, authorities and discretions, including the power to subdelegate, to any committee consisting of one or more Directors, provided that in no circumstances will the Directors delegate (a) the power to fill vacancies in the board of Directors, (b) the power to remove a director, (c) the power to change the membership of, or fill vacancies in, any committee of the directors, or (d) such other powers, if any, as may be set out in any resolution of the directors. They may also delegate to any Director or officer or officers of the Company such of their powers, authorities and discretions as they consider desirable to be exercised by the recipient of such delegated powers, authorities and discretions. Any such delegation may be made subject to any conditions the Directors may impose and either collaterally with or to the exclusion of their own powers and any such delegation may be revoked or altered by the Directors. Subject to any such conditions, the proceedings of a committee of Directors will be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying, as well as to any charter or similar instrument approved by the Directors, or absent such approval, by such committee, for the regulation of the affairs of such committee. 32.2 The Directors may establish any committees, local boards or agencies or appoint any person (including a person who is not a Director or officer of the Company) to be an agent for managing the affairs of the Company and may appoint any person to be a member of such committees, local boards or agencies. Any such appointment may be made subject to any conditions the Directors may impose, and either collaterally with or to the exclusion of their own powers and any such appointment may be revoked or altered by the Directors. Subject to any such conditions, the proceedings of any such committee, local board or agency will be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying. 32.3 The Directors may by power of attorney or otherwise appoint any person to be the agent of the Company on such conditions as the Directors may determine, provided that the delegation is not to the exclusion of their own powers and may be revoked by the Directors at any time. 32.4 The Directors may by power of attorney or otherwise appoint any company, firm, person or body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or authorised signatory of the Company for such purpose and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under the Articles) and for such period and subject to such conditions as they may think fit, and any such powers of attorney or other appointment may contain such provisions for the protection and convenience of persons dealing with any such attorneys or authorised signatories as the Directors may think fit and may also authorise any such attorney or authorised signatory to delegate all or any of the powers, authorities and discretions vested in him or her. 32.5 The Directors will annually or as often as may be required appoint a chief executive officer, president, chief financial officer and a Secretary, and, if deemed advisable, may annually or as often as may be required appoint one or more vice-presidents (to which title may be words added indicating seniority or Annex A-24 function), a treasurer and such other officers as the Directors may determine, including one or more assistants to any one of the officers so appointed, as they consider necessary on such terms, at such remuneration and to perform such duties, and subject to such provisions as to disqualification and removal, as the Directors may think fit. Unless otherwise specified in the terms of his or her appointment, an officer of the Company may be removed by resolution of the Directors or Members. An officer of the Company may vacate his or her office at any time if he or she gives notice in writing to the Company that he or she resigns his office. 32.6 An officer who is a party to, or who is a director or officer (or acting in a similar capacity) of or has a material interest in a party to, any material contract or transaction, whether made or proposed, with the Company will disclose to the Directors the nature and extent of his or her interest at the time. Any such contract or transaction will be referred to the Directors or Members for approval even if such contract is one that in the ordinary course of the Company’s business would not require approval by the Directors or Members. 33 No Minimum Shareholding for Directors No director is required to hold Shares. 34 Remuneration of Directors 34.1 The remuneration to be paid to the Directors, if any, will be such remuneration as the Directors will determine. The Directors will also be entitled to be paid all travelling, hotel and other expenses properly incurred by them in connection with their attendance at meetings of Directors or committees of Directors, or general meetings of the Company, or separate meetings of the holders of any class of Shares or other securities of the Company, or otherwise in connection with the business of the Company or the discharge of their duties as a Director, or to receive a fixed allowance in respect thereof as may be determined by the Directors, or a combination partly of one such method and partly the other. 34.2 The Directors may by resolution approve additional remuneration to any Director for any services which in the opinion of the Directors go beyond his or her ordinary routine work as a Director. Any fees paid to a Director who is also counsel, attorney or solicitor to the Company, or otherwise serves it in a professional capacity, will be in addition to his or her remuneration as a Director. 35 Seal, Execution of Instruments and Banking Arrangements 35.1 The Company may, if the Directors so determine, have a Seal. The Seal will only be used by the authority of the Directors or of a committee of the Directors authorised by the Directors. Every instrument to which the Seal has been affixed will be signed by at least one person who will be either a Director or some officer of the Company or other person appointed by the Directors for the purpose. 35.2 The Company may have for use in any place or places outside the Cayman Islands a duplicate Seal or Seals each of which will be a facsimile of the common Seal of the Company and, if the Directors so determine, with the addition on its face of the name of every place where it is to be used. 35.3 A Director or officer, representative or attorney of the Company may without further authority of the Directors affix the Seal over his or her signature alone to any document of the Company required to be authenticated by him or her under seal or to be filed with the Registrar of Companies in the Cayman Islands or elsewhere wheresoever. 35.4 Subject to Article 35.5, contracts, documents or instruments in writing requiring the signature of the Company may be signed on behalf of the Company by any one (or more) officer or Director. The Directors are authorized from time to time by resolution to appoint any officer or officers or any other person or persons on behalf of the Company either to sign contracts, documents or instruments in writing generally or to sign specific contracts, documents or instruments in writing. In addition, any Director or officer who may execute contracts, documents or instruments in writing, on behalf of the Annex A-25

Company, may direct the manner in which and the person or persons by whom any particular contract, document or instrument in writing, or class thereof, may or will be executed and delivered on behalf of the Company. The signature or signatures of any officer or Director of the Company and of any officer or officers, person or persons appointed as set out above by resolution of the Directors may, if specifically authorized by resolution of the Directors, be printed, engraved, lithographed or otherwise mechanically or electronically reproduced upon all contracts, documents or instruments in writing or bonds, debentures or other securities of the Company executed or issued by or on behalf of the Company, and all contracts, documents or instruments in writing or securities of the Company on which the signature or signatures of any of the foregoing officers, Directors or persons will be so reproduced, as authorized by resolution of the Directors, will be deemed to have been manually signed by such officers, Directors or persons whose signature or signatures is or are so reproduced, and will be as valid to all intents and purposes as if they had been signed manually. The term “contracts, documents or instruments in writing” as used in this Article will include deeds, mortgages, hypothecs, charges, conveyances, transfers and assignments of property, real or personal, immovable or movable, agreements, releases, receipts and discharges for the payment of money or other obligations, conveyances, transfers and assignments of securities and all paper writings. 35.5 The banking business of the Company (but, for the avoidance of doubt, not the Primary Subsidiary) including, without limitation, the borrowing of money and the giving of security therefor, will be transacted with such banks, trust companies or other bodies corporate or organizations as may from time to time be designated by or under the authority of the Directors. Such banking business or any part thereof will be transacted under such agreements, instructions and delegations of powers as the Directors may from time to time by resolution prescribe or authorize. 35.6 All securities (including Shares, debentures, bonds, notes, warrants or other obligations or securities) owned by the Company and represented in physical form will be lodged in the name of the Company with a chartered bank or a trust company or in a safety deposit box or, if so authorised by resolution of the Directors, with such other depositaries or in such other manner as may be determined from time to time by the Directors. All securities (including Shares, debentures, bonds, notes, warrants or other obligations or securities) belonging to the Company may be issued and held in the name of a nominee or nominees of the Company (and if issued or held in the names of more than one nominee will be held in the names of the nominees jointly with right of survivorship), and will be endorsed in blank with endorsement guaranteed in order to enable transfer thereof to be completed and registration thereof to be effected. 36 Dividends, Distributions and Reserve 36.1 Subject to the Statute and this Article 36 and except as otherwise provided by the rights attached to any Shares, the Directors may resolve to pay Dividends and other distributions on Shares in issue and authorise payment of the Dividends or other distributions out of the funds of the Company lawfully available therefor. A Dividend shall be deemed to be an interim Dividend unless the terms of the resolution pursuant to which the Directors resolve to pay such Dividend specifically state that such Dividend shall be a final Dividend. No Dividend or other distribution will be paid except out of the realised or unrealised profits of the Company, out of the share premium account or as otherwise permitted by law. 36.2 Except as otherwise provided by the rights attached to any Shares, all Dividends and other distributions will be paid according to the par value of the Shares that a Member holds. If any Share is issued on terms providing that it will rank for Dividend as from a particular date, that Share will rank for Dividend accordingly. 36.3 The Directors may resolve that any Dividend or other distribution be paid wholly or partly by the distribution of specific assets and in particular (but without limitation) by the distribution of shares, debentures, or securities of any other company or in any one or more of such ways and where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient and in particular may issue fractional Shares and may fix the value for distribution of such specific assets or any part thereof and may determine that cash payments will be made to any Members upon Annex A-26 the basis of the value so fixed in order to adjust the rights of all Members and may vest any such specific assets in trustees in such manner as may seem expedient to the Directors. 36.4 Except as otherwise provided by the rights attached to any Shares, Dividends and other distributions may be paid in any currency. The Directors may determine the basis of conversion for any currency conversions that may be required and how any costs involved are to be met. 36.5 The Directors may, before resolving to pay any Dividend or other distribution, set aside such sums as they think proper as a reserve or reserves which will, at the discretion of the Directors, be applicable for any purpose of the Company and pending such application may, at the discretion of the Directors, be employed in the business of the Company. 36.6 Any Dividend, other distribution, interest or other monies payable in cash in respect of Shares may be paid by wire transfer to the holder or by cheque or warrant sent through the post directed to the registered address of the holder or, in the case of joint holders, to the registered address of the holder who is first named on the Register of Members or to such person and to such address as such holder or joint holders may in writing direct. Every such cheque or warrant will be made payable to the order of the person to whom it is sent. Any one of two or more joint holders may give effectual receipts for any Dividends, other distributions, bonuses or other monies payable in respect of the Share held by them as joint holders. 36.7 No Dividend or other distribution will bear interest against the Company. 36.8 Any Dividend or other distribution which cannot be paid to a Member and/or which remains unclaimed after six months from the date on which such Dividend or other distribution becomes payable may, in the discretion of the Directors, be paid into a separate account in the Company’s name, provided that the Company will not be constituted as a trustee in respect of that account and the Dividend or other distribution will remain as a debt due to the Member. Any Dividend or other distribution which remains unclaimed after a period of six years from the date on which such Dividend or other distribution becomes payable will be forfeited and will revert to the Company. 37 Capitalisation The Directors may at any time capitalise any sum standing to the credit of any of the Company’s reserve accounts or funds (including the share premium account and capital redemption reserve fund) or any sum standing to the credit of the profit and loss account or otherwise available for distribution; appropriate such sum to Members in the proportions in which such sum would have been divisible amongst such Members had the same been a distribution of profits by way of Dividend or other distribution; and apply such sum on their behalf in paying up in full unissued Shares for allotment and distribution credited as fully paid-up to and amongst them in the proportion aforesaid. In such event the Directors will do all acts and things required to give effect to such capitalisation, with full power given to the Directors to make such provisions as they think fit in the case of Shares becoming distributable in fractions (including provisions whereby the benefit of fractional entitlements accrue to the Company rather than to the Members concerned). The Directors may authorise any person to enter on behalf of all of the Members interested into an agreement with the Company providing for such capitalisation and matters incidental or relating thereto and any agreement made under such authority will be effective and binding on all such Members and the Company. 38 Books of Account 38.1 The Directors will cause proper books of account (including, where applicable, material underlying documentation including contracts and invoices) to be kept with respect to all sums of money received and expended by the Company and the matters in respect of which the receipt or expenditure takes place, all sales and purchases of goods by the Company and the assets and liabilities of the Company. Such books of account must be retained for a minimum period of five years from the date on which they are prepared. Proper books will not be deemed to be kept if there are not kept such books of account as are necessary to give a true and fair view of the state of the Company’s affairs and to explain its transactions. Annex A-27

38.2 The Directors will determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them will be open to the inspection of Members not being Directors, and no Member (not being a Director) will have any right of inspecting any account or book or document of the Company except as conferred by Statute or authorised by the Directors or by the Company in a general meeting, provided that a Member is entitled to inspect the Register of Members at the office of the Transfer Agent during its usual business hours if such Member has first provided the Company with a sworn statement and undertaking providing (a) such Member’s name, address and address for service (if different), and (b) such Member’s undertaking that the Register of Members and information therein will not be used by such Member except in connection with (i) an effort to influence the voting of Members, (ii) an offer to acquire securities of the Company or (iii) any other matter relating to the affairs of the Company. 38.3 The Directors will prepare financial statements for the Company for each completed financial year of the Company which will be prepared in accordance with IFRS and will include: (a) a balance sheet; (b) a statement of retained earnings; (c) an income statement; and (d) a cash flow statement. The financial statements will be approved by the Directors prior to publication and will be signed by one or more Directors to confirm the approval of the Directors. The financial statements will be audited by the Auditor of the Company. The Directors will place before each annual general meeting the audited financial statements of the Company for the most recently completed financial year, together with the report of the Auditor of the Company on such financial statements. 39 Audit 39.1 The Company will, by Ordinary Resolution, appoint an Auditor of the Company who will hold office on such terms as the Directors determine, provided that if an incumbent Auditor of the Company vacates such office, the Directors may appoint a successor Auditor to fill the vacancy. The Company may, by Ordinary Resolution, remove any Auditor previously appointed. 39.2 Every Auditor of the Company will have a right of access at all times to the books and accounts and vouchers of the Company and will be entitled to require from the Directors and officers of the Company such information and explanation as may be necessary for the performance of the duties of the Auditor. 39.3 Auditors will, if so required by the Directors, make a report on the accounts of the Company during their tenure of office at the next extraordinary general meeting following their appointment, and at any other time during their term of office, upon request of the Directors or any general meeting of the Members. 40 Notices 40.1 Notices will be in writing and may be given by the Company to any Member either personally or by sending it by courier, post, cable, telex, fax or e-mail to him or her or to his or her address as shown in the Register of Members (or where the notice is given by e-mail by sending it to the e-mail address provided by such Member). Any notice, if posted from one country to another, is to be sent by airmail. 40.2 Where a notice is sent by courier, service of the notice will be deemed to be effected by delivery of the notice to a courier company, and will be deemed to have been received on the third day (not including Saturdays or Sundays or public holidays) following the day on which the notice was delivered to the courier. Where a notice is sent by post, service of the notice will be deemed to be effected by properly addressing, prepaying and posting a letter containing the notice, and will be deemed to have Annex A-28 been received on the day following the day on which the notice was posted. Where a notice is sent by cable, telex or fax, service of the notice will be deemed to be effected by properly addressing and sending such notice and will be deemed to have been received on the same day that it was transmitted. Where a notice is given by e-mail, service will be deemed to be effected by transmitting the e-mail to the e-mail address provided by the intended recipient and will be deemed to have been received on the same day that it was sent, and it will not be necessary for the receipt of the e-mail to be acknowledged by the recipient. 40.3 A notice may be given by the Company to the person or persons who the Company has been advised are entitled to a Share or Shares in consequence of the death or bankruptcy of a Member in the same manner as other notices that are required to be given under the Articles and will be addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt, or by any like description at the address supplied for that purpose by the persons claiming to be so entitled, or at the option of the Company by giving the notice in any manner in which the same might have been given if the death or bankruptcy had not occurred. 40.4 Notice of every general meeting will be given in any manner authorised by the Articles to every holder of Shares carrying an entitlement to receive such notice on the record date for such meeting except that in the case of joint holders the notice will be sufficient if given to the joint holder first named in the Register of Members and every person upon whom the ownership of a Share devolves by reason of his or her being a legal personal representative or a trustee in bankruptcy of a Member where the Member but for his or her death or bankruptcy would be entitled to receive notice of the meeting, and no other person will be entitled to receive notices of general meetings. 41 Winding-Up 41.1 If the Company will be wound up the liquidator will apply the assets of the Company in satisfaction of creditors’ claims in such manner and order as such liquidator thinks fit. Subject to the rights attaching to any Shares, in a winding-up: (a) if the assets available for distribution amongst the Members will be insufficient to repay the whole of the Company’s issued share capital, such assets will be distributed so that, as nearly as may be, the losses will be borne by the Members in proportion to the par value of the Shares held by them; or (b) if the assets available for distribution amongst the Members will be more than sufficient to repay the whole of the Company’s issued share capital at the commencement of the winding-up, the surplus will be distributed amongst the Members in proportion to the par value of the Shares held by them at the commencement of the winding-up subject to a deduction, from those Shares in respect of which there are monies due, of all monies payable to the Company. 41.2 If the Company will be wound up the liquidator may, subject to the rights attaching to any Shares and with the sanction of a Special Resolution of the Company and any other sanction required by the Statute, divide amongst the Members in kind the whole or any part of the assets of the Company (whether such assets will consist of property of the same kind or not) and may for that purpose value any assets and determine how the division will be carried out as between the Members or different classes of Members. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Members as the liquidator, with the like sanction, will think fit, but so that no Member will be compelled to accept any asset upon which there is a liability. 42 Indemnity and Advancement of Expenses 42.1 Each Director and officer of the Company and such Director or officer’s heirs and legal personal representatives is an “Indemnified Person” for purposes of this Article. The Company agrees to hold harmless and indemnify Indemnified Persons to the fullest extent permitted by law, as such may be amended from time to time. Annex A-29

42.2 Without limiting the generality of Section 42.1, the Company agrees, subject to Article 42.3, to indemnify an Indemnified Person and save the Indemnified Person harmless against any and all losses, liabilities, claims, damages, costs, charges and expenses which are reasonably incurred by an Indemnified Person in connection with any Proceeding (as defined below) or any claim, issue or matter therein, whether incurred by him or her, alone or jointly with others, on his or her own behalf, including any interest thereon and any federal, provincial, state, local or foreign taxes (“Liabilities”), including, without limitation: (a) an amount paid to settle an action or satisfy a judgment in respect of any threatened, pending or completed demand, action, application, suit, proceeding, litigation, claim, charge, complaint, prosecution, assessment, reassessment, arbitration or alternative dispute resolution mechanism, hearing, inquiry, inspecting audit or investigation of any nature or kind whatever, whether civil, criminal, administrative, investigative, arbitral or otherwise and whether brought by or on behalf of the Company or any other party, which an Indemnified Person is, or is threatened to be, involved in (including, without limitation, serving as a witness) or a party to by reason of his or her status as a Director or officer, or a former Director or officer, of the Company or of any other company or other enterprise that such person is or was serving as a director at the express written request of the Company (the “Enterprise”) (a “Proceeding”); (b) all legal and other professional retainers and fees (including, without limitation, fees of experts and witness fees) and disbursements incurred in connection with any Proceeding; (c) all reasonable out of pocket expenses and disbursements incurred in connection with any Proceeding, including, without limitation, court costs, transcript costs, travel expenses, duplicating costs, printing and binding costs, telephone charges, delivery service fees, postage and all other disbursements or expenses of the types customarily incurred for attending discoveries, trials, hearings and meetings and otherwise in connection with prosecuting, defending, preparing to prosecute or defend, investigating, participating, or being or preparing to be a witness in a Proceeding, or responding to, or objecting to, a request to provide discovery in any Proceeding, including such fees, disbursements and expenses incurred in connection with any appeal resulting from any Proceeding; (d) any fines or financial penalties imposed against an Indemnified Person in connection with any Proceeding as a result of a conviction or reprimand under the law because of the position of an Indemnified Person as Director or officer of the Company, or any award, court order, settlement, or other resolution of a Proceeding; (e) the full amount of any income taxes that an Indemnified Person is required to pay as a consequence of receiving any payment made by the Company under this Article 42, including additional income taxes on the amount of such income taxes, except to the extent that, in computing income for income tax purposes the Indemnified Person is entitled to deduct the amounts paid by the Indemnified Person on account of Liabilities for which the Indemnified Person has been indemnified by the Company under this Article 42.2; and (f) the full amount of all court costs and expenses, including the reasonable fees of counsel on a full indemnity basis, incurred by an Indemnified Person with respect to a successful action instituted by the Indemnified Person under the Articles to enforce or interpret any of the terms of the Articles or in establishing or enforcing a right to indemnification under applicable provision of the Statute, unless as part of any such action, the court of competent jurisdiction determines that any of the material assertions made by the Indemnified Person as a basis for the action arises through the actual fraud or wilful default of such Indemnified Person. 42.3 The Company will have no obligation or liability to indemnify an Indemnified Person under the Articles, unless: (a) the Indemnified Person acted honestly and in good faith with a view to the best interests of the Company; and (b) in the case of a criminal or administrative Proceeding that is enforced by a monetary penalty, the Indemnified Person had reasonable grounds for believing that his, her or its conduct was lawful. 42.4 Unless a court of competent jurisdiction otherwise has finally held or decided that the Indemnified Person is not entitled to be fully or partially indemnified under the Articles, the determination of any Proceeding by judgment, order, settlement, conviction or reprimand, whether with or without court approval, or upon a plea of nolo contendere or its equivalent, will not, in and of itself, create any presumption that the Indemnified Person is not entitled to indemnification under the Articles. The termination of any civil, criminal or administrative action or other Proceeding by judgment, order, settlement, conviction or similar or other result will not, in and of itself, create a presumption either that the Indemnified Person did not act honestly and in good faith with a view to the best interests Annex A-30 of the Company or that, in the case of a criminal or administrative action or other Proceeding that is enforced by a monetary penalty, the Indemnified Person did not have reasonable grounds for believing that his, her or its individual conduct was lawful. In addition, where the Company wishes to assert that it has no obligation or liability to indemnify an Indemnified Person under the Articles because of Article 42.3, the onus will be on the Company to demonstrate that clause (a) or (b) of Article 42.3 is applicable. 42.5 The following procedures and presumptions will apply in the event of any question as to whether an Indemnified Person is entitled to indemnification under the Articles: (a) Upon written request by an Indemnified Person for indemnification pursuant to Article 42.2, a determination with respect to the Indemnified Person’s entitlement thereto will be made in the specific case by one of the following four methods, which will be at the election of the board of Directors: (i) by a majority vote of the disinterested Directors, even though less than a quorum, (ii) by a committee of disinterested Directors designated by a majority vote of the disinterested Directors, even though less than a quorum, (iii) if there are no disinterested Directors or if the disinterested Directors so direct, by Independent Counsel (as defined below) in a written opinion to the board of Directors, a copy of which will be delivered to the Indemnified Person or (iv) if so directed by the board of Directors, by the Members of the Company. For purposes hereof, disinterested Directors are those members of the board of Directors who are not parties to the Proceeding in respect of which indemnification is sought by the Indemnified Person. (b) If the determination of entitlement to indemnification is to be made by Independent Counsel pursuant to Article 42.5(a) hereof, the Independent Counsel will be selected by the board of Directors and notified in writing to the Indemnified Person. The Indemnified Person may, within ten days after such written notice of selection will have been given, deliver to the Company a written objection to such selection; provided, however, that such objection may be asserted only on the ground that the Independent Counsel so selected does not meet the requirements of “Independent Counsel” as defined in this Article 42.5, and the objection will set forth with particularity the factual basis of such assertion. Absent a proper and timely objection, the person so selected will act as Independent Counsel. If a written objection is made, the Independent Counsel selected may not serve as Independent Counsel unless and until such objection is withdrawn or a court has determined that such objection is without merit. The Company will pay any and all reasonable fees and expenses of Independent Counsel in connection with acting pursuant to the Articles, and the Companies will pay all reasonable fees and expenses incident to the procedures of this Article 42.5. (c) The Indemnified Person will be deemed to have acted in good faith if the Indemnified Person’s action is based on the records or books of account of the Enterprise, including financial statements, or on information supplied to the Indemnified Person by the officers of the Enterprise in the course of their duties, or on the advice of legal counsel for the Enterprise or on information or records given or reports made to the Enterprise by an independent certified public accountant or by an appraiser or other expert selected with reasonable care by the Enterprise. Anyone seeking to overcome this presumption will have the burden of proof and the burden of persuasion by clear and convincing evidence. If such books, records, information, advice, or reports are not applicable, it will in any event be presumed that the Indemnified Person has at all times acted honestly and in good faith with a view to the best interests of the Company. Anyone seeking to overcome this presumption will have the burden of proof and the burden of persuasion by clear and convincing evidence. In addition, the knowledge and/or actions, or failure to act, of any director, officer, agent or employee of the Enterprise will not be imputed to the Indemnified Person for purposes of determining the right to indemnification under the Articles. (d) If the person, persons or entity empowered or selected under this Article 42.5 to determine whether the Indemnified Person is entitled to indemnification will not have made a determination within 60 days after receipt by the Company of the request therefor, the requisite determination of entitlement to indemnification will be deemed to have been made Annex A-31 and the Indemnified Person will be entitled to such indemnification absent (i) a misstatement by the Indemnified Person of a material fact, or an omission of a material fact necessary to make the Indemnified Person’s statement not materially misleading, in connection with the request for indemnification, or (ii) a prohibition of such indemnification under applicable law; provided, however, that such 60 day period may be extended for a reasonable time, not to exceed an additional 30 days, if the person, persons or entity making such determination with respect to entitlement to indemnification in good faith requires such additional time to obtain or evaluate documentation and/or information relating thereto; and provided further, that the foregoing provisions of this Article 42.5(d) will not apply if the determination of entitlement to indemnification is to be made by the Members pursuant to Article 42.5(a), in which case the board of Directors of the Company will procure that such general meeting will take place no later than 75 days after the Company’s receipt of the indemnification request. (e) The Indemnified Person will cooperate with the person, persons or entity making such determination with respect to the Indemnified Person’s entitlement to indemnification, including providing to such person, persons or entity upon reasonable advance request any documentation or information which is not privileged or otherwise protected from disclosure and which is reasonably available to the Indemnified Person and reasonably necessary to such determination. Any Independent Counsel, member of the board of Directors or Member of the Company will act reasonably and in good faith in making a determination regarding the Indemnified Person’s entitlement to indemnification under the Articles. Any costs or expenses (including attorneys’ fees and disbursements) incurred by the Indemnified Person in so cooperating with the person, persons or entity making such determination will be borne by the Company unless the final determination is that the Indemnified Person is not entitled to indemnification, in which case the Indemnified Person will pay its own costs and reimburse the Company for any advances made to the Indemnified Person under the Articles. (f) The Company acknowledges that a settlement or other disposition short of final judgment may be successful if it permits a party to avoid expense, delay, distraction, disruption and uncertainty. In the event that any action, claim or proceeding to which the Indemnified Person is a party is resolved in any manner other than by adverse judgment against the Indemnified Person (including, without limitation, settlement of such action, claim or proceeding with or without payment of money or other consideration) it will be presumed that the Indemnified Person has been Successful, on the merits or otherwise, in such action, suit or proceeding. Anyone seeking to overcome this presumption will have the burden of proof and the burden of persuasion by clear and convincing evidence. (g) “Independent Counsel” means a law firm, or a member of a law firm, that is experienced in matters of corporation law and neither presently is, nor in the past five years has been, retained to represent (i) the Company or the Indemnified Person in any matter material to either such party (other than with respect to matters concerning the Indemnified Person under this Article 42.5, or of other indemnitees under similar indemnification agreements), or (ii) any other party to the Proceeding giving rise to a claim for indemnification hereunder. Notwithstanding the foregoing, the term “Independent Counsel” will not include any person who, under the applicable standards of professional conduct then prevailing, would have a conflict of interest in representing either the Company or the Indemnified Person in an action to determine the Indemnified Person’s rights under this Article 42.5. The Company agrees to pay the reasonable fees of the Independent Counsel referred to above and to fully indemnify such counsel against any and all expenses, claims, liabilities and damages arising out of or relating to this Article 42.5 or its engagement pursuant hereto. 42.6 Subject to applicable law, the Company will, within five business days of receipt of a written request, advance monies to an Indemnified Person for all reasonable costs, charges and expenses which have been incurred by the Indemnified Person in connection with any Proceeding, provided that the Indemnified Person will repay any monies that have been so advanced if a court will have made a final determination, as to which all rights of appeal will have been exhausted or lapsed, that the Indemnified Person was not entitled to indemnification. Any advances under this Article 42.6 will be unsecured and interest-free. Annex A-32

42.7 The indemnity granted in this Article has effect as and from the first date on which the Director or officer became an Indemnified Person and will continue in full force and effect after the date on which the Director or officer ceases to be an Indemnified Person. 42.8 Promptly after receipt by the Indemnified Person of notice of the commencement, or the threat of commencement, of any Proceeding, the Indemnified Person will, if the Indemnified Person believes that indemnification may be sought from the Company under the Articles, notify the Company. Any failure of the Indemnified Person to provide such a notice to the Company will not, however, relieve the Company of any liability it may have to the Indemnified Person under the Articles unless and to the extent that the failure causes a material adverse effect upon the interests of the Company. 42.9 Notwithstanding any other provision of this Article 42, to the extent that the Indemnified Person is not judged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done, and fulfills the conditions set out in Article 42.3 (“Successful”), in any Proceeding, he or she will be indemnified to the maximum extent permitted by law, as such may be amended from time to time, against all expenses, as set forth above, actually and reasonably incurred by him or her or on his or her behalf in connection therewith. If the Indemnified Person is not wholly successful in such Proceeding but is Successful, on the merits or otherwise, as to one or more but less than all claims, issues or matters in such Proceeding, the Company will indemnify the Indemnified Person against such expenses actually and reasonably incurred by him or her or on his or her behalf in connection with each Successfully resolved claim, issue or matter. For purposes of this Article 42.9 and without limitation, the termination of any claim, issue or matter in such a Proceeding by dismissal, with or without prejudice, will be deemed to be a Successful result as to such claim, issue or matter. 42.10 If the Company may be obligated to pay the Liabilities of any Proceeding, the Company is entitled to assume the defense of the Proceeding with counsel reasonably satisfactory to the Indemnified Person, and will so notify the Indemnified Person. After the Company provides such a notification, satisfaction with counsel by the Indemnified Person and the retention of such counsel by the Company, the Company will not be liable to the Indemnified Person under the Articles for any fees of counsel or related expenses subsequently incurred by the Indemnified Person with respect to the same Proceeding, provided always that the Indemnified Person will have the right to employ his, her or their own counsel in any such Proceeding at the expense of the Indemnified Person. Notwithstanding the foregoing, if: (a) the employment of counsel by the Indemnified Person has been previously authorized by the Company; (b) the Indemnified Person will have been advised in writing by counsel that there may be a conflict of interest between the Company and the Indemnified Person in the conduct of any such defense; or the Company will not, in fact, have employed, or continue to employ, counsel or diligently instructed counsel in the defense of the Proceeding in question, then the fees and the expenses of the counsel of the Indemnified Person will be borne and paid by the Company. 42.11 The Company will not settle any Proceeding in any manner that would impose any penalty, limitation or un-indemnified Liabilities on the Indemnified Person, or which would reasonably be expected to result in a material loss or diminishment of the Indemnified Person’s reputation, without the Indemnified Person’s written consent, which will not be unreasonably withheld. 42.12 The Company and the Indemnified Person will, from time to time, provide such information and cooperate with the other, as the other may reasonably request, in respect of all matters under this Article. Without limiting the foregoing, the Indemnified Person and his, her or its advisors will at all times be entitled to review during regular business hours all documents, records and other information with respect to the Company which are under the Company’s control and which may be reasonably necessary for the Indemnified Person to defend against any Proceeding, provided that the Indemnified Person will maintain all such information in the strictest confidence except to the extent necessary for the Indemnified Person’s defence. 42.13 In respect of an action or other Proceeding by or on behalf of the Company to procure judgment in its favour to which the Indemnified Person is made a party by reason of being or having been a Director or officer of the Company, the Company will immediately make application for approval of the Annex A-33

Ontario Superior Court of Justice or any other applicable court of competent jurisdiction to indemnify the Indemnified Person against all Liabilities reasonably incurred by him or her in connection with such action or Proceeding if (a) the Indemnified Person acted honestly and in good faith with a view to the best interests of the Company; and (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the Indemnified Person had reasonable grounds for believing that his or her individual conduct was lawful. In respect of an action or other Proceeding by or on behalf of the Company to procure judgment in its favour in respect of which the Company is obligated by this Article 42.13 to make application for approval of the Ontario Superior Court of Justice or any other applicable court of competent jurisdiction to indemnify the Indemnified Person, the Company will in the first instance pay all such expenses in respect the final disposition of the action or Proceeding in question as such expenses are incurred; provided that the Indemnified Person hereby undertakes to repay such amount if a court in a final judgment determines that the Indemnified Person is not entitled to be indemnified. 43 Financial Year Unless the Directors otherwise prescribe, the financial year of the Company will end on 31st December in each year and, following the year of incorporation, will begin on 1st January in each year. 44 Transfer by Way of Continuation The Company will, subject to the provisions of the Statute and with the approval of a Special Resolution, have the power to register by way of continuation as a body corporate under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands. 45 Mergers and Consolidations The Company will, with the approval of a Special Resolution, have the power to merge or consolidate with one or more constituent companies (as defined in the Statute), upon such terms as the Directors may determine. Annex A-34

ANNEX “B” PROPOSED CHARTER Please see attached. C-92

Annex B CERTIFICATE OF INCORPORATION of GALAXY DIGITAL HOLDINGS INC. (Pursuant to Section 388 of the General Corporation Law of the State of Delaware) Galaxy Digital Holdings Inc., for the purposes of incorporating and organizing a corporation under the General Corporation Law of the State of Delaware, does execute this certificate of incorporation and does hereby certify as follows: FIRST: The name of the Corporation is Galaxy Digital Holdings Inc. (the “Corporation”). The Corporation was domesticated pursuant to the General Corporation Law of the State of Delaware (the “General Corporation Law”) by the filing of a Certificate of Domestication with the Secretary of State of the State of Delaware on [•]. SECOND: This Certificate of Incorporation (this “Certificate of Incorporation”) shall be the Corporation’s certificate of incorporation in accordance with the provisions of Section 388 of the General Corporation Law. The effective date of this Certificate of Incorporation shall be the date it is filed with the Secretary of State of the State of Delaware. THIRD: This Certificate of Incorporation shall read in its entirety as follows: 1. Name. The name of the Corporation is Galaxy Digital Holdings Inc. 2. Address; Registered Office and Agent. The registered agent of the Corporation is The Corporation Trust Company. The registered office of the Corporation in the State of Delaware is to be located at 1209 Orange Street, City of Wilmington, County of New Castle, Delaware 19801. 3. Purposes. The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law. 4. Number of Shares. 4.1 The total number of shares of all classes of stock that the Corporation shall have authority to issue is 2,500,000,000 shares, consisting of: (i) 2,000,000,000 shares of Class A common stock, with the par value of $0.001 per share (the “Class A Common Stock”) and (ii) 500,000,000 shares of Class B common stock, with the par value of $0.001 per share (the “Class B Common Stock” and, together with Class A Common Stock, the “Common Stock”). 4.2 The number of authorized shares of any class of the Common Stock may be increased or decreased, in each case by the affirmative vote of the holders of a majority of the total voting power of the outstanding shares of capital stock of the Corporation entitled to vote thereon, voting together as a single class, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law, and no vote of the holders of any class of the Common Stock voting separately as a class will be required therefor. Notwithstanding the immediately preceding sentence, the number of authorized shares of any particular class may not be decreased below the number of shares of such class then outstanding, plus, in the case of Class A Common Stock, the number of shares of Class A Common Stock issuable in connection with (x) the exchange or redemption of all outstanding LP Units of GDH LP pursuant to Article 10 of the GDH LPA (assuming for this purpose that such exchange or redemption is settled in shares of Class A Common Stock) and (y) the exercise of all outstanding options, warrants, exchange rights, conversion rights or similar rights for Class A Common Stock. 5. Classes of Shares. The designation, relative rights, preferences and limitations of the shares of each class of stock are as follows, subject to Section 5.3: Annex B-1

5.1 Common Stock. (i) Voting Rights. (1) Subject to Section 5.2, each holder of Class A Common Stock will be entitled to one vote for each share of Class A Common Stock held of record by such holder on all matters on which stockholders generally are entitled to vote, and, subject to Section 5.2, each holder of Class B Common Stock will be entitled to one vote for each share of Class B Common Stock held of record by such holder on all matters on which stockholders generally are entitled to vote. (2) (a) The holders of the outstanding shares of Class A Common Stock shall be entitled to vote separately as a class upon any amendment to this Certificate of Incorporation (including by merger, consolidation, reorganization or otherwise) that would alter or change the powers, preferences or special rights of such class of Common Stock in a manner that is disproportionately adverse as compared to the Class B Common Stock and (b) the holders of the outstanding shares of Class B Common Stock shall be entitled to vote separately as a class upon any amendment to this Certificate of Incorporation (including by merger, consolidation, reorganization or otherwise) that would alter or change the powers, preferences or special rights of such class of Common Stock in a manner that is disproportionately adverse as compared to the Class A Common Stock, it being understood that any merger, consolidation or other business combination shall not be deemed an amendment hereof that would give rise to any separate class vote provided by this Section 5.1(i)(2) if such merger, consolidation or other business combination (x) constitutes a Disposition Event in which holders of LP Units are required to exchange such LP Units pursuant to Section 10.04(b) of the GDH LPA in such Disposition Event and receive consideration in such Disposition Event in accordance with the terms of the GDH LPA as in effect prior to such Disposition Event and (y) provides for payments under or in respect of the tax receivable or similar agreement entered into by the Corporation from time to time with any holders of Common Stock and/or securities of GDH LP to be made in connection with any such merger, consolidation or other business combination in accordance with the terms of such tax receivable or similar agreement as in effect prior to such merger, consolidation or other business combination. (3) Except as otherwise required in this Certificate of Incorporation or by applicable law, the holders of Common Stock will vote together as a single class on all matters. (ii) Dividends; Stock Splits or Combinations. (1) Subject to applicable law and the rights, if any, of the holders of any outstanding class or series of stock ranking senior to or on parity with the Class A Common Stock with respect to the payment of dividends, dividends of cash or property may be declared and paid on the Class A Common Stock out of the assets of the Corporation that are by law available therefor, at the times and in the amounts as the board of directors of the Corporation (the “Board”) in its discretion may determine. (2) Except as provided in Section 5.1(ii)(4) with respect to stock dividends, dividends of cash or property shall not be declared or paid on shares of Class B Common Stock. (3) Stock dividends paid on each class of Common Stock may only be paid with shares of stock of the same class of Common Stock. (4) In no event may any stock dividend, stock split, reverse stock split or other subdivision of stock, combination of stock, reclassification or recapitalization be declared or made on any shares of Class A Common Stock or Class B Common Stock (each, a “Stock Adjustment”) unless (a) a corresponding Stock Adjustment for the other class of Annex B-2

Common Stock at the time outstanding is concurrently made in a manner that maintains the same proportionate economic, voting and other rights of the then outstanding shares of Class A Common Stock and Class B Common Stock and (b) the Stock Adjustment has been reflected in the same economically equivalent manner on all LP Units. (iii) Liquidation. In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of the Corporation, after payment or provision for payment of the debts and other liabilities of the Corporation and subject to the rights, if any, of the holders of any outstanding class or series of stock having a preference over or the right to participate with the Common Stock as to distributions upon a liquidation, dissolution or winding up of the Corporation, the holders of all outstanding shares of Class A Common Stock will be entitled to receive, pari passu, an amount per share equal to the par value thereof, and thereafter the holders of all outstanding shares of Class A Common Stock will be entitled to receive the remaining assets of the Corporation available for distribution ratably in proportion to the number of shares of Class A Common Stock. Without limiting the rights of the holders of Class B Common Stock to have their LP Units redeemed or exchanged for shares of Class A Common Stock in accordance with Section 10.01 of the GDH LPA (or for the consideration payable in respect of shares of Class A Common Stock in such voluntary or involuntary liquidation, dissolution or winding-up), the holders of shares of Class B Common Stock, as such, will not be entitled to receive, with respect to such shares, any assets of the Corporation in excess of the par value thereof, in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation. 5.2 Regulatory Restrictions on Transfer; Redemption in Certain Circumstances. (i) Definitions. For purposes of this Section 5.2, the following terms shall have the respective meanings specified herein: (1) “Code” shall mean the Internal Revenue Code of 1986, as amended, or any successor statute. (2) “Contract” shall mean any note, bond, mortgage, indenture, lease, order, contract, commitment, agreement, arrangement or instrument, written or otherwise. (3) “Disqualified Person” shall mean any stockholder, other Owner or Proposed Transferee as to which clause (1) or (2) of Section 5.2(iii) is applicable. (4) “Encumbrance” shall mean any security interest, pledge, mortgage, lien, charge, option, warrant, right of first refusal, license, easement, adverse claim of Ownership or use, or other encumbrance of any kind. (5) “Excepted Holder” shall mean any Person for whom an Excepted Holder Limit is created by the Board pursuant to Section 5.2(v). The term “Excepted Holder Limit” shall mean, provided that the affected Excepted Holder agrees to comply with the requirements established by this Certificate of Incorporation or by the Board pursuant to Section 5.2(v), the percentage limit established for an Excepted Holder by this Certificate of Incorporation or by the Board pursuant to Section 5.2(v). (6) “Governmental Body” shall mean any government or governmental, judicial, legislative, executive, administrative or regulatory authority of the United States, or of any State, local or foreign government or any political subdivision, agency, commission, office, authority, or bureaucracy of any of the foregoing, including any court or arbitrator (public or private), whether now or hereinafter in existence. (7) “Legal Requirement” shall mean any (a) judgment, ruling, order, writ, injunction, decree, decision, determination or award of any Governmental Body, (b) law (including common law), statute, code, ordinance, rule, regulation, standard, requirement, guideline, policy or criterion, including any interpretation thereof, of or applicable to any Annex B-3

Governmental Body, whether now or hereinafter in existence, (c) permit, authorization, consent, approval, registration, franchise, waiver, variance or license issued or granted by any Governmental Body or (d) binding Contract with any Governmental Body. (8) “Proceeding” shall mean any judgment, ruling, order, writ, injunction, decree, decision, determination, award, action, claim, citation, complaint, inspection, litigation, notice, arbitration or other proceeding of or before any Governmental Body. (9) “Proposed Transferee” shall mean any person presenting any shares of Common Stock for Transfer into such Person’s name or that otherwise is or purports to be a Transferee with respect to any shares of Common Stock. (10) “Redemption Date” shall mean the date fixed by the Board for the redemption of any shares of Common Stock pursuant to this Section 5.2. (11) “Subsidiary” shall mean any corporation, limited liability company, partnership or other entity in which a majority in voting power of the shares or equity interests entitled to vote generally in the election of directors (or equivalent management board) is Owned, directly or indirectly, by the Corporation. (12) “Transfer” shall mean, with respect to any shares of Common Stock, any direct or indirect issuance, sale, gift, assignment, devise or other transfer or disposition of Ownership of such shares, whether voluntary or involuntary, and whether by merger or other operation of law, as well as any other event or transaction (including the making of, or entering into, any Contract including, any proxy or nominee agreement) that results or would result in the Ownership of such shares by a Person that did not possess such rights prior to such event or transaction. Without limitation as to the foregoing, the term “Transfer” shall include any of the following that results or would result in a change in Ownership: (a) a change in the capital structure of the Corporation, (b) a change in the relationship between two or more Persons, (c) the making of, or entering into, any Contract, including, without limitation, any proxy or nominee agreement, (d) any exercise or disposition of any option or warrant, or any event that causes any option or warrant not theretofore exercisable to become exercisable, (e) any disposition of any securities or rights convertible into or exercisable or exchangeable for such shares or any exercise of any such conversion, exercise or exchange right, and (f) Transfers of interests in other entities. Notwithstanding the foregoing, the granting of a revocable proxy to an officer or director of the Corporation at the request of the Board in connection with actions to be taken at an annual or special meeting of stockholders or any other action of the stockholders permitted by this Certificate of Incorporation shall not be considered a Transfer. The term “Transferee” shall mean any Person that becomes an Owner of any shares of Common Stock as a result of a Transfer. (13) “Violation” shall mean (a) any Person Beneficially Owning more than 9.9% (or, in the case of an Excepted Holder, Beneficially Owning more than such Excepted Holder’s Excepted Holder Limit) of the aggregate outstanding shares of Common Stock on a fully diluted basis (including, for the avoidance of doubt, any LP Units Beneficially Owned by such Person for which there is not a corresponding issued and outstanding share of Class B Common Stock) (with the threshold percentage applicable to any Person being referred to herein as such Person’s “Violation Limit”), (b) any Person (or group of associated Persons) acquiring or having the power, directly or indirectly, to vote outstanding shares of Common Stock if that would require or result in the Person (or group of associated Persons) to file a change in control notice or similar filing with a Governmental Body respect to any Subsidiary, (c) any violation of, or any inconsistency with, any Legal Requirement applicable to the Corporation or any Subsidiary, (d) the loss of, or failure to secure or secure the reinstatement of, any permit, authorization, consent, approval, registration, franchise, waiver, variance or license issued or granted by any Governmental Body held or required by the Corporation or any Subsidiary, (e) the creation, attachment or perfection of any Encumbrance with respect to any property or Annex B-4 assets of the Corporation or any Subsidiary, (f) the initiation of a Proceeding against the Corporation or any Subsidiary by any Governmental Body, (g) the effectiveness of any Legal Requirement that, in the judgment of the Board, is adverse to the Corporation or any Subsidiary or any portion of the business of the Corporation or any Subsidiary, or (h) any circumstance or event giving rise to the right of any Governmental Body to require the sale, transfer, assignment or other disposition of any property, assets or rights Owned or held directly or indirectly by the Corporation or any Subsidiary. (ii) Requests for Information. If the Corporation has reason to believe that the Ownership, or proposed Ownership, of shares of Common Stock by any stockholder, other Owner or Proposed Transferee could, either by itself or when taken together with the Ownership of any shares of Common Stock (including any securities which are convertible or exchangeable for shares of Common Stock) by any other Person, result in any Violation, such stockholder, other Owner or Proposed Transferee, upon request of the Corporation, shall promptly furnish to the Corporation such information (including information with respect to citizenship, other Ownership interests and affiliations) as the Corporation may reasonably request to determine whether the Ownership of, or the exercise of any rights with respect to, shares of Common Stock by such stockholder, other Owner or Proposed Transferee could result in any Violation. (iii) Rights of the Corporation. If (1) any stockholder, other Owner or Proposed Transferee from whom information is requested should fail to respond to such request pursuant to Section 5.2(ii) within the period of time (including any applicable extension thereof) determined by the Board, or (2) whether or not any stockholder, other Owner or Proposed Transferee timely responds to any request for information pursuant to Section 5.2(ii), the Board concludes that effecting, permitting or honoring any Transfer or the Ownership of any shares of Common Stock, by any such stockholder, other Owner or Proposed Transferee, could result in any Violation, or that it is in the interest of the Corporation to prevent or cure any such Violation or any situation which could result in any such Violation, or mitigate the effects of any such Violation or any situation that could result in any such Violation, then the Corporation may (a) refuse to permit any Transfer of shares of Common Stock that involves a Transfer of such shares to, or Ownership of such shares by, any Disqualified Person, (b) refuse to recognize any such Transfer effected or purported to have been effected, and in such case any such Transfer shall be deemed to have been void ab initio, (c) suspend those rights of stock Ownership the exercise of which could result in any Violation, (d) redeem any such shares in accordance with Section 5.2(iv), and/or (e) take all such other action as the Corporation may deem necessary or advisable in furtherance of the provisions of this Section 5.2(iii), including exercising any and all appropriate remedies, at law or in equity, in any court of competent jurisdiction, against any Disqualified Person. (iv) Redemption by the Corporation. Notwithstanding any other provision of this Certificate of Incorporation to the contrary, but subject to any limitations imposed by law, Common Stock held by a Disqualified Person shall be redeemable at the option of the Corporation, by action of the Board, at any time if in the judgment of the Board it is required or advisable to take such action with respect to any shares of Common Stock of which any Disqualified Person is the stockholder, other Owner or Proposed Transferee in order to prevent or cure a Violation (it being understood that when curing or preventing a Violation under Section 5.2(i)(13)(a), the Board shall only redeem or take such action with respect to the number of shares of Common Stock held (or proposed to be held) by a Person in excess of such Person’s Violation Limit); provided, however, that no such redemption may be effected that would result in there being no shares of Common Stock outstanding entitled to full voting powers. The terms and conditions of such redemption shall be as follows: (1) the redemption price of the shares to be redeemed pursuant to this Section 5.2(iv) shall be equal to $0.001 per share, which may be in the form of cash, or any debt or equity securities of the Corporation or any Subsidiary of the Corporation or any other entity, or any combination thereof, having such terms and conditions as shall be approved by the Board in its sole discretion; Annex B-5

(2) if less than all such shares are to be redeemed from a Disqualified Person, the shares to be redeemed shall be selected in such manner as shall be determined by the Board, which may include selection first of the most recently purchased shares thereof, selection by lot or selection in any other manner determined by the Board in its sole discretion; (3) from and after the Redemption Date, any and all rights of whatever nature in respect of the shares selected for redemption (including without limitation any rights to vote or participate in dividends declared on stock of the same class or series as such shares), shall cease and terminate and the record holders of such shares shall thenceforth be entitled only to receive the cash or Redemption Securities payable upon redemption of such shares; and (4) such other terms and conditions as the Board shall determine in its sole discretion. (v) Excepted Holders. The Board may exempt (proactively or retroactively) a Person from the restrictions contained in this Section 5.2, as the case may be, if it determines in good faith that such an exemption would not result in a Violation (after giving effect to such Excepted Holder’s Excepted Holder Limit, as applicable). The Board may establish or increase an Excepted Holder Limit for such Person as the Board determines to be appropriate, taking into account (1) any representations, covenants and undertakings as such Person may provide to the Corporation and (2) any facts or circumstances which may exist at such time such that effecting, permitting or honoring the Ownership of shares of Common Stock by such Person in an amount that is less than such Excepted Holder’s Excepted Holder Limit would not result in a Violation (after giving effect to such establishment or increase, as applicable, of such Excepted Holder’s Excepted Holder Limit). (vi) Specific Enforcement. The Corporation is authorized specifically to seek equitable relief, including injunctive and necessary relief, to enforce the provisions of this Section 5.2. No delay or failure on the part of the Corporation or the Board in exercising any right hereunder shall operate as a waiver of any right of the Corporation or the Board, as the case may be, except to the extent specifically waived in writing as authorized by the Board. In the case of an ambiguity in the application of any of the provisions of this Section 5.2, the Board shall have the power to determine the application of the provisions of this Section 5.2, to any situation based on the facts known to it. In the event this Section 5.2 requires an action by the Board and this Certificate of Incorporation fails to provide specific guidance with respect to such action, the Board shall have the power to determine the action to be taken so long as such action is not contrary to the provisions of this Section 5.2. (vii) Legends. The Corporation shall, to the extent required by law, note on the certificates of the Common Stock that the shares represented by such certificates are subject to the restrictions set forth in this Section 5.2. If such shares are uncertificated, then the Corporation shall provide any notice required by the General Corporation Law or any other Legal Requirement. 6. Class B Common Stock and LP Units. 6.1 Automatic Transfer of Shares of Class B Common Stock. No holder of Class B Common Stock may transfer shares of Class B Common Stock to any person unless such holder transfers a corresponding number of LP Units to the same person in accordance with the provisions of the GDH LPA, as such agreement may be amended from time to time in accordance with the terms thereof. In the event that any outstanding share of Class B Common Stock ceases to be held directly or indirectly by a holder of an LP Unit as set forth in the books and records of GDH LP, such share of Class B Common Stock, if not transferred to another holder of LP Units in a manner that would result in such other holder holding an equal or greater number of LP Units than the number of shares of Class B Common Stock held by such other holder, shall automatically and without further action on the part of the Corporation or such holder be transferred to the Corporation for no consideration and thereupon shall be retired. Annex B-6

6.2 To the extent that any holder of shares of Class B Common Stock exercises its right pursuant to Article 10 of the GDH LPA to have its LP Units redeemed by GDH LP in accordance with the GDH LPA, then simultaneous with the payment of cash or Class A Common Stock consideration to such holder by GDH LP (in the case of a redemption) or the Corporation (in the case of an election by the Corporation pursuant to the GDH LPA to effect a direct exchange with such holder) in accordance with the GDH LPA, the Corporation shall cancel for no consideration a number of shares of Class B Common Stock registered in the name of the redeeming or exchanging holder equal to the number of LP Units held by such holder that are redeemed or exchanged in such redemption or exchange transaction. 6.3 Reservation of Shares of Class A Common Stock. The Corporation will at all times reserve and keep available out of its authorized and unissued shares of Class A Common Stock, solely for the purpose of the issuance the redemption or exchange of LP Units, the number of shares of Class A Common Stock that are issuable upon redemption or exchange of LP Units, pursuant to Article 10 of the GDH LPA (assuming for this purpose that such redemption or exchange is settled in shares of Class A Common Stock). The Corporation covenants that all the shares of Class A Common Stock that are issued upon the exchange or redemption of such LP Units will, upon issuance, be validly issued, fully paid and non-assessable. 6.4 Taxes. The issuance of shares of Class A Common Stock upon the exercise by holders of LP Units of their right under Section 10.01 of the GDH LPA to exchange or redeem LP Units will be made without charge to such holders for any transfer taxes, stamp taxes or duties or other similar tax in respect of the issuance; provided, however, that if any such shares of Class A Common Stock are to be issued in a name other than that of the then record holder of such LP Units being exchanged or redeemed (or The Depository Trust Company or its nominee for the account of a participant of The Depository Trust Company that will hold the shares for the account of such holder), then such holder and/or the Person in whose name such shares are to be delivered, shall pay to the Corporation the amount of any tax that may be payable in respect of any transfer involved in the issuance or shall establish to the reasonable satisfaction of the Corporation that the tax has been paid or is not payable. 6.5 Preemptive Rights. To the extent LP Units are issued pursuant to the GDH LPA to anyone other than the Corporation or a wholly owned subsidiary of the Corporation (including pursuant to Section 9.02 (or any equivalent successor provision) of the GDH LPA), an equivalent number of shares of Class B Common Stock (subject to adjustment as set forth herein) shall be issued at par to the same Person to which such LP Units are issued, subject to receipt by the Corporation of a certificate or other agreement of such Person including certain representations as the Corporation may reasonably request. 7. Board of Directors. 7.1 Number of Directors. The business and affairs of the Corporation shall be managed by, or under the direction of, the Board. Subject to the terms of the Director Nomination Agreement (as long as such agreement is in effect), the total number of Directors which shall constitute the whole Board shall be fixed exclusively by resolutions adopted by the Board. 7.2 Election of Directors. The Directors shall be elected at the Corporation’s annual meeting of stockholders, except as provided in Section 7.3 herein. Subject to the terms of the Director Nomination Agreement (including, without limitation, provisions thereof relating to the rights of the parties thereto to nominate individuals for election to the Board), any Director so elected shall hold office for a term expiring at the next annual general meeting or until his or her successor shall be duly elected and qualified, or until such Director’s earlier death, disqualification, resignation or removal. Directors need not be stockholders of the Corporation. Unless and except to the extent that the Amended and Restated By-laws of the Corporation (as such By-laws may be amended from time to time, the “By-laws”) shall so require, the election of the directors of the Corporation (the “Directors”) need not be by written ballot. 7.3 Vacancies and Newly Created Directorships. Subject to the terms of the Director Nomination Agreement (as long as such agreement is in effect), and unless otherwise provided by Annex B-7 law, newly created directorships resulting from any increase in the authorized number of Directors or any vacancies on the Board resulting from death, resignation, retirement, disqualification, removal from office or other cause shall be filled only by the affirmative vote of a majority of the remaining Directors then in office, even if less than a quorum of the Board. Any Director so elected shall hold office for a term expiring at the next annual general meeting or until his or her successor shall be duly elected and qualified, or until such Director’s earlier death, disqualification, resignation or removal. 7.4 Removal of Directors. Any Director may be removed, with or without cause, by the holders of a majority of the total voting power of the outstanding shares of capital stock of the Corporation then entitled to vote generally in the election of Directors, voting together as a single class. 8. Stockholder Actions. 8.1 Action by Consent. Any action required or permitted to be taken at any annual or special meeting of the stockholders of the Corporation may be effected without a meeting, without prior notice and without a vote by the consent in writing of the holders of a majority of the total voting power of the outstanding stock of Corporation entitled to vote thereon. 8.2 Meetings of Stockholders. (i) An annual meeting of stockholders for the election of directors to succeed those whose terms expire and for the transaction of such other business as may properly come before the meeting shall be held at such place, if any, either within or without the State of Delaware, on such date, and at such time as the Board shall determine. (ii) Special meetings of stockholders of the Corporation for any purpose or purposes may be called only (1) by or at the direction of the Board, (2) by or at the direction of the Chairperson, the Chief Executive Officer or the President, or (3) by the Secretary of the Corporation at the request of the holders of a majority of the total voting power of the outstanding shares of capital stock of the Corporation entitled to vote generally in the election of Directors, voting together as a single class. Any business transacted at any special meeting of stockholders shall be limited to matters relating to the purpose or purposes stated in the notice of meeting. 8.3 No Cumulative Voting. There shall be no cumulative voting in the election of directors. 9. Business Combinations. 9.1 The Corporation hereby expressly elects not to be governed by Section 203 of the General Corporation Law. 9.2 Notwithstanding the foregoing, the Corporation shall not engage in any Business Combination (as defined below), at any point in time at which the Corporation’s Common Stock is registered under Section 12(b) or 12(g) of the Exchange Act, with any Interested Stockholder (as defined below) for a period of three years following the time that such stockholder became an Interested Stockholder, unless: (i) prior to such time, the Board approved either the Business Combination or the transaction which resulted in the stockholder becoming an Interested Stockholder, or (ii) upon consummation of the transaction which resulted in the stockholder becoming an Interested Stockholder, the Interested Stockholder Owned at least 85% of the voting stock (as defined below) of the Corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock Owned by the Interested Stockholder) those shares Owned by (i) persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or Annex B-8

(iii) at or subsequent to such time, the Business Combination is approved by the Board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 662∕3% of the outstanding voting stock of the Corporation which is not Owned by the Interested Stockholder. 9.3 Solely for purposes of this Article 9, references to: (i) “Affiliate” means a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, another person. (ii) “Associate,” when used to indicate a relationship with any person, means: (i) any corporation, partnership, unincorporated association or other entity of which such person is a director, officer or partner or is, directly or indirectly, the owner of 20% or more of any class of voting stock; (ii) any trust or other estate in which such person has at least a 20% beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity; and (iii) any relative or spouse of such person, or any relative of such spouse, who has the same residence as such person. (iii) “Business Combination,” when used in reference to the Corporation and any Interested Stockholder of the Corporation, means: (1) any merger or consolidation of the Corporation or any direct or indirect majority-owned subsidiary of the Corporation (a) with the Interested Stockholder, or (b) with any other corporation, partnership, unincorporated association or other entity if the merger or consolidation is caused by the Interested Stockholder and as a result of such merger or consolidation Section 9.2 of this Article 9 is not applicable to the surviving entity; (2) any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), except proportionately as a stockholder of the Corporation, to or with the Interested Stockholder, whether as part of a dissolution or otherwise, of assets of the Corporation or of any direct or indirect majority-owned subsidiary of the Corporation which assets have an aggregate market value equal to 10% or more of either the aggregate market value of all the assets of the Corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the Corporation; (3) any transaction which results in the issuance or transfer by the Corporation or by any direct or indirect majority-owned subsidiary of the Corporation of any stock of the Corporation or of such subsidiary to the Interested Stockholder, except: (a) pursuant to the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into stock of the Corporation or any such subsidiary which securities were outstanding prior to the time that the Interested Stockholder became such; (b) pursuant to a merger under Section 251(g) of the General Corporation Law; (c) pursuant to a dividend or distribution paid or made, or the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into stock of the Corporation or any such subsidiary which security is distributed, pro rata to all holders of a class or series of stock of the Corporation subsequent to the time the Interested Stockholder became such; (d) pursuant to an exchange offer by the Corporation to purchase stock made on the same terms to all holders of said stock; or (e) any issuance or transfer of stock by the Corporation; provided, however, that in no case under items (c) through (e) of this subsection (3) shall there be an increase in the Interested Stockholder’s proportionate share of the stock of any class or series of the Corporation or of the voting stock of the Corporation (except as a result of immaterial changes due to fractional share adjustments); (4) any transaction involving the Corporation or any direct or indirect majority-owned subsidiary of the Corporation which has the effect, directly or indirectly, of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the Corporation or of any such subsidiary which is Owned by the Annex B-9

Interested Stockholder, except as a result of immaterial changes due to fractional share adjustments or as a result of any purchase or redemption of any shares of stock not caused, directly or indirectly, by the Interested Stockholder; or (5) any receipt by the Interested Stockholder of the benefit, directly or indirectly (except proportionately as a stockholder of the Corporation), of any loans, advances, guarantees, pledges, or other financial benefits (other than those expressly permitted in subsections (i) through (iv) above) provided by or through the Corporation or any direct or indirect majority-owned subsidiary. (iv) “control,” including the terms “controlling,” “controlled by” and “under common control with,” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting stock, by contract or otherwise. A person who is the owner of 20% or more of the outstanding voting stock of any corporation, partnership, unincorporated association or other entity shall be presumed to have control of such entity, in the absence of proof by a preponderance of the evidence to the contrary; provided that, notwithstanding the foregoing, a presumption of control shall not apply where such person holds voting stock, in good faith and not for the purpose of circumventing this Article 9, as an agent, bank, broker, nominee, custodian or trustee for 1 or more owners who do not individually or as a group have control of such entity. (v) “Interested Stockholder” means any person (other than the Corporation or any direct or indirect majority-owned subsidiary of the Corporation) that (i) is the owner of 15% or more of the outstanding voting stock of the Corporation, or (ii) is an Affiliate or Associate of the Corporation and was the owner of 15% or more of the outstanding voting stock of the Corporation at any time within the three year period immediately prior to the date on which it is sought to be determined whether such person is an Interested Stockholder; and the Affiliates and Associates of such person; but “Interested Stockholder” shall not include the Continuing Founder LP, any of its Permitted Transferees or any of their respective Affiliates or successors or any “group,” or any member of any such group, to which such persons are a party under Rule 13d-5 of the Exchange Act or (b) any person whose ownership of shares in excess of the 15% limitation set forth herein is the result of any action taken solely by the Corporation; provided, further, that in the case of clause (b) such person shall be an Interested Stockholder if thereafter such person acquires additional shares of voting stock of the Corporation, except as a result of further corporate action not caused, directly or indirectly, by such person. For the purpose of determining whether a person is an Interested Stockholder, the voting stock of the Corporation deemed to be outstanding shall include stock deemed to be Owned by the person but shall not include any other unissued stock of the Corporation which may be issuable pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise. (vi) “owner,” including the terms “own” and “owned,” when used with respect to any stock, means a person that individually or with or through any of its Affiliates or associates: (1) beneficially owns such stock, directly or indirectly; or (2) has (A) the right to acquire such stock (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise; provided, however, that a person shall not be deemed the owner of stock tendered pursuant to a tender or exchange offer made by such person or any of such person’s Affiliates or associates until such tendered stock is accepted for purchase or exchange; or (B) the right to vote such stock pursuant to any agreement, arrangement or understanding; provided, however, that a person shall not be deemed the owner of any stock because of such person’s right to vote such stock if the agreement, arrangement or understanding to vote such stock arises solely from a revocable proxy or consent given in response to a proxy or consent solicitation made to ten (10) or more persons; or Annex B-10

(3) has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent as described in item (B) of subsection (2) above), or disposing of such stock with any other person that beneficially owns, or whose Affiliates or associates beneficially own, directly or indirectly, such stock. (vii) “stock” means, with respect to any corporation, capital stock and, with respect to any other entity, any equity interest. (viii) “voting stock” means, with respect to any corporation, stock of any class or series entitled to vote generally in the election of directors and, with respect to any entity that is not a corporation, any equity interest entitled to vote generally in the election of the governing body of such entity. Every reference to a percentage of voting stock shall refer to such percentages of the votes of such voting stock. 10. Limitation of Liability. 10.1 To the fullest extent permitted under the General Corporation Law or any other law of the State of Delaware, as amended from time to time, no Director or officer of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a Director or officer of the Corporation. 10.2 Neither the amendment or repeal of Section 10.1, nor the adoption of any provision of this Certificate of Incorporation, nor, to the fullest extent permitted by the General Corporation Law, any modification of law shall adversely affect any right or protection of a Director or an officer of the Corporation hereunder in respect of any act or omission occurring prior to the time of such amendment, repeal, adoption or modification. If the General Corporation Law is amended after the date of filing this Certificate of Incorporation to authorize corporate action further eliminating or limiting the personal liability of Directors or officers of the Corporation, then the liability of a Director or an officer of the Corporation of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law, as so amended. 11. Adoption, Amendment or Repeal of By-Laws. In furtherance and not in limitation of the powers conferred by law, the Board is expressly authorized to adopt, alter, amend or repeal the By-laws. The stockholders of the Corporation shall also have the power to adopt, alter, amend or repeal the By-laws; provided, however, that in addition to any greater or additional vote required by law or this Certificate of Incorporation, the affirmative vote of the holders of at least 662∕3% of the total voting power of the outstanding shares of capital stock of the Corporation entitled to vote generally in the election of Directors, voting together as a single class, shall be required to adopt, alter, amend or repeal the By-laws. 12. Adoption, Amendment and Repeal of Certificate. The Corporation reserves the right to amend, alter, change, adopt or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by the General Corporation Law, and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, Directors or any other Persons whomsoever by and pursuant to this Certificate of Incorporation in its present form or as hereafter amended, are granted and held subject to this reservation. Notwithstanding anything to the contrary contained in this Certificate of Incorporation, and notwithstanding that a lesser percentage may be permitted from time to time by applicable law, no provision of Section 5.2 of Article 5, Sections 7.2, 7.3 and 7.4 of Article 7, Sections 8.1 and 8.2 of Article 8 or Article 9, 11 or 12 may be altered, amended or repealed in any respect, nor may any provision inconsistent therewith be adopted, unless in addition to any greater or additional vote required by this Certificate of Incorporation or by law, such alteration, amendment, repeal or adoption is approved by the affirmative vote of the holders of 662∕3% of the total voting power of the outstanding shares of capital stock of the Corporation entitled to vote generally in the election of Directors, voting together as a single class. 13. Severability. If any provision or provisions of this Certificate of Incorporation shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever: (i) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining Annex B-11 provisions of this Certificate of Incorporation (including, without limitation, each portion of any paragraph of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby and (ii) to the fullest extent possible, the provisions of this Certificate of Incorporation (including, without limitation, each such portion of any paragraph of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to permit the Corporation to protect its Directors, officers, employees and agents from personal liability in respect of their good faith service to or for the benefit of the Corporation to the fullest extent permitted by law. 14. Corporate Opportunity. 14.1 Certain Acknowledgement. In recognition and anticipation that members of the Board from time to time who are not employees of the Corporation, GDH LP or any of their respective subsidiaries (“Non-Employee Directors”) and their respective Affiliates may now engage and may continue to engage in the same or similar activities or related lines of business as those in which the Corporation, directly or indirectly, may engage and/or other business activities that overlap with or compete with those in which the Corporation, directly or indirectly, may engage, the provisions of this Article 14 are set forth to regulate and define the conduct of certain affairs of the Corporation with respect to certain classes or categories of business opportunities as they may involve any of the Non-Employee Directors or their respective Affiliates and the powers, rights, duties and liabilities of the Corporation and its Directors, officers and stockholders in connection therewith. 14.2 Competition and Corporate Opportunities; Renouncement. No Non-Employee Director (including any Non-Employee Director who serves as an officer of the Corporation, in both his or her Director and officer capacities) or his or her Affiliates (the Persons identified above being referred to, collectively, as “Identified Persons” and, each individually, as an “Identified Person”) shall, to the fullest extent permitted by law, have any duty to refrain from directly or indirectly (i) engaging in the same or similar business activities or lines of business in which the Corporation or any of its Affiliates now engages or proposes to engage or (ii) otherwise competing with the Corporation or any of its Affiliates, and, to the fullest extent permitted by law, no Identified Person shall be liable to the Corporation or its stockholders or to any Affiliate of the Corporation for breach of any fiduciary duty solely by reason of the fact that such Identified Person engages in any such activities. To the fullest extent permitted by law, the Corporation hereby renounces any interest or expectancy in, or right to be offered an opportunity to participate in, any business opportunity which may be a corporate opportunity for an Identified Person and the Corporation or any of its Affiliates, except as provided in Section 14.3 hereof. Subject to Section 14.3, in the event that any Identified Person acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself, herself or himself and the Corporation or any of its Affiliates, such Identified Person shall, to the fullest extent permitted by law, have no duty to communicate or offer such transaction or other business opportunity to the Corporation or any of its Affiliates and, to the fullest extent permitted by law, shall not be liable to the Corporation or its stockholders or to any Affiliate of the Corporation for breach of any fiduciary duty as a stockholder, Director or officer of the Corporation solely by reason of the fact that such Identified Person pursues or acquires such corporate opportunity for itself, herself or himself, or offers or directs such corporate opportunity to another Person or does not communicate information regarding such corporate opportunity to the Corporation. 14.3 Allocation of Corporate Opportunities. Notwithstanding the foregoing provision of this Article 14, the Corporation does not renounce its interest in any corporate opportunity offered to any Non-Employee Director (including any Non-Employee Director who serves as an officer of the Corporation) if such opportunity is expressly offered to such person expressly and solely in his or her capacity as a Director or officer of the Corporation, and the provisions of Section 14.2 hereof shall not apply to any such corporate opportunity. In addition, notwithstanding anything to the contrary set forth herein, the provisions of this Section 14.3 shall not release any Person who is or was an employee of the Corporation, GDH LP or any of their respective subsidiaries from any Annex B-12 obligations or duties that such Person may have pursuant to any other agreement that such Person may have with the Corporation, GDH LP or any such subsidiary. 14.4 Certain Matters Deemed Not Corporate Opportunities. In addition to and notwithstanding the foregoing provisions of this Article 14, a corporate opportunity shall not be deemed to be a potential corporate opportunity for the Corporation if it is a business opportunity that (i) the Corporation is neither financially or legally able, nor contractually permitted to undertake, (ii) from its nature, is not in the line of the Corporation’s business or is of no practical advantage to the Corporation or (iii) is one in which the Corporation has no interest or reasonable expectancy. 14.5 Notice. To the fullest extent permitted by law, any Person purchasing or otherwise acquiring any interest in any shares of capital stock of the Corporation shall be deemed to have notice of and to have consented to the provisions of this Article 14. 15. Forum. 15.1 Unless the Corporation (through approval of the Board) consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation; (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any director or officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, creditors or other constituents; (iii) any action or proceeding asserting a claim against the Corporation or any director or officer or other employee of the Corporation arising pursuant to, or seeking to enforce any right, obligation or remedy under, any provision of the DGCL or this Certificate of Incorporation or the Bylaws (as either may be amended from time to time); (iv) any action or proceeding seeking to interpret, apply, enforce or determine the validity of this Certificate of Incorporation or the Bylaws (as either may be amended from time to time); (v) any action or proceeding asserting a claim against the Corporation or any director or officer or other employee of the Corporation governed by the internal affairs doctrine; or (vi) any action or proceeding as to which the DGCL (as it may be amended from time to time) confers jurisdiction on the Court of Chancery of the State of Delaware; provided that, if and only if the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, such action may be brought in another state court sitting in the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware). 15.2 Unless the Corporation (through approval of the Board) consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, the Exchange Act or other U.S. federal securities laws for which there is exclusive U.S. federal or concurrent U.S. federal and state jurisdiction. 15.3 Any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the Corporation shall be deemed to have notice of and to have consented to the provisions of this Article 15. 15.4 If any provision or provisions of this Article 15 shall be held to be invalid, illegal or unenforceable for any reason whatsoever, the validity, legality and enforceability of the remaining provisions of this Article 15 shall not in any way be affected or impaired thereby. 16. Definitions. As used in this Certificate of Incorporation, unless the context otherwise requires or as set forth in another Article or Section of this Certificate of Incorporation, the term: (i) “Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such Person; provided, that (1) neither the Corporation nor any of its subsidiaries will be deemed an Affiliate of any stockholder of the Corporation or any of such stockholders’ Affiliates and (2) no stockholder of the Corporation will be deemed an Affiliate of any other stockholder of the Corporation, in each case, solely by Annex B-13 reason of any investment in the Corporation or any rights conferred on such stockholder pursuant to the Stockholder Agreement (including any representatives of such stockholder serving on the Board). (ii) “Beneficial Ownership” (including the terms Beneficial Owner and “Beneficially Owning”) has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act. (iii) “Board” is defined in Section 5.1(ii)(1). (iv) “By-laws” is defined in Section 7.1. (v) “Certificate of Incorporation” is defined in the recitals. (vi) “Chairperson” means the Chairperson of the Board. (vii) “Chief Executive Officer” means the Chief Executive Officer of the Corporation. (viii) “Class A Common Stock” is defined in Section 4.1. (ix) “Class B Common Stock” is defined in Section 4.1. (x) “Common Stock” is defined in Section 4.1. (xi) “Continuing Founder LP” means Galaxy Group Investments LLC, a Delaware limited liability company. (xii) “Continuing LPs” means the Continuing Founder LP and the other existing limited partners of GDH LP immediately prior to the effectiveness of this Certificate of Incorporation (other than the Corporation). (xiii) “control” (including the terms “controlling” and “controlled”), with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly, of the power to direct or cause the direction of the affairs or management of such subject Person, whether through the Ownership of voting securities, as trustee or executor, by contract or otherwise. (xiv) “Corporation” has the meaning set forth in the preamble. (xv) “Director” is defined in Section 7.1. (xvi) “Director Nomination Agreement” means the Director Nomination Agreement, dated as of [•], 2025, by and among Galaxy Digital Inc., the Continuing Founder LP and the other Persons who may become parties thereto from time to time, as the same may be amended, restated, supplemented and/or otherwise modified, from time to time. (xvii) “Disposition Event” means any merger, consolidation or other Business Combination of the Corporation, whether effectuated through one transaction or series of related transactions (including a tender offer followed by a merger in which holders of Class A Common Stock receive the same consideration per share paid in the tender offer), unless, following such transaction, all or substantially all of the holders of the voting power of all outstanding classes of Common Stock that are generally entitled to vote in the election of Directors prior to such transaction or series of transactions, continue to hold a majority of the voting power of the surviving entity (or its parent) resulting from such transaction or series of transactions in substantially the same proportions as immediately prior to such transaction or series of transactions. (xviii) “ERISA” means the Employee Retirement Income Security Act of 1974, as amended from time to time, and the rules and regulations promulgated pursuant thereto. (xix) “Exchange Act” means the Securities Exchange Act of 1934, as amended, and any successor law or statute, together with the rules and regulations promulgated thereunder. Annex B-14

(xx) “Galaxy Digital Inc.” means Galaxy Digital Inc., a Delaware corporation or any successor thereto. (xxi) “GDH LP” means Galaxy Digital Holdings LP, a Delaware limited liability company, or any successor thereto. (xxii) “GDH LPA” means the Seventh Amended and Restated Limited Partnership Agreement, dated as of [•], 2025, by and among the Continuing LPs, the Corporation, as general partner, and the other Persons that may become parties thereto from time to time, as the same may be amended, restated, supplemented and/or otherwise modified, from time to time. (xxiii) “General Corporation Law” is defined in the recitals. (xxiv) “Identified Person” is defined in Section 14.2. (xxv) “LP Unit” means a nonvoting limited partnership interest unit of GDH LP. (xxvi) “Non-Employee Directors” is defined in Section 14.1. (xxvii) “Ownership” shall mean, with respect to any shares of Common Stock, direct or indirect record ownership or Beneficial Ownership. The term “Owner” shall mean any Person that has or exercises Ownership with respect to any shares of Common Stock. (xxviii) “Permitted Transferee” means (1) any Person that is an Affiliate of such transferor, (2) in the case of any transferor that is a natural person (a) any Person to whom Common Stock is transferred from such transferor (x) by will or the laws of descent and distribution or (y) who is the child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, sister-in-law, descendant (including adoptive relationships with regards to the foregoing), heir, executor, administrator, testamentary trustee, legatee or beneficiary of such transferor, or (b) a trust, partnership, limited liability company or similar vehicle established and maintained solely for the benefit of (or the sole members or partners of which are) such transferor and/or its Permitted Transferees under (a) above; provided that no “benefit plan investor” within the meaning of Section 3(42) of ERISA may be a Permitted Transferee, (3) any institution qualified as tax-exempt under Section 501(c)(3) of the Code or (4) a donor-advised fund or account that is maintained and operated by a sponsoring organization that is an institution qualified as tax-exempt under Section 501(c)(3) of the Code, where the transferring Partner retains advisory privileges with respect to the distribution of funds and the investment of assets in the fund or account. (xxix) “Person” means any individual, partnership, firm, corporation, limited liability company, association, trust, unincorporated organization or other entity. (xxx) “President” means the President of the Corporation. (xxxi) “Stock Adjustment” is defined in Section 5.1(ii)(3). [Remainder of page intentionally left blank.] Annex B-15

IN WITNESS WHEREOF, this Certificate of Incorporation of Galaxy Digital Holdings Inc. has been duly executed by the officer below this [•]th day of [•], 2025. By: Name: Michael Novogratz Title: Chief Executive Officer [Signature Page to Galaxy Digital Holdings Inc. Certificate of Incorporation] Annex B-16

ANNEX “C” PROPOSED BYLAWS Please see attached. C-93

Annex C BY-LAWS of GALAXY DIGITAL HOLDINGS INC. (A Delaware Corporation)

TABLE OF CONTENTS PAGE ARTICLE 1 Definitions ARTICLE 2 Stockholders Section 2.01. Place of Meetings . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . C-2 Section 2.02. Annual Meetings . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . C-2 Section 2.03. Notice of Stockholder Proposals . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . C-2 Section 2.04. Special Meetings . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . C-5 Section 2.05. Record Date . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . C-5 Section 2.06. Notice of Meetings of Stockholders . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . C-5 Section 2.07. Waivers of Notice . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . C-6 Section 2.08. List of Stockholders . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . C-6 Section 2.09. Quorum of Stockholders . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . C-6 Section 2.10. Voting; Proxies . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . C-7 Section 2.11. Voting Procedures and Inspectors at Meetings of Stockholders . . . . . . . . . . . . . . . . . . C-7 Section 2.12. Conduct of Meetings; Adjournment . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . C-7 Section 2.13. Order of Business . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . C-8 Section 2.14. Consent of Stockholders Without a Meeting . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . C-8 ARTICLE 3 Directors Section 3.01. General Powers . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . C-8 Section 3.02. Term of Office . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . C-8 Section 3.03. Nominations of Directors . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . C-8 Section 3.04. Nominee and Director Qualifications ................................... C-10 Section 3.05. Resignation .................................................... C-11 Section 3.06. Compensation ................................................... C-11 Section 3.07. Regular Meetings ................................................ C-11 Section 3.08. Special Meetings ................................................. C-11 Section 3.09. Telephone Meetings ............................................... C-11 Section 3.10. Adjourned Meetings ............................................... C-12 Section 3.11. Notice Procedure ................................................. C-12 Section 3.12. Waiver of Notice ................................................. C-12 Section 3.13. Organization .................................................... C-12 Section 3.14. Quorum of Directors .............................................. C-12 Section 3.15. Action by Majority Vote ............................................ C-12 Section 3.16. Action Without Meeting ............................................ C-12 ARTICLE 4 Committees of the Board ARTICLE 5 Officers Section 5.01. Officers; Election ................................................. C-13 Section 5.02. Term of Office; Resignation; Removal; Vacancies ........................... C-13 Annex C-i

PAGE Section 5.03. Chief Executive Officer ............................................ C-13 Section 5.04. President ...................................................... C-13 Section 5.05. Vice Presidents .................................................. C-14 Section 5.06. Secretary ...................................................... C-14 Section 5.07. Treasurer ...................................................... C-14 Section 5.08. Assistant Secretaries and Assistant Treasurers ............................. C-14 ARTICLE 6 Indemnification Section 6.01. Right to Indemnification ............................................ C-14 Section 6.02. Prepayment of Expenses ............................................ C-15 Section 6.03. Claims ........................................................ C-15 Section 6.04. Nonexclusivity of Rights ............................................ C-15 Section 6.05. Other Sources ................................................... C-16 Section 6.06. Indemnitor of First Resort .......................................... C-16 Section 6.07. Amendment or Repeal ............................................. C-16 Section 6.08. Other Indemnification and Prepayment of Expenses ......................... C-16 Section 6.09. Reliance ....................................................... C-17 Section 6.10. Insurance ...................................................... C-17 ARTICLE 7 General Provisions Section 7.01. Certificates Representing Shares ...................................... C-17 Section 7.02. Transfer and Registry Agents ........................................ C-17 Section 7.03. Lost, Stolen or Destroyed Certificates ................................... C-17 Section 7.04. Transfer Of Shares ............................................... C-17 Section 7.05. Authority for Additional Rules Regarding Transfer .......................... C-17 Section 7.06. Voting of Stock Owned by the Corporation ............................... C-18 Section 7.07. Form of Records ................................................. C-18 Section 7.08. Seal .......................................................... C-18 Section 7.09. Fiscal Year ..................................................... C-18 Section 7.10. Amendments .................................................... C-18 Section 7.11. Conflict with Applicable Law or Certificate of Incorporation ................... C-18 Annex C-ii

ARTICLE 1 DEFINITIONS As used in these By-laws, unless the context otherwise requires, the term: “Assistant Secretary” means an Assistant Secretary of the Corporation. “Assistant Treasurer” means an Assistant Treasurer of the Corporation. “Board” means the Board of Directors of the Corporation. “Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by law to close. “By-laws” means the By-laws of the Corporation, as amended and restated. “Certificate of Incorporation” means the Certificate of Incorporation of the Corporation, as amended and restated from time to time. “Chairperson” means the Chairperson of the Board and includes any Executive Chairperson. “Chief Executive Officer” means the Chief Executive Officer of the Corporation. “control” (including the terms “controlling” and “controlled”), with respect to the relationship between or among two or more persons, means the possession, directly or indirectly, of the power to direct or cause the direction of the affairs or management of such subject person, whether through the ownership of voting securities, as trustee or executor, by contract or otherwise. “Corporation” means Galaxy Digital Holdings Inc., a Delaware corporation. “Covered Person” is defined in Section 6.01. “Derivative” is defined in Section 2.03(c)(iii). “Directors” means the directors of the Corporation. “Director Nomination Agreement” means the Director Nomination Agreement, dated as of [•], 2025, by and among Galaxy Digital Inc., Galaxy Group Investments LLC and the other Persons who may become parties thereto from time to time, as it may be amended, supplemented or modified. “Exchange Act” means the Securities Exchange Act of 1934, as amended, and any successor law or statute, and the rules and regulations promulgated thereunder. “Executive Chairperson” means the Executive Chairperson of the Board. “General Corporation Law” means the General Corporation Law of the State of Delaware, as amended. “law” means any U.S. or non-U.S. federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a governmental authority (including any department, court, agency or official, or non-governmental self-regulatory organization, agency or authority and any political subdivision or instrumentality thereof). “Nominating Stockholder” is defined in Section 3.03(b). “Notice of Business” is defined in Section 2.03(b). “Notice of Nomination” is defined in Section 3.03(c). “Notice Record Date” is defined in Section 2.05(a). “Office of the Corporation” means the principal executive office of the Corporation, anything in Section 131 of the General Corporation Law to the contrary notwithstanding. Annex C-1

“President” means a President of the Corporation. “Proceeding” is defined in Section 6.01. “Proponent” is defined in Section 2.03(c)(i). “Public Disclosure” is defined in Section 2.03(h). “SEC” means the Securities and Exchange Commission. “Secretary” means the Secretary of the Corporation. “Stockholder Associated Person” is defined in Section 2.03(i). “Stockholder Business” is defined in Section 2.03(a). “Stockholder Information” is defined in Section 2.03(c)(iii). “Stockholder Nominees” is defined in Section 3.03(b). “Stockholders” means the stockholders of the Corporation. “Treasurer” means the Treasurer of the Corporation. “Vice President” means a Vice President of the Corporation. “Voting Commitment” is defined in Section 3.04. “Voting Record Date” is defined in Section 2.05(a). ARTICLE 2 STOCKHOLDERS Section 2.01. Place of Meetings. Meetings of Stockholders may be held within or without the State of Delaware, at such place or solely by means of remote communication or otherwise, as may be designated by the Board from time to time. Section 2.02. Annual Meetings. If required by applicable law, an annual meeting of Stockholders for the election of Directors and other business shall be held at such date, place, if any, and time as may be designated by the Board from time to time Section 2.03. Notice of Stockholder Proposals. (a) At an annual meeting of the Stockholders, only business (other than business relating to the nomination or election of Directors, which is governed by Section 3.03) that has been properly brought before the Stockholder meeting in accordance with the procedures set forth in this Section 2.03 shall be conducted. To be properly brought before a meeting of Stockholders, such business must be brought before the meeting (i) by or at the direction of the Board or any committee thereof or (ii) by a Stockholder who (A) was a Stockholder of record of the Corporation when the notice required by this Section 2.03 is delivered to the Secretary and at the time of the meeting, (B) is entitled to vote at the meeting and (C) complies with the notice and other provisions of this Section 2.03. Subject to Section 2.03(j), and except with respect to nominations or elections of Directors, which are governed by Section 3.03, Section 2.03(a)(ii) is the exclusive means by which a Stockholder may bring business before a meeting of Stockholders. Any business brought before a meeting in accordance with Section 2.03(b)(ii) is referred to as “Stockholder Business.” (b) Subject to Section 2.03(j), at any annual meeting of Stockholders, all proposals of Stockholder Business must be made by timely written notice given by or on behalf of a Stockholder of record of the Corporation (the “Notice of Business”) and must otherwise be a proper matter for Stockholder action. To be timely, the Notice of Business must be delivered personally or mailed to, and received at the Office of the Corporation, addressed to the Secretary, by no earlier than close of business on the 120th day and no later than close of business on the 90th day before the first anniversary of the date of the prior year’s annual meeting of Stockholders; provided, however, that (i) in the event that the date of the annual meeting of Stockholders is advanced by more than 30 days, or delayed by more than 60 days, from the first anniversary Annex C-2 of the prior year’s annual meeting of Stockholders or (ii) no annual meeting was held during the prior year, the notice by the Stockholder to be timely must be received (A) no earlier than the close of business on the 120th day before such annual meeting and (B) no later than the later of the close of business on the 90th day before such annual meeting or the tenth day after the day on which the notice of such annual meeting was made by mail or Public Disclosure; provided, further, that, solely for the purposes of the notice requirements under this Section 2.03(b), with respect to the annual meeting of stockholders of the Corporation for 2026, the date of the preceding year’s annual meeting of stockholders shall be deemed to be May 15, 2025. In no event shall an adjournment, postponement or deferral, or Public Disclosure of an adjournment, postponement or deferral, of a Stockholder meeting commence a new time period (or extend any time period) for the giving of the Notice of Business. (c) The Notice of Business must set forth: (i) the name and record address of each Stockholder proposing Stockholder Business (the “Proponent”), as they appear on the Corporation’s books; (ii) and address of any Stockholder Associated Person; (iii) as to each Proponent and any Stockholder Associated Person, (A) the class or series and number of shares of capital stock that are owned, directly or indirectly, held of record and beneficially by the Proponent or Stockholder Associated Person, (B) the date such shares of stock were acquired, (C) a description of any agreement, arrangement or understanding, direct or indirect, with respect to such Stockholder Business and/or the voting of shares of any class or series of stock of the Corporation between or among the Proponent, any Stockholder Associated Person or any others (including their names) acting in concert with any of the foregoing, (D) a description of any agreement, arrangement or understanding (including without limitation any derivative or short positions, profit interests, options, hedging transactions, warrant, convertible security, stock appreciation right or similar right with an exercise or conversion privilege or a settlement payment or mechanism at a price related to any class of securities and/or borrowed or loaned shares) that has been entered into, directly or indirectly, as of the date of the Proponent’s notice by, or on behalf of, the Proponent or any Stockholder Associated Person, the effect or intent of which may be (1) to mitigate loss to, manage risk or benefit of share price changes for, (2) to increase or decrease the voting power of the Proponent or any Stockholder Associated Person with respect to shares of any class or series of stock of the Corporation and/or (3) to provide the Proponent, directly or indirectly, with the opportunity to profit or share in any profit derived in whole or in part from, or to otherwise benefit economically from, any increase or decrease in value of any class or series of stock of the Corporation, whether or not such instrument or right shall be subject to settlement in the underlying class or series of stock of the Corporation or otherwise (a “Derivative”), (E) a description in reasonable detail of any proxy (including revocable proxies), contract, arrangement, understanding or other relationship pursuant to which the Proponent or Stockholder Associated Person has a right to vote any shares of stock of the Corporation, (F) any rights to dividends on the stock of the Corporation owned beneficially by the Proponent or Stockholder Associated Person that are separated or separable from the underlying stock of the Corporation, (G) any proportionate interest in stock of the Corporation or Derivatives held, directly or indirectly, by a general or limited partnership in which the Proponent or Stockholder Associated Person is a general partner or, directly or indirectly, beneficially owns an interest in a general partner (H) any performance-related fees (other than an asset-based fee) that the Proponent or Stockholder Associated Person is entitled to based on any increase or decrease in the value of stock of the Corporation or Derivatives thereof, if any, as of the date of such notice., and (I) a certification regarding whether such Proponent and Stockholder Associated Person, if any, have complied with all applicable federal, state and other legal requirements in connection with the Proponent’s and/or Stockholder Associated Person’s acquisition of shares of capital stock or other securities of the Corporation and/or the Proponent’s and/or Stockholder Associated Person’s acts or omissions as a stockholder of the Corporation The information specified in Section 2.03(c)(i) to (iii) is referred to herein as “Stockholder Information;” (iv) Stockholder Information with respect to any stock or other interests of the Corporation held by members of the Proponent’s or Stockholder Associated Person’s immediate family sharing the same household; Annex C-3

(v) a representation to the Corporation that each Proponent is a holder of record of stock of the Corporation at the time of giving the notice, will be entitled to vote at the meeting and will appear in person or by proxy at the meeting to propose such Stockholder Business; (vi) a brief description of the Stockholder Business desired to be brought before the annual meeting, the text of the proposal (including the text of any resolutions proposed for consideration and, if such business includes a proposal to amend the By-laws, the language of the proposed amendment) and the reasons for conducting such Stockholder Business at the meeting, any material interest of each Proponent and any Stockholder Associated Person in such Stockholder Business; (vii) a representation to the Corporation as to whether the Proponent intends (A) to deliver a proxy statement and form of proxy to holders of at least the percentage of the Corporation’s outstanding capital stock required to approve or adopt such Stockholder Business or (B) otherwise to solicit proxies from the Stockholders in support of such Stockholder Business; (viii) all other information Stockholder that would be required to be filed with the SEC if the Proponents or Stockholder Associated Persons were participants in a solicitation subject to Section 14 of the Exchange Act; and (ix) a representation and covenant for the benefit of the Corporation that the Proponents shall provide any other information reasonably requested by the Corporation. (d) The Proponents shall also provide any other information reasonably requested by the Corporation within 10 Business Days after such request. (e) In addition, the Proponent shall further update and supplement the information provided to the Corporation in the Notice of Business or upon the Corporation’s request pursuant to Section 2.03(d) from time to time as needed, so that such information shall be true and correct as of the record date for determining the stockholders entitled to notice of the meeting and as of the date that is 10 Business Days before the meeting or any adjournment or postponement thereof. Such update and supplement must be delivered personally or mailed to, and received at, the Office of the Corporation, addressed to the Secretary, by no later than five Business Days after the record date for determining the stockholders entitled to notice of the meeting (in the case of the update and supplement required to be made as of the record date for determining the stockholders entitled to notice of the meeting), and not later than seven Business Days before the date for the meeting (in the case of the update and supplement required to be made as of 10 Business Days before the meeting or any adjournment or postponement thereof). (f) The person presiding over the meeting shall, if the facts warrant, determine and declare to the meeting that business was not properly brought before the meeting in accordance with the procedures set forth in this Section 2.03, and if he or she should so determine, he or she shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted. (g) If the Proponent (or a qualified representative of the Proponent) does not appear at the meeting of Stockholders to present the Stockholder Business, such business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by the Corporation. For purposes of this Section 2.03, to be considered a qualified representative of the Stockholder, a person must be a duly authorized officer, manager or partner of such Stockholder or must be authorized by a writing executed by such Stockholder or an electronic transmission delivered by such Stockholder to act for such Stockholder as proxy at the meeting of Stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of Stockholders. (h) “Public Disclosure” of any date or other information means disclosure thereof by a press release reported by the Dow Jones News Services, Associated Press, Business Wire, PR Newswire or comparable U.S. national news service or in a document publicly filed by the Corporation with the SEC pursuant to Sections 13, 14 or 15(d) of the Exchange Act. (i) “Stockholder Associated Person” means, with respect to any Stockholder, (i) any other beneficial owner of stock of the Corporation that is owned by such Stockholder and (ii) any person that directly, or Annex C-4 indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Stockholder or such beneficial owner. (j) The notice requirements of this Section 2.03 shall be deemed satisfied with respect to Stockholder proposals that have been properly brought under Rule 14a-8 of the Exchange Act and that are included in a proxy statement that has been prepared by the Corporation to solicit proxies for such annual meeting. Further, nothing in this Section 2.03 shall be deemed to affect any rights of the holders of any series of preferred stock of the Corporation pursuant to any applicable provision of the Certificate of Incorporation. Section 2.04. Special Meetings. Special meetings of the Stockholders may be called only in the manner set forth in the Certificate of Incorporation, as in effect at such time. Notice of every special meeting of the Stockholders shall state the purpose or purposes of such meeting. Except as otherwise required by law, the business conducted at a special meeting of Stockholders shall be limited exclusively to the business set forth in the Corporation’s notice of meeting, and the individual or group calling such meeting shall have exclusive authority to determine the business included in such notice. Section 2.05. Record Date. (a) For the purpose of determining the Stockholders entitled to notice of any meeting of Stockholders or any adjournment thereof, unless otherwise required by the Certificate of Incorporation or applicable law, the Board may fix a record date (the “Notice Record Date”), which record date shall not precede the date on which the resolution fixing the record date was adopted by the Board and shall not be more than 60 or less than 10 days before the date of such meeting. The Notice Record Date shall also be the record date for determining the Stockholders entitled to vote at such meeting unless the Board determines, at the time it fixes such Notice Record Date, that a later date on or before the date of the meeting shall be the date for making such determination (the “Voting Record Date”). For the purposes of determining the Stockholders entitled to express consent to corporate action in writing without a meeting, unless otherwise required by the Certificate of Incorporation or applicable law, the Board may fix a record date, which record date shall not precede the date on which the resolution fixing the record date was adopted by the Board and shall not be more than 10 days after the date on which the record date was fixed by the Board. For the purposes of determining the Stockholders entitled to (i) receive payment of any dividend or other distribution or allotment of any rights, (ii) exercise any rights in respect of any change, conversion or exchange of stock or (iii) take any other lawful action, unless otherwise required by the Certificate of Incorporation or applicable law, the Board may fix a record date, which record date shall not precede the date on which the resolution fixing the record date was adopted by the Board and shall not be more than 60 days prior to such action. (b) If no such record date is fixed: (i) the record date for determining Stockholders entitled to notice of, and to vote at, a meeting of Stockholders shall be at the close of business on the day next preceding the day on which notice is given or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held; (ii) the record date for determining Stockholders entitled to express consent to corporate action without a meeting (unless otherwise provided in the Certificate of Incorporation), when no prior action by the Board is required by applicable law, shall be the first day on which a signed consent setting forth the action taken or proposed to be taken is delivered to the Corporation in accordance with applicable law; and when prior action by the Board is required by applicable law, the record date for determining Stockholders entitled to express consent to corporate action without a meeting shall be at the close of business on the date on which the Board takes such prior action; and (iii) when a determination of Stockholders of record entitled to notice of, or to vote at, any meeting of Stockholders has been made as provided in this Section 2.05, such determination shall apply to any adjournment thereof, unless the Board fixes a new Voting Record Date for the adjourned meeting, in which case the Board shall also fix such Voting Record Date or a date earlier than such date as the new Notice Record Date for the adjourned meeting. Section 2.06. Notice of Meetings of Stockholders. Whenever, under the provisions of applicable law, the Certificate of Incorporation or these By-laws, Stockholders are required or permitted to take any action Annex C-5 at a meeting, notice shall be given stating the place, if any, date and hour of the meeting; the means of remote communication, if any, by which Stockholders and proxy holders may be deemed to be present in person and vote at such meeting; the Voting Record Date, if such date is different from the Notice Record Date; and, in the case of a special meeting, the purposes for which the meeting is called. Unless otherwise provided by the Certificate of Incorporation, these By-laws or applicable law, notice of any meeting shall be given, not less than 10 nor more than 60 days before the date of the meeting, to each Stockholder entitled to vote at such meeting as of the Notice Record Date. If mailed, such notice shall be deemed to be given when deposited in the U.S. mail, with postage prepaid, and directed to the Stockholder at his or her address as it appears on the records of the Corporation. An affidavit of the Secretary, an Assistant Secretary or the transfer agent of the Corporation that the notice required by this Section 2.06 has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. If a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. Any business that might have been transacted at the meeting as originally called may be transacted at the adjourned meeting. If, however, the adjournment is for more than 30 days, a notice of the adjourned meeting shall be given to each Stockholder of record entitled to vote at the meeting. If, after the adjournment, a new Voting Record Date is fixed for the adjourned meeting, the Board shall fix a new Notice Record Date in accordance with Section 2.05(b)(iii) hereof and shall give notice of such adjourned meeting to each Stockholder entitled to vote at such meeting as of the Notice Record Date. Section 2.07. Waivers of Notice. Whenever the giving of any notice to Stockholders is required by applicable law, the Certificate of Incorporation or these By-laws, a waiver thereof, given by the person entitled to said notice, whether before or after the event as to which such notice is required, shall be deemed equivalent to notice. Attendance by a Stockholder at a meeting shall constitute a waiver of notice of such meeting except when the Stockholder attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business on the ground that the meeting has not been lawfully called or convened. Neither the business to be transacted at, nor the purposes of, any regular or special meeting of the Stockholders need be specified in any waiver of notice. Section 2.08. List of Stockholders. The Corporation shall prepare and make available, at least 10 days before every meeting of Stockholders, a complete, alphabetical list of the Stockholders entitled to vote at the meeting, and showing the address of each Stockholder and the number of shares registered in the name of each Stockholder. Such list may be examined by any Stockholder, the Stockholder’s agent or attorney, at the Stockholder’s expense, for any purpose germane to the meeting, for a period of at least 10 days prior to the meeting, during ordinary business hours at the principal place of business of the Corporation or on a reasonably accessible electronic network as provided by applicable law. If the meeting is to be held at a place, the list shall also be produced and kept at the time and place of the meeting during the whole time thereof and may be inspected by any Stockholder who is present. If the meeting is held solely by means of remote communication, the list shall also be open for inspection during the whole time of the meeting on a reasonably accessible electronic network as provided by applicable law. Except as provided by applicable law, the stock ledger shall be the only evidence as to who are the Stockholders entitled to examine the list of Stockholders or to vote in person or by proxy at any meeting of Stockholders. Section 2.09. Quorum of Stockholders. Except as otherwise provided by law, the Certificate of Incorporation or these By-laws, at each meeting of Stockholders, the presence in person or by proxy of the holders of a majority of the voting power of all outstanding shares of stock entitled to vote at the meeting of Stockholders shall constitute a quorum for the transaction of any business at such meeting, except that, where a separate vote by a class or series of classes of shares is required, a quorum shall consist of the presence in person or by proxy of no less than a majority of the voting power of all outstanding shares of stock of such class or series of classes, as applicable. In the absence of a quorum, the holders of a majority in voting power of the shares of stock present in person or represented by proxy at any meeting of Stockholders, including an adjourned meeting, may adjourn such meeting to another time and place. Shares of its own stock belonging to the Corporation or to another corporation, if a majority of the shares entitled to vote in the election of Directors of such other corporation is held, directly or indirectly, by the Corporation, shall neither be entitled to vote nor be counted for quorum purposes; provided, however, that the foregoing shall not limit the right of the Corporation to vote stock, including but not limited to its own stock, held by it in a fiduciary capacity. Annex C-6

Section 2.10. Voting; Proxies. Unless otherwise provided by the General Corporation Law or in the Certificate of Incorporation, every Stockholder entitled to vote at any meeting of Stockholders shall be entitled to one vote for each share of stock held by such Stockholder which has voting power upon the matter in question. At any meeting of Stockholders, except as otherwise provided by the Certificate of Incorporation, these By-laws or any applicable law, all matters shall be decided by the affirmative vote of a majority in voting power of shares of stock present in person or represented by proxy and entitled to vote thereon. Each Stockholder entitled to vote at a meeting of Stockholders or to express consent to corporate action without a meeting may authorize another person or persons to act for such Stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy expressly provides for a longer period. A proxy shall be irrevocable if it states that it is irrevocable and if, and only so long as, it is coupled with an interest sufficient in law to support an irrevocable power. A Stockholder may revoke any proxy that is not irrevocable by attending the meeting and voting in person or by delivering to the Secretary a revocation of the proxy or by delivering a new proxy bearing a later date. Section 2.11. Voting Procedures and Inspectors at Meetings of Stockholders. The Board, in advance of any meeting of Stockholders, shall appoint one or more inspectors, who may be employees of the Corporation, to act at the meeting and make a written report thereof. The Board may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting, the person presiding at the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before entering upon the discharge of his or her duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his or her ability. The inspectors shall (a) ascertain the number of shares outstanding and the voting power of each, (b) determine the shares represented at the meeting and the validity of proxies and ballots, (c) count all votes and ballots, (d) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors and (e) certify their determination of the number of shares represented at the meeting and their count of all votes and ballots. The inspectors may appoint or retain other persons or entities to assist the inspectors in the performance of their duties. Unless otherwise provided by the Board, the date and time of the opening and the closing of the polls for each matter upon which the Stockholders will vote at a meeting shall be determined by the person presiding at the meeting and shall be announced at the meeting. No ballot, proxies, votes or any revocation thereof or change thereto, shall be accepted by the inspectors after the closing of the polls unless the Court of Chancery of the State of Delaware upon application by a Stockholder shall determine otherwise. In determining the validity and counting of proxies and ballots cast at any meeting of Stockholders, the inspectors may consider such information as is permitted by applicable law. No person who is a candidate for office at an election may serve as an inspector at such election. Section 2.12. Conduct of Meetings; Adjournment. The Board may adopt such rules and procedures for the conduct of Stockholder meetings as it deems appropriate. At each meeting of Stockholders, the Chairperson or, in the absence of the Chairperson, the Chief Executive Officer or, in the absence of the Chairperson and the Chief Executive Officer, a President or, if there is no Chairperson, Chief Executive Officer or President, or if they are absent, a Vice President and, in the case that more than one Vice President shall be present, that Vice President designated by the Board (or in the absence of any such designation, the most senior Vice President present), shall preside over the meeting. Except to the extent inconsistent with the rules and procedures as adopted by the Board, the person presiding over the meeting of Stockholders shall have the right and authority to convene, adjourn and reconvene the meeting from time to time, to prescribe such additional rules and procedures and to do all such acts as, in the judgment of such person, are appropriate for the proper conduct of the meeting. Such rules and procedures, whether adopted by the Board or prescribed by the person presiding over the meeting, may include (a) the establishment of an agenda or order of business for the meeting, (b) rules and procedures for maintaining order at the meeting and the safety of those present, (c) limitations on attendance at or participation in the meeting to Stockholders of record of the Corporation, their duly authorized and constituted proxies or such other persons as the person presiding over the meeting shall determine, (d) restrictions on entry to the meeting after the time fixed for the commencement thereof and (e) limitations on the time allotted to questions or comments by participants. The person presiding over any meeting of Stockholders, in addition to making any other determinations that may be appropriate to the conduct of the meeting, may determine and declare to the meeting that a matter or business was not properly brought before the meeting and if such presiding person should so determine, he or she shall so declare to the meeting and any such matter or business not properly Annex C-7 brought before the meeting shall not be transacted or considered. Unless and to the extent determined by the Board or the person presiding over the meeting, meetings of Stockholders shall not be required to be held in accordance with the rules of parliamentary procedure. The Secretary or, in his or her absence, one of the Assistant Secretaries, shall act as secretary of the meeting. If none of the officers above designated to act as the person presiding over the meeting or as secretary of the meeting shall be present, a person presiding over the meeting or a secretary of the meeting, as the case may be, shall be designated by the Board and, if the Board has not so acted, in the case of the designation of a person to act as secretary of the meeting, designated by the person presiding over the meeting. To the extent permitted by applicable law, meetings of stockholders may be conducted by remote communications, including by webcast. Section 2.13. Order of Business. The order of business at all meetings of Stockholders shall be as determined by the person presiding over the meeting. Section 2.14. Consent of Stockholders Without a Meeting. If, and only if, the Certificate of Incorporation as in effect at such time permits action that could be taken at any annual or special meeting of Stockholders to be taken without a meeting, without prior notice and without a vote, a consent or consents in writing, setting forth the action to be so taken, may be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered (by hand or by certified or registered mail, return receipt requested) to the Corporation by delivery to its registered office in the State of Delaware, the Office of the Corporation or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of Stockholders are recorded. No written consent shall be effective to take the corporate action referred to therein unless, within 60 days of the first date upon which a consent is delivered to the Corporation in the manner required by this Section 2.14 and the General Corporation Law, written consents signed by a sufficient number of holders to take action are delivered to the Corporation as aforesaid. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall, to the extent required by applicable law, be given to those Stockholders who have not consented in writing and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for such meeting had been the date that written consents signed by a sufficient number of holders to take the action were delivered to the Corporation. ARTICLE 3 DIRECTORS Section 3.01. General Powers. The business and affairs of the Corporation shall be managed by, or under the direction of, the Board. The Board may adopt such rules and procedures, not inconsistent with the Certificate of Incorporation, these By-laws or applicable law, as it may deem proper for the conduct of its meetings and the management of the Corporation. Section 3.02. Term of Office. The Board shall consist of members as determined in accordance with the Certificate of Incorporation. Subject to the Certificate of Incorporation and Director Nomination Agreement (as long as such agreement is in effect), each Director shall hold office until the next annual meeting of stockholders and until his or her successor is duly elected and qualified or until the Director’s earlier death, resignation, disqualification or removal. Section 3.03. Nominations of Directors. (a) Subject to Section 3.03(j) and except as otherwise provided by the Director Nomination Agreement (as long as such agreement is in effect), only persons who are nominated in accordance with the procedures set forth in this Section 3.03 are eligible for election as Directors. At its sole discretion, the Board may waive the Notice of Nomination requirement as set forth in subsection (c) of this Section 3.03. (b) Nominations of persons for election to the Board may only be made at a meeting properly called for the election of Directors and only (i) by or at the direction of the Board or any committee thereof or (ii) by a Stockholder who (A) was a Stockholder of record of the Corporation when the notice required by this Section 3.03 is delivered to the Secretary and at the time of the meeting, (B) is entitled to vote for the election of Directors at the meeting and (C) complies with the notice and other provisions of this Section 3.03. Subject to Section 3.03(j) and the Director Nomination Agreement (as long as such agreement Annex C-8 is in effect), Section 3.03(b)(ii) is the exclusive means by which a Stockholder may nominate a person for election to the Board. Persons nominated in accordance with Section 3.03(b)(ii) are referred to as “Stockholder Nominees.” A Stockholder nominating persons for election to the Board is referred to as the “Nominating Stockholder.” (c) Subject to Section 3.03(j) and except as otherwise provided by the Director Nomination Agreement (as long as such agreement is in effect), all nominations of Stockholder Nominees must be made by timely written notice given by or on behalf of a Stockholder of record of the Corporation (the “Notice of Nomination”). To be timely, the Notice of Nomination must be delivered personally or mailed to and received at the Office of the Corporation, addressed to the attention of the Secretary, by the following dates: (i) in the case of the nomination of a Stockholder Nominee for election to the Board at an annual meeting of Stockholders, no earlier than 120 days and no later than 90 days before the first anniversary of the date of the prior year’s annual meeting of Stockholders; provided, however, that if (A) the annual meeting of Stockholders is advanced by more than 30 days, or delayed by more than 60 days, from the first anniversary of the prior year’s annual meeting of Stockholders or (B) no annual meeting was held during the prior year, the notice by the Stockholder to be timely must be received (1) no earlier than 120 days before such annual meeting and (2) no later than the later of 90 days before such annual meeting and the tenth day after the day on which the notice of such annual meeting was made by mail or Public Disclosure; provided, further, that, solely for the purposes of the notice requirements under this Section 3.03(c), with respect to the annual meeting of stockholders of the Corporation for 2026, the date of the preceding year’s annual meeting of stockholders shall be deemed to be May 15, 2025; and (ii) in the case of the nomination of a Stockholder Nominee for election to the Board at a special meeting of Stockholders, no earlier than 120 days before and no later than the later of 90 days before such special meeting and the tenth day after the day on which the notice of such special meeting was made by mail or Public Disclosure. (d) Notwithstanding anything to the contrary, if the number of Directors to be elected to the Board at a meeting of Stockholders is increased and there is no Public Disclosure by the Corporation naming the nominees for the additional directorships at least 100 days before the first anniversary of the preceding year’s annual meeting, a Notice of Nomination shall also be considered timely, but only with respect to nominees for the additional directorships, if it shall be delivered personally and received at the Office of the Corporation, addressed to the attention of the Secretary, no later than the close of business on the tenth day following the day on which such Public Disclosure is first made by the Corporation. In addition, the minimum timeliness requirements of this Section 3.03 shall apply despite any different timeline described in Rule 14a-19 or elsewhere in Regulation 14A under the Exchange Act, including with respect to any statements or information required to be provided to the Corporation pursuant to Rule 14a-19 of the Exchange Act by a stockholder and not otherwise specified herein. (e) In no event shall an adjournment, postponement or deferral, or Public Disclosure of an adjournment, postponement or deferral, of an annual or special meeting commence a new time period (or extend any time period) for the giving of the Notice of Nomination. (f) The Notice of Nomination shall set forth: (i) the Stockholder Information with respect to each Nominating Stockholder and Stockholder Associated Person; (ii) a representation to the Corporation that each Nominating Stockholder is a holder of record of stock of the Corporation entitled to vote at the meeting and intends to appear in person or by proxy at the meeting to propose such nomination; (iii) all information regarding each Stockholder Nominee and Stockholder Associated Person that would be required to be disclosed in a solicitation of proxies subject to Section 14 of the Exchange Act, the written consent of each Stockholder Nominee to being named in a proxy statement as a nominee and to serve if elected and a completed signed questionnaire, representation and agreement required by Section 3.04; Annex C-9

(iv) a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three years, and any other material relationships, between or among a Nominating Stockholder, Stockholder Associated Person or their respective associates, or others acting in concert therewith, including all information that would be required to be disclosed pursuant to Rule 404 promulgated under Regulation S-K if the Nominating Stockholder, Stockholder Associated Person or any person acting in concert therewith were the “registrant” for purposes of such rule and the Stockholder Nominee were a director or executive of such registrant; (v) Stockholder Information with respect to any stock or other interests of the Corporation held by members of the Nominating Stockholder’s or its Stockholder Associated Person’s immediate family sharing the same household; (vi) a representation to the Corporation as to whether each Nominating Stockholder intends (A) to deliver a proxy statement and form of proxy to holders of at least the percentage of the Corporation’s outstanding capital stock required to approve the nomination, (B) in the case of any solicitation that is subject to Rule 14a-19 of the Exchange Act, confirming that such person or group will deliver, through means satisfying each of the conditions that would be applicable to the Corporation under either Exchange Act Rule 14a-16(a) or Exchange Act Rule 14a-16(n), a proxy statement and/or form of proxy to holders of at least sixty-seven percent (67%) of the voting power of the Corporation’s capital stock entitled to vote generally in the election of directors or (C) otherwise to solicit proxies from Stockholders in support of such nomination; (vii) all other information that would be required to be filed with the SEC if the Nominating Stockholders and Stockholder Associated Persons were participants in a solicitation subject to Section 14 of the Exchange Act; and (viii) a representation and covenant for the benefit of the Corporation that the Nominating Stockholders shall provide any other information reasonably requested by the Corporation. (g) The Nominating Stockholders shall also provide any other information reasonably requested by the Corporation within 10 Business Days after such request. (h) In addition, the Nominating Stockholders shall further update and supplement the information provided to the Corporation in the Notice of Nomination or upon the Corporation’s request pursuant to Section 3.03(g) as needed, so that such information shall be true and correct as of the record date for the meeting and as of the date that is 10 Business Days before the meeting or any adjournment or postponement thereof. Such update and supplement must be delivered personally or mailed to, and received at, the Office of the Corporation, addressed to the Secretary, by no later than five Business Days after the record date for the meeting (in the case of the update and supplement required to be made as of the record date), and not later than seven Business Days before the date for the meeting (in the case of the update and supplement required to be made as of 10 Business Days before the meeting or any adjournment or postponement thereof). (i) The person presiding over the meeting shall, if the facts warrant, determine and declare to the meeting, that the nomination was not made in accordance with the procedures set forth in this Section 3.03, and, if he or she should so determine, he or she shall so declare to the meeting and the defective nomination shall be disregarded. (j) Nothing in this Section 3.03 shall be deemed to affect any rights of the holders of any series of preferred stock of the Corporation pursuant to any applicable provision of the Certificate of Incorporation. Section 3.04. Nominee and Director Qualifications. Unless the Board determines otherwise or the Director Nomination Agreement provides otherwise (as long as such agreement is in effect), to be eligible to be a nominee for election or reelection as a Director, a person must deliver (in accordance with the time periods prescribed for delivery of notice by the Board) to the Secretary at the Office of the Corporation a written questionnaire with respect to the background and qualification of such person and the background of any other person or entity on whose behalf the nomination is being made (which questionnaire shall be provided by the Secretary upon written request) and a written representation and agreement (in the form provided by the Secretary upon written request) that such person (a) is not and will not become a party to Annex C-10

(i) any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such person will act or vote as a Director on any issue or question (a “Voting Commitment”) that has not been disclosed to the Corporation or (ii) any Voting Commitment that could limit or interfere with such person’s ability to comply with such person’s fiduciary duties as a Director under applicable law, (b) is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a Director that has not been disclosed therein, and (c) in such person’s individual capacity and on behalf of any person or entity on whose behalf the nomination is being made, would be in compliance, and will comply with all applicable publicly disclosed corporate governance, conflict of interest, confidentiality and stock ownership and trading and other policies and guidelines of the Corporation that are applicable to Directors. Notwithstanding anything to the contrary herein, unless otherwise required by law, if any Nominating Stockholder (i) provides notice pursuant to Rule 14a-19(b) promulgated under the Exchange Act (or has previously filed a preliminary or definitive proxy statement with the information required by Rule 14a-19(b)) with respect to any proposed nominee for election as a director of the Corporation and (ii) subsequently fails to comply with the requirements of Rule 14a-19(a)(2) or Rule 14a-19(a)(3) promulgated under the Exchange Act (or fails to timely provide reasonable evidence sufficient to satisfy the Corporation that such Nominating Stockholder has met the requirements of Rule 14a-19(a)(3) promulgated under the Exchange Act in accordance with the following sentence), then the nomination of each such proposed nominee shall be disregarded, notwithstanding that the nominee is included as a nominee in the Corporation’s proxy statement, notice of meeting or other proxy materials for any meeting (or any supplement thereto) and notwithstanding that proxies or votes in respect of the election of such proposed nominees may have been received by the Corporation (which proxies and votes shall be disregarded). Upon request by the Corporation, if any Nominating Stockholder provides notice pursuant to Rule 14a-19(b) promulgated under the Exchange Act (or has previously filed a preliminary or definitive proxy statement with the information required by Rule 14a-19(b)), such Nominating Stockholder, shall deliver to the Corporation, no later than 5 business days prior to the applicable meeting, reasonable evidence that it has met the requirements of Rule 14a-19(a)(3) promulgated under the Exchange Act. Section 3.05. Resignation. Any Director may resign at any time by notice given in writing or by electronic transmission to the Corporation. Such resignation shall take effect at the date of receipt of such notice or at such later time as is therein specified, and, unless otherwise specified in such resignation, the acceptance of such resignation shall not be necessary to make it effective. Section 3.06. Compensation. Each Director, in consideration of his or her service as such, shall be entitled to receive from the Corporation such amount per annum or such fees (payable in cash or equity) for attendance at Directors’ meetings, or both, as the Board may from time to time determine, together with reimbursement for the reasonable out-of-pocket expenses, if any, incurred by such Director in connection with the performance of his or her duties. Each Director who shall serve as a member of any committee of Directors in consideration of serving as such shall be entitled to such additional amount per annum or such fees for attendance at committee meetings, or both, as the Board may from time to time determine, together with reimbursement for the reasonable out-of-pocket expenses, if any, incurred by such Director in the performance of his or her duties. Nothing contained in this Section 3.06 shall preclude any Director from serving the Corporation or its subsidiaries in any other capacity and receiving proper compensation therefor. Section 3.07. Regular Meetings. Regular meetings of the Board may be held without notice at such times and at such places within or without the State of Delaware as may be determined from time to time by the Board or its Chairperson. Section 3.08. Special Meetings. Special meetings of the Board may be held at such times and at such places within or without the State of Delaware as may be determined by the Chairperson or the Chief Executive Officer on at least 24 hours’ notice to each Director given by one of the means specified in Section 3.11 hereof other than by mail, or on at least three days’ notice if given by mail. Section 3.09. Telephone Meetings. Board or Board committee meetings may be held by means of telephone conference or other communications equipment by means of which all persons participating in Annex C-11 the meeting can hear each other. Participation by a Director in a meeting pursuant to this Section 3.09 shall constitute presence in person at such meeting. Section 3.10. Adjourned Meetings. A majority of the Directors present at any meeting of the Board, including an adjourned meeting, whether or not a quorum is present, may adjourn and reconvene such meeting to another time and place. At least 24 hours’ notice of any adjourned meeting of the Board shall be given to each Director whether or not present at the time of the adjournment, if such notice shall be given by one of the means specified in Section 3.11 hereof other than by mail, or at least three days’ notice if by mail. Any business may be transacted at an adjourned meeting that might have been transacted at the meeting as originally called. Section 3.11. Notice Procedure. Subject to Section 3.08 and Section 3.12 hereof, and except as otherwise permitted by applicable law, whenever notice is required to be given to any Director by applicable law, the Certificate of Incorporation or these By-laws, such notice shall be deemed given effectively if given in person or by telephone, mail or electronic mail addressed to such Director at such Director’s address or email address, as applicable, as it appears on the records of the Corporation, facsimile or by other means of electronic transmission. Section 3.12. Waiver of Notice. Whenever the giving of any notice to Directors is required by applicable law, the Certificate of Incorporation or these By-laws, a waiver thereof, given by the Director entitled to the notice, whether before or after such notice is required, shall be deemed equivalent to notice. Attendance by a Director at a meeting shall constitute a waiver of notice of such meeting except when the Director attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business on the ground that the meeting was not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special Board or committee meeting need be specified in any waiver of notice. Section 3.13. Organization. At each meeting of the Board, the Chairperson or, in the absence of the Chairperson, the Chief Executive Officer shall preside, and if the Chief Executive Officer is not a Director or is not present at such meeting, a majority of Directors present at such meeting shall elect one of the Directors present at such meeting to preside. The Secretary or an Assistant Secretary shall act as secretary at each meeting of the Board. In the absence from any such meeting of the Secretary and all Assistant Secretaries, the person presiding at the meeting may appoint any person present at such meeting to act as secretary of the meeting. Section 3.14. Quorum of Directors. The presence in person of a majority of the total number of members of the Board shall be necessary and sufficient to constitute a quorum for the transaction of business at any meeting of the Board. Section 3.15. Action by Majority Vote. Except as otherwise expressly required by these By-laws or the Certificate of Incorporation, the vote of a majority of the Directors present at a meeting at which a quorum is present shall be the act of the Board; provided that to the extent one or more Directors recuses himself or herself from an act, the act of a majority of the remaining Directors present shall be the act of the Board. Section 3.16. Action Without Meeting. Unless otherwise restricted by these By-laws, any action required or permitted to be taken at any meeting of the Board or of any committee thereof may be taken without a meeting if all Directors or members of such committee, as the case may be, consent thereto in writing or by electronic transmission, After an action is taken, the writings or electronic transmissions shall be filed with the minutes of proceedings of the Board or committee in the same paper or electronic form as the minutes are maintained. ARTICLE 4 COMMITTEES OF THE BOARD The Board may, by resolution, designate one or more committees, each committee to consist of one or more of the Directors of the Corporation. The Board may, by resolution, adopt charters for one or more of such committees. The Board may designate one or more Directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of such committee. If a member of a Annex C-12 committee shall be absent from any meeting, or disqualified from voting thereat, the remaining member or members present at the meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may, by a unanimous vote, appoint another member of the Board to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent permitted by applicable law, and to the extent provided in the resolution of the Board designating such committee or the charter for such committee, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation and may authorize the seal of the Corporation to be affixed to all papers that may require it to the extent so authorized by the Board. The Board may remove any Director from any committee at any time, with or without cause. Unless the Board provides otherwise, at all meetings of such committee, a majority of the then authorized members of the committee shall constitute a quorum for the transaction of business, and the vote of a majority of the members of the committee present at any meeting at which there is a quorum shall be the act of the committee. Each committee shall keep regular minutes of its meetings. Unless the Board provides otherwise, each committee designated by the Board may make, alter and repeal rules and procedures for the conduct of its business. In the absence of such rules and procedures, each committee shall conduct its business in the same manner as the Board conducts its business pursuant to Article 3. ARTICLE 5 OFFICERS Section 5.01. Officers; Election. The Board may from time to time elect officers of the Corporation, which may include a Chairperson, Chief Executive Officer and one or more Presidents, and may include one or more Vice Presidents, Secretary, Treasurer and any other officers as it may deem proper or may delegate to any elected officer of the Corporation the power to appoint and remove any such officers and to prescribe their respective terms of office, authorities and duties. Any number of offices may be held by the same person. Should the Corporation or any of its Subsidiaries enter into any management services or similar agreement with another entity (each as may be amended, supplemented, restated or replaced from time to time), the officers of the Corporation may be the officers or employees of such entity to the extent permitted by applicable law. Section 5.02. Term of Office; Resignation; Removal; Vacancies. Each officer of the Corporation shall hold office for such terms as may be determined by the Board or until such officer’s successor is elected and qualified or until such officer’s earlier death, resignation or removal. Any officer may resign at any time upon notice to the Corporation. Such resignation shall take effect at the date of receipt of such notice or at such later time as is therein specified, and, unless otherwise specified, the acceptance of such resignation shall not be necessary to make it effective. The resignation of an officer shall be without prejudice to the contract rights of the Corporation, if any. Any officer may be removed at any time with or without cause by the Board or, in the case of appointed officers, by any elected officer upon whom such power of removal shall have been conferred by the Board, but such removal shall be without prejudice to the contractual rights of such officer, if any, with the Corporation. Any vacancy occurring in any office of the Corporation may be filled for the unexpired portion of the term by the Board or, in the case of appointed officers, by any elected officer upon whom such power of appointment shall have been conferred by the Board. The election or appointment of an officer shall not of itself create contract rights. Section 5.03. Chief Executive Officer. The Chief Executive Officer shall have general supervision over, and direction of, the business and affairs of the Corporation, subject, however, to the control of the Board and of any duly authorized committee of the Board. The Chief Executive Officer may sign and execute in the name of the Corporation deeds, mortgages, bonds, contracts and other instruments, except in cases in which the signing and execution thereof shall be expressly delegated by resolution of the Board or by these By-laws to some other officer or agent of the Corporation, or shall be required by applicable law otherwise to be signed or executed and, in general, the Chief Executive Officer shall perform all duties incident to the office of Chief Executive Officer of a corporation and such other duties as may be determined from time to time by the Board. Section 5.04. Presidents. Presidents shall have the duties incident to the office of President, and any other duties as may from time to time be assigned to such President by the Chief Executive Officer (if such President and the Chief Executive Officer are not the same person) or the Board and subject to the control of the Chief Executive Officer (if such President and the Chief Executive Officer are not the same person) Annex C-13 and the Board in each case. Any President may sign and execute in the name of the Corporation deeds, mortgages, bonds, contracts and other instruments, except in cases in which the signing and execution thereof shall be expressly delegated by the Board or by these By-laws to some other officer or agent of the Corporation, or shall be required by applicable law otherwise to be signed or executed. Section 5.05. Vice Presidents. Vice Presidents shall have the duties incident to the office of Vice President and any other duties that may from time to time be assigned to such Vice President by the Chief Executive Officer, a President or the Board. Any Vice President may sign and execute in the name of the Corporation deeds, mortgages, bonds, contracts or other instruments, except in cases in which the signing and execution thereof shall be expressly delegated by the Board or by these By-laws to some other officer or agent of the Corporation, or shall be required by applicable law otherwise to be signed or executed. Section 5.06. Secretary. The Secretary shall attend all meetings of the Board and of the Stockholders, record all the proceedings of the meetings of the Board and of the Stockholders in a book to be kept for that purpose and perform like duties for committees of the Board, when required. The Secretary shall give, or cause to be given, notice of all special meetings of the Board and of the Stockholders and perform such other duties as may be prescribed by the Board, the Chief Executive Officer or a President. The Secretary shall have custody of the corporate seal of the Corporation and the Secretary or an Assistant Secretary shall have authority to affix the same on any instrument that may require it, and when so affixed, the seal may be attested by the signature of the Secretary or by the signature of such Assistant Secretary. The Board may give general authority to any other officer to affix the seal of the Corporation and to attest the same by such officer’s signature. The Secretary or an Assistant Secretary may also attest all instruments signed by the Executive Chairperson, Chief Executive Officer, President or any Vice President. The Secretary shall have charge of all the books, records and papers of the Corporation relating to its organization and management, see that the reports, statements and other documents required by applicable law are properly kept and filed and, in general, perform all duties incident to the office of secretary of a corporation and such other duties as may from time to time be assigned to the Secretary by the Board, the Chief Executive Officer or a President. Section 5.07. Treasurer. The Treasurer shall have charge and custody of, and be responsible for, all funds, securities and notes of the Corporation, receive and give receipts for moneys due and payable to the Corporation from any sources whatsoever; deposit all such moneys and valuable effects in the name and to the credit of the Corporation in such depositaries as may be designated by the Board, against proper vouchers, cause such funds to be disbursed by checks or drafts on the authorized depositaries of the Corporation signed in such manner as shall be determined by the Board and be responsible for the accuracy of the amounts of all moneys so disbursed, regularly enter or cause to be entered in books or other records maintained for the purpose full and adequate account of all moneys received or paid for the account of the Corporation, have the right to require from time to time reports or statements giving such information as the Treasurer may desire with respect to any and all financial transactions of the Corporation from the officers or agents transacting the same, render to the Chief Executive Officer, a President or the Board, whenever the Chief Executive Officer, a President or the Board shall require the Treasurer so to do, an account of the financial condition of the Corporation and of all financial transactions of the Corporation, disburse the funds of the Corporation as ordered by the Board and, in general, perform all duties incident to the office of Treasurer of a corporation and such other duties as may from time to time be assigned to the Treasurer by the Board, the Chief Executive Officer or a President. Section 5.08. Assistant Secretaries and Assistant Treasurers. Assistant Secretaries and Assistant Treasurers shall perform such duties as shall be assigned to them by the Secretary or by the Treasurer, respectively, or by the Board, the Chief Executive Officer or a President. ARTICLE 6 INDEMNIFICATION Section 6.01. Right to Indemnification. The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any Person (a “Covered Person”) who was or is a party or is threatened to be made a party to or otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”), by reason of the fact that he or she, or a Person for whom he or she is the legal representative, is or was a Director, officer or employee of the Corporation or, while a Director, officer Annex C-14 or employee of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee, agent or trustee of another entity or enterprise, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including, without limitation, attorneys’ fees and expenses, judgments, fines, excise taxes or penalties under the Employee Retirement Income Security Act of 1974, as amended, and amounts paid or to be paid in settlement) reasonably incurred by such Covered Person. Notwithstanding the preceding sentence, except as otherwise provided in Section 6.03 with respect to Proceedings to enforce rights to indemnification or advancement of expenses or with respect to any compulsory counterclaim brought by such indemnitee, the Corporation shall be required to indemnify a Covered Person in connection with a Proceeding (or part thereof) commenced by such Covered Person only if the commencement of such Proceeding (or part thereof) by the Covered Person was authorized by the Board. Any reference to an officer of the Corporation in this Article 6 shall be deemed to refer exclusively to the Chairperson, Chief Executive Officer, Presidents, Vice Presidents, Secretary, Treasurer and any other officers of the Corporation appointed pursuant to Section 5.01, and any reference to an officer of any other entity or other enterprise shall be deemed to refer exclusively to an officer appointed by the board of directors or equivalent governing body of such other entity pursuant to the certificate of incorporation and by-laws or equivalent organizational documents of such other entity or enterprise. Section 6.02. Prepayment of Expenses. In addition to the right to indemnification conferred herein, an indemnitee shall also have the right, to the fullest extent not prohibited by applicable law, to be paid by the Corporation, in advance of final disposition, the expenses (including attorneys’ fees) incurred by a Covered Person in appearing at, participating in or defending any Proceeding in advance of its final disposition or in connection with a Proceeding brought to establish or enforce a right to indemnification or advancement of expenses under this Article 6 (which shall be governed by Section 6.03); provided, however, that if and to the extent required by applicable law or in the case of advance made in a Proceeding brought to establish or enforce a right to indemnification or advancement, such payment of expenses in advance of the final disposition of the Proceeding shall be made solely upon receipt of an undertaking by the Covered Person to repay all amounts advanced if it should be ultimately determined that the Covered Person is not entitled to be indemnified or entitled to advancement of expenses under this Article 6 or otherwise. Section 6.03. Claims. If a claim for indemnification or advancement of expenses under this Article 6 is not paid in full within 60 days after a written claim therefor by the Covered Person has been received by the Corporation, the Covered Person may file suit to recover the unpaid amount of such claim or to obtain an advancement of expenses, as applicable. To the fullest extent permitted by law, if successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Covered Person shall be entitled to be paid the expense of prosecuting or defending such claim. In any such action the Corporation shall have the burden of proving that the Covered Person is not entitled to the requested indemnification or advancement of expenses under applicable law. In (i) any suit brought by a Covered Person to enforce a right to indemnification hereunder (but not in a suit brought by a Covered Person to enforce a right to an advancement of expenses) it shall be a defense that, and (ii) any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final adjudication that, such Person has not met any applicable standard for indemnification set forth in the General Corporation Law. Neither the failure of the Corporation (including by its Directors who are not parties to such action, a committee of such Directors, independent legal counsel or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the Covered Person is proper in the circumstances because the Covered Person has met the applicable standard of conduct set forth in the General Corporation Law, nor an actual determination by the Corporation (including by its Directors who are not parties to such action, a committee of such Directors, independent legal counsel or its stockholders) that the Covered Person has not met such applicable standard of conduct, shall create a presumption that such Person has not met the applicable standard of conduct or, in the case of such a suit brought by the Covered Person, be a defense to such suit. Section 6.04. Nonexclusivity of Rights. The rights conferred on any Covered Person by this Article 6 shall not be exclusive of any other rights that such Covered Person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, these By-laws, agreement, vote of stockholders or disinterested Directors or otherwise. Annex C-15

Section 6.05. Other Sources. Subject to Section 6.06, the Corporation’s obligation, if any, to indemnify or to advance expenses to any Covered Person who was or is serving at its request as a director, officer, employee or agent of another entity or enterprise shall be reduced by any amount such Covered Person has actually collected as indemnification or advancement of expenses from such other entity or enterprise. Section 6.06. Indemnitor of First Resort. Given that certain jointly indemnifiable claims (as defined below) may arise due to the service of a Covered Person as a director, officer and/or employee of the Corporation at the request of the indemnitee-related entities (as defined below), the Corporation shall be fully and primarily responsible for the payment to the Covered Person in respect of indemnification or advancement of all expenses, judgments, penalties, fines and amounts paid in settlement to the extent legally permitted and as required by the terms of the Certificate of Incorporation or these By-laws (or any other agreement between the Corporation and such persons) in connection with any such jointly indemnifiable claims, pursuant to and in accordance with the terms of this Article 6, irrespective of any right of recovery the Covered Person may have from the indemnitee-related entities. Any obligation on the part of any indemnitee-related entities to indemnify or advance expenses to any Covered Person shall be secondary to the Corporation’s obligation and shall be reduced by any amount that the Covered Person has actually collected as indemnification or advancement from the Corporation. The Corporation irrevocably waives, relinquishes and releases the indemnitee-related entities from any and all claims it may have against the indemnitee-related entities for contribution, subrogation or any other recovery of any kind in respect thereof. Under no circumstance shall the Corporation be entitled to any right of subrogation or contribution by the indemnitee-related entities and no right of advancement or recovery a Covered Person may have from the indemnitee-related entities shall reduce or otherwise alter the rights of the Covered Person or the obligations of the Corporation hereunder. In the event that any of the indemnitee-related entities shall make any payment to a Covered Person in respect of indemnification or advancement of expenses with respect to any jointly indemnifiable claim, the indemnitee-related entity making such payment shall be subrogated to the extent of such payment to all of the rights of recovery of the Covered Person against the Corporation, and the Covered Person shall execute all papers reasonably required and shall do all things that may be reasonably necessary to secure such rights, including the execution of such documents as may be necessary to enable the indemnitee-related entities effectively to bring suit to enforce such rights. Each of the indemnitee-related entities shall be third-party beneficiaries with respect to, and be entitled to enforce, this Section 6.06. For purposes of this Section 6.06, the following terms shall have the following meanings: (a) The term “indemnitee-related entities” means any corporation, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise (other than the Corporation or any other corporation, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise for which a Covered Person has agreed, on behalf of the Corporation or at the Corporation’s request, to serve as a director, officer, employee or agent and which service is covered by the indemnity described herein) from whom a Covered Person may be entitled to indemnification or advancement of expenses with respect to which, in whole or in part, the Corporation may also have an indemnification or advancement obligation. (b) The term “jointly indemnifiable claims” shall be broadly construed and shall include, without limitation, any action, suit or proceeding for which a Covered Person shall be entitled to indemnification or advancement of expenses from both the indemnitee-related entities and the Corporation pursuant to the General Corporation Law, any agreement or certificate of incorporation, bylaws, partnership agreement, operating agreement, certificate of formation, certificate of limited partnership or comparable organizational documents of the Corporation or the indemnitee-related entities, as applicable. Section 6.07. Amendment or Repeal. Neither the amendment or repeal of the foregoing provisions of this Article 6, nor the adoption of any provision of these By-laws, shall adversely affect any right or protection hereunder of any Covered Person in respect of any act or omission occurring prior to the time of such amendment, repeal or adoption. Section 6.08. Other Indemnification and Prepayment of Expenses. This Article 6 shall not limit the right of the Corporation, to the extent and in the manner permitted by applicable law, to indemnify and to advance expenses to Persons other than Covered Persons when and as authorized by appropriate corporate action. Annex C-16

Section 6.09. Reliance. Covered Persons who after the date of the adoption of this provision become or remain a Covered Person described in Article 6 will be conclusively presumed to have relied on the rights to indemnity, advance of expenses and other rights contained in this Article 6 in entering into or continuing the service. The rights to indemnification and to the advance of expenses conferred in this Article 6 will apply to claims made against any Covered Person described in this Article 6 arising out of acts or omissions in respect of the Corporation or one of its subsidiaries that occurred or occur both prior and subsequent to the adoption hereof. The rights conferred upon Covered Persons in this Article 6 shall be contract rights and such rights shall continue as to a Covered Person who has ceased to be a Director, officer or employee and shall inure to the benefit of the Covered Person’s heirs, executors and administrators. Any amendment, alteration or repeal of this Article 6 that adversely affects any right of a Covered Person or its successors shall be prospective only and shall not limit, eliminate or impair any such right with respect to any proceeding involving any occurrence or alleged occurrence of any action or omission to act that took place prior to such amendment or repeal. Section 6.10. Insurance. The Corporation may purchase and maintain insurance, at its expense, to protect itself and any Director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the General Corporation Law. ARTICLE 7 GENERAL PROVISIONS Section 7.01. Certificates Representing Shares. The shares of stock of the Corporation may be represented by certificates or all of such shares shall be uncertificated shares that may be evidenced by a book-entry system maintained by the registrar of such stock, or a combination of both. If any shares are represented by certificates, such certificates shall be in the form approved by the Board. The certificates representing shares of stock of each class shall be signed by, or in the name of, the Corporation by any two authorized officers of the Corporation (it being understood that each of the Chairperson, the Chief Executive Officer, any President or any Vice President, and by the Secretary, any Assistant Secretary, the Treasurer or any Assistant Treasurer shall be an authorized officer for such purpose) certifying the number and class of shares of stock of the Corporation owned by such holder. Any or all such signatures may be facsimiles. Although any officer, transfer agent or registrar whose manual or facsimile signature is affixed to such a certificate ceases to be such officer, transfer agent or registrar before such certificate has been issued, it may nevertheless be issued by the Corporation with the same effect as if such officer, transfer agent or registrar were still such at the date of its issue. Section 7.02. Transfer and Registry Agents. The Corporation may from time to time maintain one or more transfer offices or agents and registry offices or agents at such place or places as may be determined from time to time by the Board. Section 7.03. Lost, Stolen or Destroyed Certificates. The Corporation may issue a new certificate of stock in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate or his legal representative to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate. Section 7.04. Transfer Of Shares. Shares of the stock of the Corporation may be transferred on the record of stockholders of the Corporation by the holder thereof or by such holder’s duly authorized attorney upon surrender of a certificate therefor properly endorsed or upon receipt of proper transfer instructions from the registered holder of uncertificated shares or by such holder’s duly authorized attorney and upon compliance with appropriate procedures for transferring shares in uncertificated form, unless waived by the Corporation. Section 7.05. Authority for Additional Rules Regarding Transfer. The Board shall have the power and authority to make all such rules and regulations as they may deem necessary or proper concerning the issue, transfer and registration of certificated or uncertificated shares of the stock of the Corporation, as well as for the issuance of new certificates in lieu of those which may be lost or destroyed, and may require of Annex C-17 any stockholder requesting replacement of lost or destroyed certificates, bond in such amount and in such form as they may deem expedient to indemnify the Corporation, and/or the transfer agents, and/or the registrars of its stock against any claims arising in connection therewith. Section 7.06. Voting of Stock Owned by the Corporation. The Board may authorize any person, on behalf of the Corporation, to attend, vote at and grant proxies to be used at any meeting of stockholders of any corporation (except this Corporation) in which the Corporation may hold stock. Section 7.07. Form of Records. Any records maintained by the Corporation in the regular course of its business, including its stock ledger, books of account and minute books, may be maintained on any information storage device or method or on one or more electronic networks or databases as permitted by law; provided that the records so kept can be converted into clearly legible paper form within a reasonable time. The Corporation shall so convert any records so kept upon the request of any person entitled to inspect such records pursuant to applicable law. Section 7.08. Seal. The Board of Directors may provide a suitable seal, containing the name of the Corporation, which seal shall be in the charge of the Secretary. The seal may be used by causing it or a facsimile thereof to be impressed or affixed or otherwise reproduced. Section 7.09. Fiscal Year. The fiscal year of the Corporation shall be determined by the Board. Section 7.10. Amendments. These By-laws may be altered, amended or repealed in accordance with the Certificate of Incorporation and the General Corporation Law. Section 7.11. Conflict with Applicable Law or Certificate of Incorporation. These By-laws are adopted subject to any applicable law, the Certificate of Incorporation and the rules and policies of any stock exchange on which the Corporation’s shares are then listed. Whenever these By-laws may conflict with any of the foregoing, such conflict shall be resolved in favor of such law, the Certificate of Incorporation or the rules and policies of such stock exchange on which the Corporation’s shares are then listed. Annex C-18

For questions or more information with respect to the Special Meeting of shareholders of Galaxy Digital Holdings Ltd., please contact our proxy solicitation agent: Toll Free North America: 1-877-478-5043 Call Direct: 1-437-561-5063 (Call collect outside of Canada and the United States) Email: INFO_TMXIS@TMX.com